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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update:
☒ Form C/A: Amendment to Offering Statement: fourth extension to 4/29/2024
☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: **IX Power Clean Water, Inc.**
Legal status of issuer:
Form: **Corporation**
Jurisdiction of Incorporation/Organization: **DELAWARE**
Date of organization): **09-17-2014**
Physical address of issuer: **17301 WEST COLFAX AVE, SUITE 110, GOLDEN, CO 80401**
Website of issuer: **www.IxWater.com**

Is there a co-issuer? ___ yes **X** no. If yes,
Name of co-issuer:
Legal status of co-issuer:
Form:
Jurisdiction of Incorporation/Organization:
Date of organization:
Physical address of co-issuer:
Website of co-issuer:

Name of intermediary through which the offering will be conducted: **Wefunder Portal LLC**
CIK number of intermediary: **001670254**
SEC file number of intermediary: **007-00033**
CRD number, if applicable, of intermediary: **283503**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
A fee equal to 7.5% of the total amount of investments raised in the offering, collected from the issuer.
A special indemnification agreement by the issuer in favor of the intermediary; see Exhibit A Offering Memorandum.
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
N/A

Type of security offered: **Series CF Non-Voting Preferred Stock**

Target number of securities to be offered: __**20,000**__

Price (or method for determining price): __**$2.50**__

Target offering amount: __**$50,000**__

Oversubscriptions accepted: **x** Yes   No

If yes, disclose how oversubscriptions will be allocated: Pro-rata basis   First-come, first-served basis

x Other – provide a description: __**At issuer's discretion**__

Maximum offering amount (if different from target offering amount): __**$2,000,000.00**__

Deadline to reach the target offering amount: __**4/29/2024**__ **(prior deadlines were 4/30/23 & 3/17/23)**
                                                       & 8/31/2023 & 12/22/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: __**1.00**__

Total Assets:	Most recent fiscal year-end: **526,860**	Prior fiscal year-end: **618,527**
Cash & Cash Equivalents:	Most recent fiscal year-end: **21,148**	Prior fiscal year-end: **321,777**
Accounts Receivable:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Short-term Debt:	Most recent fiscal year-end: **418,964**	Prior fiscal year-end: **409,490**
Long-term Debt:	Most recent fiscal year-end: **158,890**	Prior fiscal year-end: **0**
Revenues/Sales	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Cost of Goods Sold:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Taxes Paid:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Net Income:	Most recent fiscal year-end: **-617,569**	Prior fiscal year-end: **-699,149**

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DISTRICT OF COLUMBIA, DELAWARE, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

LIST OF EXHIBITS TO THIS FORM C/A:

Exhibit A Offering Memorandum: Part II of Offering Document, including Addendums l, 2 and 3 thereto

Exhibit B 2022-2021 Audited Financial Statements and Independent Accountant's Report for
          IX Power Clean Water, Inc.

Exhibit C Profile Screen Shots

Exhibit D Video Transcript

Exhibit E Form of Investment Agreement (Subscription and Joinder Agreement)

Exhibit F Existing Certificate of Incorporation of IX Power Clean Water, Inc.

Exhibit G Existing Stockholder Agreement of IX Power Clean Water, Inc.

COPY (2 pages); from prior 23Aug2023 Form C/A filing

OMB APPROVAL	
OMB Number:	3235-0716
Expires:	May 31, 2024
Estimated average burden hours per response	49.96

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update:
☒ Form C/A: Amendment to Offering Statement: third extension to 12/22/2023
☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: **IX Power Clean Water, Inc.**
Legal status of issuer:
Form: **Corporation**
Jurisdiction of Incorporation/Organization: **DELAWARE**
Date of organization): **09-17-2014**
Physical address of issuer: **17301 WEST COLFAX AVE, SUITE 110, GOLDEN, CO 80401**
Website of issuer: **www.IxWater.com**

Is there a co-issuer? ___ yes **X** no. If yes,
Name of co-issuer: ______
Legal status of co-issuer:
Form: ______
Jurisdiction of Incorporation/Organization: ______
Date of organization: ______
Physical address of co-issuer: ______
Website of co-issuer: ______

Name of intermediary through which the offering will be conducted: **Wefunder Portal LLC**
CIK number of intermediary: **001670254**
SEC file number of intermediary: **007-00033**
CRD number, if applicable, of intermediary: **283503**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
A fee equal to 7.5% of the total amount of investments raised in the offering, collected from the issuer.
A special indemnification agreement by the issuer in favor of the intermediary; see Exhibit A Offering Memorandum.
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
N/A

Type of security offered: **Series CF Non-Voting Preferred Stock**

Target number of securities to be offered: **20,000**
Price (or method for determining price): **$2.50**
Target offering amount: **$50,000**
Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☒ Other – provide a description: **At issuer's discretion**
Maximum offering amount (if different from target offering amount): **$2,000,000.00**
Deadline to reach the target offering amount: **12/22/2023** **(prior deadlines were 4/30/23 & 3/17/23) & 8/31/2023**

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: **1.00**

Total Assets:	Most recent fiscal year-end: **526,860**	Prior fiscal year-end: **618,527**
Cash & Cash Equivalents:	Most recent fiscal year-end: **21,148**	Prior fiscal year-end: **321,777**
Accounts Receivable:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Short-term Debt:	Most recent fiscal year-end: **418,964**	Prior fiscal year-end: **409,490**
Long-term Debt:	Most recent fiscal year-end: **158,890**	Prior fiscal year-end: **0**
Revenues/Sales	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Cost of Goods Sold:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Taxes Paid:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Net Income:	Most recent fiscal year-end: **-617,569**	Prior fiscal year-end: **-699,149**

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DISTRICT OF COLUMBIA, DELAWARE, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

LIST OF EXHIBITS TO THIS FORM C/A:

Exhibit A Offering Memorandum: Part II of Offering Document, including Addendums l, 2 and 3 thereto

Exhibit B 2022-2021 Audited Financial Statements and Independent Accountant's Report for IX Power Clean Water, Inc.

Exhibit C Profile Screen Shots

Exhibit D Video Transcript

Exhibit E Form of Investment Agreement (Subscription and Joinder Agreement)

Exhibit F Existing Certificate of Incorporation of IX Power Clean Water, Inc.

Exhibit G Existing Stockholder Agreement of IX Power Clean Water, Inc.

COPY (2 pages); from prior 28Apr2023 Form C/A filing

OMB APPROVAL	
OMB Number:	3235-0716
Expires:	May 31, 2024
Estimated average burden hours per response	. .. . .49.96

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Nature of Amendment: Amend Form C offering statement, including to add 2022-21 audited financial statements and address updates in the 4/28/2023 annual report filing; and second extension to 8/31/2023

☐ Form C: Offering Statement
☐ Form C-U: Progress Update:
☒ Form C/A: Amendment to Offering Statement:
☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: **IX Power Clean Water, Inc.**

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **DELAWARE**

Date of organization): **09-17-2014**

Physical address of issuer: **17301 WEST COLFAX AVE, SUITE 110, GOLDEN, CO 80401**

Website of issuer: **www.IxWater.com**

Is there a co-issuer? ___ yes **X** no. If yes,

Name of co-issuer: ______

Legal status of co-issuer:

Form: ______

Jurisdiction of Incorporation/Organization: ______

Date of organization: ______

Physical address of co-issuer: ______

Website of co-issuer: ______

Name of intermediary through which the offering will be conducted: **Wefunder Portal LLC**

CIK number of intermediary: **001670254**

SEC file number of intermediary: **007-00033**

CRD number, if applicable, of intermediary: **283503**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

A fee equal to 7.5% of the total amount of investments raised in the offering, collected from the issuer.

A special indemnification agreement by the issuer in favor of the intermediary; see Exhibit A Offering Memorandum.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: **Series CF Non-Voting Preferred Stock**

Target number of securities to be offered: __**20,000**__

Price (or method for determining price): __**$2.50**__

Target offering amount: __**$50,000**__

Oversubscriptions accepted: **x** Yes   No

If yes, disclose how oversubscriptions will be allocated: Pro-rata basis   First-come, first-served basis
x Other – provide a description: __**At issuer's discretion**__

Maximum offering amount (if different from target offering amount): __**$2,000,000.00**__

Deadline to reach the target offering amount: __**08/31/2023 (prior deadlines were 4/30/23 & 3/17/23)**__

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: __**1.00**__

Total Assets:	Most recent fiscal year-end: **526,860**	Prior fiscal year-end: **618,527**	
Cash & Cash Equivalents:	Most recent fiscal year-end: **21,148**	Prior fiscal year-end: **321,777**	
Accounts Receivable:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**	
Short-term Debt:	Most recent fiscal year-end: **418,964**	Prior fiscal year-end: **409,490**	
Long-term Debt:	Most recent fiscal year-end: **158,890**	Prior fiscal year-end: **0**	
Revenues/Sales	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**	
Cost of Goods Sold:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**	
Taxes Paid:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**	
Net Income:	Most recent fiscal year-end: **-617,569**	Prior fiscal year-end: **-699,149**	

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DISTRICT OF COLUMBIA, DELAWARE, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

LIST OF EXHIBITS TO THIS FORM C/A:

Exhibit A   Offering Memorandum: Part II of Offering Document, including Addendums l, 2 and 3 thereto

Exhibit B   2022-2021 Audited Financial Statements and Independent Accountant's Report for
          IX Power Clean Water, Inc.

Exhibit C   Profile Screen Shots

Exhibit D Video Transcript

Exhibit E   Form of Investment Agreement (Subscription and Joinder Agreement)

Exhibit F   Existing Certificate of Incorporation of IX Power Clean Water, Inc.

Exhibit G Existing Stockholder Agreement of IX Power Clean Water, Inc.

COPY (2 pages), from prior 15Mar2023 Form C/A Filing

OMB APPROVAL	
OMB Number:	3235-0716
Expires:	May 31, 2024
Estimated average burden hours per response	. .. . .49.96

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update: ______

☒ Form C/A: Amendment to Offering Statement: ______

☒ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Describe the Nature of the Amendment: **Extension of offering to 4/30/23 pending filing of the 2022 YE annual report with audited financial statements; then, a second extension will be filed to 8/31/2023.**

Name of issuer: **IX Power Clean Water, Inc.**

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **DELAWARE**

Date of organization): **09-17-2014**

Physical address of issuer: **17301 WEST COLFAX AVENUE, SUITE 110, GOLDEN CO 80401**

Website of issuer: **www.IxWater.com**

Is there a co-issuer? ___ yes _X_ no. If yes,

Name of co-issuer: ______

Legal status of co-issuer:

Form: ______

Jurisdiction of Incorporation/Organization: ______

Date of organization: ______

Physical address of co-issuer: ______

Website of co-issuer: ______

Name of intermediary through which the offering will be conducted: **Wefunder Portal LLC**

CIK number of intermediary: **0001670254**

SEC file number of intermediary: **007-00033**

CRD number, if applicable, of intermediary: **283503**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

A fee equal to 7.5% of the total amount of investments raised in the offering, collected from the issuer.

A special special indemnification agreement by the issuer in favor of the intermediary; see Exh A Offering Memo.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: **Other - Series CF Non-Voting Preferred Stock**

 Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Target number of securities to be offered: **20,000**
Price (or method for determining price): **$2.50**
Target offering amount: **$50,000.00**
Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☒ Other – provide a description: **At issuer's discretion**
Maximum offering amount (if different from target offering amount): **$2,000,000.00**
Deadline to reach the target offering amount: **04/30/2023 (prior deadline was 3/17/2023)**

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: **1.00**

Total Assets:	Most recent fiscal year-end: **618,527**	Prior fiscal year-end: **263,767**
Cash & Cash Equivalents:	Most recent fiscal year-end: **321,777**	Prior fiscal year-end: **50,537**
Accounts Receivable:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Short-term Debt:	Most recent fiscal year-end: **409,490**	Prior fiscal year-end: **461,177**
Long-term Debt:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Revenues/Sales	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Cost of Goods Sold:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Taxes Paid:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Net Income:	Most recent fiscal year-end: **-699,149**	Prior fiscal year-end: **-673,858**

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DISTRICT OF COLUMBIA, DELAWARE, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

COPY (2 pages), from prior 17Nov2022 Form C/A Filing

OMB APPROVAL	
OMB Number:	3235-0716
Expires:	May 31, 2024
Estimated average burden hours per response	.....49.96

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update: ______
☐ Form C/A: Amendment to Offering Statement: ______
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: **IX Power Clean Water, Inc.**
Legal status of issuer:
Form: **Corporation**
Jurisdiction of Incorporation/Organization: **DELAWARE**
Date of organization): **09-17-2014**
Physical address of issuer: **17301 WEST COLFAX AVENUE, SUITE 110, GOLDEN CO 80401**
Website of issuer: **www.IxWater.com**

Is there a co-issuer? ___ yes **X** no. If yes,
Name of co-issuer: ______
Legal status of co-issuer:
Form: ______
Jurisdiction of Incorporation/Organization: ______
Date of organization: ______
Physical address of co-issuer: ______
Website of co-issuer: ______

Name of intermediary through which the offering will be conducted: **Wefunder Portal LLC**
CIK number of intermediary: **0001670254**
SEC file number of intermediary: **007-00033**
CRD number, if applicable, of intermediary: **283503**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
A fee equal to 7.5% of the total amount of investments raised in the offering, collected from the issuer.
A special special indemnification agreement by the issuer in favor of the intermediary; see Exh A Offering Memo.
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
N/A

Type of security offered: **Other - Series CF Non-Voting Preferred Stock**

Target number of securities to be offered: **20,000**
Price (or method for determining price): **$2.50**
Target offering amount: **$50,000.00**
Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☒ Other – provide a description: **At issuer's discretion**
Maximum offering amount (if different from target offering amount): **$2,000,000.00**
Deadline to reach the target offering amount: **03/17/2023**

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: **1.00**

Total Assets:	Most recent fiscal year-end: **618,527**	Prior fiscal year-end: **263,767**
Cash & Cash Equivalents:	Most recent fiscal year-end: **321,777**	Prior fiscal year-end: **50,537**
Accounts Receivable:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Short-term Debt:	Most recent fiscal year-end: **409,490**	Prior fiscal year-end: **461,177**
Long-term Debt:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Revenues/Sales	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Cost of Goods Sold:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Taxes Paid:	Most recent fiscal year-end: **0**	Prior fiscal year-end: **0**
Net Income:	Most recent fiscal year-end: **-699,149**	Prior fiscal year-end: **-673,858**

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DISTRICT OF COLUMBIA, DELAWARE, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

REVIEW NOTE: In this Exhibit A and the Addendums hereto, deletions of text are indicated by ~~struck-through text~~ (in red font), and insertions of text are indicated by double-underlined text (in blue font).

Offering Memorandum: Part II of Offering Document
(Exhibit A to the Form C/A Offering Statement filed on ~~17 November~~28 April, ~~2022~~ 2023)

IX Power Clean Water, Inc.

Physical Address:
17301 West Colfax Ave, Suite 110
Golden, CO 80401

Mailing Address:
P.O. Box 16999
Golden, CO 80402

www.IxWater.com

This Amended and Restated Offering Memorandum (this "**Offering Memorandum**") is dated ~~17 November~~28 April, ~~2022~~ 2023

Up to $2,000,000.00 in Series CF Non-Voting Preferred Stock at $2.50
Minimum Target Amount: $50,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: IX Power Clean Water, Inc.

Physical Address: 17301 West Colfax Ave, Suite 110, Golden, CO 80401

Mailing Address: P.O. Box 16999, Golden, CO 80402

State of Incorporation: DE

Date Incorporated: September 17, 2014

Terms:

Equity

Offering Minimum*: $50,000.00 | 20,000 shares of Series CF Non-Voting Preferred Stock

Offering Maximum*: $2,000,000.00 | 800,000 shares of Series CF Non-Voting Preferred Stock

Type of Security Offered: Series CF Non-Voting Preferred Stock (convertible into shares of the Company's Class B Non-Voting Common Stock as described herein)

Purchase Price of Security Offered: $2.50

Minimum Investment Amount (per investor): $250.00

*The Minimum and Maximum Number of Shares Offered each is subject to adjustment for bonus shares. See bonus shares information below. Fractional shares will not be distributed in any case. Shares issued for investment amounts above $250.00 will be determined by rounding down to the nearest whole share.

Additional Investor Eligibility Criteria for this Offering

In addition to the investor requirements and limitations that are applicable to this Offering pursuant to Regulation Crowdfunding:

U.S. Investors only: Only U.S. investors may invest in this Offering. A US investor means any investor who/that is a "United States person," as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended.

Verification of US Investor/Taxpayer Status, TIN/W-9 Requirements: The terms of the Series CF Non-Voting Preferred Stock include a special dividend entitlement as further described herein. While the Company would typically verify U.S. investor/taxpayer status at a future date if and when a taxable event occurs (for example, a sale of the Company that results in distributable cash proceeds), the existence of the special dividend entitlement term in this Offering requires a different approach. To facilitate payment of any future cash dividends arising from the special dividend entitlement term, all investors in this Offering will be required to certify and verify their U.S. investor/taxpayer status as part of the investment subscription (commitment) and closing process. See the section of this Offering Memorandum titled "*Additional Offering ~~Details~~Terms: Delivery and Cancellation*" (p. ~~48~~ 49 of this Offering Memorandum) and review carefully the form of Investment Agreement (Subscription and Joinder Agreement) included as Exhibit E to this Form C/A.

ONLY PROSPECTIVE INVESTORS ABLE TO SATISFY
THESE REQUIREMENTS SHOULD SUBMIT AN
INVESTMENT SUBSCRIPTION (COMMITMENT) IN THIS OFFERING.

Terms (continued):

Live Offering Company Perks and Investment Incentives*

Early Bird Rewards:

First $500,000 Raised │ 10% Bonus Shares

<u>OR</u>

First 10 Days (if more than $500,000 is raised in those 10 days) │10% Bonus Shares

> *Note:* If the Company raises $500,000 gross monies in the Offering prior to the 10th day following the initial launch date for the Offering ("***Offering Day 10***"), then 10% bonus shares will be issued to investors in the Offering who subscribe on or before such Offering Day 10 (determined as of Wefunder's investment subscription (commitment) cut-off time on Offering Day 10) and complete their investment as to such early bird subscription, which investment completion may occur at a closing held after such Offering Day 10. In such case, the $500,000 amount will be increased to the actual amount raised through Offering Day 10 at the applicable cut-off time, up to the Maximum Offering Amount.

Update: The Company did not raise more than $500,000 in the first 10 days of the Offering, so the Early Bird Rewards will only apply to the first $500,000 gross monies raised in the Offering.

Amount-Based Rewards:

$500+ | Investor Community Access
Receive updates about IX Water through our quarterly newsletter & Semi-Annual "Open Mic with IX Force" web call.

$1,000+ | Stream
A free IX Water "Water to Save the World" T-Shirt

$2,500+ | River
5% bonus shares plus "Water to Save the World" T-Shirt and travel mug

$5,000+ | Lake
7.5% bonus shares plus IX Water tabletop meditation fountain plus IX Water "Water to Save the World" T-Shirt and travel mug

$10,000+ | Sea
10% bonus shares plus invite to tour the Company's facility to meet the IX-Force ("Our Team").

$100,000+ | Ocean
10% bonus shares plus accompany IX Water CEO, John "Grizz" Deal, on a sales & marketing trip (location and details to be determined) to meet customers and/or prospects.

All perks (other than bonus shares) occur after the Offering is completed and for amount-based perks other than bonus shares, the Investor pays travel costs, accommodations provided.

Perks are by threshold and will not include lower tiers

See additional terms applicable to bonus shares on the next page.

Additional Terms, Bonus Shares

- If a subscriber in this Offering meets the eligibility requirements for "early bird" or amount-based bonus shares as set forth above, the relevant bonus shares will only be issued if, and concurrently with, the closing of the purchase and sale of the associated shares offered in this Offering for which the subscriber has subscribed in accordance with the applicable subscription and joinder agreement.

- All eligible amount-based bonus shares apply on a per closing basis. The Company contemplates utilizing "rolling closings" for this Offering. The means that amount-based bonus shares will be determined for each closing of this Offering and <u>not</u> at the end of the Offering based upon total amount invested in this Offering. This could result in an investor receiving a lower number of Bonus Shares than a case where the Company has a single closing at the end of the Offering. For example, if the aggregate accepted investment subscription amounts of an investor at two separate "rolling closings" is $1,000 and $2,000, respectively, the investor is not eligible for the 5.0% Bonus Shares that would have been issued if the aggregate accepted investment subscription amount at a single closing at the end of the Offering was $3,000.

- In no event will any eligible investor in the Offering (including a situation where an eligible investor submits a subscription (commitment) transaction equal to or greater than $2,500 during the "early bird" investment period specified above) be entitled to bonus shares exceeding 10% bonus shares.

- Fractional shares will not be distributed and bonus shares will be determined by rounding down to the nearest whole share.

Eligible Investors will Receive only a Single Bonus

Eligible investors in this Offering will only receive a single bonus, which will be the highest bonus they are eligible for and, in the case of bonus shares, not to exceed 10% bonus shares.

Examples

For illustrative purposes only:

Scenario 1 – A prospective investor submits an investment subscription (commitment) of $2,000 during the "early bird" investment period and an additional $1,000 investment commitment on day 30 of the Offering. The initial "rolling closing" of the Offering occurs on day 45 of the Offering, and the Company confirms and accepts both investment commitments so the total invested amount at such initial "rolling closing" is $3,000.

In this Scenario 1:

- The total subscribable shares is 1,200 shares ($3,000 divided by $2.50).

- There are two bonus shares perks to be reviewed. The total bonus shares per the "early bird" bonus shares perk is 80 bonus shares ($2,000 multiplied by 10%, and then divided by $2.50, rounded down to the nearest whole share). The total bonus shares per the amount-based bonus shares perk (calculated on a per closing basis, so $3,000 multiplied by 5%, and then divided by $2.50, rounded down to the nearest whole share) is 60 bonus shares. The investor can only receive a single bonus, which is the highest bonus the investor is eligible for. In this case, that is 80 bonus shares.

- The total shares issued to the investor at the closing is 1,280 shares for $3,000.

Scenario 2 – A prospective investor submits an investment subscription (commitment) of $2,000 on day 15 of the Offering and an additional $1,000 investment commitment on day 30 of the Offering. The initial "rolling closing" of the Offering occurs on day 45 of the Offering, and the Company confirms and accepts both investment commitments so the total invested amount at such initial "rolling closing" is $3,000.

In this Scenario 2:

- The total subscribable shares is 1,200 shares ($3,000 divided by $2.50).

- There is only one bonus share perk for which the investor is eligible, which is an amount-based perk. The total bonus shares per such amount-based bonus shares perk (calculated on a per closing basis, so $3,000 multiplied by 5%, and then divided by $2.50, rounded down to the nearest whole share) is 60 bonus shares.

- The total shares issued to the investor at the closing is 1,260 shares for $3,000.

Scenario 3 – A prospective investor submits an investment subscription (commitment) of $1,500 on day 15 of the Offering. The initial "rolling closing" of the Offering occurs on day 45 of the Offering, at which the Company confirms and accepts such $1,500 investment. After the initial closing, the investor submits an additional investment subscription (commitment) of $1,500 on day 55 of the Offering. The second "rolling closing" of the Offering occurs on day 75 of the Offering, at which the Company confirms and accepts such additional $1,500 investment.

In this Scenario 3:

- The total subscribable shares for each separate investment commitment is 600 shares ($1,500 divided by $2.50). 600 shares are issued at the initial "rolling closing" of the Offering, and 600 shares are issued at the second "rolling closing" of the Offering.

- The investor is not eligible for bonus shares. Both investment commitments (subscriptions) were submitted <u>after</u> conclusion of the "early bird" investment period. Amount-based bonus shares perks are determined on a per closing basis (and not on the basis of total amount invested in the Offering). Since each closing investment amount is below $2,500 (the lowest threshold to qualify for amount-based bonus shares), the investor is not eligible for bonus shares.

- The total shares issued to the investor, for both closings on a combined basis, is 1,200 shares for $2,000.

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The Company and its Business

Company Overview

IX Power Clean Water, Inc. (the "Company" or "IX Water") is a manufacturing, marketing, sales, ~~and~~ support~~-~~, and services company focused on innovative water treatment systems for ~~industrial wastewater~~unconventional sources of water. The Company sells water treatment systems that clean up the most contaminated waters: those from industry, mining, and oil & gas recovery, and refining. ~~Industrial wastewaters~~ Unconventional sources of water can contain deadly chemicals including metals, heavy metals, hydrocarbons, scalants, and salts. Water treated by IX Water systems can be reused by industry, recycled for other uses, or discharged to the environment.

In addition to sale of water treatment systems, the Company is creating a new services division, "IX Water Reclamation" ("the division," "IX Water Reclamation," or "Reclamation"). This section of this Offering Memorandum (describing the Company and its business) explains the Company's plans for the creation, capitalization, and operation of the new Reclamation business unit in addition to our existing business of manufacturing and selling IX Water treatment systems. The Company has <u>not</u> formed a subsidiary or other legal entity for operation of IX Water Reclamation. IX Water Reclamation is a division and business unit of the Company and so it is part of the Company.

IX Power LLC, a separate entity, is the founding shareholder ("Founder") of the Company. All the owners of IX Power LLC have been involved with the Company's business, as part of the management team or in another capacity, since the Company's incorporation in September of 2012.

Today, the Company is a registered Delaware "C" corporation. The Company is the surviving entity of a re-incorporation merger that occurred on September 26, 2014. The Company was originally incorporated as a New Mexico corporation on June 25, 2012. On September 26, 2014, IX Power Clean Water, Inc., a New Mexico corporation, was merged into and with IX Power Clean Water, Inc., a Delaware corporation, with the Delaware corporation continuing in existence as the surviving entity.

The Company is a spin-out from Los Alamos National Laboratory (LANL) in the U.S.A. and holds exclusive rights to technology developed at LANL, as well as to innovations developed solely by the Company. The IX Water management team has commercialized innovations from the U.S. Department of Energy for nearly 30 years and has spun out seven firms from U.S. DOE facilities.

In May 2020, the Company launched its first Regulation Crowdfunding (Regulation CF) crowdfunding campaign with a different security (shares of the Company's Class B Non-Voting Common Stock) and hosted by a different funding portal, StartEngine Capital LLC, which initial crowdfunding campaign concluded earlier in 2022 and raised over $1.95 million. The Company spent the five years prior to the launch of such initial crowdfunding campaign and over $2.5 million developing, testing, and validating its products with industry. For additional details and information regarding these prior offerings, see the section of this Offering Memorandum titled "*Recent Offerings of Securities* " (pp. 26-28 of this Offering Memorandum). The crowdfunding campaign described in this Offering Memorandum is an additional and separate crowdfunding campaign hosted by Wefunder Portal, LLC pursuant to which the Company is offering and selling a new non-voting preferred security of the Company, as further described herein.

How We Generate Revenue

With creation of the new Reclamation service line of business, the Company now generates revenue in two operating units (divisions) as seen in the chart below.

IX Water Systems	IX Water Reclamation
Sales of IX Water Systems	
Service & Support	Treatment of wastewater; revenue based on volume treated
Replacement Media	

Total costs for using IX Water systems are at least 50% less expensive than other known methods, including dumping the contaminated water or treating using other methods. Potential customer sales of IX Water systems range from $~~450,000~~ 200,000 to $12 million depending on number of modules required to create a plant to treat specific daily volumes of water. Water treated with IX Water systems meets or exceeds the stringent standards for reuse, recycling, and discharge to the environment.

As discussed in the "*Updated Projected Operating Plan*" section below, in connection with the creation of the Reclamation ~~divisions~~division, the Company's management has prepared an updated four-year operating plan, commencing 1 December 2022. The projected revenue per Reclamation customer is $456,250 to $684,375 per annum, per well pad, per block (a block is the daily amount of water treated).

As further described under "*Global Marketing Program – Treatment Systems Business*" below in this section: (1) the Company has developed a vigorous marketing program (direct contact with potential customers) and an initial sales pipeline that supports management's revenue projections; and (2) additional capital will allow the Company to expand its existing sales of IX Water treatment systems along with providing start-up capital for the IX Water Reclamation service business.

Competitors and Industry

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer products competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: innovation and the evolution of water treatment technologies; elimination of chemical additives and long biologic degradation processes; and smaller infrastructure and land use. The driving force for the industry, besides treatment efficacy, is lowering costs.

We believe our primary competitors in the Reclamation business are local well and water service operators that have traditionally moved produced water from well-head to disposal well or evaporation pond. In our view, both methods lose the valuable water resource that could be treated and used for regional agricultural purposes. We believe IX Water Reclamation can offer these businesses the opportunity to partner with the Company to evolve their business into treatment services. However, these businesses may not agree with the Company that there is mutual value in these partnering opportunities.

We believe our primary competitors in the treatment systems business are municipal water treatment firms, such as GE, Veolia Environnement, Suez Environnement Group, and Siemens, that have taken ordinary freshwater treatment methods and adopted them for use with heavily contaminated industrial waters. In our view, these methods are either ineffective or the cost and time required for sufficient efficacy to meet standards make them unaffordable. IX Water systems have proven to be effective and at least 50% less expensive than known alternatives.

Corporate Development

The Company secured the intellectual property rights to its technology in 2013 and, through the support of its founder IX Power LLC, spent two years surveying the market to fully understand what kind of product needed to be built to be 1) durable, 2) easy to use, 3) effective, and 4) beat customer cost expectations.

The Company and its founder IX Power LLC took the time and capital necessary to design the product required by the oil & gas, landfill, and mining industries. This required several iterations of design/test/redesign/test cycles, over the course of about three years.

Product development has "unknown unknowns," and the Company's product development required an additional 24 months longer than the Company and its founder IX Power LLC initially planned. The result is a robust suite of scalable machines that meet the need and desires of several industrial sectors.

Our product line has been commercially tested and validated through treatment samples analyzed by US EPA licensed laboratories. IX Water machines are now being manufactured for our initial customers using our fully developed supply chain at our existing facilities in Golden, Colorado along with assistance from contracted sub- assembly vendors. Additional manufacturing capacity can be added without additional capital, as unit sales grow.

Updated Projected Operating Plan

In connection with the creation of the new Reclamation line of business, the Company ~~has~~ prepared an updated four-year projected operating plan ~~for the next four years (~~, commencing 1 December, 2022~~)~~. This updated projected operating plan addresses both the new Reclamation line of business and the Company's existing treatment systems business and assumes the current maximum offering amount of $2,000,000 in this crowdfunding campaign is raised.

Global Marketing Program – Treatment Systems Business

The Company's initial crowdfunding campaign (for additional details and information regarding the initial crowdfunding campaign, see the section of this Offering Memorandum titled "*Recent Offerings of Securities* " (pp. 26-28 of this Offering Memorandum), supported the Company's efforts to develop a vigorous marketing program (direct contact with potential customers) for its treatment systems business.

As of the date of this Offering Memorandum, the Company has developed an initial possible $50 million sales pipeline for its treatment systems business, with approximately $5 million of that in a "one year" sales potential (measured from 1 December, 2022, the commencement date of the Company's updated four-year projected business plan, described in the section of this Offering Memorandum titled "*The Company and its Business: Updated Projected Operating Plan*") that supports management's revenue projections. A sales pipeline is a way of tracking the progress of deals that your sales team is currently working on and expect to close within a reasonable amount of time. In the case of the Company, we view a sales pipeline as a three year look ahead. The additional capital we are raising in this crowdfunding campaign will allow the Company to expand its existing sales of IX Water treatment systems along with providing start-up capital for the IX Water Reclamation service business. See the "*Use of Proceeds*" section of this Offering Memorandum (pp. ~~45-46~~ 46-47 of this Offering Memorandum).

About IX Water Reclamation

Overview of New Reclamation Division

In addition to sale of water treatment systems, the Company is creating a new services division, "IX Water Reclamation" ("the division," or "IX Water Reclamation, or "Reclamation"). The Company has not formed a subsidiary or other legal entity for operation of IX Water Reclamation. IX Water Reclamation is a division/business unit of the Company and so it is part of the Company.

About IX Water Reclamation (continued)

IX Water Reclamation is created to meet the following objectives:

- Operate IX Water wastewater treatment systems as a service for industry and charge for ~~industrial wastewater~~ treatment of unconventional sources of water on a volume basis.
- Provide a showcase for IX Water wastewater treatment systems.
- Provide immediate and on-going revenue to the Company.
- Enable a new source of water for agriculture.
- Provide a model for how ~~industrial wastewater~~ unconventional sources of water can be treated and deployed to water stressed regions around the world.

The IX Water Reclamation line of business, as described above, is sometimes referred to in this Offering Memorandum (including in relation to the special dividend entitlement of the Company's Series CF Non-Voting Preferred Stock, which is the security offered in this crowdfunding campaign) as the "Reclamation LOB." As of the date of this Offering Memorandum, the Reclamation LOB is referred to by the Company as "IX Water Reclamation"; however, for clarity, the Reclamation LOB shall mean the Reclamation LOB, as defined herein, whether referred to by the Company as "IX Water Reclamation" or a successor or alternative name.

Initial Customer Service Area for IX Water Reclamation

The initial customer service area for the Reclamation division will be in Bakersfield, California to serve the Southern Central (San Joaquin) Valley, including Kern County.

Kern County is home to $8 billion of annual agricultural production and 119 million bbl (42 gallon barrels) of oil and 129 billion CF (cubic feet) of gas annually[1] from some 47,750 wells. The oil wells in the region are in many cases integrated within farm acreage or in a nearby field, providing a natural place to discharge treated oil & gas produced water.

Despite the dramatic increase in rain and snow during the 2022/2023 Winter, this area continues to suffer through drought. Most all of the extra precipitation ran across dry gully and riverbeds into the Pacific Ocean.

Kern County, CA - Wells and Farm Land


Crop Types
Unclassified Fallow
Truck, Nursery, & Berry Crops
Deciduous Fruits & Nuts
Pasture
Vineyards
Field Crops
Young Perennial
Grain & Hay
Citrus & Subtropical
Urban
Well Types
Dry Gas
Gas Disposal
Injection
Multi-Purpose
Observation
Oil & Gas
Pressure Maintenance
Cyclic Steam
Steamflood
Unknown
Waterflood
Water Source
Dry Hole
IX POWER

[1] KEDF-Economic-Contribution-of-the-Oil-and-Gas-Industry-in-Kern-County_-2021.pdf, accessed 19 July 2022

About IX Water Reclamation (continued)

<u>Reclamation Rigs & Water Gang Description</u>

A "Rig" is a term used by the Company to refer to each IX Water system deployed by the Company for the new Reclamation service business. A "Water Gang" is the term used by the Company to refer to the driver and an operator/engineer for each IX Water Rig. The driver will most likely be a contract tractor-trailer driver, and the operator/engineer will most likely be either IX Water personnel or contracted well service personnel. The number of Rigs and composition of the Water Gang for a particular Reclamation project will depend on customer need and physical location. While IX Water Rigs are highly automated and could operate 24/7/365, deployment and relocation of a Rig is dependent on the Water Gang and is hard, vigorous work. The environment of the customer's physical location also affects a customer's Reclamation service plan. For example, the environment in the San Joaquin Valley is harsh with brutally hot summers and chilly winters. As a result, in the initial phase of the new service business, the Company's management expects to operate the IX Water Rigs only for particular times during days of operation and for non-continuous operating periods, so that there will be operating cycles with "on" and "off" days, as determined for each customer depending on customer need and physical location.

The Company's current business plan for the Reclamation division is to compensate Water Gangs with a fixed amount along with a small royalty for each unit of wastewater treated. The Company's management may adjust this compensation structure as its Reclamation business activities commence and progress.

<u>Target Market for Reclamation Division</u>

IX Water Reclamation will initially focus on small to medium sized oil & gas operators that either do not have, or do not want to deploy, the capital to purchase their own IX Water system, or those that would prefer to just outsource the disposition of their produced water.

<u>Additional Information - Competitors and Industry for Reclamation Division</u>

The Company's initial customer service area for the Reclamation division – Southern California – is a highly competitive marketplace and the Company will compete with a variety of organizations that offer products and services offerings competitive with those we offer.

We believe that the principal competitive factors in the industries in which we compete with respect to the Reclamation division include: innovation and the evolution of water treatment technologies; charging a "by the barrel" fee instead of forcing customers to buy and operate capital equipment; elimination of chemical additives and long biologic degradation processes; and smaller infrastructure and land use. The driving force for the industry, besides treatment efficacy, is lowering costs.

As noted above in the "*Competitors and Industry*" section, we believe our primary competitors in the Reclamation business are local well and water service operators that have traditionally moved produced water from well-head to disposal well or evaporation pond. In our view, both methods lose the valuable water resource that could be treated and used for regional agricultural purposes. We believe IX Water Reclamation can offer these businesses the opportunity to partner with the Company to evolve their business into treatment services. However, these businesses may not agree with the Company that there is mutual value in these partnering opportunities.

Personnel

At the time of launch of this crowdfunding campaign, the Company has no full-time employees, but rather has at any one time 12 to 15 people working as contractors or stockholders contributing time and talents to the Company. The Company's updated projected four-year operating plan referenced above in the "*Updated Projected Operating Plan*" section includes the following assumptions for increases in full-time equivalent (FTE) personnel, which generally scale with projected increases of revenue year to year: Year 1: 12 FTEs; Year 2: 13 FTEs; Year 3: 29 FTEs; and Year 4: 31 FTEs.

Manufacturing personnel and Reclamation Water Gang personnel are not included in these FTE personnel assumptions since the cost of such personnel is built into the Company's cost of goods sold (COGS) model for all lines of business. As to the Company's treatment systems line of business, the method of manufacturing provides Company management flexibility to scale their just-in-time manufacturing through the hiring of contracted manufacturing personnel or outsourcing, as needed.

Targeted Future Sale of the Company

The Company has a single overriding goal: to provide our technology and solutions as far and wide as possible. Management recognizes that it is difficult to achieve such a goal organically so the projected operating plan is prepared to target an exit/liquidity event through a sale of the Company. The Company previously targeted an exit/liquidity event to occur three to four years following the launch of the Company's initial crowdfunding campaign (which launch occurred in May 2020). In connection with the creation of the Reclamation divisions and the updated projected operating plan referenced above in the "*Updated Projected Operating Plan*" section, the Company is now targeting an exit/liquidity event to occur three to four years following the launch of this crowdfunding campaign.

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The Team: Officers and Directors

Name: John R. (Grizz) Deal

John R. (Grizz) Deal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Executive Chairman & Chief Executive Officer, and also serves on the Company's Board of Directors (Director)
  Dates of Service: June 25, 2012 - Present
  Responsibilities: Mr. Deal has served as an executive officer and director of the Company since the Company's incorporation on June 25, 2012. Mr. Deal is currently serving on the Company's board of directors in one of the two director seats designated by the Company's founder IX Power LLC.

Other business experience in the past three years:

- **Employer**: Launch Gurus
  Title: Teaching Position
  Dates of Service: January 01, 2014 - March 01, 2020
  Responsibilities: Teach, mentor, and coach on product development for Launch Gurus.

Name: Randall (Randy) Wilson

Randall (Randy) Wilson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Chief Financial Officer, and also serves on the Company's Board of Directors (Director)
  Dates of Service: June 25, 2012 - Present
  Responsibilities: Mr. Wilson has served as an executive officer and director of the Company since the Company's incorporation on June 25, 2012. Mr. Wilson is currently serving on the Company's board of directors in one of the two director seats designated by the Company's founder IX Power LLC.

Other business experience in the past three years:

- **Employer**: New Mexico Angels
  Title: Treasurer
  Dates of Service: April 01, 1999 - Present
  Responsibilities: Management and oversight of the financial affairs of the organization.

- **Employer**: Sandia Science & Technology Park Development Corporation
  Title: Chief Financial Officer
  Dates of Service: July 01, 1998 - Present
  Responsibilities: Management and oversight of the financial affairs of the organization.

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The Team: Officers and Directors (continued)

Name: Dr. L. Robert (Bob) Libutti

Dr. L. Robert (Bob) Libutti's current primary role is with the Issuer, but his role is reduced and is expected to be phased out in connection with Dr. Libutti's personal retirement plans. Dr. Libutti currently services 5 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Chief Product Strategist
  Dates of Service: June 25, 2012 - Present
  Responsibilities: Dr. Libutti is responsible for manufacturing and technology development strategy for the Company and has served as the principal officer in charge of manufacturing and technology development strategy for the Company since the Company's incorporation on June 25, 2012.

- **Position**: Former Director
  Dates of Service: September 26, 2014 – October 26, 2022
  Responsibilities: Dr. Libutti was appointed to the Company's Board of Directors, effective September 26, 2014, to serve as the director seat designated and elected by the holders of a majority of the outstanding shares of Class A Common Stock. Dr. Libutti's board service concluded on October 26, 2022. Robert S. Bednarz, Ph.D (see below) replaced Dr. Libutti as the director seat designated and elected by the holders of a majority of the outstanding shares of Class A Common Stock, effective October 26, 2022.

Name: Robert S. Bednarz, Ph.D.

Dr. Bednarz's current primary role is as a retired professor of geography and independent board director. Dr. Bednarz's currently services 4 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Director
  Dates of Service: October 26, 2022 - Present
  Responsibilities: Dr. Bednarz was appointed to the Company's Board of Directors, effective October 26, 2022, and is currently serving in the board seat designated and elected by the holders of a majority of the outstanding shares of Class A Common Stock. Dr. Bednarz replaced Dr. Libutti as such director seat designee, effective October 26, 2022.

Name: Paul Gatzemeier

Paul Gatzemeier's current primary role is a retired energy and natural resources industry senior executive, small business owner and independent board director. Paul Gatzemeier currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Director
  Dates of Service: May 17, 2014 - Present
  Responsibilities: Mr. Gatzemeier was appointed to the Company's Board of Directors, effective May 17, 2014, and is currently serving in the board seat designated and elected by the holders of the Company's Series A Preferred Stock.

The Team: Officers and Directors (continued)

Name: John Michael (Michael) Bell

John Michael (Michael) Bell's current primary role is with Bell Commercial Real Estate Advisors, LLC. John Michael (Michael) Bell currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Director
  Dates of Service: May 17, 2014 - Present
  Responsibilities: Michael Bell was appointed to the Company's Board of Directors, effective May 17, 2014, and is currently serving in the "fifth director" board seat.

Other business experience in the past three years:

- **Employer**: Bell Commercial Real Estate Advisors, LLC
  Title: Broker & Principal, Commercial Real Estate
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Mr. Bell creates or participates in project teams to build or buy commercial properties. He delivers personalized scope of services to help clients and partners create and maximize investment yield and identifies opportunities for more efficient financial and operating performance of multi-family and commercial assets.

- **Employer**: 10X Tech Ventures, LLC
  Title: Principal
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Angel, Seed, Series A&B investing in technology companies that focus on Eco-Sustainable and Mil-Spec enterprises.

Name: Deborah A. (Deal) Blackwell

Deborah A. (Deal) Blackwell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Chief Marketing Officer
  Dates of Service: June 25, 2012 - Present
  Responsibilities: Ms. Blackwell has served as the principal officer in charge of the Company's marketing since the Company's incorporation on June 25, 2012.

Other business experience in the past three years:

- **Employer**: IX Power Foundation, Inc.
  Title: Chief Executive Officer
  Dates of Service: December 01, 2012 - Present
  Responsibilities: Ms. Blackwell serves as the CEO of the IX Power Foundation and is responsible for all day-to-day operations. IX Power Foundation, Inc. is a 501(c)(3) non-profit entity (also referred to by the Company as a non-governmental organization, or NGO) that was founded by the Company's founder, IX Power LLC, to advance innovative technologies, and the issues surrounding power and clean water for developed, developing and undeveloped regions of the world. Currently, special emphasis is on cleaning produced water from the oil and gas industry, and on cleaning drinking water.

- **Employer**: Joni Inman Consulting, LLC
  Title: Ms. Deal is an associate and consultant with Joni Inman Consulting, LLC.
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Business consulting services.

The Team: Officers and Directors (continued)

Name: Dr. Otis (Pete) Peterson

Dr. Otis (Pete) Peterson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Chief Technical Officer
  Dates of Service: June 25, 2012 - Present
  Responsibilities: As Chief Technical Officer of the Company, Dr. Peterson supervises the review of all technologies and the coordination of research efforts in the public and private sectors. Dr. Peterson has served as the Company's chief technical officer since the Company's incorporation on June 25, 2012.

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Risk Factors

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "IX Water," "Nine Power," "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF Non-Voting Preferred Stock (convertible into shares of the Company's Class B Non-Voting Common Stock as described herein) should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider, on its own or with such investor's independent personal advisors, all of the information provided to such potential investor regarding the Company as well as the following risk factors (as supplemented by Addendum 1 to this Exhibit A), in addition to the other information listed in the Company's Form C/A Offering Statement of which this Offering Memorandum forms a part. The following risk factors, including as supplemented by Addendum 1 to this Exhibit A, are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Additional risk factors not presently known to the Company or that the Company currently deems immaterial may also impair the Company. The Company's business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks. In such case, an investor could lose all or part of his, her or its investment. The order in which the risks are presented is not intended to represent the magnitude of the risks described.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the Offering was established by the Company. We did not seek or obtain an opinion of a financial advisor or third-party valuation firm in establishing valuation for the offering. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The purchase price of the shares of the Series CF Non-Voting Preferred Stock (convertible into shares of the Company's Class B Non-Voting Common Stock as described herein) offered in this crowdfunding campaign is not related to earnings, book value, or net worth of the Company and should not be considered to be an indication of the actual value of the Company, the Series CF Non-Voting Preferred Stock, Class B Non-Voting Common Stock into which the Series CF Non-Voting Preferred Stock is convertible as described herein, any other security of the Company. There is not now nor is there expected to be a public market for any securities of the Company, including the Series CF Non-Voting Preferred Stock offered in this crowdfunding campaign or the Class B Non-Voting Common Stock into which the Series CF Non-Voting Preferred Stock is convertible as described herein; and the Company makes no representations or warranties, actual or implied that any of the Series CF Non-Voting Preferred Stock purchased in this crowdfunding campaign (or any of the Class B Non-Voting Common Stock into which the Series CF Non-Voting Preferred Stock is convertible as described herein) can be resold at the $2.50 offering price per share or any other price. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The transferability of the Securities you are buying is limited

Any Series CF Non-Voting Preferred Stock purchased in this crowdfunding campaign (as well as the Class B Non-Voting Common Stock into which the Series CF Non-Voting Preferred Stock is convertible as described herein) purchased through this crowdfunding campaign is subject to substantial legal and contractual restrictions on transfer, including restrictions on resale. The legal restrictions on transfer include (1) SEC limitations on transfer (one-year resale restriction, subject to certain limited exceptions, per Regulation Crowdfunding) and (2) any applicable limitations on transfer imposed under the securities laws of the states or other jurisdictions in which such Series CF Non-Voting Preferred Stock may be offered or sold. In addition to restrictions on transfer and resale under applicable securities laws: (a) the Series CF Non-Voting Preferred Stock (and, if applicable, any and all shares of Class B Non-Voting Common Stock that may be issued upon any conversion of such Series CF Non-Voting Preferred Stock) will be held by the purchaser thereof subject to all of the provisions of the certificate of incorporation and bylaws of the Company as in effect from time to time; and (b) as a condition to the issuance of any Series CF Non-Voting Preferred Stock in this crowdfunding campaign, the purchaser thereof will be required to become a party to and be bound by the Company's stockholder agreement. See Addendum 2 to this Exhibit A, specifically the sections of such Addendum 2 titled "*Transfer Restrictions*" and "*Stockholder Agreement*." A copy of the Stockholder Agreement as in effect on the date of this Offering Memorandum is also attached as Exhibit G to the Form C/A Offering Statement of which this Offering Memorandum forms a part. Limitations on the transfer of both the Series CF Non-Voting Preferred Stock and the Class B Non-Voting Common Stock into which the Series CF Non-Voting Preferred Stock is convertible as described herein, may adversely affect your ability to find another party willing to purchase them and the price that you might be able to obtain for such stock in a private sale.

Your investment could be illiquid for a long time

An investment in the Company is a long-term commitment. Purchasers of the Series CF Non-Voting Preferred Stock offered in this crowdfunding campaign must be ready to hold such securities for an indefinite period of time and must be able to bear a risk of total loss of their entire investment. None of the capital stock or other securities of the Company (including the Series CF Non-Voting Preferred Stock and the Class B Non-Voting Common Stock into which the Series CF Non-Voting Preferred Stock is convertible as described herein) are publicly-traded and all of such capital stock and other securities of the Company (including the Series CF Non-Voting Preferred Stock and the Class B Non-Voting Common Stock into which the Series CF Non-Voting Preferred Stock is convertible as described herein) are subject to substantial legal and contractual restrictions on transfer, including restrictions on resale. There is presently no public market for the securities of the Company and no assurance that any market will develop for the securities upon completion of this Offering or otherwise at any time. There also can be no assurance as to the depth or liquidity of any such market, if any, or the prices at which holders may be able to sell the securities. Consequently, an investment in the securities may be totally illiquid and investors may not be able to liquidate their investment readily or at all when they need or desire to sell. The Company may be acquired by another company; however, that may never happen or it may happen at a price that results in you losing money in this investment. Each purchaser in this Offering will be required to represent that such purchaser is purchasing the Series CF Non-Voting Preferred Stock for such purchaser's own account, for investment purposes and not with a view to resale or distribution thereof.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering shares of its Series CF Non-Voting Preferred Stock in the amount of up to $2,000,000 in this Offering, and may close on any investments that are made.

Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding (debt or equity) for some of the plans outlined in "Use of Proceeds." Our ability to obtain needed funding may be impaired by such factors as the capital markets and our history of losses, which could impact the availability or cost of future funding. Our inability to raise additional capital on favorable terms could have a material adverse effect on our business, financial condition and results of operations. If we are unsuccessful in achieving profitability and we cannot obtain additional funds on commercially reasonable terms or at all, we may be required to curtail significantly or cease our operations, which could result in the loss of all of your investment in our securities.

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series CF Non-Voting Preferred Stock (of which only a portion of the total authorized shares of such Series CF Non-Voting Preferred Stock is being offered, sold and issued in this Offering). Interest on debt securities could increase costs and negatively impact operating results. While any future offerings of the Company's authorized shares of Series CF Non-Voting Preferred Stock not included in this Offering will have the same offering price and other material terms applicable to the currently authorized Series CF Non-Voting Preferred Stock as required by applicable law, new Preferred Stock other than the Series CF Non-Voting Preferred Stock could be authorized and issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of any such new Preferred Stock other than the Series CF Non-Voting Preferred Stock could be more advantageous to those investors than to the holders of the Series CF Non-Voting Preferred Stock. In addition, if we need to raise more equity capital from the sale of Common Stock or Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, filing fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which could adversely impact our financial condition.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Further, as is the case with any business, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. Further, the Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Projections: Forward Looking Information

See the forward-looking statements disclosure in Part I of Addendum 1 to this Exhibit A.

Minority Holder; Securities with No Voting Rights

Except as specifically provided in the Company's certificate of incorporation or as otherwise required by the Delaware General Corporation Law or other applicable law which cannot be superseded by the provisions of such certificate of incorporation: (a) both the Series CF Non-Voting Preferred Stock that is an investor is purchasing in this Offering, and the Class B Non-Voting Common Stock into which the Series CF Non-Voting Preferred Stock is convertible as described herein, have no voting rights attached to them; and (b) the holders of the Company's Class A Common Stock and Series A Preferred Stock shall possess exclusively all voting power. See the description of voting rights contained in Addendum 2 to this Exhibit A. This means that you will have no rights to vote in elections of the Company's directors and no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. As to matters presented to voting stockholders, the interests of such voting stockholders may differ from, or conflict with, the interests of non-voting stockholders of the Company, including the interests of purchasers of the Series CF Non-Voting Preferred Stock in this Offering. Furthermore, in the event of a liquidation of our company, (1) you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out and any future senior debt or equity securities are satisfied and (2) as among the Company's existing Preferred Stock, which is the Series A Preferred Stock, the Series B Non-Voting Preferred Stock and the Series CF Non-Voting Preferred Stock (which Series CF Non-Voting Preferred Stock is the security offered in this Offering), except for a priority repayment right related to certain unpaid "Accrued Reclamation Dividends" as described in Addendum 3 to this Exhibit A of this Form C/A, the liquidation preference of the Series CF Non-Voting Preferred Stock is paid out only after all liquidation preferences of the Company's Series A Preferred Stock and Series B Non-Voting Preferred Stock are satisfied in full.

You are trusting that management will make the best decision for the Company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Series CF Non-Voting Preferred Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this Offering, we may request from Wefunder a disbursement of offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on, and services offerings in, the market and/or various respective product development programs and services offerings. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products and services offerings earlier than us, or superior products and services offerings than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products and services offerings developed by us will be preferred to any existing or newly developed technologies and/or services. It should further be assumed that competition will intensify.

Industry and Market Data Disclosure

The opinions, estimates and projections and other forward-looking statements contained in this Offering Memorandum and the other portions of the Company's Form C/A Offering Statement of which this Offering Memorandum forms a part, as well as industry and market data and certain other information used herein and therein are derived from a variety of sources, including independent industry publications, government publications, academic publications or other published independent sources, which the Company did not participate in preparing. Although the Company has not independently verified the accuracy or completeness of the third-party information included in this Offering Memorandum and the other portions of the Company's Form C/A Offering Statement of which this Offering Memorandum forms a part, based on management's knowledge and experience, the Company believes that these third-party sources are credible and reliable. However, the Company makes no representations or guarantees as to its accuracy or completeness. Investors are cautioned not to place undue reliance on such market and industry data, estimates, projections and opinions, which may be based on numerous assumptions and subject to change based on various factors, including but not limited to, those discussed in the risk factors sections of this Offering Memorandum and matters described in this Offering Memorandum and the other portions of the Company's Form C/A Offering Statement of which this Offering Memorandum forms a part, generally, which prospective investors should carefully review.

Additional Risk Factors Related to the Company's Securities and this Offering

See Part II of Addendum 1 to this Exhibit A.

Additional Risk Factors Related to the Company's Business and Industry

See Part III of Addendum 1 to this Exhibit A.

Tax Risks

See Part IV of Addendum 1 to this Exhibit A.

Conflicts of Interest

See Part V of Addendum 1 to this Exhibit A.

Statement as to Indemnification

See Part VI of Addendum 1 to this Exhibit A.

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Ownership of Voting Securities and Capital Structure; Rights of the Securities

Ownership of Voting Securities

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of **voting securities** as of the date of this Offering Memorandum.

As of the date of this Offering Memorandum, the classes of voting securities of the Company are the Class A Common Stock and the Series A Preferred Stock.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage of Voting Securities
IX Power LLC (as of the date of this Form C/A, owned 20% each by John R. (Grizz) Deal, Randall (Randy) Wilson, Deborah A. (Deal) Blackwell, Dr. Otis (Pete) Peterson, and Dr. L. Robert (Bob) Libutti)	6,813,438	Class A Common Stock	65.59%

The Company's Securities

The Company has authorized Series CF Non-Voting Preferred Stock, Series A Preferred Stock, Series B Non-Voting Preferred Stock, and Class A Common Stock, and Class B Non-Voting Common Stock. Only the Series A Preferred Stock and Class A Common Stock are voting stock.

The class of stock being offered in this Offering is the Series CF Non-Voting Preferred Stock, which is convertible into the Company's Class B Non-Voting Common Stock as described herein.

As of the date of this Offering Memorandum:

Series CF Non-Voting Preferred Stock

The amount of security authorized is 2,200,000 with a total of ~~0 outstanding~~up to 103,480 of such shares outstanding as of date of this Offering Memorandum (of which 10% of such shares are "bonus shares"), through the recent closing in April 2023. The actual number of shares of Series CF Non-Voting Preferred Stock outstanding as of the date of this Offering Memorandum is subject to any adjustments for final funds reconciliations to be provided by intermediary Wefunder Portal, LLC to the Company after the date of this Offering Memorandum.

   Voting Rights
There are no voting rights associated with Series CF Non-Voting Preferred Stock.

   Special Revenue Share Dividend, Reclamation Line of Business – Shares of Series CF Non-Voting Preferred Stock
This special dividend applies only to issued shares of the Series CF Non-Voting Preferred Stock (whether issued in this Offering or any future crowdfunding campaigns). The rights and terms of this special dividend are described in Addendum 3 to this Exhibit A.

   1x Non-Participating Liquidation Preference
Each of the existing series of Preferred Stock of the Company – which are the Series A Preferred Stock, Series B Non-Voting Preferred and Series CF Non-Voting Preferred Stock (whether issued in this Offering or any future offerings) – have a 1x non-participating liquidation preference. With the exception of priority payment at the time of a liquidation event of certain unpaid amounts relating to the special dividend as described above for issued shares of the Series CF Non-Voting Preferred Stock, the liquidation preference of the Series CF Non-Voting Preferred Stock is <u>junior</u> to the liquidation preferences of each of the Series A Preferred Stock and the Series B Non-Voting Preferred Stock. See Addendum 2 to this Exhibit A.

Series CF Non-Voting Preferred Stock (continued)

Conversion Security

Class B Non-Voting Common Stock (a non-voting security).

Other Material Rights

See Addendum 2 to this Exhibit A.

Series B Non-Voting Preferred Stock

The amount of security authorized is 626,014 (reduced from 2,160,000 originally authorized shares) with a total of 626,014 outstanding.

The total amount outstanding includes: (1) 40,000 shares issued in May 2018 at the initial and only closing of a Rule 506(c) offering; (2) 488,067 shares issued in April 2020 pursuant to a limited Rule 506(b) offering; and (3) 97,947 issued in May 2022 pursuant to a limited Rule 506(b) offering. For additional information regarding such offerings, see the section of this Offering Memorandum titled "*Recent Offerings of Securities* " (pp. 26-28 of this Offering Memorandum) and Addendum 2 to this Offering Memorandum.

Voting Rights

There are no voting rights associated with Series B Non-Voting Preferred Stock, except for limited circumstances where the Series B Non-Voting Preferred Stock and the Series A Preferred Stock vote together on certain matters, as described in Addendum 2 to this Exhibit A.

1x Non-Participating Liquidation Preference

Each of the existing series of Preferred Stock of the Company – which are the Series A Preferred Stock, Series B Non-Voting Preferred and Series CF Non-Voting Preferred Stock (whether issued in this Offering or any future offerings) – have a 1x non-participating liquidation preference. With the exception of priority payment at the time of a liquidation event of certain unpaid amounts relating to the special dividend as described above for issued shares of the Series CF Non-Voting Preferred Stock, the liquidation preference of the Series B Non-Voting Preferred Stock is senior to the liquidation preferences of each of the Series A Preferred Stock and the Series CF Non-Voting Preferred Stock. See Addendum 2 to this Exhibit A.

Conversion Security

Class B Non-Voting Common Stock (a non-voting security).

Other Material Rights

See Addendum 2 to this Exhibit A.

Series A Preferred Stock

The amount of security authorized is 2,021,850 with a total of 2,021,850 outstanding.

Voting Rights

See the section of Addendum 2 to this Exhibit A titled "*Description of Capital Stock.*"

1x Non-Participating Liquidation Preference

Each of the existing series of Preferred Stock of the Company – which are the Series A Preferred Stock, Series B Non-Voting Preferred and Series CF Non-Voting Preferred Stock (whether issued in this Offering or any future offerings) – have a 1x non-participating liquidation preference. With the exception of priority payment at the time of a liquidation event of certain unpaid amounts relating to the special dividend as described above for issued shares of the Series CF Non-Voting Preferred Stock, the liquidation preference of the Series A Non-Voting Preferred Stock is junior to the liquidation preferences of each of the Series B Non-Voting Preferred Stock and senior to the liquidation preference of the Series CF Non-Voting Preferred Stock. See Addendum 2 to this Exhibit A.

Series A Preferred Stock (continued)

Conversion Security

Class A Common Stock (a voting security).

Other Material Rights

See Addendum 2 to this Exhibit A.

Class A Common Stock

The amount of security authorized is 11,000,000 with a total of 8,366,699 outstanding.

Voting Rights

See the section of Addendum 2 to this Exhibit A titled "*Description of Capital Stock*."

Material Rights

See Addendum 2 to this Exhibit A.

Class B Non-Voting Common Stock

The amount of security authorized is 6,666,014 with a total of 1,672,899 shares issued and outstanding and 636,368 additional shares reserved for issuance as described below and treated as outstanding for purposes of the disclosures herein (2,309,267 aggregate outstanding shares).

The total amount outstanding includes: (1) 1,672,899 shares issued for $1,960,512.50 cash consideration (of which 104,489, or approximately 6.25%, of such 1,672,899 shares are "bonus shares") pursuant to the Company's initial crowdfunding campaign hosted by funding portal StartEngine Capital, LLC and which concluded earlier in 2022; (2) 31,368 shares (which is the number of shares equal to two percent (2%) of the $1,960,512.50 total amount of investments raised in the Company's initial crowdfunding campaign) issuable to StartEngine Capital, LLC, the intermediary/funding portal for the initial crowdfunding campaign, as compensation for services provided to, or for the benefit of, the Company in connection with the crowdfunding campaign, reserved but unissued (as of the date of this Offering Memorandum, the Company and StartEngine Capital, LLC have a pending and unresolved item pertaining to the form of subscription agreement to be executed by StartEngine Capital, LLC as a condition to the issuance of such shares in order to satisfy the requirements of Regulation Crowdfunding that such shares have the same terms, conditions and rights as the shares of Class B Non-Voting Common Stock offered and sold by the Company to the cash investors in the initial crowdfunding campaign), (3) 480,000 shares issuable pursuant to outstanding warrants; and (4) 125,000 shares issuable pursuant to for stock options or other equity compensation awards issuable to employees or directors of, or consultants or advisors to, the Company, reserved but unissued.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

See also Addendum 2 to this Exhibit A.

What it means to be a minority holder

All investors in this crowdfunding campaign are minority holders. In addition, with the exception of the Company's founder, IX Power LLC, all of the Company's other existing stockholders are minority holders. Minority holders of stock of the Company have limited, or no, rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in the Company's crowdfunding campaign and other investors that own the Company's non-voting stock have rights less than those of other investors holding voting stock, and have limited, or no, influence on the corporate actions of the company. See the "*Risk Factors*" section of this Offering Memorandum, including as supplemented by Addendum 1 to this Exhibit A, as well as the more detailed description of the Company's capital stock contained in Addendum 2 to this Exhibit A.

Dilution

Generally:

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares or other securities (such as options or convertible securities). In other words, when the company issues more shares or other securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round (including with respect to the Series CF Non-Voting Preferred Stock, as further described below), a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares or other securities (such as options or convertible securities), an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

In addition, investors should understand that the value and control dilution described above will be magnified and more substantial if price-based anti-dilution protections applicable to certain of the Company's securities are triggered. The most common trigger of price-based anti-dilution protections is when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. In such case, the conversion price for the shares entitled to price-based anti-dilution protection is adjusted so that such shares are treated as if they were originally issued at a lower valuation. These adjustments result in disproportionate, and more substantial, dilution to all other shares that do not have the price-based anti-dilution protection.

Currently, each of the existing series of Preferred Stock of the Company – which are the Series A Preferred Stock, Series B Non-Voting Preferred and Series CF Non-Voting Preferred Stock (whether issued in this Offering or any future offerings) – have price-based anti-dilution protection (see Appendix 2 to this Exhibit A); however, these price-based anti-dilution protections terminate upon any conversion (voluntary/optional or automatic) of such Preferred Stock into the Company common stock (Class A Common Stock or Class B Non-Voting Common Stock). In addition, the Company may issue debt or equity securities in the future with price-based anti-dilution protection (see the "*Risk Factors*" section of this Offering Memorandum, including as supplemented by Addendum 1 to this Exhibit A). Since none of the Company's currently authorized common stock has price-based anti-dilution protections, all holders of such common stock will be affected if price-based anti- dilution adjustments applicable to other Company securities are triggered. The Company's management will seek to structure any future offerings of new debt or equity securities to avoid triggering the price-based anti-dilution protections; however, there are many factors, including factors outside the Company's control, that affect terms of future financings (see the "*Risk Factors*" section of this Offering Memorandum, including as supplemented by Addendum 1 to this Exhibit A) and there is no assurance that further dilution, including dilution resulting from price-based ~~anti~~ anti-dilution protections being triggered, will not occur in the future.

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Dilution (continued)

Series CF Non-Voting Preferred Stock:

The 880,000 shares of Series CF Non-Voting Preferred Stock authorized for this Offering (which includes up to 80,000 shares allocated to "bonus shares" for this Offering) is less than the 2,200,000 legally authorized shares of Series CF Non-Voting Preferred Stock. The Series CF Non-Voting Preferred Stock has been approved by the Company's Board of Directors and its requisite stockholders for use in equity crowdfunding campaigns now and in the foreseeable future. The Series CF Non-Voting Preferred Stock has been approved by the Company's Board of Directors and its requisite stockholders for use in equity crowdfunding campaigns now and in the foreseeable future (designated as three years from the launch of this crowdfunding campaign), to raise up to $5 million of new capital (including the $2 million maximum amount of this crowdfunding campaign). So, if the maximum $2 million is raised in this crowdfunding campaign, the Company can raise up to an additional $3 million through the offer, sale, and issuance of the unissued legally authorized Series CF Non-Voting Preferred Stock at any time during such three-year period. The 2,200,000 total authorized share figure for the Series CF Non-Voting Preferred Stock includes an allocation of up to a total of 200,000 "bonus shares" for all equity crowdfunding campaigns pursuant to which the Series CF Non-Voting Preferred Stock is offered, sold and issued. The issuance of additional shares of Series CF Non-Voting Preferred in such circumstances is an issuance of additional shares by the Company that will result in dilution, as described in the foregoing paragraphs of this "Dilution" section.

Transferability of securities

For a year, the securities purchased in a Regulation CF crowdfunding campaign can only be resold:

- In an IPO;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The above describes the SEC limitations on transfer of the securities pursuant to Regulation Crowdfunding. The securities are also subject to (1) any applicable limitations on transfer imposed under the securities laws of the states or other jurisdictions in which such Class B Non-Voting Common Stock may be offered or sold and (2) contractual restrictions on transfer. For additional information on the transfer restrictions applicable to the shares of Class B Non-Voting Common being offered in this crowdfunding campaign, see the risk factors contained in this Offering Memorandum (including as supplemented by Addendum 1 to this Exhibit A) and Addendum 2 to this Exhibit A, specifically the sections of such Addendum 2 titled "*Transfer Restrictions*" and "*Stockholder Agreement*." A copy of the Stockholder Agreement as in effect on the date of this Form C/A is also attached as Exhibit G to the Company's Form C/A Offering Statement of which this Offering Memorandum forms a part.

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Recent Offerings of Securities

In addition to the current Offering, we have made the following issuances of securities within the last five years:

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,515,395.00
  Number of Securities Sold: 2,021,850
  Use of proceeds: Product development, commercial testing and general working capital, inclusive of payments to service providers and payments to officers, directors and consultants, some of whom are affiliates of the Company.
  Date: February 14, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity (issued upon the exercise of outstanding warrants)
  Final amount sold: $15,795.00
  Number of Securities Sold: 48,660
  Use of proceeds: Product development, commercial testing and general working capital, inclusive of payments to service providers and payments to officers, directors and consultants, some of whom are affiliates of the Company.
  Date: October 04, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Series B Non-Voting Preferred Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 40,000
  Use of proceeds: Go-to-market strategy and general working capital, inclusive of payments to service providers and payments to officers, directors and consultants, some of whom are affiliates of the Company.
  Date: May 25, 2018
  Offering exemption relied upon: 506(c)

- **Name:** Series B Non-Voting Preferred Stock & Warrants to acquire Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $610,083.75
  Number of Securities Sold: 488,067 shares of Series B Non-Voting Preferred Stock
  Warrants Issued: Class B Non-Voting Common Stock Warrants, up to 480,000 warrant shares. The exercise price of such warrants is $1.25 per share. The warrant expiration date is April 1, 2025, subject to early termination upon an initial public offering of the Company's capital stock and certain corporate transaction events as described in the warrants.
  Use of proceeds: Go-to-market strategy and general working capital, inclusive of payments to service providers and payments to officers, directors and consultants, some of whom are affiliates of the Company. NOTE: Such amount raised excludes the up to $600,000 of contingent proceeds receivable, if and when the warrants issued as part of the offering are exercised.
  Date: April 10, 2020
  Offering exemption relied upon: 506(b)
  NOTE-*additional information, related party debt conversion*: This Rule 506(b) offering was a limited offering for the purposes of restructuring and satisfying certain related party liabilities through conversion to equity in lieu of cash payment.

Recent Offerings of Securities (continued)

- **Name:** Class B Non-Voting Common Stock

  Type of security sold: Equity

  Final amount sold: $1,960,512.50 (this amount is the cash proceeds of the offering; this amount excludes the value of the intermediary equity compensation shares reserved but unissued, as described below)

  Number of Securities Sold In Exchange For Cash Consideration: 1,672,899, issued in exchange for the $1,960,512.50 cash consideration identified above (of which 104,489, or approximately 6.25%, of such 1,672,899 shares are "bonus shares")

  Intermediary Equity Compensation Share Reservation: 31,368 shares (which is the number of shares equal to two percent (2%) of the $1,960,512.50 total amount of investments raised in the crowdfunding campaign). These shares are reserved for issuance to StartEngine Capital, LLC, the intermediary/funding portal for this initial crowdfunding campaign, as compensation for services provided to, or for the benefit of, the Company in connection with the crowdfunding campaign. These shares are reserved and unissued because, as of the date of this Offering Memorandum, the Company and StartEngine Capital, LLC have a pending and unresolved item pertaining to the form of subscription agreement to be executed by StartEngine Capital, LLC as a condition to the issuance of such shares in order to satisfy the requirements of Regulation Crowdfunding that such shares have the same terms, conditions and rights as the shares of Class B Non-Voting Common Stock offered and sold by the Company to the cash investors in the crowdfunding campaign).

  Use of proceeds: These crowdfunding campaign funds, net of fees paid to the funding portal and escrow agent for the crowdfunding campaign and other offering expenses, have been, and will continue to be, used to expand the current sales and marketing activities of the Company in the USA, China, and the North Sea, to build a one-fifth scale complete IX Water demonstration system, to build out an analytical chemistry and test lab, to rent additional facilities, and to increase the company cash out date to December 2022 (which cash out date was updated following conclusion of the crowdfunding campaign from the projected June 2022 cash date referenced in both the prior year's Annual Report dated April 30, 2021 and the Form C/A Offering Statement for the crowdfunding campaign filed in July 2021). This offering concluded earlier in 2022, and the final application and allocation of proceeds of the crowdfunding campaign is subject to the discretion and judgment of the Company's management team.

  Date: May 2020 – March/April 2022 (the offering deadline occurred in January 2022 with funds reconciliations pending and the final closing occurred in April 2022 once the funds reconciliations were completed)

  Offering exemption relied upon: Regulation Crowdfunding

NOTE, initial crowdfunding campaign/"Initial Crowdfunding Offering": The above offering is the initial crowdfunding campaign conducted by the Company, also sometimes referred to in this Offering Memorandum and/or or one or more of the Addendums hereto, as applicable, as the "initial crowdfunding campaign" or the "Initial Crowdfunding Offering."

Recent Offerings of Securities (continued)

- **Name:** Series B Non-Voting Preferred Stock

  Type of security sold: Equity

  Final amount sold: $122,433.75 (debt conversion; $87,475 of principal and $34,958.75 of interest)

  Number of Securities Sold: 97,947

  Use of proceeds: Go-to-market strategy and general working capital, inclusive of payments to service providers and payments to officers, directors and consultants, some of whom are affiliates of the Company.

  Date: May 31, 2022

  Offering exemption relied upon: 506(b)

  NOTE-*additional information, related party debt conversion*: All Series B Non-Voting Preferred Stock shares issued in this offering were issued in exchange for conversion of indebtedness (including interest) owed by the Company to certain existing stockholders/investors, including existing stockholders/investors currently holding positions as directors and/or officers of the Company. The indebtedness that was converted included indebtedness owing by the Company (1) under the existing bridge loan facility authorized by the Company prior to the launch in May 2020 of the Company's Regulation Crowdfunding campaign, and still outstanding, and (2) in connection with loans or advances previously made by existing stockholders/investors (including existing stockholders/investors currently holding positions as directors and/or officers of the Company) to, or on behalf of, the Company for payment of Company expenses. Indebtedness converted in this offering was, by its stated terms, non-convertible. Accordingly, the conversion of indebtedness in this offering occurred by voluntary conversion of indebtedness with mutual agreement of the Company and each applicable holder of the indebtedness that is converted.

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Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included as Exhibit B to the Form C/A of which this Offering Memorandum forms a part. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Our financial statements reflect those of a startup; where capital is put toward creating and proving its product line and business model(s).

As to the Company's existing treatment systems business:

- While the Company did have some early service-based revenue during its commercial testing, it is just achieving product sales and has yet to achieve substantial product sales. The Company received a purchase order for an initial IX Water unit from a customer in China at the end of December 2020. The COVID-19 pandemic delayed, not terminated this order, and resulted in an adjustment of the payment structure for this sale. In lieu of the 50% customer down payment that is usually paid, the Company accepted an irrevocable letter of credit for payment assurance. ~~As of the date of this Offering Memorandum, the Company is in the process of building this unit and expects to ship the unit during the fourth quarter of its current 2022 fiscal year~~ This unit finally shipped on 7 April 2023, and the Company expects to install the unit in May 2023 (the ~~current targeted~~ shipping date ~~has been~~ was delayed from the previously planned summer 2022 shipping date based upon continuing COVID-19 pandemic delays).

- The Company also has verbal agreements for an additional three IX Water units, all of which equates to two-thirds of the Year 1 revenue projections for such existing treatment systems business in the Company's updated four-year projected business plan, commencing 1 December, 2022 (see the section of this Offering Memorandum titled "*The Company and its Business: Updated Projected Operating Plan*"). IX Water cost of goods sold for such existing treatment systems business are approximately 52% of revenue, leaving sufficient funds for the Company to pay its minimal current overhead cost associated with such line of business, without market expansion.

As to the Company's IX Water Reclamation service business, this is a new line of business and is not reflected in the Company's existing financial statements for the fiscal years ending December 31, 2022, December 31, 2021 and December 31, 2020.

Historical results and cash flows:

Historical results are not representative of what the Company's investors/stockholders should expect in the future.

Management, having raised capital for eight other ventures based on USA government lab technology, took that experience and, prior to May 2020 launch of the Company's initial crowdfunding campaign, raised only enough funds from its existing investors/stockholders to complete and commercially test the IX Water product line—with no substantial revenue expected. Product development has "unknown unknowns," and IX Water product development required an additional 36 months (increased in this Offering Memorandum from the previously projected 30 months) longer than initially planned.

Rather than disappointing its investors/stockholders with uncertain revenue forecasts, the Company always planned to raise a separate amount of capital for global marketing and sales: the initial crowdfunding campaign, launched in May 2020. This "whole product marketing" approach allowed the IX-Force to fully develop the Company's commercial offering, test the products in the field, refine the product line, and finally go to market in 2019 using the Company's existing, modest resources.

The global pandemic limited opportunity for sales in from 2020 through 2022. IX Water requires a "consultative" sales approach, including site visits, direct consultations, and in-person meetings with regulators and stakeholders.

Commencing in April 2021 2022, the wide availability of COVID-19 inoculation has allowed staff and potential customers to start direct interactions once again and Management expects the sales forecast to essentially be delayed by up to 30 36 months.

As described elsewhere in this Form C/A (including the section of this Offering Memorandum titled "*The Company and its Business: About IX Water Reclamation*"), the Company is creating a new services division/line of business, "IX Water Reclamation." IX Water Reclamation will initially focus on small to medium sized oil & gas operators that either do not have, or do not want to deploy, the capital to purchase their own IX Water system, or those that would prefer to just outsource the disposition of their produced water. As a new line of business, IX Water Reclamation is not reflected in the Company's existing financial statements for the fiscal years ending December 31, 2022, December 31, 2021 and December 31, 2020 , or its historical results and cash flows. However, in connection with the creation of IX Water Reclamation and the Company's plans to develop and grow such service business, the Company has updated its projected business plan to an updated four-year plan, commencing 1 December, 2022 (see the section of this Offering Memorandum titled "*The Company and its Business: Updated Projected Operating Plan*"). The updated projected business plan includes both the existing treatment systems business and the new IX Water Reclamation service business. The Company's ability to develop and accelerate the Reclamation division operations is dependent on this crowdfunding campaign. A primary intended use of proceeds of the net available funds of this crowdfunding campaign is providing start-up capital for the IX Water Reclamation service business (see the "*Use of Proceeds*" section of this Offering Memorandum (pp. 45-46 46-47 of this Offering Memorandum).

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of the beginning of October, 2022 7 April 2023 (the date of the most recent closing in this Offering), the Company has cash on hand of approximately $35,000 35,658 and short-term accounts receivable of approximately $190,850 100,000, which total $225,850 135,658. Such short-term accounts receivable relates to the letter of credit arrangement in place for the purchase order for an initial IX Water unit from a customer in China at the end of December 2020, as described elsewhere in this Offering Memorandum. This unit finally shipped on 7 April 2023, and the Company expects to install the unit in May 2023 (the shipping date was delayed from the previously planned summer 2022 shipping date based upon continuing COVID-19 pandemic delays). All net cash proceeds of the Company's initial crowdfunding campaign have been released by StartEngine Capital, LLC, the intermediary/funding portal for such initial crowdfunding campaign, to the Company, including amounts previously held in escrow holdback accounts for such initial crowdfunding campaign.

As of the date of this Offering Memorandum, the current Company "burn" or cash run-rate varies from $45,000 to $50,000 per month (increased from the $20,000 to $25,000 monthly cash run-rate in effect in May 2020 at the time of launch of the initial crowdfunding campaign in May 2020), and excluding non-recurring start-up costs for the new Reclamation division. Such increase in the Company's cash-run rate is consistent with the Company's projected operating plan that was in place during the initial crowdfunding campaign and primarily is the result of (i) the Company commencing services compensation payments to the Company's management team after such launch, (ii) an increase in personnel, and (iii) the Company securing new manufacturing space. The Company notes the services compensation payments to the Company's management team, who are owners in the Company's founder IX Power LLC, are for services rendered after launch of the crowdfunding campaign in May 2020. The Company is not under any agreement to pay the IX Power LLC founders back-pay for periods prior to such launch; this is their "sweat equity."

As is customary in the industry, IX Water customers purchasing IX Water treatment systems usually pay a fifty percent (50%) deposit when ordering a unit. These funds, along with vendor payment terms, provide sufficient funds to pay the cost of building each IX Water unit. As sales grow and assuming the Company's new IX Water Reclamation business generates revenue from the Company's additional Reclamation service offerings, Management expects to generate sufficient cash flow to also cover the Company's overhead.

The Company may, from time to time, leverage its accounts receivable (AR) to insure cash flow. The Company has existing relationships with various non-bank entities under which AR may be purchased for a discount based on the nature of the accounts receivable and Company creditworthiness. A lien against Company assets may also be filed to further ensure collection of AR. The Company has no outstanding balances under receivables factoring arrangements as of the date of this Offering Memorandum.

The Company may, from time to time, use irrevocable bank letters of credit (LOC) to fund specific customer builds of IX Water products. The Company has an existing relationship with HSBC (which replaces the Company's prior relationship with Silicon Valley Bank) under which HSBC would purchase the LOC for a discount based on the nature of the sale and customer creditworthiness. The bank also may file a lien against Company assets to further ensure payment should the customer cancel the order or the LOC is otherwise invalidated.

How do the funds of the Company's crowdfunding campaign factor into the Company's financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This crowdfunding campaign is the Company's second crowdfunding campaign and is expected to raise up to $2 million gross cash receipts. As of the date of this Offering Memorandum, the Company has raised up to $235,185 gross cash receipts in this Offering campaign through its most recent rolling closing in April 2023. The actual gross cash receipts as of the date of this Offering Memorandum (through such April 2023 closing) is subject to any adjustments for final funds reconciliations to be provided by intermediary Wefunder Portal, LLC to the Company after the date of this Offering Memorandum.

The gross cash receipts of the Company's initial crowdfunding campaign, which was hosted on a different funding portal, StartEngine Capital, LLC, and concluded earlier in 2022, were $1,960,512.50. For the Company's internal tracking purposes, the Company has estimated the total costs and expenses of the initial crowdfunding campaign at approximately 21.5% of such $1,960,512.50 gross cash receipts figure, or $412,500. This results in a net available funds figure for the initial crowdfunding campaign of approximately $1.54 million. This amount includes fees and costs paid to the funding portal/intermediary, StartEngine Capital, LLC (approx. 7.4%), the escrow cash management fee paid to escrow agent Prime Trust (approx. 0.2%), PR/marketing/promotion expenses (approx. 7.9%), legal fees and costs (approx. 3.8%), audit fees and other accounting expenses (approx. 1.4%), and stock transfer agent fees (approx. 0.8%). It is noted that these categories are not necessarily treated as costs of capital for accounting purposes. ~~Approximately $1.505 million of such $1.54 million estimated~~ All of the net available funds from such initial crowdfunding campaign have been expended as of the ~~beginning of October 2022, and the balance is included in the $35,000 cash on hand figure specified above~~date of this Offering Memorandum.

The Company should achieve certain cost savings for a second crowdfunding campaign so the Company is estimating total costs and expenses of this up to $2 million crowdfunding campaign (again, categorizing costs and expenses for internal tracking and not for accounting purposes) will be approximately 20%. Assuming the maximum $2 million is raised, this results in an estimated net available funds figure of $1.6 million. The net available funds raised in this crowdfunding campaign will be used to (i) provide start-up capital for the IX Water Reclamation service business, (ii) expand the Company's current sales and marketing activities with respect to its treatment systems, and (iii) pay for ongoing fees and expenses associated with the Company using equity crowdfunding to raise capital, including compliance with ongoing Regulation CF reporting requirements and maintaining a third party stock transfer agent. *See also* the "*Use of Proceeds*" section of this Offering Memorandum (pp. ~~45 46~~ 46-47 of this Offering Memorandum).

The Company is relying on its existing and pending revenue streams as well as fund raising to sustain and increase its pace of operations.

Are the funds from the Company's crowdfunding campaign necessary to the viability of the Company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company's financial projections prepared in connection with the May 2020 launch of its initial crowdfunding campaign in May 2020 and the Company's increased run-rate at that time were dependent on raising $1 million by the end of 2020, through the crowdfunding campaign and sales by other means, if necessary. At the end of 2020, the total raised in the crowdfunding campaign at closing through the end of 2020 was approximately $506,419. The Company reached its $1 million target at the February 2021 closing in the crowdfunding campaign. In July 2021, the maximum offering amount of the crowdfunding campaign was increased from $1,070,000 to $2,000,000. The initial crowdfunding campaign concluded earlier in 2020. The actual gross cash receipts of such initial crowdfunding campaign were $1,960,512.50, and as noted above in this section, the

Company's estimated net available funds figure (after deduction of offering costs and expenses categorized for internal tracking purposes and not for accounting purposes) for the initial crowdfunding offering is approximately ~~$1.505 million of such~~ $1.54 million ~~estimated~~. All of the net available funds from such initial crowdfunding campaign have been expended as of the ~~beginning of October 2022, and the balance is included in the $35,000 cash on hand figure specified above~~date of this Offering Memorandum.

As to the Company's existing treatment systems business:

- While the Company did have some early service-based revenue during its commercial testing, it is just achieving product sales and has yet to achieve substantial product sales. The Company received a purchase order for an initial IX Water unit from a customer in China at the end of December 2020. The COVID-19 pandemic delayed, not terminated this order, and resulted in an adjustment of the payment structure for this sale. In lieu of the 50% customer down payment that is usually paid, the Company accepted an irrevocable letter of credit for payment assurance. ~~As of the date of this Offering Memorandum, the Company is in the process of building this unit and expects to ship the unit during the fourth quarter of its current 2022 fiscal year (the current targeted~~ This unit finally shipped on 7 April 2023, and the Company expects to install the unit in May 2023 (the shipping date ~~has been~~ was delayed from the previously planned summer 2022 shipping date based upon continuing COVID-19 pandemic delays).

- The Company also has verbal agreements for an additional three IX Water units, all of which equates to two-thirds of the Year 1 revenue projections for such existing treatment systems business in the Company's updated four-year projected business plan, commencing 1 December, 2022 (see the section of this Offering Memorandum titled "*The Company and its Business: Updated Projected Operating Plan*"). IX Water cost of goods sold for such existing treatment systems business are approximately 52% of revenue, leaving sufficient funds for the Company to pay its minimal current overhead cost associated with such line of business, without market expansion.

As to the Company's new IX Water Reclamation service business, the Company's ability to develop and accelerate the Reclamation division operations is dependent on this crowdfunding campaign. A primary intended use of proceeds of the net available funds of this crowdfunding campaign is providing start-up capital for the IX Water Reclamation service business.

In connection with the creation of the IX Water Reclamation service business and the Company's plans to develop and grow such service business, the Company has updated its projected business plan to an updated four year plan, commencing 1 December, 2022 (see the section of this Offering Memorandum titled "*The Company and its Business: Updated Projected Operating Plan*"). The updated projected business plan includes both the existing treatment systems business and the new IX Water Reclamation service business. As part of its business planning updates, the Company is now targeting an exit/liquidity event to occur three to four years following the launch of this crowdfunding campaign (see the section of this Offering Memorandum titled "*The Company and its Business: Targeted Future Sale of the Company*").

The Company's ability to continue as a going concern for the foreseeable future and to achieve the targeted exit/liquidity event is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional external capital financing.

Management plans to utilize the unspent funds raised in the initial crowdfunding campaign and the funds raised in this additional crowdfunding campaign, to produce revenues to support cash flow, and to continue to cut and control costs as necessary to ensure the business is able to meet its obligations as they come due.

If and as market conditions continue to improve, depending on the progress of revenues, the Company plans to evaluate increasing the maximum offering amount of this crowdfunding campaign above $2 million and/or authorizing additional Regulation CF crowdfunding campaigns for the offer, sale, and issuance of the Company's unissued legally authorized Series CF Non-Voting Preferred Stock. The Series CF Non-Voting Preferred Stock has been approved by the Company's Board of Directors and its requisite stockholders for use in equity crowdfunding campaigns now and in the foreseeable future (designated as three years from the launch of this crowdfunding campaign), to raise up to $5 million of new capital (including the $2 million maximum amount of this crowdfunding campaign). So, if the maximum $2 million is raised in this crowdfunding campaign, the Company can raise up to an additional $3 million through the offer, sale, and issuance of the unissued legally authorized Series CF Non-Voting Preferred Stock at any time during such three-year period. The 2,200,000 total authorized share figure for the Series CF Non-Voting Preferred Stock includes an allocation of up to a total of 200,000 "bonus shares" for all equity crowdfunding campaigns pursuant to which the Series CF Non-Voting Preferred Stock is offered, sold, and issued.

No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

How long will you be able to operate the company if you raise your minimum in the crowdfunding campaign? What expenses is this estimate based on?

This crowdfunding campaign ~~is~~ launched with a $50,000 minimum offering~~. It is expected that this~~, which minimum has been satisfied as of the date of this Offering Memorandum. As was anticipated at the time of launch of this crowdfunding campaign, such $50,000 minimum ~~would be~~ has been applied in substantial part to certain costs and expenses associated with the launch of this crowdfunding campaign which include (i) the fees payable to funding portal/intermediary Wefunder, (ii) advertising/marketing/promotion spend related to such launch (including advertising and marketing/PR services), and (iii) legal and accounting costs associated with such launch. As noted above, the current Company "burn" or cash run-rate varies from $45,000 to $50,000 per month, excepting non-recurring start-up costs for the new Reclamation division. As a result, the $50,000 minimum offering amount ~~is~~ was not expected to extend~~-~~, and has not extended, any operating period for the Company.

How long will you be able to operate the company if you raise your maximum funding goal? What expenses is this estimate based on?

As noted above in this section:

- (i) The Company's initial crowdfunding campaign, launched in May 2020 and hosted by a different funding portal/intermediary StartEngine Capital, LLC, concluded earlier in 2022 with total gross cash receipts of $1,960,512.50, and (ii) the Company's estimated net available funds figure (after deduction of offering costs and expenses categorized for internal tracking purposes and not for accounting purposes) for the initial crowdfunding campaign is $1,539,012.50, all of which ~~approximately $1.505 million has~~ have been expended as of the ~~beginning of October~~

- ~~2022, and the balance is included in the $35,000 cash on hand figure specified above.~~date of this Offering Memorandum.

- Company Management currently projects a cash out date in December 2024 (which cash out date is updated and adjusted from the previously published cash out dates of June 2024 and December 2022, respectively).

- ~~The projected cash out date most recently published in the Company's Annual Report on 28 April 2022 was December 2022.~~

- In connection with the creation of the IX Water Reclamation service business, the Company has updated its growth strategy and projected business plan to an updated four year plan, commencing 1 December, 2022 (see the section of this Offering Memorandum titled "*The Company and its Business: Updated Projected Operating Plan*"). The updated projected business plan includes both the existing treatment systems business and the new IX Water Reclamation service business. As part of its business planning updates, the Company is now targeting an exit/liquidity event to occur three to four years following the launch of this crowdfunding campaign (see the section of this Offering Memorandum titled "*The Company and its Business: Targeted Future Sale of the Company*").

- The Company's assumed net available funds figure, after payment of offering costs and expenses (categorizing costs and expenses for internal tracking and not for accounting purposes), is estimated at 80% of the gross cash receipts of this crowdfunding campaign – or $1.6 million if the maximum $2 million is raised. The intended uses of the net available funds of this crowdfunding campaign include (i) providing start-up capital for the IX Water Reclamation service business and (ii) expanding the Company's current sales and marketing activities with respect to its treatment systems.

Assuming the maximum $2 million is raised in this crowdfunding campaign and considering revenue projections and the Company's access to up to $3 million of legally authorized Series CF Non-Voting Preferred for future crowdfunding campaigns within the three-year period from date of launch of this crowdfunding campaign as described elsewhere in this Form C/A, Company Management currently projects a cash out date in ~~June~~ December 2024 (which cash out date is updated and adjusted from the ~~projected~~ previously published cash out dates of June 2024 and December 2022 ~~cash date referenced in the Company's Annual Report filed 28 April 2022~~, respectively).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As is customary in the industry, IX Water customers purchasing IX Water treatment systems usually pay a fifty percent (50%) deposit when ordering a unit. These funds, along with vendor payment terms, provide sufficient funds to pay the cost of building each IX Water unit. As sales grow and assuming the Company's new IX Water Reclamation business generates revenue from the Company's additional Reclamation service offerings, Management expects to generate sufficient cash flow to also cover the Company's overhead.

The Company also has access to AR discounting with existing firms, as well as letter of credit discounting through its bank and others (i.e., HSBC) that have established programs for USA and International Letter of Credit discounting/purchasing.

As described above, the Series CF Non-Voting Preferred Stock has been approved by the Company's Board of Directors and its requisite stockholders for use in equity crowdfunding campaigns now and in the foreseeable future (designated as three years from the launch of this crowdfunding campaign), to raise up to $5 million of new capital (including the $2 million maximum amount of this crowdfunding campaign). So, if the maximum $2 million is raised in this crowdfunding campaign, the Company can raise up to an additional $3 million through the offer, sale, and issuance of the unissued legally authorized Series CF Non-Voting Preferred Stock at any time during such three-year period. The 2,200,000 total authorized share figure for the Series CF Non-Voting Preferred Stock includes an allocation of up to a total of 200,000 "bonus shares" for all equity crowdfunding campaigns pursuant to which the Series CF Non-Voting Preferred Stock is offered, sold and issued. No assurance can be given that the Company will be successful in these efforts.

At the time of the May 2020 launch of the initial crowdfunding campaign, the Company's goal was to be cash flow positive at the end of Year 1 of our plan (June 2021), with additional capital only required if Company management decided to acquire another product line or company to add to its product offerings (which was not contemplated at such time). At the time of the filing of the Company's Annual Report on 28 April 2022, and following conclusion of the initial crowdfunding campaign, the Company's had further recast such goal to December 2022 due to the global pandemic and Company Management was continuing to monitor and evaluate the impacts on the Company's business and prospects resulting from the COVID-19 pandemic and available data as to capital raising options and market conditions for issuers similarly situated to the Company, to determine if the Company would pursue other options to raise capital. As stated above in this section, this new crowdfunding campaign is being established to provide funds for the Company's business, including the specific funding for start-up costs of the Company's new Reclamation service offering.

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Indebtedness

- **Creditor**: Dr. L. Robert (Bob) Libutti

    Amount Owed: $~~125,690~~127,900*
    *Approximate amount, calculated as of ~~November 15~~April 30, ~~2022~~ 2023, which includes approximately $121,599 of principal (reduced from the previously stated $128,000 principal balance of this Note Payable) and $~~4,091~~ 6,301 of accrued but unpaid interest. These amounts reflect a $18,302 payment against this Note Payable in January 2022, of which approximately $11,901 was applied to accrued and unpaid interest as of the payment date and $~~1,401~~ 6,401 was applied to principal. Interest continues to accrue after the date of this Offering Memorandum until this obligation is paid in full.

    Interest Rate: 4.0%

    Maturity Date: December 31, 2023 (extended from December 31, 2021)

    The Company has executed an amended and restated promissory note (unsecured), dated December 31, 2021, in favor of Dr. Libutti, Chief Product Strategist and former director the Company, to memorialize $128,000 of loans made by Dr. Libutti to the Company between August 1, 2018 and December 11, 2019. Such amended and restated promissory note amends and supersedes, without novation, and, solely for convenience of reference, restates, the promissory note, dated April 10, 2020, in favor of Dr. Libutti. All unpaid amounts owed pursuant to the terms of the note bear interest at a rate of interest equal to 4% per annum; such interest rate increases to 6% if a default occurs under the note. Interest is computed on the basis of a 365-day year for the actual number of days elapsed in the period during which it accrues, and unpaid interest does not compound. The scheduled maturity date of the note is the earliest to occur of (a) 31 December 2023 (extended from December 31, 2021) or (b) consummation of a "Sale of the Company," as defined in the Company's Stockholder Agreement (see Addendum 1 to this Offering Memorandum for a description of such Stockholder Agreement). No payments of interest or principal are required prior to maturity. The Company may prepay the indebtedness of the note in part or in full at any time without the imposition of any penalty. The Company may repay this obligation from proceeds of equity offerings, including the initial crowdfunding campaign and this crowdfunding campaign. The events of default are payment defaults (failure to pay amounts when due, subject to a 21-day day grace period) and bankruptcy/insolvency defaults. The principal amount of this note obligation is included in the Current Liabilities/Notes payable line item in the Company's financial statements (balance sheets) included as Exhibit B to the Form C/A of which this Offering Memorandum forms a part.

- **Creditor**: Dr. Otis (Pete) Peterson
    Amount Owed: $5,000
    Interest Rate: 0.0%
    Maturity Date: N/A
    Prior to the Company's first disbursement of funds from its initial crowdfunding campaign (which launched in May 2020), Dr. Peterson, a current officer of the Company, advanced funds on behalf of the Company for payment of Company expenses. This is an expense reimbursement obligation/payable that does not bear interest and will be reimbursed at a date mutually agreed to by the Company and Dr. Peterson. The Company may repay this obligation from proceeds of equity offerings, including the initial crowdfunding campaign and this crowdfunding campaign. This obligation is included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) included as Exhibit B to the Form C/A of which this Offering Memorandum forms a part.

Indebtedness (continued)

- **Creditor**: Corporate/Securities Counsel

Amount Owed: ~~82,000~~$136,000 (over 90 days as of the date of this Offering Memorandum)*

Interest Rate: 0.0% (an interest rate could apply in the future)

As of the date of this Offering Memorandum, interest is not accruing on the balance of the obligation owed, but an interest term could become applicable based upon the period of time this obligation remains outstanding. To the extent not paid from other sources (such as sales revenue or proceeds of any separate and prior or future securities offerings of Company securities), the Company has reserved a portion of the proceeds of this crowdfunding campaign for repayment of existing liabilities, including this indebtedness (or a portion of this indebtedness).

*The $~~82,000~~ 136,000 Amount Owed is comprised of the following separate balances:

- $30,000 - this amount is for legal services related to corporate and securities transactions prior to the launch of the Company's initial crowdfunding campaign (which launched in May 2020) and does <u>not</u> include fees and costs for legal services related to such initial crowdfunding campaign. The amount of this obligation was reduced from $55,000 to $30,000 based upon payments remitted during 2021, and Corporate/Securities Counsel waived any requirement for the payment of interest on the obligations repaid. This obligation is included in the Current Liabilities/Accounts payable line item in the Company's financial statements (balance sheets) included as Exhibit B to the Form C/A of which this Offering Memorandum forms a part.

- $45,000 – this amount is a balance owed for legal work related to the Company's initial crowdfunding campaign which commenced in May 2020 and concluded earlier in 2022 (including all closings, extensions and amendments to date, and legal work for this Offering Memorandum). The total amount for such legal work was $75,000 (reflecting a discounted/fixed fee arrangement) and $45,000 is outstanding amount as of the date of this Offering Memorandum. This obligation is included in the Current Liabilities/Accounts payable line item in the Company's financial statements (balance sheets) included as Exhibit B to the Form C/A of which this Offering Memorandum forms a part.

- $1,000 – this amount is a balance owed for legal work during 2022 related to required SEC and state "blue sky" law filings for the Company's outstanding warrants issued as part of the Company's Rule 506(b) offering that occurred in April 2020 prior to commencement of the Company's initial crowdfunding campaign.

- $6,000 – this amount is a balance owed for legal work during 2022 related to the Company's Rule 506(b) offering that occurred in May 2022.

- $50,000 – this amount is a balance owed for legal work related to this crowdfunding campaign.

- $4,000 – this amount is a balance owed for legal work related to corporate governance and general business matters.

The above amount owed does ~~not~~ include fees and costs of legal work related to this crowdfunding campaign, which are referenced in the "Use of Proceeds" section of this Offering Memorandum (pp. ~~45-46~~ 46-47 of this Offering Memorandum) and ~~currently~~ are estimated ~~to be between $35,000 and~~ at approximately $50,000.

- **Creditor**: Intellectual Property Counsel
  Amount Owed: <u>$36,250 (</u>$33,000 <u>original balance and $3,250 asserted interest)</u>
  Interest Rate: ~~0.0% (an interest rate could apply in the future~~<u>18.0% (1.5% per month</u>)
  To the extent not paid from other sources (such as sales revenue or proceeds of any separate and prior or future securities offerings of Company securities), the Company has reserved a portion of the proceeds of this crowdfunding campaign for repayment of existing liabilities, including this indebtedness (or a portion of this indebtedness). The amount of this obligation <u>(before interest) </u>was reduced from $44,000 to $33,000 based upon payments remitted during 2021 and 2022, and Intellectual Property Counsel waived any requirement for the payment of interest on the obligations repaid<u> at such time</u>. As of the date of this Offering Memorandum, ~~interest is not accruing on the balance of the obligation owed, but an interest term could become applicable based upon the period of time this obligation remains outstanding~~<u>Intellectual Property Counsel has reasserted an interest term at a rate of 18.0% per annum (1.5% per month). Company Management is negotiating with Intellectual Property Counsel regarding the asserted interest term with such negotiations in process and not resolved as of the date of this Offering Memorandum</u>. This obligation is included in the Current Liabilities/Accounts payable line item in the Company's financial statements (balance sheets) included as Exhibit B to the Form C<u>/A</u> of which this Offering Memorandum forms a part.

- **Creditor**: Receivables Factoring
  Amount Owed: $0
  Interest Rate: 0.0%-Varies
  The Company may, from time to time, leverage its accounts receivable (AR) to insure cash flow. The Company has existing relationships with various non-bank entities under which AR may be purchased for a discount based on the nature of the accounts receivable and Company creditworthiness. A lien against Company assets may also be filed to further ensure collection of AR. As of the date of this Offering Memorandum, the Company has no outstanding obligations with respect to receivables factoring. Previously outstanding obligations with respect to receivables factoring are included in the Current Liabilities/Factoring loans payable line item in the Company's financial statements (balance sheets) included as Exhibit B to the Form C<u>/A</u> of which this Offering Memorandum forms a part.

- <u>**Creditor**: Existing Stockholders, including existing stockholder John (Michael) Bell who holds a current director position with the Company</u>
  <u>**Amount Owed:** $41,000 (the portion of this $41,000 advanced by existing stockholder and current director John (Michael) Bell is $5,500). The amounts advanced range from $1,000 to $10,000 per existing stockholders.</u>
  <u>**Interest Rate**: 0.0%</u>

  <u>Prior to the Company's first disbursement of funds from this Offering (which first disbursement of funds occurred in late December 2022), existing stockholders of the Company, including existing stockholder John (Michael) Bell who holds a current director position with the Company, advanced funds on behalf of the Company for payment of Company expenses. These are expense reimbursement obligations/payables that do not bear interest and will be reimbursed at a date mutually agreed to by the Company and each relevant existing stockholder. The Company may repay these obligations from proceeds of equity offerings, including the recently concluded crowdfunding campaign. These obligations are included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) included as Exhibit B to the Form C/A of which this Offering Memorandum forms a part.</u>

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Related Party Transactions

- **Name of Entity**: IX Power LLC

  Names of 20% owners: IX Power LLC is the Company's founder and is owned by the following members of the Company's management team (each owning 20% of IX Power LLC as of the date of this Form C/A): John R. (Grizz) Deal, CEO; Randall (Randy) Wilson, CFO; Deborah A. Blackwell, CMO; Dr. Otis (Pete) Peterson, CTO, and Dr. L. Robert (Bob) Libutti, Chief Product Strategist.

  Relationship to Company: 20%+ Owner

  Nature / amount of interest in the transaction: Intellectual Property License

  Material Terms: The Company's success is dependent, in large part, upon the patent rights acquired from Los Alamos National Security, LLC ("LANS"). LANS conducts research and development at Los Alamos National Laboratory for the U.S. Government under a contract with the U.S. Department of Energy. The technology underlying these patent rights was originally jointly developed by LANS, The Board of Regents of the University of Texas System ("UT"), and New Mexico Tech Research Foundation ("NMTRF"). The Company's founder, IX Power LLC, acquired LANS' rights and interest in such patent rights in April 2013, and entered into a Royalty-Sharing Agreement and Joint Invention Management Agreement with UT and NMTRF (NMTRF's interests in such agreement were subsequently assigned to Karen Bailey-Bowman) (the "Joint Invention RSA"). From the Company's incorporation until 2017, the Company was licensing the patent rights from IX Power LLC. In 2017, IX Power LLC and the Company completed an outright assignment of the IX Power patent rights from IX Power LLC to the Company, and the Company assumed IX Power LLC's obligations under the Joint Invention RSA. The patent rights are currently jointly owned by the Company, UT and Ms. Bowman (as assignee of NMTRF), subject to the Joint Inventions RSA.

- **Name of Entity**: IX Power Foundation, Inc.

  Names of 20% owners: Not applicable - IX Power Foundation, Inc. is an IRS designated 501(c)(3) entity.

  Relationship to Company: Other – Non-governmental organization (NGO) established under the IX Power brand to support people, new technologies, services and projects for a better world. IX Power Foundation's fundraising mission includes fundraising to support the Company's products and services. Deborah Blackwell, a member of the Company's management team, serves as CEO of IX Power Foundation.

  Nature / amount of interest in the transaction: Expense Reimbursement - $12,819

  Material Terms: The Company previously incurred expenses that benefitted not only the Company but also IX Power Foundation. The Company and IX Power Foundation have agreed that IX Power Foundation will reimburse the Company for a portion of such expenses, in the amount of $12,819. Such expense reimbursement is payable on demand and does not bear interest. The receivable associated with such expense reimbursement is included in the Current Assets/Due from related party line item in the Company's financial statements (balance sheets) included as Exhibit B to the Form C/A of which this Offering Memorandum forms a part.

Related Party Transactions (continued)

- **Name of Individual**: Dr. L. Robert (Bob) Libutti

  Relationship to Company: Chief Product Strategist, Former Director

  Amount Owed: $~~125,690~~127,900*

  * Approximate amount, calculated as of ~~November 15~~April 30, ~~2022~~ 2023, which includes approximately $121,599 of principal (reduced from the previously stated $128,000 principal balance of this Note Payable) and $~~4,091~~ 6,301 of accrued but unpaid interest. These amounts reflect a $18,302 payment against this Note Payable in January 2022, of which approximately $11,901 was applied to accrued and unpaid interest as of the payment date and $~~1,401~~ 6,401 was applied to principal. Interest continues to accrue after the date of this Offering Memorandum until this obligation is paid in full.

  Material Terms: The Company has executed an amended and restated promissory note (unsecured), dated December 31, 2021, in favor of Dr. Libutti, Chief Product Strategist and former of the Company, to memorialize $128,000 of loans made by Dr. Libutti to the Company between August 1, 2018 and December 11, 2019. Such amended and restated promissory note amends and supersedes, without novation, and, solely for convenience of reference, restates, the promissory note, dated April 10, 2020, in favor of Dr. Libutti. All unpaid amounts owed pursuant to the terms of the note bear interest at a rate of interest equal to 4% per annum; such interest rate increases to 6% if a default occurs under the note. Interest is computed on the basis of a 365-day year for the actual number of days elapsed in the period during which it accrues, and unpaid interest does not compound. The scheduled maturity date of the note is the earliest to occur of (a) 31 December 2023 (extended from December 31, 2021) or (b) consummation of a "Sale of the Company," as defined in the Company's Stockholder Agreement (see Addendum 1 to this Offering Memorandum for a description of such Stockholder Agreement). No payments of interest or principal are required prior to maturity. The Company may prepay the indebtedness of the note in part or in full at any time without the imposition of any penalty. The events of default are payment defaults (failure to pay amounts when due, subject to a 21-day day grace period) and bankruptcy/insolvency defaults. The principal amount of this note obligation is included in the Current Liabilities/Notes payable line item in the Company's financial statements (balance sheets) included as Exhibit B to the Form C/A of which this Offering Memorandum forms a part.

- **Name of Individual**: Dr. Otis (Pete) Peterson

  Relationship to Company: Director & Officer

  Nature / amount of interest in the transaction: Reimbursement of Company expenses - $5,000

  Material Terms: Prior to the Company's first disbursement of funds from the recently concluded crowdfunding campaign, Dr. Peterson, a current officer of the Company, advanced funds on behalf of the Company for payment of Company expenses. This is an expense reimbursement obligation/payable that does not bear interest and will be reimbursed at a date mutually agreed to by the Company and Dr. Peterson. The Company may repay this obligation from proceeds of equity offerings, including the recently concluded crowdfunding campaign. This obligation is included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) included as Exhibit B to the Form C/A of which this Offering Memorandum forms a part.

Related Party Transactions (continued)

- **Name of Individual**: Related Persons (as described below)

    Relationship to Company: Existing Stockholders, including existing stockholders holding current or former officer and/or director positions with the Company – specifically Chief Product Strategist and former director Dr. L. Robert (Bob) Libutti and current director Paul Gatzemeier

    Nature / amount of interest in the transaction: Stock Issuance / $122,433.75

    Material Terms:

    Type of security sold: Equity - Series B Non-Voting Preferred Stock

    Final amount sold: $122,433.75 (debt conversion; $87,475 of principal and $34,958.75 of interest)

    Number of Securities Sold: 97,947

    Use of proceeds: Go-to-market strategy and general working capital, inclusive of payments to service providers and payments to officers, directors and consultants, some of whom are affiliates of the Company.

    Date: May 31, 2022

    Offering exemption relied upon: 506(b)

    Additional Information, Related Party Debt Conversion: All Series B Non-Voting Preferred Stock shares issued in this offering were issued in exchange for conversion of indebtedness (including interest) owed by the Company to certain existing stockholders/investors, including existing stockholders/investors currently holding positions as directors and/or officers of the Company. The indebtedness that was converted included indebtedness owing by the Company (1) under the existing bridge loan facility authorized by the Company prior to the launch in May 2020 of the Company's Regulation Crowdfunding campaign, and still outstanding, and (2) in connection with loans or advances previously made by existing stockholders/investors (including existing stockholders/investors currently holding positions as directors and/or officers of the Company) to, or on behalf of, the Company for payment of Company expenses. Indebtedness converted in this offering was, by its stated terms, non-convertible. Accordingly, the conversion of indebtedness in this offering occurred by voluntary conversion of indebtedness with mutual agreement of the Company and each applicable holder of the indebtedness that is converted.

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Related Party Transactions (continued)

- **Name of Individual**: Related Persons (as described below)

  Relationship to Company: Existing Stockholders, including existing stockholders holding current or former officer and/or director positions with the Company – specifically current directors John (Michael) Bell (through an affiliated entity) and Paul Gatzemeier

  Nature / amount of interest in the transaction: Stock Issuance / $610,083.75; Warrant Issuance / up to $600,000 contingent consideration

  Material Terms:

  Type of security sold: Equity - Series B Non-Voting Preferred Stock & Warrants to acquire Class B Non-Voting Common Stock

  Final amount sold: $610,083.75 (combination of principal/outstanding balances and interest)

  Warrants Issued: Class B Non-Voting Common Stock Warrants, up to 480,000 warrant shares. The exercise price of such warrants is $1.25 per share. The warrant expiration date is April 1, 2025, subject to early termination upon an initial public offering of the Company's capital stock and certain corporate transaction events as described in the warrants.

  Use of proceeds: Go-to-market strategy and general working capital, inclusive of payments to service providers and payments to officers, directors and consultants, some of whom are affiliates of the Company. NOTE: Such amount raised excludes the up to $600,000 of contingent proceeds receivable, if and when the warrants issued as part of the offering are exercised.

  Date: April 10, 2020

  Offering exemption relied upon: 506(b)

  NOTE-*additional information, related party debt conversion*: This Rule 506(b) offering was a limited offering for the purposes of restructuring and satisfying certain related party liabilities through conversion to equity in lieu of cash payment.

- **Name of Individual**: John R. (Grizz) Deal

  Relationship to Company: Director & Officer

  Nature / amount of interest in the transaction: Cash advance for equipment purchases on behalf of the Company – Varies

  Material Terms: The Company from time to time makes cash advances to Mr. Deal, through an entity controlled by Mr. Deal, for the purposes of facilitating equipment purchases on behalf of the Company. The aggregate amount of such cash advances, for planned equipment purchases not yet completed, was $20,047 as of December 31, 2020, $30,121 as of December 31, 2021, as of December 31, 2021, $60,692 as of December 31, 2022 and is not more than $40,000 60,692 as of the date of this Offering Memorandum. The equipment purchases subject to these cash advances may be funded from proceeds of equity offerings, including the recently concluded crowdfunding campaign. The receivable(s) associated with these advances are included in the Current Assets/Due from related party line item in the Company's financial statements (balance sheets) included as Exhibit B to the Form C/A of which this Offering Memorandum forms a part.

Related Party Transactions (continued)

- **Name of Individual**: Related Persons (as described below)

  Relationship to Company: Existing Stockholders, including existing stockholder John (Michael) Bell who holds a current director position with the Company.

  Nature / amount of interest in the transaction: Reimbursement of Company expenses - $41,000 in total. The amounts advanced range from $1,000 to $10,000 per existing stockholders. The aggregate amount advanced by existing stockholder and current director John (Michael) Bell is $5,500.

  Material Terms: Prior to the Company's first disbursement of funds from this Offering (which first disbursement of funds occurred in late December 2022), existing stockholders of the Company, including existing stockholder John (Michael) Bell who holds a current director position with the Company, advanced funds on behalf of the Company for payment of Company expenses. These are expense reimbursement obligations/payables that do not bear interest and will be reimbursed at a date mutually agreed to by the Company and each relevant existing stockholder. The Company may repay these obligations from proceeds of equity offerings, including the recently concluded crowdfunding campaign. These obligations are included in the Current Liabilities/Due to related parties line item in the Company's financial statements (balance sheets) included as Exhibit B to the Form C/A of which this Offering Memorandum forms a part.

- **Name of Individual**: John R. (Grizz) Deal & Deborah A. Blackwell
  Relationship to Company: John R. (Grizz) Deal, Director & Officer; Deborah A. Blackwell, Officer
  Nature / amount of interest in the transaction: Disclosure of family relationships among management team members.
  Material Terms: John R. (Grizz) Deal, a director and officer of the Company, and Deborah A. Blackwell, an officer of the Company, are siblings.

- **Name of Individual**: All Directors & Officers of the Company
  Relationship to Company: Director and/or Officer
  Nature / amount of interest in the transaction: Disclosure of interests of current directors and officers in the Company's securities.
  Material Terms: All directors and officers of the Company have direct or indirect interests in the Company's securities. Investment/purchase amounts vary.

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Valuation

Pre-Money Valuation: $33,202,075

Valuation Details:

The valuation for the Offering has been determined arbitrarily by the Company. We did not seek or obtain an opinion of a financial advisor or third-party valuation firm in establishing the purchase price. The factors considered to determine such pre-money valuation included: (1) the value of the estimated funds, effort, and innovation achieved in the original licensed intellectual property (the Company estimates that such intellectual property is worth approximately $10 million, but according to GAAP, it cannot be booked as an asset); (2) the amount of capital and unpaid founder effort ("sweat equity") put into designing, developing, and testing the commercial product suite (the Company estimates this to be triple the invested capital, or about $6 million at the time of the determination); and (3) research of Company Management, which focused on comparable firms, in the same phase of development as the Company with respect to the Company's treatment systems business - product complete, testing, initial marketing and sales begun - and with similar service offerings as the Company's new IX Water Reclamation service line of business. The Company reviewed such factors and assumptions, and determined a pre-money valuation, after discounting, that resulted in the $2.50 price per share.

The purchase price is not related to earnings, book value, or net worth of the Company and should not be considered to be an indication of the actual value of the Company or either the Series B Non-Voting Preferred Stock or the Class B Non-Voting Common Stock into which the Series B Non-Voting Preferred Stock is convertible as described herein, or any other securities of the Company. There is not now nor is there expected to be a public market for any of the Company's securities, including the Series B Non-Voting Preferred Stock offered in thiscrowdfunding campaign and the Class B Non-Voting Common Stock into which the Series B Non-Voting Preferred Stock is convertible as described herein; and the Company makes no representations or warranties, actual or implied that any of such securities can be resold at the $2.50 price per share or any other price.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

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Use of Proceeds

Target Offering Amount

If we raise the Target Offering Amount of $50,000.00 we plan to use these proceeds as follows:

- *Wefunder Platform Fees*
  7.5%
  The compensation and fees payable to Wefunder include fees equal to 7.5% of the total amount of investments raised in the offering, payable from disbursements of funds at each applicable closing. Subject to the special indemnification agreement by the Company in favor of Wefunder, as further described in the section of this Offering Memorandum titled "*Compensation; Special Indemnification Provision in favor of Platform*" (p. 46 48 of this Offering Memorandum), there are no other fees or costs payable to Wefunder or any separate escrow agent for this crowdfunding campaign.

- *Other Offering Expenses, Launch of Crowdfunding Campaign (estimated)*
  92.5%
  Other offering expenses include, without limitation, (i) advertising/marketing/promotion spend related to such launch (including advertising and marketing/PR services), and (ii) state "blue sky" notice filing fees, legal, accounting and other miscellaneous expenses. It is noted that these categories, which are tracked as offering expenses for the Company's internal tracking purposes, are not necessarily treated as costs of capital for accounting purposes.

Maximum Offering Amount

If we raise the overallotment amount of $2,000,000.00, we plan to use these proceeds as follows:

- *Wefunder Platform Fees*
  7.5%
  The compensation and fees payable to Wefunder include fees equal to 7.5% of the total amount of investments raised in the offering, payable from disbursements of funds at each applicable closing. Subject to the special indemnification agreement by the Company in favor of Wefunder, as further described in the section of this Offering Memorandum titled "*Compensation; Special Indemnification Provision in favor of Platform*" (p. 46 48 of this Offering Memorandum), there are no other fees or costs payable to Wefunder or any separate escrow agent for this crowdfunding campaign.

- *Other Offering Expenses (estimated)*
  12.5%
  Other offering expenses include, without limitation, (i) advertising/marketing/promotion spend related to such launch (including advertising and marketing/PR services), and (ii) state "blue sky" notice filing fees, legal, accounting, stock transfer agent and other miscellaneous expenses. It is noted that these categories, which are tracked as offering expenses for the Company's internal tracking purposes, are not necessarily treated as costs of capital for accounting purposes. The 12.5% figure is an estimated figure, calculated based upon similar expenses for the Company's initial crowdfunding campaign.

- *IX Water Reclamation Start-Up Capital*
  40.0%
  Start-up capital for the IX Water Reclamation service business. This includes raw materials and components to construct IX Water machines, heavy haul trailers with which to transport those machines, initial (pre-cash flow positive) salaries, expenses, and establishment of the initial customer service area for the Reclamation division in Bakersfield, California.

- *Other IX Water Business Operations & Expansion of Sales of IX Water Treatment Systems*
  27.5%
  Includes the following categories of expenses, which are consistent with business operations to date:
  1) *Operations* - Essentially a general and administrative category, including purchasing, rent, utilities, travel expenses and costs for management team members, employees and outside consultants not assigned to the Engineering or Sales & Marketing sub-categories below and not assigned to the IX Water Reclamation Start-Up Capital category above.
  2) *Sales and Marketing* –Operations and activities involved in promoting and selling IX Water machines. Excludes the advertising/marketing/promotion spend for this crowdfunding campaign, which are included in the Other Offering Costs (Estimated) category above.
  3) *Engineering* - Primarily costs for employees and outside consultants that create IX Water implementation plans and also do analysis of site waters and local requirementsfor treatment. Excludes engineering costs assigned to the IX Water Reclamation Start-Up Capital category above.
  4) *CapEx* - Computers and small tools/equipment; no large manufacturing equipment required since components are currently made by vendors.

- *Repayment of Existing Liabilities*
  12.5%
  Reserved for repayment of the existing liabilities to (i) corporate/securitiescounsel and intellectual property counsel (5.75%) and (ii) related parties Dr. L. Robert (Bob) Libutti's and Dr. Otis (Pete) Peterson (6.75%), to the extent not paid from other sources (such as sales revenue or proceeds of any separate and prior or future securities offerings of Company securities). If all or any portion of these existing liabilities are paid from such other sources, the offering proceeds allocated to this category will be re-allocated to any one or more of the categories or other uses as is believed to be in the best interests of the Company. For additional information on outstanding indebtedness, see the "*Indebtedness*" section of this Offering Memorandum.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the Company.

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Platform Compensation; Special Indemnification Provision in favor of Platform

- As compensation for the services provided by Wefunder Portal, LLC ("**Wefunder**"), the issuer is required to pay to Wefunder (1) a fee consisting of a 7.5% (seven and one-half percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, and (2) if applicable, campaign extension and amendment fees as mutually agreed to between the issuer and Wefunder during the campaign. Such commission and, if applicable, campaign extension and amendment fees are paid in cash. Subject to the information disclosed in the next bullet point, there are no other fees or costs, including expense reimbursements, payable to Wefunder or any separate escrow agent for this Offering. Wefunder has confirmed to the Company that Wefunder does not collect any commission or other fee from investors in this Offering in connection with the investment subscriptions of such investors.

- The Form C Memorandum for this Offering (including as amended), which has been prepared outside of Wefunder systems, is being used at the Company's request. The Company's initial and prior crowdfunding campaign was conducted through a SEC-registered funding portal other than Wefunder ("Other Funding Portal"), including the preparation of a Form C Memorandum template utilizing the systems and compliance reviews of such Other Funding Portal. The Form C Memorandum template generated through the systems of such other funding portal has been, and continues to be, the basis of the Company's annual reports filed pursuant to Regulation Crowdfunding, including the amended annual report that is was required to be filed concurrently with the initial Form C Memorandum for this offering and subsequent annual reports (and any amendments thereto). For consistency in the Company's ongoing Regulation Crowdfunding disclosures, the Company has requested to utilize the Company's existing Form C Memorandum template in lieu of the template generated through Wefunder's systems. Wefunder has consented to such request of the Company, subject to the Company's indemnification agreement set forth in this paragraph. The Company acknowledges and agrees to indemnify Wefunder against any and all loss, liability, claim, damage, and expenses whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) (collectively, the "Damages") that are reasonably incurred by Wefunder in investigating, preparing or defending against a third party claim, lawsuit or proceeding that arises or results from material misstatements and/or material omissions in the Company's Form C Memorandum (including as amended) prepared outside Wefunder's systems (including any such material misstatements and/or material omissions that are included on the Wefunder profile pages for the Offering at https://wefunder.com/ixwater at the direction of, or with approval of, the Company) but only to the extent the Damages result from Wefunder's failure or inability to establish a due diligence/reasonable care defense and such failure or inability to establish such defense is based upon utilization of the Company's existing Form C Memorandum template in lieu of the template generated through Wefunder's systems. The foregoing indemnification agreement is not intended to diminish or attempt to vary by contract the respective obligations of the Company and Wefunder under Section 4(a)(6) of the Securities Act of 1933, as amended, and Regulation Crowdfunding promulgated thereunder.

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Additional Offering Terms – Delivery and Cancellation

How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of Colonial Stock Transfer Company, Inc. as Transfer Agent. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the Company through our transfer agent, Colonial Stock Transfer Company, Inc. ("**CST**"). Following a closing, investors will be sent instructions by the Company or CST to establish their stockholder account with CST. In connection with establishing the CST stockholder account, each investor will complete and return Internal Revenue Service Form W-9, Request for Taxpayer Identification Number and Certification, if this form has not already been delivered to the Company as part of the investment subscription and closing process.

How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an Investor does not cancel an Investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her Investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the Information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment In the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement (subscription and joinder agreement) you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold In the offering, investment commitments will be cancelled and committed funds will be returned.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.ixwater.com/investor .

The Company must continue to comply with the ongoing reporting requirements until:

    (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

    (3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

    (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: https://wefunder.com/ixwater

Attachments to this Exhibit A

Addendum 1, Additional Risk Factors
Addendum 2, Description of Capital Stock
Addendum 3, Summary of Special Dividend Entitlement – Issued Shares of
        Series CF Non-Voting Preferred Stock

SUPPLEMENT TO RISK FACTORS SECTION OF SUCH EXHIBIT A AMENDED AND RESTATED OFFERING MEMORANDUM

The terms "IX Water," "Nine Power," the "Company," "we," "us," and "our" refer to IX Power Clean Water, Inc.

All references in this Addendum 1 to "the Form C/A" or "this Form C/A" refer to the Company's Form C/A Offering Statement filed on ~~17 November 2022~~28 April, 2023, including all exhibits and addendums thereto. This Addendum 1 is attached to and made a part of Exhibit A of such Form C/A (which Exhibit A is titled "Offering Memorandum: Part II of Offering Document"). All references to in this Addendum 1 to "this Addendum" mean this Addendum 1.

As used in this Addendum:

a) *References to "this crowdfunding campaign," "the Offering" or "this Offering" mean the crowdfunding campaign/offering described in the Company's Form C/A;*

b) *The term "Series CF Non-Voting Preferred Stock" means collectively, all shares of the Company's Series CF Non-Voting Preferred Stock, par value $0.001 per share;*

c) *The term "Series CF Preferred Shares" means the shares of the Series CF Non-Voting Preferred Stock offered, sold and/or issued, as the case may be, in this crowdfunding campaign);*

d) *The term "Class B Non-Voting Common Stock" means shares of the Company's Class B Non-Voting Common Stock, par value $0.001 per share;*

e) *The term "Applicable Crowdfunding Securities" means, collectively, the Series CF Preferred Shares and the shares of the Class B Non-Voting Common Stock issuable upon conversion of the Series CF Preferred Shares as described in Section VIII of Part II of the separate this Addendum; and*

f) *"Current Crowdfunding Offering Investor" means a person who/that acquires shares of Series CF Preferred Shares in this Offering.*

All references in this Addendum to "$" or "dollars" are to United States dollars unless specifically stated otherwise.

The order in which the risks are presented in the Form C/A, including in this Addendum, is not intended to represent the magnitude of the risks described.

This Addendum is comprised of six parts:

• Part I, Forward-Looking Statements Disclosure (pages 1 to 2 of this Addendum)

• Part II, Additional Risk Factors Related to the Company's Securities (including the Applicable Crowdfunding Securities) and this Offering (pages 2 to 8 of this Addendum).

• Part III, Additional Risk Factors Related to the Company's Business and Industry (pages 8 to 16 of this Addendum).

• Part IV, Tax Risks (page 16 of this Addendum).

• Part V, Conflicts of Interest (p. 16 to 17 of this Addendum)

• Part VI, Statement as to Indemnification (p. 18 of this Addendum)

Addendum 1, Part I - Forward-Looking Statements Disclosure:

Certain information contained in this Form C/A and the documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. The statements herein which are not historical reflect the Company's current expectations and projections about the Company's future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and their management and their interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events. Such forward looking statements include statements regarding, among other things, (i) the Company's projected sales and profitability; (ii) the Company's growth strategies; (iii) anticipated trends in the Company's industry; (iv) the Company's future financing plans; and (v) the Company's anticipated needs for working capital. Forward looking statements, which involve assumptions and describe the Company's future plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend," or "project" or the negative of these words or other variations on these words or comparable terminology.

These statements are not guarantees of future performance and involve a number of risks, uncertainties, and assumptions relating to our operations and business environment, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, actual results or performance of the Company may differ significantly, positively or negatively, from forward-looking statements made herein. Unanticipated events and circumstances are likely to occur. Factors that might cause such differences include, but are not limited to, those discussed in the risk factors sections of this Form C/A and matters described in this Form C/A generally, which prospective investors should carefully review and consider. This list of factors is not exclusive; it is impossible to list all of the risks that the Company will face. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Form C/A will in fact occur or be substantially realized. Even if the results and developments in such forward-looking statements occur or are substantially realized, there is no assurance that they will have the expected consequences on the Company or its business or operations.

The Company cautions prospective investors not to put undue reliance on any forward-looking statements, which speak only as of the date of this Form C/A, and not to make an investment decision based solely on the Company's projections, estimates or expectations.

The statements in this Form C/A are made as of the date of this Form C/A, unless another time is specified. There may have been a change in the facts set forth in this Form C/A since the date hereof and the Company undertakes no obligation to update or revise any statements in this Form C/A.

Addendum 1, Part II – Additional Risk Factors Related to the Company's Securities (including the Applicable Crowdfunding Securities) and this Offering:

There is no assurance that purchasers of the Applicable Crowdfunding Securities will receive a return on their investment. The Applicable Crowdfunding Securities are highly speculative and any return on an investment in the Applicable Crowdfunding Securities is contingent upon numerous circumstances, many of which (including legal and regulatory conditions) are beyond the Company's control. There is no assurance that purchasers of the Applicable Crowdfunding Securities will realize any return on their investments or that their entire investments will not be lost. For this reason, prospective investors should carefully read this Form C/A and should consult with their own independent personal advisors prior to making any investment decision with respect to the Applicable Crowdfunding Securities. Prospective investors should only make an investment in the Applicable Crowdfunding Securities if they are prepared to lose the entirety of such investment.

The Applicable Crowdfunding Securities may not be suitable for all investors. An investment in the Applicable Crowdfunding Securities may not be suitable for all prospective investors. Prospective investors should carefully read this Form C/A and should consult with their own independent legal counsel, accountant and other professionals prior to making any investment decision with respect to the Applicable Crowdfunding Securities.

Neither the Offering nor the Applicable Crowdfunding Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any securities of the Company (including the Applicable Crowdfunding Securities). The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Applicable Crowdfunding Securities will be equity interests in the Company and will not constitute indebtedness, and Current Crowdfunding Offering Investors' liquidation rights will be subordinate to the holders of our indebtedness (including related party debt), as well as the Company's other series of existing preferred stock and any additional senior debt or equity securities we may issue in the future.

With the exception of preferential payment of certain unpaid "Accrued Reclamation Dividends" with respect to issued shares of the Company's Series CF Non-Voting Preferred Stock at the time of defined liquidation events (as such term "Accrued Reclamation Dividends" is defined in the separate Addendum 3 to this Exhibit A to this Form C/A, which Addendum 3 also described in further detail such payment priority), the Applicable Crowdfunding Securities will rank junior to (1) all existing and future indebtedness and other non-equity claims on the Company, as well as (2) the liquidation rights and preferences of the Company's other series of existing preferred stock (which is the Series A Preferred Stock and Series B Non-Voting Preferred Stock), and any senior equity securities that we may issue in the future, with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company.

The issued shares of the Company' Series CF Non-Voting Preferred Stock do have a special dividend entitlement, as further described in the separate Addendum 3 to this Exhibit A to this Form C/A. However, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, the special dividend entitlement is sourced only from collected revenues of the Company's newly created "IX Water Reclamation" services offering, if such revenues are generated. The terms of the special dividend entitlement do not guarantee that the Company will, or require the Company to, generate such IX Water Reclamation revenues at any given time(s) or during any given period(s), or in any minimum or other specified amount The special dividend entitlement is also subject to a payout cap and early termination upon defined liquidation events and any voluntary or automatic conversion of the Series CF Preferred Shares issued in this Offering into shares of the Company's Class B Non-Voting Common Stock. To extent of available IX Water Reclamation revenues and accrual of the special dividends as described in the separate Addendum 3, the Company may not be able to declare or pay the accrued special dividends promptly or at specified times. Unlike repayment of indebtedness, payment of cash dividends by the Company is governed by the Delaware General Corporation Law, which requires the Company to meet certain statutory test based on the Company's financial condition in order to pay cash dividends. The Company may also from time to time by subject to contractual restrictions on its ability to pay cash dividends pursuant to contractual restrictions in any credit agreement, guarantee, financing or security agreement or other agreements or instruments governing indebtedness of the Company or any existing or future subsidiaries of the Company. If the Company cannot satisfy the Delaware legal requirements at any particular time or times, or is subject to contractual restrictions for payment of cash dividends, this will delay the declaration and/or payment of any special dividends that have otherwise accrued from available IX Water Reclamation revenues as described in the separate Addendum 3.

Historically, the Company has never declared or paid any dividends on its capital stock. With the exception of the special dividend entitlement applicable issued shares of the Company' Series CF Non-Voting Preferred Stock that is referenced in the preceding paragraph (and is further described in the separate Addendum 3 to this Exhibit A to this Form C/A): (i) the Company does not currently intend to declare or pay any dividends on any of its capital stock; (ii) for the foreseeable future, the Company intends to retain excess future earnings, if any, to support development and growth of its business; and (iii) any future determination to declare and pay dividends will be at the discretion of the Company's Board of Directors and will be dependent on the Company's financial condition, results of operations, cash requirements, plans for expansion, legal limitations, contractual restrictions and other factors deemed relevant by the Company's Board of Directors.

As described elsewhere in this Form C/A, the Company has indebtedness outstanding as of the date of this Form C/A and the Company has existing preferred stock (the Series A Preferred Stock and the Series B Non-Voting Preferred Stock) with liquidation rights and preferences that are senior to the liquidation rights of the Applicable Crowdfunding Securities (excepting the preferential payment of certain unpaid "Accrued Reclamation Dividends" with respect to issued shares of the Company's Series CF Non-Voting Preferred Stock at the time of defined liquidation events, as such term "Accrued Reclamation Dividends" is defined in the separate Addendum 3 to this Exhibit A to this Form C/A, which Addendum 3 also described in further detail such payment priority). In addition, there are no restrictions in the terms of the Applicable Crowdfunding Securities on our ability to incur indebtedness or issue additional debt or equity securities that rank equally with or senior to the Applicable Crowdfunding Securities upon liquidation (although the issuance of additional debt or equity securities is subject to the Series CF Non-Voting Preferred Stock price-based anti-dilution protections, to the extent applicable). We may incur additional indebtedness in the future to finance our operations or take a number of other actions that are not limited by the terms of the Applicable Crowdfunding Securities. Any such future indebtedness may be subject to restrictive covenants or other provisions that may delay, prevent or otherwise limit our ability to make dividend or liquidation payments on the Applicable Crowdfunding Securities.

If we were to liquidate our business, we would be required to repay all of our outstanding indebtedness (including outstanding indebtedness to related parties) and other non-equity claims, as well as any and all senior debt or equity securities that we may issue in the future, before making liquidation payments to the Company's stockholders. We could have insufficient cash available to do so, in which case the Company's stockholders, including the Current Crowdfunding Offering Investors, would not receive any liquidation payment. In the case of a liquidation where there are proceeds available for distribution to the Company's stockholders, the terms and priorities of the liquidation rights and preferences of the different series of existing Preferred Stock, also pay prevent or otherwise limit our ability to make dividend or liquidation payments on the Applicable Crowdfunding Securities. For a more detailed discussion of the provisions of the Company's certificate of incorporation that govern a liquidation of the Company's business, see Section VII (*Liquidation Rights/Liquidation Waterfall for a Liquidation Event*) of Part I of the separate Addendum 2 to this Exhibit A to this Form C/A.

In certain circumstances holders of the Applicable Crowdfunding Securities will not have dissenters' rights. As a condition to the issuance of any Applicable Crowdfunding Securities, the purchaser thereof will be required to become a party to and be bound by the Company's stockholder agreement. Such stockholder agreement contains a "drag-along" provision whereby all of the stockholders of the Company, including purchasers of the Applicable Crowdfunding Securities, agree to refrain from exercising any dissenters' rights or rights of appraisal under applicable law in the event of a sale of the Company or other change of control transaction. Specifically, and without limitation, if the majority holders of our voting classes of stock determine to sell the Company, depending on the nature of the transaction, the Current Crowdfunding Offering Investors will be forced to sell their Applicable Crowdfunding Securities in that transaction regardless of whether they believe the transaction is the best or highest value for their Applicable Crowdfunding Securities, and regardless of whether they believe the transaction is in their best interests.

The rights and terms of the Applicable Crowdfunding Securities may be waived on behalf of all holders of Applicable Crowdfunding Securities and any and all other outstanding shares of the Company's Series CF Non-Voting Preferred Stock by the holders of a majority in interest of the Company's Class CF Non-Voting Preferred Stock.

The Applicable Crowdfunding Securities issued in this Offering are part of a particular class of the Company's securities referred to as the Series CF Non-Voting Preferred Stock. The 880,000 shares of Series CF Non-Voting Preferred Stock authorized for this Offering (which includes up to 80,000 shares allocated to "bonus shares" for this Offering) is less than the 2,200,000 legally authorized shares of Series CF Non-Voting Preferred Stock. The Company may issue additional shares of Series CF Non-Voting Preferred Stock from time to time separate from this Offering, which means that the Applicable Crowdfunding Securities, at any given time, may not represent all, or even a majority in interest of, the Company's Series CF Non-Voting Preferred Stock.

Except as specifically provided in the Company's certificate of incorporation or as otherwise required by the Delaware General Corporation Law or other applicable law which cannot be superseded by the provisions of such certificate of incorporation: (a) the Applicable Crowdfunding Securities issued to a Current Crowdfunding Offering Investor have no voting rights attached to them; and (b) the holders of the Company's Class A Common Stock and Series A Preferred Stock shall possess exclusively all voting power. *See* the description of voting rights contained in Section VII (*Liquidation Rights/Liquidation Waterfall for a Liquidation Event*) of Part I of the separate Addendum 2 to this Exhibit A to this Form C/A. If and to the extent that voting rights are provided to the holders of the Company's Series CF Non-Voting Preferred Stock (including the Applicable Crowdfunding Securities) by the Company's certificate of incorporation or as otherwise required by the Delaware General Corporation Law or other applicable law which cannot be superseded by the provisions of such certificate of incorporation, the affirmative written consent or vote of the holders of a majority in interest of the outstanding shares of Series CF Non-Voting Preferred Stock will be sufficient to bind all holders of Series CF Non-Voting Preferred Stock. *See also* the description of such waiver provisions contained in Section XIII (*Waiver of the Preferred Stock Rights and Preferences set forth in the Existing Certificate of Incorporation - Majority Vote Effects Waiver*) of Part I of the separate Addendum 2 to this Exhibit A to this Form C/A. If a particular Current Crowdfunding Offering Investor is not part of the majority voting group, including based upon disagreement with the decision, the Current Crowdfunding Offering Investor will still be bound by the vote and decision of the majority voting group.

Limitations on Cash Dividends.

The issued shares of the Company' Series CF Non-Voting Preferred Stock do have a special dividend entitlement, as further described in the separate Addendum 3 to this Exhibit A to this Form C/A. However, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, the special dividend entitlement is sourced only from collected revenues of the Company's newly created "IX Water Reclamation" services offering, if such revenues are generated. The terms of the special dividend entitlement do not guarantee that the Company will, or require the Company to, generate such IX Water Reclamation revenues at any given time(s) or during any given period(s), or in any minimum or other specified amount The special dividend entitlement is also subject to a payout cap and early termination upon defined liquidation events and any voluntary or automatic conversion of the Series CF Preferred Shares issued in this Offering into shares of the Company's Class B Non-Voting Common Stock. To extent of available IX Water Reclamation revenues and accrual of the special dividends as described in the separate Addendum 3, the Company may not be able to declare or pay the accrued special dividends promptly or at specified times. Unlike repayment of indebtedness, payment of cash dividends by the Company is governed by the Delaware General Corporation Law, which requires the Company to meet certain statutory test based on the Company's financial condition in order to pay cash dividends. The Company may also from time to time by subject to contractual restrictions on its ability to pay cash dividends pursuant to contractual restrictions in any credit agreement, guarantee, financing or security agreement or other agreements or instruments governing indebtedness of the Company or any existing or future subsidiaries of the Company. If the Company cannot satisfy the Delaware legal requirements at any particular time or times, or is subject to contractual restrictions for payment of cash dividends, this will delay the declaration and/or payment of any special dividends that have otherwise accrued from available IX Water Reclamation revenues as described in the separate Addendum 3.

Historically, the Company has never declared or paid any dividends on its capital stock. With the exception of the special dividend entitlement applicable issued shares of the Company' Series CF Non-Voting Preferred Stock that is referenced in the preceding paragraph (and is further described in the separate Addendum 3 to this Exhibit A to this Form C/A): (i) the Company does not currently intend to declare or pay any dividends on any of its capital stock; (ii) for the foreseeable future, the Company intends to retain excess future earnings, if any, to support development and growth of its business; and (iii) any future determination to declare and pay dividends will be at the discretion of the Company's Board of Directors and will be dependent on the Company's financial condition, results of operations, cash requirements, plans for expansion, legal limitations, contractual restrictions and other factors deemed relevant by the Company's Board of Directors.

The Company has relied upon private offering exemptions for past issuances of securities and is relying upon a private offering exemption for this Offering. If it is later determined that the private offering exemption is not available in any such case, purchasers of the securities would be entitled to rescind their purchase agreements. To date, the Company has not registered any offering of its outstanding securities with either the Applicable Crowdfunding Securities and Exchange Commission ("***SEC***") or any state securities commission or regulatory authority. Rather, the Company has relied on private offering exemptions from registration under the Securities Act of 1933, as amended (the "***Securities Act***") and applicable rules or regulations promulgated thereunder. For this Offering, the Company is also relying on the private offering exemption provided by Section 4(A)(6) of the Securities Act and Regulation Crowdfunding (Regulation CF) promulgated thereunder and applicable state exemptions or notice filing provisions related to private offerings. Regulation CF contains limitations and requirements (including as to ongoing reporting obligations under Regulation CF) that may result in this Offering being unsuccessful. Additionally, should the SEC determine that this Offering was not in compliance with Regulation Crowdfunding or that any prior offering of existing securities was not in compliance with the relevant private offering exemption relied upon by the Company for the relevant offering, the Company may be forced to refund all purchases by investors in the applicable offering(s), which could occur after a closing in this Offering and after the Company has used some or all of the proceeds from this Offering. In such an event, you could lose some or all of your investment. A similar situation prevails under state law in those states where the Company securities may be offered without registration in reliance on the partial preemption from the registration or qualification provisions of such state statutes under the National Applicable Crowdfunding Securities Markets Improvement Act of 1996, which does not preempt compliance with certain filing and notice requirements and other conditions that rarely, but in some instances, must be satisfied prior to making an offer in a specific state. If a number of investors under this Offering or any prior offering of existing securities were successful in seeking rescission, the Company would face severe financial demands that could adversely affect our business and, thus, the non-rescinding investors. In as much as the basis for relying on exemptions is factual, depending on our conduct and the conduct of persons contacting prospective investors and making the offering, as with past offerings of existing securities, the Company has not received, and will not receive, a legal opinion to the effect that this Offering is exempt from registration under any federal or state law. Instead, the Company will rely on the operative facts as documented by us as our basis for these exemptions.

The Company's founder, IX Power LLC, effectively controls the Company. The Company's founder is IX Power LLC, a Colorado limited liability company. IX Power LLC is owned by the following members of the Company's management team (each owning 20% of IX Power LLC as of the date of this Form C/A): John R. (Grizz) Deal, CEO; Randall (Randy) Wilson, CFO; Deborah A. (Deal) Blackwell, CMO; Dr. Otis (Pete) Peterson, CTO, and Dr. L. Robert (Bob) Libutti, Chief Product Strategist (Dr. Libutti's role is reduced and is expected to be phased out in connection with Dr. Libutti's personal retirement plans). IX Power LLC owns, and will continue to own following the Offering, a majority of the issued and outstanding shares of the voting stock of the Company. As a result, IX Power LLC and its owners will effectively control and direct the affairs of the Company, subject to certain limited voting protections granted to the holders of the Company's Series A Preferred Stock. The interest of IX Power LLC and its owners may conflict with those of other securities holders. This concentration of ownership may also delay, defer or prevent a future sale of the Company or other change of control transaction and some transactions may be difficult or impossible without the support of the Company's founder and its owners.

The Company's holders of its Series A Preferred Stock have special voting protections and influence over certain material decisions affecting the Company. For so long as the total number of shares of Series A Preferred Stock that are issued and outstanding represent at least 10.0% (recently reduced from 15.0%) of the capital stock of the Company calculated on a fully-diluted basis, the holders of the Series A Preferred Stock have the right to designate and elect one member of the Company's Board of Directors. In addition, for so long as at least 1,010,925 shares of Series A Preferred Stock remain outstanding (which share number is equivalent to approximately 50% of the shares of Series A Preferred Stock that are issued and outstanding as of the date of this Form C/A), subject to appropriate adjustment of such share number in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock, the holders of the Series A Preferred Stock have special voting rights to approve certain material decisions affecting the Company, including a future sale of the Company or other change of control transaction. The interest of the holders of the Series A Preferred Stock may conflict with those of the Company's Board of Directors and/or those of other securities holders. These special voting rights may also delay, defer or prevent a future sale of the Company or other change of control transaction and some transactions may be difficult or impossible without the support of the holders of the Series A Preferred Stock.

Decisions of certain holders of the Company's other series of existing Preferred Stock bind the Applicable Crowdfunding Securities as to certain material matters. Pursuant to the Company's certificate of incorporation, certain decisions affecting and binding on all of the Company's Preferred Stock are reserved to the holders of the Company's Series A Preferred Stock and Series B Non-Voting Preferred Stock, and the holders of the Series CF Non-Voting Preferred Stock (including Series CF Preferred Shares issued in this Offering) do <u>not</u> have a right to participate in such decisions. Such decisions relate to:

(1) Whether an event otherwise qualifying as a "Deemed Liquidation Event" (which relates to company sale events and is defined in Section 1 of Part I of the separate Addendum 2 to this Exhibit A to this Form C/A) will or will not be treated as a Deemed Liquidation Event under the Company's certification of incorporation and, accordingly, will or will not be subject to the negotiated liquidation waterfall set forth the Company's certificate of incorporation for proceeds available for distribution to the Company's stockholders upon any such Deemed Liquidation Event; and

(2) An automatic conversion of all outstanding Preferred Stock (currently, all outstanding Series A Preferred Stock, Series B Non-Voting Preferred Stock, and the Series CF Non-Voting Preferred Stock, including the Series CF Preferred Shares issued in this Offering) into Common Stock (Class A Common Stock in the case of a conversion of the Series A Preferred Stock and Class B Non-Voting Common Stock in the case of a conversion of the Series B Non-Voting Preferred Stock and the Series CF Non-Voting Preferred Stock) upon the vote or consent of Company stockholders.

See also subsection IV(c)(ii)(2) of Part I of the separate Addendum 2 to this Exhibit A to this Form C/A.

The interest of the holders of the Series A Preferred Stock and Series B Non-Voting Preferred Stock may conflict with those of the Series CF Non-Voting Preferred Stock (including Series CF Preferred Shares issued in this Offering with respect to the above matters.

The Company is not required to have independent management. The Company may, but is not required to, have independent directors on its Board of Directors. The individuals currently serving on the Company's Board of Directors are either (a) principals of the Company's founder, IX Power LLC, who also serve as officers of the Company, or (b) existing investors who own shares of the Company's voting stock (Class A Common Stock and/or Series A Preferred Stock). The Company does not anticipate having an independent director serve on its Board of Directors in the foreseeable future.

Our officers' and directors' allocation of their time to other business interests could have a negative impact. The Company's existing management team is comprised of the five individuals who own the Company's founder, IX Power LLC. Such individuals are: John R. (Grizz) Deal, CEO; Randall (Randy) Wilson, CFO; Deborah A. (Deal) Blackwell, CMO; Dr. Otis (Pete) Peterson, CTO, and Dr. L. Robert (Bob) Libutti, Chief Product Strategist (Dr. Libutti's role is reduced and is expected to be phased out in connection with Dr. Libutti's personal retirement plans). Mr. Deal and Mr. Wilson also currently serve as directors of the Company. Such individuals have signed confidentiality agreements but do not have employment agreements (or non-competition agreements) and are not required to devote substantially all of their business time and attention to the performance of their duties for the Company. Each such individual devotes such business time and attention to the Company's business as he or she in his or her sole discretion deems reasonably necessary. As of the date of the Form C/A, each of Mr. Deal and Ms. (Deal) Blackwell are devoting substantially all of their business time and attention to the performance of their duties for the Company. Such individuals may have conflicts of interest in allocating time, services, and functions between the Company's business and their other business and professional interests and commitments, which could have a negative impact on the Company and its business.

The Company is not subject to Sarbanes-Oxley Regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our financial audit includes a going concern note. In their report accompanying our financial statements for the years ended December 31, 2022 and 2021~~ and 2020~~, which financial statements and accompanying report are attached as Exhibit B to this Form C/A, our independent auditors stated that such financial statements were prepared assuming that we would continue as a going concern, and that they have substantial doubt as to our ability to continue as a going concern. Our auditors have noted that our limited liquid assets, accumulated deficit, net losses, negative cash flows from operating activities and default on various debt obligations, including secured debts, as of December 31, 2022 and 2021, among other factors, raise substantial doubt about our ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3 of the report accompanying such financial statements (*see* Exhibit B to this Form C/A) and are also restated in the next paragraphs of this risk factor.

~~Since the December 31, 2021 reporting date of the financial statements attached as Exhibit B to this Form C~~Prior to the launch of this Offering, the Company ~~has~~ completed a limited private placement offering the restructure and satisfaction by conversion to equity of certain related party debt and liabilities. This offering was completed in May 2022 and the Company issued a total of 97,947 shares of Series B Non-Voting Preferred Stock as a result of the conversion of the then outstanding principal loan amount of $87,475 and accrued interest of $34,967.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional external capital financing. As of the date of this Form C/A, Company Management plans are to (1~~) utilize unspent funds raised in its initial crowdfunding campaign that launched in May 2020 and concluded earlier in 2022, (2~~) raise additional funds through one or more crowdfunding campaigns (including this Offering with a current maximum offering size of $2 million) for the offer, sale and/or issuance, as the case may be, of the Company's new Series CF Non-Voting Preferred Stock (as noted elsewhere in this Form C, the Series C Non-Voting Preferred Stock has been authorized in sufficient number of shares for the Company to raise up to $5 million total, including the maximum $2 million offering size of this Offering), (~~3~~2) produce revenues to support cash flow, (~~4~~3) extend maturities on existing debt obligations, and (~~5~~4) continue to cut and control costs as necessary to ensure the business is able to meet its obligations as they come due. If and as market conditions allow, management also plans to evaluate authorization of a new equity or debt financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Holders of the Applicable Crowdfunding Securities will have limited information and inspection rights. The information and inspection rights of the purchasers of Applicable Crowdfunding Securities are limited to the information and inspection rights available under the Delaware General Corporation Law and the financial reporting requirements of Regulation Crowdfunding, so long as the Company is and remains subject to such requirements. Other security holders may have such broader information and inspection rights. This lack of information could put the purchasers of Applicable Crowdfunding Securities at a disadvantage in general and with respect to other security holders.

There can be no assurance that we will ever provide liquidity to the Current Crowdfunding Offering Investors through either a sale of the Company or a registration of the Applicable Crowdfunding Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for the Current Crowdfunding Offering Investors. Furthermore, we may be unable to register the Applicable Crowdfunding Securities for resale by the Current Crowdfunding Offering Investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, the Current Crowdfunding Offering Investors could be unable to sell their Applicable Crowdfunding Securities unless an exemption from registration is available.

There has been no representation of prospective Current Crowdfunding Offering Investors in the preparation of this Offering. The Company has not obtained any independent opinion on behalf of prospective Current Crowdfunding Offering Investor regarding the fairness of the terms on which the Applicable Crowdfunding Securities are offered. Prospective investors will be relying entirely on their own business experience and acumen, and the experience of their advisers, as the basis for their investment decision together with the disclosures set forth in this Form C/A and the additional materials referenced directly.

Our legal counsel will not represent the interests of prospective or actual Current Crowdfunding Offering Investors. Our legal counsel has not, and will not, represent the interests of prospective or actual Current Crowdfunding Offering Investors. Further, our counsel will not review or determine the accreditation of any Current Crowdfunding Offering Investor or the suitability of an investment in us for any prospective or actual Current Crowdfunding Offering Investor, or any other person. Our counsel will not monitor or oversee our activities.

The Company's equity crowdfunding strategy increases the risk the Company may inadvertently, or prematurely, become a public reporting company. The very nature of crowdfunding, including crowdfunding pursuant to a Regulation Crowdfunding (Regulation CF) offering, is to obtain small investments from a broad investor base. After conclusion of the Company's initial crowdfunding campaign (which launched in May 2020 and concluded earlier in 2022), the Company's stockholder base increased to almost 3,000 stockholders, thousands of which may be non-accredited investors under U.S. federal securities laws. This Offering and any future crowdfunding campaigns, including with respect to available authorized but unissued shares of the Company's Series CF Non-Voting Preferred Stock, will likely result in the additional increases to the Company's stockholder base. In addition to the increased administrative costs and burden of managing such a large stockholder base, the larger number of stockholders increases the risk that the Company will inadvertently, or prematurely, become a fully reporting public company under the U.S. Applicable Crowdfunding Securities and Exchange Commission rules. Conditional exemptions to such reporting company requirements are available to companies utilizing Regulation CF for capital raising; however, under current laws, the conditional exemption becomes unavailable at such time as the Company's assets reach $25 million at the end of any fiscal year (regardless of whether the Company maintains compliance with Regulation CF). It is the Company's present intent to manage growth toward an exit/liquidity event prior to Exchange Act registration becoming an issue for the Company; however, there is no guarantee this will occur. If the Company inadvertently, or prematurely, becomes a reporting company, compliance may be burdensome, time consuming, and expensive, which could have a material adverse effect on the Company's operations and financial conditions.

<u>Addendum 1, Part III – Additional Risk Factors Related to the Company's Business and Industry</u>:

We have a limited operating history which makes it difficult to evaluate our business and prospects. The Company was initially incorporated in New Mexico in September 2012 in order to commercialize a specific technology for treating contaminated waters developed at the Los Alamos National Laboratory located in New Mexico, U.S.A. Since then, the Company has been completing a technical validation of the technology and developing and field testing its water treatment systems that have not yet gained market acceptance. In addition, as described elsewhere in this Form C/A, the Company is launching a new "IX Water Reclamation" services offering, including with start-up capital to be provided by this Offering, which is not yet proven. As such, we have a limited operating history upon which you can base an evaluation of our business and prospects. Since we have not been profitable, there are substantial risks, uncertainties, expenses and difficulties that we are subject to. To address these risks and uncertainties, we must do among the following:

- Obtain sufficient capital to support the expenses of (1) developing and commercializing our technology, systems, and services offerings and (2) developing and growing the new IX Water Reclamation services offering;
- Successfully implement our business model and strategies;
- Successfully transition from a Company with a research and development focus to a Company capable of supporting commercial activities;
- Develop a market and attract customers for our products and services;
- Maintain favorable relationships with customers and other third parties with whom we will do business, including manufacturers, suppliers, resellers, licensees and other strategic partners;
- Respond to regulatory changes, competition and technological developments in the market competitive developments as well as general economic conditions;
- Manage our growth; and
- Attract, integrate, retain and motivate qualified personnel.

There can be no assurance that at this time we will operate profitably, that our new IX Water Reclamation services offering will be implemented and adopted by the market as we have planned, or that we will have adequate working capital to meet our obligations as they become due. Prospective investors must consider the risks and difficulties frequently encountered by early-stage companies, particularly in rapidly evolving markets. We cannot be certain that our business strategy will be successful or that we will successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We have a history of losses and can provide no assurance of our future operating results. Since incorporation, we have generated limited operational revenues and we may not succeed in commercializing our technology and products which will generate revenues. Until recently, our primary activity has been research and development and product validation. We have experienced net losses and negative cash flows from operating activities since inception and we expect such losses and negative cash flows to continue in the foreseeable future. In addition, as described elsewhere in this Form C/A, the Company is launching a new "IX Water Reclamation" services offering, including with start-up capital to be provided by this Offering, which is not yet proven. Our business model and strategies may not be successful and there is no assurance that we will ever become profitable in any future period. Our ability to achieve profitability and continue as a going concern is dependent upon raising capital from financing transactions and current and future sales.

Our revenues are dependent upon acceptance of our technology, systems and services offerings; the failure of which would cause us to curtail or cease operations. When we launched our initial crowdfunding campaign in May 2020 our initial business plan and strategies contemplated that: (1) most of our future revenues would initially come from the sale of our water treatment systems; and (2) thereafter, as we implemented our business model and strategies, revenues were expected to be generated from the license of our water treatment systems and/or from strategic alliances and collaborations, such as joint ventures, we would enter into with third parties. As described elsewhere in this Form C/A, at the time of the launch of this Offering, the Company has created a new "IX Water Reclamation" service line of business and will now generate revenue in two operating units (divisions) - the existing treatment systems business, and the new "IX Water Reclamation" service line of business. We will continue to incur substantial operating losses until such time as we are able to generate revenues from these activities. There can be no assurance that prospective customers, licensees and other third parties will adopt our technology and systems, or the IX Water Reclamation services offerings, or that prospective customers, licensees and other third parties will agree to pay for or license our technology and systems, enter into collaborations with us, or contract with us for our services offerings. Market acceptance depends on many factors, including demonstrating to prospective customers, licensees and other third parties that our technology, systems, and services offerings are superior to and more cost-effective than other technologies, systems, and services offerings which are available now or which may become available in the future. In the event that we are not able to develop a customer base that purchases or licenses our technology and systems, and contracts for our IX Water Reclamation services offerings, or if we are unable to charge the necessary prices or license fees or enter into strategic alliances and collaborations with third parties on favorable terms, our financial condition and results of operations will be materially and adversely affected and may require us to curtail significantly or cease operations.

We may not be able to successfully develop and commercialize our technology and systems which would result in continued losses and may require us to curtail or cease operations. We are currently commercializing our technology and implementing our business model and strategies, including launching and developing the Company's recently created "IX Water Reclamation" service line of business. We are unable to project when we will achieve profitability, if at all. As is the case with any new technology, we expect the research and development process for the Company's treatment systems, which are also utilized for the Company's Reclamation services offerings, to continue. We cannot assure that our engineering and/or manufacturing resources will be able to develop our technology and systems fast enough to meet market requirements. We also cannot assure that our technology, systems, and services offerings will gain market acceptance, that we will be able to successfully commercialize the technology and implement our business strategies, that we will be able to establish, defend, maintain or increase prices for our products and services, or that we will be able to differentiate the value delivered by our products and services from our competitors' products and services. We face a number of challenges, including a lack of meaningful historical financial data upon which to plan future budgets, competition from a wide range of sources (including both similar or early stage companies, particularly those with collaborative arrangements with large and established companies, competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services), the need to develop customer relationships and other risks. The failure to successfully commercialize our technology, systems, and services offerings and implement our business strategies would result in continued losses and may require us to curtail significantly or cease operations.

Our ability to produce and distribute commercially viable water treatment systems on a commercially viable basis is unproven, which could have a detrimental effect on our ability to generate or sustain revenues. The technology and systems we use to treat contaminated waters have never been utilized on a full-scale commercial basis. We have only recently completed our technical validation of licensed technology and the final commercial product design and testing of our IX Water OG™ and IX Water Blü™ systems. All of the tests conducted to date by us with respect to the technology and systems have been performed in a limited scale or small commercial scale environment and the same or similar results may not be obtainable at competitive costs on a large-scale commercial basis. We have never employed our technology and systems under the conditions or in the volumes that will be required for us to be profitable and cannot predict all of the difficulties that may arise. Accordingly, our technology and systems may not perform successfully on a commercial basis and may never generate any revenues or be profitable.

Our new IX Water Reclamation Line of Business is unproven, which could have a detrimental effect on our ability to generate or sustain revenues. As described elsewhere in this Form C/A, the Company is launching a new "IX Water Reclamation" services offering, including with start-up capital to be provided by this Offering, which is not yet proven. Our growth projections are based on an assumption that the IX Water Reclamation line of business will be able to gain traction in the marketplace and contribute to Company revenues. It is possible that IX Water Reclamation will fail to gain market acceptance for any number of reasons. If this new line of business fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our operations involve a variety of operating hazards and risks that could cause losses; risks of uninsured losses. The products that we manufacture and the services that we will market and provide are complex, and the failure of our equipment to operate properly or to meet specifications may greatly increase our customers' costs. In addition, many of these products are used in inherently hazardous industries, such as the offshore oilfield business. These hazards include blowouts, explosions, fires, collisions, capsizing's, and severe weather conditions. We may incur substantial liabilities or losses as a result of these hazards. Our insurance and contractual indemnity protection may not be sufficient or effective to protect us under all circumstances or against all risks. The occurrence of a significant event, against which we were not fully insured or indemnified or the failure of a customer to meet its indemnification obligations to us, could materially and adversely affect our results of operations and financial condition.

Our failure to expand our management systems and controls to support anticipated growth and to hire qualified personnel could seriously harm our business. Our inability to manage our growth effectively could affect our ability to pursue business opportunities and expand our business. We currently have limited management and administrative resources. As we begin to commercialize our products and new services offerings and our operations grow, we will need to hire a significant number of additional employees. This growth may place strain on our management and operations. Our ability to manage growth will depend on the ability of our officers and key employees to implement and improve our operational, management information, sales and marketing and financial control systems and to expand, train and manage our work force. We believe that competition for qualified technical, sales, marketing and managerial personnel will be intense. Our ability to implement our business model and strategies could be adversely affected if we are unable to hire and retain qualified personnel as needed.

We rely on others for our production, and any interruptions of these arrangements could disrupt our ability to fill customers' orders and services contracts and have a material impact on our ability to operate. We obtain components for our water treatment systems from third party suppliers. Any increase in labor, equipment, or other production costs could adversely affect our cost of sales. Qualifying new manufacturers is time-consuming and might result in unforeseen manufacturing and operations problems and also negatively impact the IX Water Reclamation services offerings which rely on availability of our treatment systems. The loss of our relationships with our manufacturers or our inability to conduct our manufacturing services for us as anticipated in terms of cost, quality, and timeliness could adversely affect our ability to fill customer orders and to perform contracted IX Water Reclamation services in accordance with required delivery, quality, and performance requirements. If this were to occur, the resulting decline in revenue, or failure to achieve revenue, would harm the business.

We depend on manufacturers to maintain high levels of productivity and satisfactory delivery schedules. Our manufacturers serve many other customers, a number of which have greater production requirements than we do. As a result, our manufacturers could determine to prioritize production capacity for other customers or reduce or eliminate deliveries to us on short notice. We may encounter manufacturing delays and longer delivery schedules in commencing volume production of new products. Any of these problems could result in our inability to deliver products and services in a timely manner and adversely affect our operating results.

Any material increase in the cost of the raw materials used to manufacture our treatment systems would have a material adverse effect on our cost of sales. We do not have contracts with many of our suppliers for the raw materials used in the production of our water treatment systems. We are subject to variations in the prices of the raw materials used in the manufacture of our products. We may not be able to pass along any cost increases to our customers. As a result, any material increase in the cost of raw materials used in the manufacture of our products could have a material adverse effect on our cost of sales.

If a competitor were to achieve a technological breakthrough, our operations and business could be negatively impacted. There currently exist a number of businesses that are pursuing novel processes to treat contaminated waters, including the oil and gas produced and community waters treatable by our IX Water OG™ and IX Water Blü™ systems, and new competitors can be expected to enter this market in the future. Should a competitor achieve a research and development, technological or biological breakthrough where process costs are significantly reduced, efficiency greatly increased over ours, or if the costs of similar competing products were to fall substantially, we may have difficulty attracting customer sales or licensees and strategic partners. In addition, competition from other technologies considered "green" (environmental) or "blue" (water technology) could lessen the demand for the end-products produced by our technology. Furthermore, competitors may have access to larger resources (capital or otherwise) that provide them with an advantage in the marketplace, which could result in a negative impact on our business. Any competing technology that treats waters at a superior scale and more cost efficient than ours could render our technology and water treatment solutions obsolete. Any of these competitive forces may inhibit or materially adversely affect our ability to attract customers and licensees and other strategic partners. This could have a material adverse effect on our business, prospects, results of operation and financial condition.

We intend to form or seek strategic alliances or enter into acquisitions or licensing arrangements in the future. We may be unable to form or enter into such alliances, acquisitions or licensing arrangements on our anticipated timeline, and we may not realize the expected benefits of any such transaction. We intend to form or seek strategic alliances, create joint ventures or collaborations or be acquired by or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our technology, systems, and services offerings. Any of these transactions and relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. These transactions and relationships also may result in a delay in the development of our technology, systems, and services offerings if we become dependent upon the other party and such other party does not prioritize the development of our technology, systems, and services offerings relative to its other development activities. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our technology, systems, and services offerings on our anticipated timeline, or all, because our technology, systems, and services offerings may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our technology, systems, and services offerings as having the requisite potential to demonstrate efficacy. If we license products or acquire businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction.

The Company's new IX Water Reclamation services offerings will be launched and operate in a highly competitive environment, which may adversely affect our ability to succeed.

The Company's initial customer service area for the IX Water Reclamation line of business – Southern California – is a highly competitive marketplace, and the Company will compete with a variety of organizations that offer products and services offerings competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete with respect to the Reclamation division include: innovation and the evolution of water treatment technologies; charging a "by the barrel" fee instead of forcing customers to buy and operate capital equipment; elimination of chemical additives and long biologic degradation processes; and smaller infrastructure and land use. The driving force for the industry, besides treatment efficacy, is lowering costs. As noted elsewhere in this Form C/A, we believe our primary competitors in the Reclamation business are local well and water service operators that have traditionally moved produced water from well-head to disposal well or evaporation pond. In our view, both methods lose the valuable water resource that could be treated and used for regional agricultural purposes. We believe IX Water Reclamation can offer these businesses the opportunity to partner with the Company to evolve their business into treatment services. However, these businesses may not agree with the Company that there is mutual value in these partnering opportunities.

Our ability to continually provide competitive products and services can impact our ability to defend, maintain or increase prices for our products and services, maintain market share, and negotiate acceptable contract terms with our customers. In order to be competitive, we must provide new and differentiating technologies, reliable products and services that perform as expected and that create value for our customers. In addition, our investments in new technologies, equipment, and facilities may not provide competitive returns. Our ability to defend, maintain or increase prices for our products and services is in part dependent on the industry's capacity relative to customer demand, and on our ability to differentiate the value delivered by our products and services from our competitors' products and services. Managing development of competitive technology and new product introductions on a forecasted schedule and at a forecasted cost can impact our financial results. If we are unable to continue to develop and produce competitive technology or deliver it to our clients in a timely and cost-competitive manner in various markets in which we operate, or if competing technology accelerates the obsolescence of any of our products or services, any competitive advantage that we may hold, and in turn, our business, financial condition and results of operations could be materially and adversely affected.

Volatility of oil and natural gas prices can adversely affect demand for our products and services. Prices of oil and gas products are set on a commodity basis. As a result, the volatility in oil and natural gas prices can impact our customers' activity levels and spending for our products and services. Current energy prices are important contributors to cash flow for our customers and their ability to fund water treatment and recycling as a service. Expectations about future prices and price volatility are important for determining future spending levels.

If we lose key employees and consultants or are unable to attract or retain qualified personnel, our business could suffer. Our success is highly dependent on our ability to attract and retain qualified scientific, engineering and management personnel. We are highly dependent on our management, including our CEO, John R. (Grizz) Deal, who has been critical to the development of our technology and business. The efforts of Mr. Deal and our other management personnel will be critical to us as we continue to develop our technology, systems, and services offerings and as we attempt to transition to a company with profitable company commercialized technology, systems, and services offerings. The loss of our CEO or any of our other officers or key employees, and our inability to find suitable replacements, could have a material adverse effect on our financial condition, existing business, or anticipated growth. Our management personnel have signed confidentiality agreements, but we have not entered into any employment agreements (or non-competition agreements) with any of our management personnel. The Company also does not have any "key man" life insurance on any of the lives of our management personnel; therefore, if any of our management personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence.

We may be held liable for the actions and errors of our management. Under most conditions, our officers and directors may not be held liable for errors in judgment or other acts or omissions made by them as representatives of the Company because of provisions in our certificate of incorporation and bylaws holding them harmless and providing them with indemnification against liabilities or losses that arise from such acts or omissions. To the extent that such indemnification provisions are invoked, our assets could be reduced, and our business could be impaired.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits. We could be the subject of complaints or litigation from customers, licensees or other business partners alleging product quality or operational concerns. Litigation or adverse publicity resulting from these allegations could materially and adversely affect our business, regardless of whether the allegations are valid or whether we are liable. We do not currently maintain product liability insurance. We anticipate obtaining product liability insurance covering our products in amounts reasonable for the risks to be incurred before we begin to market our products. However, no guarantee can be given that we will be able to obtain products liability insurance coverage in amounts sufficient to cover and pay for all product risks that might be incurred. Further, claims of this type, whether substantiated or not, may divert our financial and management resources from revenue generating activities and the business operation.

The potential impact of failing to deliver products or perform services on time could adversely impact our business and operations. In certain instances, we may be required to guarantee that we will deliver a product by a scheduled date or perform services through the IX Water Reclamation line of business pursuant to specified deadlines. If we subsequently fail to deliver the product as scheduled or perform services as contracted, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products and/or adversely affect the Company's business and operations; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time or perform services as contracted could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

The Company could bear legal or social responsibility for environmental problems. The Company strives to manufacture its products to the highest standards, to educate its customers on the proper use of its products, and, if providing water treatment and recycling as a service, to have well-trained personnel complete their tasks to the highest quality possible. There is the possibility that, regardless of whether there is negligence in its pursuit of business activities, the Company could bear legal or social responsibility for environmental problems. Should such an event occur, the burden of expenses for resolution could potentially be high, and the Company could suffer erosion in social trust.

Federal, state and local authorities have promulgated various environmental control regulations relating to air, water and noise pollution that will impact our business and operations. The Company faces risks of environmental liability arising from its current, historical, and future manufacturing activities. The Company endeavors to comply with laws and government policies, establishing self-management norms and conducting daily inspections and environmental auditing in accordance with its internal environmental policies. However, the Company cannot guarantee that we will operate in full compliance with the complex system of federal, state, and local environmental regulations applicable to our industry. Such regulations govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal, chemical substances in products, product recycling, as well as soil and ground water contamination. In the event of any non-compliance, we may not be able to distribute, market or sell our technology, systems, and services offerings, and we could be subject to regulatory or civil actions that result in substantial monetary penalties or damage awards. To the extent the applicable laws or regulations change, or if we introduce new technologies, systems and/or services offerings in the future, we may have to adjust our compliance efforts, and some or all of our technologies, systems and/or services offerings may fail to comply. Our compliance program may be burdensome, time consuming, and expensive.

Government regulations and legal uncertainties could affect the growth of the commercial water treatment products and services industry. A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the water treatment products and services industry in oilfield applications. The adoption of new laws or the application of existing laws may decrease the growth in the water treatment products and services industry, which could in turn decrease the usage and demand for the Company's services or increase the cost of doing business.

Changes in employment laws or regulation could harm our performance. Our business expansion plan relies upon the Company hiring and retaining employees. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's foreign operations are subject to various unique risks. The Company's future operations and earnings will depend, in part, on the results of its operations in European Union markets and other foreign markets into which the Company may choose to expand, including China. Accordingly, our business is subject to risks associated with doing business internationally, including:

- differing regulatory requirements in foreign countries;
- unexpected changes in tariffs, trade barriers, price/exchange controls and other regulatory requirements;
- economic weakness, including inflation, or political instability in particular foreign economies/markets;
- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
- foreign taxes, including withholding of payroll taxes;
- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
- difficulties staffing and managing foreign operations;
- workforce uncertainty in countries where labor unrest is more common than in the United States;
- differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;
- potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;
- potential liability under the General Data Protection Regulation (GDPR);
- challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;
- production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
- production shortages and/or business interruptions resulting from outbreaks of epidemic, pandemic, or contagious diseases, such as the recent novel coronavirus or, historically, the Ebola virus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, or the H1N1 virus; and
- business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

A violation of privacy or data protection laws could have a material adverse effect on the Company and the value of the Applicable Crowdfunding Securities. We are subject to applicable United States and foreign privacy and data protection laws and regulations, which are constantly changing. New laws or changes in current laws could increase the cost of compliance, which could adversely affect our business, revenues and competitive position. Any violations of laws and regulations relating to the safeguarding of private information could subject the Company to fines, penalties or other regulatory actions, as well as to civil actions by affected parties. Any such violations could adversely affect the ability of the Company to operate its business, which could have a material adverse effect on the Company's operations and financial conditions.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

Certain of our core technology is co-owned with third parties. The Company's success is dependent, in large part, upon the patent rights acquired from Los Alamos National Security, LLC ("*LANS*"), which conducts research and development at Los Alamos National Laboratory for the U.S. Government under a contract with the U.S. Department of Energy. The technology underlying these patent rights was originally jointly developed by LANS, The Board of Regents of the University of Texas System ("*UT*"), and New Mexico Tech Research Foundation ("*NMTRF*"). The Company's founder, IX Power LLC, acquired LANS' rights and interest in such patent rights in April 2013, and entered into a Royalty-Sharing Agreement and Joint Invention Management Agreement with UT and NMTRF (NMTRF's interests in such agreement were subsequently assigned to Karen Bailey-Bowman) (the "*Joint Invention RSA*"). From the Company's incorporation until 2017, the Company was licensing the patent rights from IX Power LLC. In 2017, IX Power LLC and the Company completed an outright assignment of the patent rights from IX Power LLC to the Company. The patent rights (hereinafter, the "*Joint Invention*") are currently jointly owned by the Company, UT and Ms. Bowman (as assignee of NMTRF), subject to the Joint Inventions RSA. The Company serves as the "Managing Party" under the Joint Invention RSA, with exclusive management rights and responsibilities for the Joint Invention, including with respect to patent prosecution and licensing.

The Joint Invention RSA provides for royalty payments to the other owners in the event the Company generates direct sales revenues or license revenues from water treatment systems developed based upon the Joint Invention, and certain associated reporting and accounting requirements for royalties that become due. While the Company intends to comply with its obligations under the Joint Invention RSA, an uncured breach by the Company of its obligations under the Joint Inventions RSA gives the other owners the right to remove us as "Managing Party" under the Joint Invention RSA or terminate the agreement. While the Company believes such removal or termination is unlikely, if either occurred, the Company would lose its exclusive right to control commercialization of the Joint Invention. If the agreement is terminated, the Company retains its ownership interest in the Joint Invention but any limitations on activities of the other co-owners of the Joint Invention (including those that may be competitive to the Company' business) are eliminated. Thus, a removal of us as "Managing Party" under the Joint Invention RSA or a termination of the Joint Invention RSA, if either were ever to occur, could harm the Company's business, financial condition, operations and cash flows.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be seriously harmed. If we need to license or acquire new intellectual property, we may incur substantial costs. We aim to protect our confidential proprietary information, in part, by entering into confidentiality agreements and invention assignment agreements with our employees, consultants, advisors, and any third parties who access or contribute to our proprietary know-how, information, or technology. We also rely on trademark, copyright, patent, trade secret, and domain-name-protection laws to protect our proprietary rights. At the time, the only patent held by the Company is the Joint Invention, which is a jointly owned invention subject to the Joint Invention RSA as described above. In the future we may acquire additional patents or patent portfolios, which could require significant cash expenditures. Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any of these cases, we may be required to expend significant time and expense to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and compete with our business. If we are unable to protect our proprietary rights or prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could seriously harm our business.

Our success will depend partly on our ability to operate without infringing on or misappropriating the proprietary rights of others. To date, we have received no notices alleging that we are infringing the patents of any third party. Nonetheless, we may in the future be sued for infringing the patent rights of others. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our business, financial condition, results of operations and cash flows. In addition, litigation is time-consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we could be required to cease the allegedly infringing activity or to obtain a license. Such a required license may not be available to us or may not be available on acceptable terms, if at all. In addition, some licenses may be non-exclusive, so that our competitors may have access to the same technology licensed to us. If we fail to obtain a required license, or are unable to design around a third-party patent, ceasing an allegedly infringing activity could have a materially adverse effect on our business, financial condition, operations and cash flows.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses. Our agreements with customers, licensees and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Our long-term success may depend on future royalties paid to us by licensees, and we would face the risks inherent in a royalty-based business model. Beyond direct product sales for the treatment systems line of business, we may generate some revenue in the future through the licensing of our technology, systems, and services offerings, and our long-term success depends on future royalties paid to us by prospective customer licensees. The amount of royalty payments we may receive is expected to be based upon the revenues generated by our prospective customer licensees' operations, and so we will be dependent on the successful operations of our prospective customer licensees for a significant portion of our revenues. We face risks inherent in a royalty-based business model, many of which are outside of our control, including those arising from our reliance on the management and operating capabilities of our customer licensees and the cyclicality of supply and demand for end -products produced using our technology. Should our prospective customer licensees fail to achieve sufficient profitability in their operations, our royalty payments would be diminished and our results of operations, cash flows and financial condition could be adversely affected, and any such effects could be material.

Seasonal and weather conditions could adversely impact our business. Variation from normal weather patterns, such as cooler or warmer summers and winters, can have a significant impact on demand for our services and operations. Adverse weather conditions, such as hurricanes in the Gulf of Mexico, may interrupt or curtail our operations, or our customers' operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured.

Natural disasters and other events outside of our control could adversely impact our business.

Variation from normal weather patterns, such as cooler or warmer summers and winters, can have a significant impact on demand for our services and operations. Adverse weather conditions, such as hurricanes in the Gulf of Mexico, may interrupt or curtail our operations, or our customers' operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured.

Natural disasters such as earthquakes, tsunamis, typhoons, and floods, accidents such as fires, power outages, and system failures, acts of terror, war, infectious diseases, and other unpredictable factors could adversely affect the Company's business operation. As the Company owns or will purchase facilities and equipment in areas where earthquakes occur at a frequency higher than the global average, the effects of earthquakes and other events could damage the Company's facilities and equipment and force a halt to manufacturing and other operations, and such events could consequently cause severe damage to the Company's business. Similar situations may also occur due to other types of natural disasters, accidents such as fires, power outages, and system failures, acts of terror, war, infectious diseases, and other similar events. However, in the future, the Company's business, results of operations and financial condition could be materially adversely affected by, among other things, the burden of costs to restore damaged plant facilities and equipment, a decrease in sales and operating income due to a decrease in plant utilization or stop, and a deterioration in gross margins.

In preparation for these risks, the Company will develop and manage a BCP (Business Continuity Plan), which defines preventive plans and contingency plans etc., and purchase various insurances; however, such plans and insurances may not fully hedge the risks or cover the losses and damages from events we could not anticipate.

Public health epidemics or outbreaks could adversely impact our business. The current global spread of the COVID-19 virus has and may continue to materially and adversely affect our results of operations, cash flows, and financial condition for an indeterminate amount of time. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The current spread of COVID-19 infections worldwide and the continuing unstable social, economic, fiscal, and working environments have affected the Company's business performance and business activities. The Company puts top priority to ensure the health and safety of employees, customers, and other related parties, and strives to develop a system that allows the Company to continue its business even in the face of various difficulties caused by the pandemic. However, the spread of the COVID-19 pandemic is not a factor the Company can directly control, so development of such countermeasures does not guarantee the Company's business continuity. In addition, since there is no clear prospect of the COVID-19 pandemic subsiding, and since the timing and future impact of the end of the pandemic remain uncertain at this stage, it is not possible to predict with certainty the final impact of the COVID-19 pandemic on the Company, including whether there are any other impacts. If the COVID-19 situation becomes more serious or prolonged in the future, the Company's business, results of operations and financial condition may be significantly adversely affected.

<u>Addendum, 1 Part IV – Tax Risks:</u>

No tax returns have been filed to date. No tax returns have been filed to date since the Company is only this year generating revenue, which raises risks of penalties/interest and potential loss of tax benefits from historical losses.

We are faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions. We may be subject to taxation in many jurisdictions in the United States and around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax laws, including increased tax rates or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and operating results. In addition, the taxing authorities in these jurisdictions could review our tax returns, or authorities in jurisdictions in which we do not file tax returns could assert that we are subject to tax in such jurisdiction, and in either case could impose additional tax, interest and penalties. Further, the authorities could claim that various withholding requirements apply to us or assert that benefits of tax treaties are not available to us, any of which could have a material impact on us and the results of our operations.

<u>**PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN ADVISORS REGARDING TAX MATTERS**</u>

An investment in the Applicable Crowdfunding Securities involves certain material tax risks. A discussion of tax considerations which may be relevant to the Company and to prospective investors with respect to their investment in the Company is beyond the scope of this Form C/A. The aspects of this Offering are complex and certain of the tax consequences may differ depending on individual circumstances. Accordingly, all prospective investors should independently satisfy themselves regarding the potential federal, state, local, foreign or other tax consequences of a purchase of the Applicable Crowdfunding Securities and of an investment and participation in the Company. You must not construe the contents of this Form C/A or any communications from the Company, its officers, directors, employees, agents, OR representatives, as legal, accounting, regulatory, or tax advice. Prior to investing in the Applicable Crowdfunding Securities, you should consult with and rely upon your attorney and your investment, accounting, regulatory, and tax advisors to independently evaluate the appropriateness of such an investment for you, in light of your particular investment and tax situation, including the applicability of any legal restrictions.

<u>**TREASURY DEPARTMENT CIRCULAR 230 DISCLOSURE**</u>: **To ensure compliance with Treasury Department Circular 230, prospective investors in this Offering are hereby notified that: (a) any discussion of federal tax issues in this Form C/A is not intended or written to be relied upon, and cannot be relied upon, by prospective or actual Current Crowdfunding Offering Investors for the purpose of avoiding penalties that may be imposed on Investors under the Internal Revenue Code of 1986, as amended; (b) such discussion is included herein by the Company in connection with the promotion or sale (within the meaning of Circular 230) by the Company of the Applicable Crowdfunding Securities; and (c) prospective investors should seek advice for their particular circumstances from an independent tax advisor.**

<u>**Addendum, 1 Part V – Conflicts of Interest:**</u>

It is possible that conflicts may arise between the Company and its officers, directors or stockholders. These potential conflicts include, but are not limited to, the items discussed below:

1) The Company may, but is not required to, have independent directors on its Board of Directors. The individuals currently serving on the Company's Board of Directors are either (a) principals of the Company's founder, IX Power LLC, who also currently serve, or have served, as officers of the Company or (b) existing investors who owns shares of the Company's voting stock (Class A Common Stock and/or Series A Preferred Stock). The Company does not anticipate having an independent director serve on its Board of Directors in the foreseeable future.

2) The Company's existing management team is comprised of the five individuals who own the Company's founder, IX Power LLC. Such individuals are: John R. (Grizz) Deal, Director, Executive Chairman & CEO; Randall (Randy) Wilson, Director & CFO; Deborah A. (Deal) Blackwell, CMO; Dr. Otis (Pete) Peterson, CTO, and Dr. L. Robert (Bob) Libutti, Director & Chief Product Strategist (Dr. Libutti's role is reduced and is expected to be phased out in connection with Dr. Libutti's personal retirement plans). Mr. Deal and Mr. Wilson also currently serve as directors of the Company. Such individuals have signed confidentiality agreements but do not have employment agreements (or non-competition agreements) and are not required to devote substantially all of their business time and attention to the performance of their duties for the Company. Each such individual devotes such business time and attention to the Company's business as he or she in his or her sole discretion deems reasonably necessary. As of the date of the Form C/A, each of Mr. Deal and Ms. Blackwell are devoting substantially all of their business time and attention to the performance of their duties for the Company. Such individuals may have conflicts of interest in allocating time, services, and functions between the Company's business and their other business and professional interests and commitments, which could have a negative impact on the Company and its business.

3) Under most conditions, the Company's officers and directors may not be held liable for errors in judgment or other acts or omissions made by them as representatives of the Company because of provisions in the Company's certificate of incorporation and bylaws holding them harmless and providing them with indemnification against liabilities or losses that arise from such acts or omissions. To the extent that such indemnification provisions are invoked, conflicts will exist between the officer or director invoking the indemnification and the Company.

4) In the future, the Company may negotiate certain employment agreements with the officers of the Company for salary and other benefits to the officers. Such negotiations between the Company and such officers may not be considered as being negotiated at "arm's length."

5) In the future, officers, directors and shareholders of the Company may make or arrange loans for the Company, or render services, or sell goods to the Company, or engage in other transactions with the Company. Such negotiations between the Company and such officers may not be considered as being negotiated at "arm's length."

6) The Company's officers and directors are now and may in the future become stockholders or other equity owners, officers or directors of other companies, which may be formed for the purpose of engaging in business activities similar to ours. Accordingly, direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of us or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. Currently, the Company does not have a right of first refusal pertaining to opportunities that come to their attention and may relate to our business operations.

7) The Company's founder, IX Power LLC owns, and will continue to own following the Offering, a majority of the issued and outstanding shares of the voting stock of the Company. See the section of this Form C/A titled "*Principal Applicable Crowdfunding Securities Holders*." As a result, IX Power LLC and its owners will effectively control and direct the affairs of the Company, subject to certain limited voting protections granted to the holders of the Company's Series A Preferred Stock. The interest of IX Power LLC and its owners may conflict with those of other securities holders. This concentration of ownership may also delay, defer or prevent a future sale of the Company or other change of control transaction and some transactions may be difficult or impossible without the support of the Founder and its owners.

8) For so long as the total number of shares of Series A Preferred Stock that are issued and outstanding represent at least 10.0% (reduced recently from 15%) of the capital stock of the Company calculated on a fully-diluted basis, the holders of the Series A Preferred Stock have the right to designate and elect one member of the Company's Board of Directors. In addition, for so long as at least 1,010,925 shares of Series A Preferred Stock remain outstanding (which share number is equivalent to approximately 50% of the shares of Series A Preferred Stock that

are issued and outstanding as of the date of this Form C/A), subject to appropriate adjustment of such share number in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock, the holders of the Series A Preferred Stock have special voting rights to approve certain material decisions affecting the Company, including a future sale of the Company or other change of control transaction. The interest of the holders of the Series A Preferred Stock may conflict with those of the Company's Board of Directors and/or those of other securities holders. These special voting rights may also delay, defer or prevent a future sale of the Company or other change of control transaction and some transactions may be difficult or impossible without the support of the holders of the Series A Preferred Stock.

Addendum, 1 Part VI – Statement as to Indemnification:

Our certificate of incorporation and bylaws provide for indemnification of directors and officers under certain circumstances, which could include liabilities relating to securities laws. The Applicable Crowdfunding Securities and Exchange Commission (the "SEC") mandates the following disclosure of its position on indemnification for liabilities under the federal securities laws:

"Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling an issuer, the Company has been informed that in the opinion of the Applicable Crowdfunding Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

ADDENDUM 2
TO THE EXHIBIT A OFFERING MEMORANDUM,
WHICH FORMS A PART OF THE FORM C/A OFFERING STATEMENT FILED ON
~~17 NOVEMBER~~*28 APRIL*, ~~2022~~ *2023*

<u>DESCRIPTION OF CAPITAL STOCK; TRANSFER RESTRICTIONS; STOCKHOLDER AGREEMENT</u>

The terms "IX Water," "Nine Power," the "Company," "we," "us," and "our" refer to IX Power Clean Water, Inc.

All references in this Addendum 2 to "the Form C/A" or "this Form C/A" refer to the Company's Form C /A Offering Statement filed on ~~17 November 2022~~28 April, 2023, including all exhibits and addendums thereto. This Addendum 2 is attached to and made a part of Exhibit A of such Form C/A (which Exhibit A is titled "Offering Memorandum: Part II of Offering Document"). All references to in this Addendum 2 to "this Addendum" mean this Addendum 2.

As used in this Addendum:

a) *References to "this crowdfunding campaign," "the Offering" or "this Offering" mean the crowdfunding campaign/offering described in the Company's Form C/A;*

b) *The term "Series CF Preferred Shares" means the shares of the Series CF Non-Voting Preferred Stock (as defined below in Part I, Section 1 of this Addendum) offered, sold and/or issued, as the case may be, in this crowdfunding campaign); and*

c) *"Current Crowdfunding Offering Investor" means a person who/that acquires shares of Series CF Preferred Shares in this Offering.*

All references in this Addendum to "$" or "dollars" are to United States dollars unless specifically stated otherwise.

This Addendum is comprised of three Parts:

- Part I - Description of Capital Stock (pages 1 to 21 of this Addendum)

- Part II - Transfer Restrictions (page 22 of this Addendum).

- Part III - Stockholder Agreement (pages 23 to 30 of this Addendum).

PART I, DESCRIPTION OF CAPITAL STOCK

Our current certificate of incorporation is the Second Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on 25 October, 2022, a copy of which is attached as Exhibit F to this Form C/A (the "Existing Certificate of Incorporation"). Our current bylaws are our bylaws adopted September 17, 2014 and amended February 3, 2020, a copy of which are available to prospective investors upon request to the Company (the "Bylaws"). The current stockholder agreement in effect among the Company and its stockholders is the Third Amended and Restated Stockholder Agreement, dated as of 26 October, 2022, by and among the Company and its stockholders from time to time party thereto, a copy of which agreement as in effect on date of this Form C/A is attached as Exhibit G to this Form C/A (the "Existing Stockholder Agreement").

The following is a summary of the rights of the Company's Common Stock and Preferred Stock and certain provisions of our Existing Certificate of Incorporation, Existing Bylaws and Existing Stockholder Agreement, as in effect on the date of this Form C/A and as they are expected to be in effect at the completion of this Offering (<u>provided</u>, <u>however</u>, that nothing in this Form C/A prevents or limits the Company, with any requisite Board of Director and/or stockholder approvals, from amending, restating, supplementing or otherwise modifying any such documents and agreements after the date of this Form C/A). This summary does not purport to be complete and is qualified in its entirety by the provisions of our Existing Certificate of Incorporation, Existing Bylaws and Existing Stockholder Agreement, and to the applicable provisions of Delaware law.

I. CERTAIN DEFINITIONS

The terms "***this Addendum***," "***Bylaws***," "***Company***," "***this crowdfunding campaign***," "***Current Crowdfunding Offering Investor***," "***Existing Certificate of Incorporation***," "***Existing Stockholder Agreement***," "***the Form C/A***," "***this Form C/A***," "***IX Water***," "***Nine Power***," "***the Offering***," "***this Offering***," "***our***," "***Series CF Preferred Shares***," "***we***," and "***us***," have the meanings given to such terms above on this p. 1 of this *Addendum*. In addition, the following terms, when used in this Addendum, have the following meanings:

"***A/B Preferred Stock***" means, collectively, the Series A Preferred Stock and the Series B Non-Voting Preferred Stock (for clarity, the A/B Preferred Stock is limited to the Series A Preferred Stock and the Series B Non-Voting Preferred Stock only and does not include the Series CF Non-Voting Preferred Stock).

"***Class A Common Stock***" means shares of the Company's Class A Common Stock, par value $0.001 per share.

"***Class B Non-Voting Common Stock***" means shares of the Company's Class B Non-Voting Common Stock, par value $0.001 per share.

"***Common Stock***" means shares of the Company's common stock, par value $0.001 per share, including all shares of the Company's Class A Common Stock and Class B Non-Voting Common Stock.

"***Company Securities***" means "securities" as defined in Section 2(a)(1) of the Securities Act of 1933, as amended, and includes capital stock or other equity interests or any options, warrants or other Company Securities that are directly or indirectly convertible into, or exercisable or exchangeable for, capital stock or other equity or equity-linked interests, including phantom stock and stock appreciation rights.

"***Crowdfunding Investors***" means:

    (i)   the Current Crowdfunding Offering Investors;

    (ii) the Initial Crowdfunding Offering Investors;

    (iii) the Future Crowdfunding Investors, if any; and

    (iv) as applicable, any and all of such persons' respective successor(s) or permitted assignee(s) in accordance with the Prior Stockholder Agreement or the Existing Stockholder Agreement.

All Crowdfunding Investors either have joined or otherwise become a party to and are referred to, or will join or otherwise become a party to and will be referred to, as "Additional Stockholders" in the Existing Stockholder Agreement and are <u>not</u> part of the defined "Investors" stockholder group for purposes of the Existing Stockholder Agreement. *See* Part III of this Addendum ("*Stockholder Agreement*"; pp. 23-30 of this Addendum).

"***Current Crowdfunding Offering Investors***" is defined above on p. 1 of this Addendum and means the persons who/that acquire shares of the Company's Series CF Non-Voting Preferred Stock pursuant to this Offering.

"***Deemed Liquidation Event***" means, unless otherwise agreed by the written consent or affirmative vote of the Requisite A/B Preferred Holders (as defined below) and the Company, any the following events:

Acquisition. Any (i) consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, which results in the voting securities of the Company outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of Company or such surviving or successor entity outstanding immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions in which more than 50% of the Company's voting power is transferred, but excluding any consolidation or merger effected solely for the purpose of reincorporating the Company in another state or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction; or (ii) sale of shares of capital stock of the Company, in a single transaction or series of related transactions, representing more than 50% of the voting power of the voting securities of the Company, but excluding any transaction or series of transactions principally for bona fide equity financing purposes in which the Company issues new securities primarily for cash or the cancellation or conversion of indebtedness of the Company or a combination thereof for the purpose of financing the operations and business of the Company; or

Asset Transfer. A sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company, in a single transaction or series of related transactions (excluding, however, any license (whether or not exclusive) that is granted or entered into in the ordinary course).

provided, *however*, that an event that triggers automatic conversion of the Company's outstanding Preferred Stock into Common Stock in accordance with the Existing Certificate of Incorporation is not a Deemed Liquidation Event.

"*DGCL*" means the General Corporation Law of the State of Delaware.

"*Founder*" means IX Power LLC, a Colorado limited liability company. IX Power LLC is owned by the following members of the Company's existing management team (each owning 20% of IX Power LLC as of the date of this Form C/A): John R. (Grizz) Deal; Randall (Randy) Wilson; Deborah A. (Deal) Blackwell; Dr. Otis (Pete) Peterson; and Dr. L. Robert (Bob) Libutti.

"*Future Crowdfunding Investors*" means any and all persons who/that acquire shares of the Company's capital stock (including shares of the Series CF Non-Voting Preferred Stock), or other securities of the Company, after 26 October 2022 (which is the effective date of the Existing Stockholder Agreement) pursuant to any one or more future equity crowdfunding campaigns that is not the Offering.

"*Initial Crowdfunding Offering*" means the Regulation Crowdfunding offering (an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and pursuant to Regulation Crowdfunding (§ 227.100 et seq.)) of the Company hosted on funding portal StartEngine Capital LLC. Such offering was launched in May 2020 and concluded earlier in 2022. The security that was offered, sold and issued in such initial crowdfunding campaign is the Company's Class B Non-Voting Common Stock.

"*Initial Crowdfunding Offering Investors*" means:

(i)   The persons who/that acquired shares of Class B Non-Voting Common Stock pursuant to the Initial Crowdfunding Offering in exchange for cash consideration. As of the date of this Form C/A, such persons hold 1,672,899 shares of the Class B Non-Voting Common Stock; and

(ii) StartEngine Capital, LLC (or, if and to the extent permitted by Regulation Crowdfunding its designated affiliate) ("*StartEngine*"), if both (A) the 31,368 shares of the Class B Non-Voting Common Stock that have been reserved for issuance to StartEngine in connection with the Initial Crowdfunding Offering have been or are actually issued by the Company to StartEngine and (B) StartEngine either (x) is a party to the Prior Stockholder Agreement as an Additional Stockholder thereunder as of the effective date of the Existing Stockholder Agreement or (y) becomes a party to the Existing Stockholder Agreement pursuant to Section 10.16(a) of such Existing Stockholder Agreement after the effective date of the Existing Stockholder Agreement as an Additional Stockholder for purposes of the Existing Stockholder Agreement.

"*Liquidation Event*" means the voluntary or involuntary liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event.

"*Preferred Stock*" means collectively, all shares of the Company's preferred stock, par value $0.001 per share, including all shares of the Company's Series A Preferred Stock, Series B Non-Voting Preferred Stock, and Series CF Non-Voting Preferred Stock.

"*Prior Stockholder Agreement* " means the Second Amended and Restated Stockholder Agreement, dated as of May 17, 2018, by and among the Company and its stockholders from time to time party thereto, which agreement has been amended and modified, and for convenience restated in its entirety, by and pursuant to the Existing Stockholder Agreement.

"*Requisite A/B Preferred Holders*" means the holders of a majority of the outstanding shares of the A/B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class (and not as separate series), and on an as-converted basis (*provided* that, for so long as any shares of Series A Preferred Stock remain outstanding, such majority shall include the holders of at least 20% of the outstanding shares of Series A Preferred Stock).

"***Seed Round Investors***" means (i) the persons who/that acquired their shares in the Company's "seed round" (that is, such persons acquired convertible securities in 2012 and 2013 and the indebtedness evidenced by such securities was converted into voting common shares of the Company in late 2013 and early 2014) (see also the section of this Form C/A titled "*Recent Securities Offerings*"), and (ii) as applicable, any and all of such persons' respective successor(s) or permitted assignee(s) in accordance with the Prior Stockholder Agreement or the Existing Stockholder Agreement. As of the date of this Form C/A: (A) the Seed Round Investors hold shares of the Class A Common Stock; (B) the total number of issued and outstanding shares of the Class A Common Stock held by the Seed Round Investors as of the date of this Form C/A is 1,504,601 shares of Class A Common Stock; and (C) the Seed Round Investors were referred to and known as the "Common Investors" under the Prior Stockholder Agreement and are now referred to and known as the Seed Round Investors under Existing Stockholder Agreement, and the Seed Round Investors are also part of the defined "Investors" group for purposes of the Existing Stockholder Agreement.

"***Series A Investors***" means (i) the persons who/that acquired shares of the Company's Series A Preferred Stock pursuant to the Company's Series A Preferred Stock financing at one or more closings for such financing occurring between (and including) the initial closing date of October 6, 2014 and the final closing date of February 14, 2018 (see also the section of this Form C/A titled "*Recent Securities Offerings*"), and (ii) as applicable, any and all of such persons' respective successor(s) or permitted assignee(s) in accordance with the Prior Stockholder Agreement or the Existing Stockholder Agreement. As of the date of this Form C/A: (A) the total number of issued and outstanding shares of the Series A Preferred Stock held by the Series A Investors is 2,021,850 shares of Series A Preferred Stock; (B) certain Series A Investors hold shares of Class A Common Stock (as of the date of this Form C/A, 48,660 shares of Class A Common Stock in the aggregate for all such Series A Investors), acquired in September/October 2019 upon exercise of certain "Early Investor Warrants" issued as part of the Company's Series A Preferred Stock financing; and (C) the Series A Investors were referred to and known as the "Series A Investors" under the Prior Stockholder Agreement and continue to be referred to and known as the Series A Investors under Existing Stockholder Agreement, and the Series A Investors are also part of the defined "Investors" group for purposes of the Existing Stockholder Agreement.

"***Series A Preferred Stock***" means collectively, all shares of the Company's Series A Preferred Stock, par value $0.001 per share.

"***Series B Investors***" means (i) the persons who/that acquired shares of the Series B Non-Voting Preferred Stock pursuant to any one or more of (x) the first and only closing of the Company's Rule 506(c) offering of its Series B Non-Voting Preferred Stock that occurred in May 2018, (y) closings of the Company's Rule 506(b) offering of its Series B Non-Voting Preferred Stock and certain Class B Non-Voting Common Stock warrants that occurred in April 2020 prior to commencement of the Initial Crowdfunding Offering, and/or (z) the closing of the Company's Rule 506(b) offering of its Series B Non-Voting Preferred Stock that occurred in May 2022 (see also the section of this Form C/A titled "*Recent Securities Offerings*"), and (ii) as applicable, any and all of such persons' respective successor(s) or permitted assignee(s) in accordance with the Prior Stockholder Agreement or the Existing Stockholder Agreement. As of the date of this Form C/A: (A) the total number of issued and outstanding shares of the Series B Non-Voting Preferred Stock held by the Series B Investors is 626,014 shares of Series B Non-Voting Preferred Stock; (B) certain Series B Investors hold warrants to acquire shares of the Class B Non-Voting Common Stock (up to a total of 480,000 shares of the Class B Non-Voting Common Stock are reserved for such warrants as of the date of this Form C/A) as part of the Company's Rule 506(b) offering that occurred in April 2020 prior to commencement of the Initial Crowdfunding Offering; and (C) the Series B Investors were referred to and known as the "Series B Investors" under the Prior Stockholder Agreement and continue to be referred to and known as the Series B Investors under Existing Stockholder Agreement, and the Series B Investors are also part of the defined "Investors" group for purposes of the Existing Stockholder Agreement.

"***Series B Non-Voting Preferred Stock***" means collectively, all shares of the Company's Series B Non-Voting Preferred Stock, par value $0.001 per share.

"***Series CF Non-Voting Preferred Stock***" means collectively, all shares of the Company's Series CF Non-Voting Preferred Stock, par value $0.001 per share.

"**Stock Reclassification**" means the 8.2-for-1 forward stock split and stock reclassification effected on May 16, 2018 and more fully described in the Existing Certificate of Incorporation. Such Stock Reclassification included: (i) the reclassification of the original common stock of the Company (all of such original common stock being of a single class) into two separate classes of Common Stock – the Class A Common Stock and the Class B Non-Voting Common Stock; (ii) an 8.2-for-1 forward stock split of all the shares of the Company's original common stock that were issued and outstanding on May 16, 2018 immediately prior to the effectiveness of the Stock Reclassification, with such shares of original common stock being subdivided, reclassified and changed into shares of an authorized Class A Common Stock; and (iii) an 8.2-for-1 forward stock split of all the shares of the Company's Series A Preferred Stock that were issued and outstanding on May 16, 2018 immediately prior to the effectiveness of the Stock Reclassification.

II. AUTHORIZED CAPITAL

As of the date of this Form C/A, the authorized capital of the Company consists of:

- 11,000,000 shares of Class A Common Stock, 8,366,699 shares of which are issued and outstanding as of the date of this Form C/A;

- 6,666,014 shares of Class B Non-Voting Common Stock, of which of which 1,672,899 are issued and outstanding as of the date of this Form C/A and additional shares are reserved for issuance as described below in subsection II(B) of this Part I of this Addendum; and

- 4,847,864 shares of Preferred Stock, of which (i) 2,021,850 shares have been designated Series A Preferred Stock, all of which 2,021,850 shares are issued and outstanding as of the date of this Form C/A; (ii) 626,014 shares have been designated Series B Non-Voting Preferred Stock (which is a reduction from the 2,160,000 shares of Series B Non-Voting Preferred Stock initially authorized and designated), all of which 626,014 shares are issued and outstanding as of the date of this Form C/A; and (iii) 2,200,000 shares have been designated Series CF Non-Voting Preferred Stock, ~~none of which 2,200,000~~ up to 103,480 of such shares are issued and outstanding as of the date of this Form C/A through the most recent closing in this Offering, which occurred in April 2023 (this is the security being offered, sold and/or issued, as the case may be, in this Offering); the actual number of shares of Series CF Non-Voting Preferred Stock issued and outstanding as of the date of this Form C/A is subject to any adjustments for final funds reconciliations to be provided by intermediary Wefunder Portal, LLC to the Company after the date of this Form C/A.

The following additional information in this "*Authorized Capital*" section of this Addendum is provided as of the date of this Form C/A, and all of the share numbers and price per share figures described herein take into account, and have been adjusted for, the Stock Reclassification.

A. *Class A Common Stock (11,000,000 shares currently authorized)*

i. Issued Shares:

The 8,366,699 issued and outstanding shares of Class A Common Stock are held as follows:

- 6,813,438 shares are held by the Founder.

- 1,504,601 shares are held by the Seed Round Investors. The original issue price for such shares is $0.3246 per share (which per share price reflects adjustment for the Stock Reclassification), subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to such stock.

- 48,660 shares are held by certain Series A Investors, who acquired such shares upon exercise of common stock warrants that were issued as part of the early closings of the Series A Preferred Stock financing (October 6, 2014 through the end of January 2015). The maximum number of shares of Class A Common Stock that could have been issued upon exercise of such warrants was 68,832 shares, but only 48,660 shares were actually issued upon exercise of such warrants. The exercise price for such warrants was $0.3246 per share. The warrants expired on October 6, 2019 (the 5th anniversary of the initial closing date of the Series A Preferred Stock financing), so no additional shares of Class A Common Stock will be issued in connection with these warrants.

ii. Options/Warrants: None at this time.

iii. Authorized but Unissued Shares - Share Reservation for Series A Preferred Stock:

The Series A Preferred Stock is convertible into the Class A Common Stock, so the Company has reserved 2,021,850 of the 2,633,301 authorized but unissued shares of Class A Common Stock for conversion of the Series A Preferred Stock in accordance with the provisions of the Existing Certificate of Incorporation.

iv. Authorized but Unissued Shares - No Share Reservations; Available for Issuance:

After taking into account the share reservations described above, the Company has 611,451 of its authorized but unissued shares of Class A Common Stock available for issuance. *See also* the subsection II(F) below of this Part I of this Addendum titled "*Authorized but Unissued Shares - Additional Information/Dilution*."

B. *Class B Non-Voting Common Stock (6,666,014 shares currently authorized)*

i. Issued Shares: The 1,672,899 issued and outstanding shares of Class B Non-Voting Common Stock are held by Initial Crowdfunding Offering Investors (excluding StartEngine Capital, LLC, the intermediary/funding portal for the Initial Crowdfunding Offering), including certain directors and officers who invested personal funds in the Initial Crowdfunding Offering. Such 1,672,899 shares were issued in exchange for approximately $1,960,512.50 cash consideration. 104,489, or approximately 6.25%, of such 1,672,899 shares are "bonus shares" that were issued in the Initial Crowdfunding Offering.

ii. Options/Warrants:

- 480,000 shares of Class B Non-Voting Common Stock are reserved by the Company for warrants issued to certain Series B Investors as part of the Company's Rule 506(b) offering that occurred in April 2020 prior to commencement of the Initial Crowdfunding Offering. The exercise price of such warrants is $1.25 per share. The warrant expiration date is April 1, 2025, subject to early termination upon an initial public offering of the Company's capital stock and certain corporate transaction events as described in the warrant.

- 125,000 shares (increased from the most recent share reserve of 82,000 shares) of Class B Non-Voting Common Stock are reserved by the Company for stock options or other equity compensation awards issuable to employees or directors of, or consultants or advisors to, the Company, reserved but unissued and not yet outstanding.

iii. Authorized but Unissued Shares – Share Reservations for the Initial Crowdfunding Offering:

31,368 shares issuable to StartEngine Capital, LLC (or, if and to the extent permitted by Regulation Crowdfunding its designated affiliate) ("**StartEngine**"), the intermediary/funding portal for the Initial Crowdfunding Offering, are reserved but unissued. As of the date of this Form C/A, the Company and StartEngine Capital, LLC have a pending and unresolved item pertaining to the form of subscription agreement to be executed by StartEngine Capital, LLC as a condition to the issuance of such shares in order to satisfy the requirements of Regulation Crowdfunding that such shares have the same terms, conditions and rights as the shares of Class B Non-Voting Common Stock offered and sold by the Company to the cash investors in the Initial Crowdfunding Offering. Such 31,368 shares constitute the equity compensation payable by the Company to StartEngine Capital, LLC for services provided to, or for the benefit of, the Company in connection with the Initial Crowdfunding Offering (which is shares of Class B Non-Voting Common Stock of the Company equal to two percent (2%) of the $1,960,512.50 total amount of investments raised in the Initial Crowdfunding Offering).

iv. Authorized but Unissued Shares - Share Reservation for Series B Non-Voting Preferred Stock:

Since the Series B Non-Voting Preferred Stock is convertible into the Class B Non-Voting Common Stock, the Company has reserved up to 626,014 of the authorized but unissued shares of Class B Non-Voting Common Stock (equivalent to the total number of legally authorized shares of Series B Non-Voting Preferred Stock) for conversion of the Series B Non-Voting Preferred Stock in accordance with the provisions of the Existing Certificate of Incorporation. The 626,014 total authorized share figure reflects a reduction from the 2,160,000 shares of Series B Non-Voting Preferred Stock initially authorized and designated.

 v. <u>Authorized but Unissued Shares - Share Reservation for Series CF Non-Voting Preferred Stock</u>:
Since the Series CF Non-Voting Preferred Stock is convertible into the Class B Non-Voting Common Stock, the Company has reserved up to 2,200,000 of the authorized but unissued shares of Class B Non-Voting Common Stock (equivalent to the total number of legally authorized shares of Series CF Non-Voting Preferred Stock) for conversion of the Series CF Non-Voting Preferred Stock in accordance with the provisions of the Existing Certificate of Incorporation.

 vi. <u>Authorized but Unissued Shares - No Share Reservations; Available for Issuance</u>:

After taking into account the share reservations described above, the Company has a minimum of 1,530,733 of its authorized but unissued shares of Class B Non-Voting Common Stock available for issuance. *See also* the subsection II(F) below of this Part I of this Addendum titled "*Authorized but Unissued Shares - Additional Information/Dilution*." This number could increase if any of the above-described share reservations are eliminated or reduced. For example, if less than all of the 2,200,000 legally authorized shares of Series CF Non-Voting Preferred end up being issued by the Company pursuant to this Offering and any one or more future crowdfunding campaigns, as applicable, the total number of shares of Class B Non-Voting Common Stock reserved for conversion of the Series CF Non-Voting Preferred would be reduced.

C. ***Series A Preferred Stock (2,021,850 shares currently authorized)***

All of the 2,021,850 issued and outstanding shares of Series A Preferred Stock are held by the Series A Investors, and there are no authorized but unissued shares of the Series A Preferred Stock.

The original issue price of the Series A Preferred Stock (including for calculating liquidation preferences and for purposes of price-based anti-dilution protection) is $0.749512 per share (which per share price reflects adjustment for the Stock Reclassification), subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to such stock.

D. ***Series B Non-Voting Preferred Stock (626,014 shares currently authorized)***

All of the 626,014 issued and outstanding shares of Series B Non-Voting Preferred Stock are held by the Series B Investors, and, as of the date of the filing of the Existing Certificate of Incorporation (pursuant to which the number of authorized shares of the Series B Non-Voting Preferred Stock was reduced from 2,160,000 shares to 626,014 shares), there are no authorized but unissued shares of the Series B Non-Voting Preferred Stock.

The original issue price of the Series B Non-Voting Preferred Stock (including for calculating liquidation preferences and for purposes of price-based anti-dilution protection) is $1.25 share, subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to such stock.

E. ***Series CF Non-Voting Preferred Stock (2,200,000 shares currently authorized)***

 i. <u>Issued Shares</u>: As of the date of this Form C/A (through the most recent closing in this Offering, which closed in April 2023), there are ~~no~~ up to 103,480 issued and outstanding shares of the Series CF Non-Voting Preferred Stock in exchange for up to $235,185 cash consideration. All of such shares have been issued in this Offering. 10% of such shares are "bonus shares" that were issued in this Offering. The actual gross cash receipts figure and number of shares of Series CF Non-Voting Preferred Stock outstanding as of the date of this Form C/A (through such April 2023 closing) are subject to any adjustments for final funds reconciliations to be provided by intermediary Wefunder Portal, LLC to the Company after the date of this Form C/A.

 ii. <u>Authorized but Unissued Shares – Share Reservations for this Offering and Future Crowdfunding Campaigns, if any</u>:

  • Up to 880,000 shares of the Series CF Non-Voting Preferred Stock are reserved for, and allocated to, the offer, sale and/or issuance, as the case may be, to qualified purchasers in this Offering (this number includes up to 80,000 shares allocated to "bonus shares" for this Offering, which represents a maximum "bonus shares" allocation of 10% "bonus shares"). This is a maximum share reservation; not all of the reserved shares may end up being issued in this Offering. The number of reserved shares actually issued depends on the number of investors who/that meet the eligibility criteria for "bonus shares" in this Offering.

- The 880,000 shares of Series CF Non-Voting Preferred Stock authorized for this Offering (which includes up to 80,000 shares allocated to "bonus shares" for this Offering) is less than the 2,200,000 legally authorized shares of Series CF Non-Voting Preferred Stock. The Series CF Non-Voting Preferred Stock has been approved by the Company's Board of Directors and its requisite stockholders for use in equity crowdfunding campaigns now and in the foreseeable future (designated as three years from the launch of this Offering), to raise up to $5 million of new capital (including the total amount raised in this Offering, which has a maximum offering size of $2 million). So, if the maximum $2 million is raised in this Offering, the Company has the ability to raise up to an additional $3 million through the offer, sale and/or issuance, as the case may be, of the unissued legally authorized Series CF Non-Voting Preferred Stock at any time during such three-year period. The 2,200,000 total authorized share figure for the Series CF Non-Voting Preferred Stock includes an allocation of up to a total of 200,000 "bonus shares" for all equity crowdfunding campaigns (including this Offering) pursuant to which the Series CF Non-Voting Preferred Stock is offered, sold and/or issued.

F. _Authorized but Unissued Shares - Additional Information/Dilution_

i. <u>Series CF Non-Voting Preferred Stock</u>: As discussed above in subsection II(E) of this Part I of this Addendum, the Series CF Non-Voting Preferred Stock has been approved by the Company's Board of Directors and its requisite stockholders for use in equity crowdfunding campaigns now and in the foreseeable future (designated as three years from the launch of this Offering), to raise up to $5 million of new capital (including the total amount raised in this Offering, which has a maximum offering size of $2 million).

ii. <u>Common Stock</u>. In addition, after taking into account the share reservations described above in subsections I(A) and 1(B) of this Part I of this Addendum, the Company has the following authorized but unissued shares available for issuance: (i) 611,451 authorized but unissued shares of Class A Common Stock; and (iii) a minimum of 1,530,733 authorized but unissued shares of Class B Non-Voting Common Stock. The Company may issue and sell any or all of these authorized but unissued shares of Common Stock on such terms and conditions as the Company's Board of Directors, in its sole discretion, may determine without consent of any of the Current Crowdfunding Offering Investors or any of the other stockholders of the Company. For example, but without limitation, the Company's Board of Directors may determine to issue shares of such Common Stock, or options or other securities convertible or exercisable into shares of such Common Stock (a) in connection with future offerings of its debt or equity securities (whether now existing or authorized in the future), (b) pursuant to equity incentive awards to qualified employees, non-employee directors, consultants or advisors, (c) pursuant to the acquisition of another company by the Company by merger, consolidation, purchase of substantially all of the assets or similar business combination, (d) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships, or (e) to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction. All of the issuances described in the foregoing clauses (b) through (e) are exempt from the price-based anti-dilution protection for the Preferred Stock. If the Company's Board of Directors authorizes an issuance of any such authorized but unissued shares of Common Stock that is not exempt from the price-based anti-dilution protection for the Preferred Stock (or any series of the Preferred Stock), then the issuance would be subject to and trigger (unless waived) such price-based anti-dilution protection. The price-based anti-dilution protection of the Preferred Stock, including the Series CF Non-Voting Preferred Stock (which is the security being offered, sold and/or issued, as the case may be, in this Offering), is summarized in subsection IX(B) of this Part 1 of this Addendum.

iii. <u>Dilution</u>. Any issuance of additional shares or other securities of the Company has the potential for dilution. _See_ the "_Dilution_" section of this Form C/A.

III. COMMON STOCK - EQUAL STATUS AND RELATIONSHIP TO THE PREFERRED STOCK

Except as provided in the Existing Certificate of Incorporation (*see* Section B of Article IV of the Existing Certificate of Incorporation; for example, in respect of voting rights), the Class A Common Stock and Class B Non-Voting Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. The voting, dividend and liquidation rights of the holders of each class of Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

IV. VOTING RIGHTS

A. Voting Rights - Overview

Except as set forth in the Existing Certificate of Incorporation or as otherwise required by the DGCL or other applicable law which cannot be superseded by the provisions of the Existing Certificate of Incorporation:

- the holders of the Class A Common Stock and, so long as any shares of the Series A Preferred Stock remain outstanding the holders of the Series A Preferred Stock, possess exclusively all voting power; and

- the holders of shares of each of the following Company Securities have <u>no</u> voting rights: (1) the Series CF Non-Voting Preferred Stock (which is the security being offered, sold and/or issued, as the case may be, in this Offering); (2) the Series B Non-Voting Preferred Stock; and (3) Class B Non-Voting Common Stock (which is the Common Stock security into which shares of the Series B Non-Voting Preferred Stock are convertible are convertible as described in Section VIII of Part I of this Addendum), have no voting rights.

B. Voting Stock

(i) Voting Rights Generally.

(1) Class A Common Stock. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided*, *however*, that, except as otherwise required by the DGCL or other applicable law, holders of Class A Common Stock, as such, are not entitled to vote on any amendment to the Existing Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Existing Certificate of Incorporation or pursuant to the DGCL.

(2) Series A Preferred Stock. Each holder of Series A Preferred Stock is entitled to one vote for each share of Class A Common Stock into which such share of Preferred Stock could be converted. Fractional votes are not permitted, and any fractional voting rights available on an as-converted to Class A Common Stock basis will be rounded to the nearest whole number (with one-half being rounded upward). Except as set forth in the Existing Certificate of Incorporation or as otherwise required by the DGCL or other applicable law which cannot be superseded by the provisions of the Existing Certificate of Incorporation, holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Class A Common Stock.

(ii) No Cumulative Voting. The Company has not provided for cumulative voting for the election of directors.

(iii) Composition of Board of Directors. There are agreements in place for the holders of voting stock of the Company to vote such stock to achieve a particular structure of the Company's Board of Directors. These agreements are set forth in Section C(2) of Article IV of the Existing Certificate of Incorporation and in Section 3.2 of the Existing Stockholder Agreement. These agreements remain in effect for so long as the total number of shares of Series A Preferred Stock that are issued and outstanding represent at least 10.0% (reduced, in connection with the authorization of the Series CF Non-Voting Preferred Stock, from 15.0%) of the capital stock of the Company calculated on a fully-diluted basis. The agreements pertaining to the structure of the Board of Directors are:

(1) The size of the Board is fixed at five (5) directors.

(2) The holders of the Company's Series A Preferred Stock, exclusively and as a separate class, are entitled to elect one director of the Company (the "***Series A Director***"), and to remove and fill vacancies in the Series A Director seat. The individual to serve as the Series A Director from time to time is designated and elected by the holders of a majority of the outstanding shares of Series A Preferred Stock (voting together separately as a single class).

(3)   The holders of the Company's Class A Common Stock, exclusively and as a separate class, are entitled to elect three directors of the Company (the "***Class A Common Directors***"), and to remove and fill vacancies in the Class A Common Director seats. The Founder has the right to designate the individuals to serve in two of the Class A Common Director seats, and the holders of a majority of the outstanding shares of Class A Common Stock (voting together separately as a single class), have the right to designate the individual to serve in the third Class A Common Director seat.

(4)   The holders of the shares of Class A Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and voting together as a single class, are entitled to elect the balance of the total number of directors of the Company. Pursuant to the Existing Stockholder Agreement, the individual to serve as the fifth director is designated by agreement of the remaining directors.

(iv)   Series A Voting Protective Provisions. As part of the Series A Preferred Stock financing, the Series A Investors were granted certain special voting rights, which give the holders of the Series A Preferred Stock the right to approve, as a separate class, the matters set forth below. These special voting rights are set forth in Section C(2)(a)(iii) of the Existing Certificate of Incorporation. These special voting rights grant the holders of the Series A Preferred Stock the ability to influence or block certain material decisions affecting the Company, including a future sale of the Company. These special voting rights remain in effect for so long as at least 1,010,925 shares of Series A Preferred Stock remain outstanding (which is equivalent to approximately 50% of the shares of Series A Preferred Stock that are issued and outstanding as of the date of this Form C/A). Such share number takes into account and has been adjusted for the Stock Reclassification but is subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. These special voting rights apply to:

(1)   Any amendment, alteration or repeal of any provision of the Company's certificate of incorporation that adversely affects any of the rights, privileges, or preferences of the Series A Preferred Stock or any merger, consolidation or recapitalization that adversely affects any of the rights, privileges, or preferences of the Series A Preferred Stock;

(2)   Any alteration or change relating to the preferences or privileges of the Series A Preferred Stock;

(3)   Any Deemed Liquidation Event to which the Company or any subsidiary of the Company is a party (including any agreement by the Company or any subsidiary with respect to a Deemed Liquidation Event); and

(4)   Any dissolution, liquidation or winding up of the Company, or any consent of the Company to any of the foregoing.

(v) Separate Class Votes Pursuant to the DGCL. The DGCL provides that the holders of a class or series of capital stock of a Delaware corporation have the right to vote separately as a single class in certain circumstances. Section 242(b)(2) of the DGCL could require the holders of any of the outstanding shares of the Class A Common Stock or Series A Preferred Stock to vote separately as a single class in the following circumstances:

(1)   If the Company amended its certificate of incorporation to increase or decrease the aggregate number of authorized shares of such class, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

(2)   If the Company amended its certificate of incorporation to increase or decrease the par value of the shares of a class of stock, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

(3)   If the Company amended its certificate of incorporation in a manner that altered or changed the powers, preferences, or special rights of the shares of a class of stock so as to affect them adversely, then

the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

C. Non-Voting Stock

(i) Limited Voting Rights of the Class B Non-Voting Common Stock. The Class B Non-Voting Common Stock is the Common Stock into which the Series CF Preferred Shares issued in this Offering are convertible, as further described Section VIII of this Part I of this Addendum. Pursuant to the Existing Certificate of Incorporation (*see* Section B(2)(b) of Article IV of the Existing Certificate of Incorporation), the voting rights of the holders of Class B Non-Voting Common Stock are limited to the following:

(1) The holders of Class B Non-Voting Common Stock have the right to vote as a separate class on a Liquidation Event, or any recapitalization or reorganization, in each case in which shares of Class B Non-Voting Common Stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of Class A Common Stock or would otherwise be treated differently from shares of Class A Common Stock in connection with such transaction, *provided that,* shares of Class B Non-Voting Common Stock may, without any consent or vote of the holders of Class B Non-Voting Common Stock, receive or be exchanged for non-voting Company Securities which are otherwise identical on a per share basis in amount and form to the voting Company Securities received with respect to or exchanged for the Class A Common Stock so long as all other consideration is identical to that received by the Class A Common Stock on a per share basis.

(2) The holders of Class B Non-Voting Common Stock have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided that,* as permitted by the provisions of Section 242(b)(2) of the DGCL, the Existing Certificate of Incorporation contains provisions to eliminate the right of the holders of shares of Class B Non-Voting Common Stock to vote separately as a single class if the number of authorized shares of the Class B Non-Voting Common Stock is increased or decreased.

(3) The holders of Class B Non-Voting Common Stock have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subparagraphs (1) or (2) above), and which cannot be superseded by the provisions of the Existing Certificate of Incorporation.

As to the limited voting rights described above, the holders of the Class B Non-Voting Common Stock are entitled to one vote for each share of Class B Non-Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

(ii) Limited Voting Rights of the Series B Non-Voting Preferred Stock. Pursuant to the Existing Certificate of Incorporation (*see* Section C(2)(b) of Article IV of the Existing Certificate of Incorporation), the voting rights of the holders of Series B Non-Voting Preferred Stock are limited to the following:

(1) The holders of Series B Non-Voting Preferred Stock have such voting rights as are provided to the holders of the Series B Non-Voting Preferred Stock (consenting or voting together separately as a single class) pursuant to section C(4)(c)(vii) (*No Adjustment of Series B Conversion Price*) of Article IV of the Existing Certificate of Incorporation. Such Section C(4)(c)(vii) addresses waivers of the price-based anti-dilution protection for the Series B Non-Voting Preferred Stock, which waivers can be approved (on behalf of all holders of Series B Non-Voting Preferred Stock) by the holders of a majority of the then outstanding shares of Series B Non-Voting Preferred Stock (voting separately as a single class).

(2) The holders of Series B Non-Voting Preferred Stock have such voting rights as are provided to the holders of the A/B Preferred Stock, as defined above in Section I of this Part 1 of this Addendum (consenting or voting together as a single class and not as separate series) pursuant to section C(3)(d) (*Deemed Liquidation Event*) and section C(4)(b)(i) (*Automatic Conversion)* of Article IV of the Existing Certificate of Incorporation. Such Section C(3)(d) permits the Requisite A/B Preferred Holders (as defined above in this Part I of this Addendum) to agree with the Company that an event otherwise qualifying as a

Deemed Liquidation Event will not be treated as a Deemed Liquidation Event, thereby resulting in a waiver of the negotiated liquidation preferences contained in the Existing Certificate of Incorporation for all of the Preferred Stock (which includes not only the Company's Series A Preferred Stock and Series B Non-Voting Preferred Stock, but also the Company's Series CF Non-Voting Preferred Stock – which is the security being offered, sold and/or issued, as the case may be, in this Offering).   Such Section C(4)(b)(i) entitles the Requisite A/B Preferred Holders to approve and effect the automatic conversion of all outstanding shares of all of the Preferred Stock (which includes not only the Company's Series A Preferred Stock and Series B Non-Voting Preferred Stock, but also the Company's Series CF Non-Voting Preferred Stock – which is the security being offered, sold and/or issued, as the case may be, in this Offering) into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred Stock and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred Stock or Series CF Non-Voting Preferred Stock), based on the then-effective conversion rate (and such shares of Preferred Stock may not be reissued by the Company) at any time.

(3)   The holders of Series B Non-Voting Preferred Stock have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; _provided that,_ as permitted by the provisions of Section 242(b)(2) of the DGCL, the Existing Certificate of Incorporation contains provisions to eliminate the right of the holders of shares of Series B Non-Voting Preferred Stock to vote separately as a single class if the number of authorized shares of the Series B Non-Voting Preferred Stock is increased or decreased.

(4)   The holders of Series B Non-Voting Preferred Stock have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subparagraphs (1), (2) or (3) above), and which cannot be superseded by the provisions of the Existing Certificate of Incorporation.

As to the limited voting rights described above, other than the voting rights described above in subparagraph (2), the holders of the Series B Non-Voting Preferred are entitled to one vote for each share of Series B Non-Voting Preferred held at all meetings of stockholders (and written actions in lieu of meetings).   As to the limited voting rights described above in subparagraph (2), each holder of Series B Non-Voting Preferred Stock is entitled to one vote for each share of Class B Non-Voting Common Stock into which such share of Preferred Stock could be converted. Fractional votes are not permitted, and any fractional voting rights available on an as-converted to Class B Non-Voting Common Stock basis will be rounded to the nearest whole number (with one-half being rounded upward).

(iii) Limited Voting Rights of the Series CF Non-Voting Preferred Stock. The Series CF Non-Voting Preferred Stock is the security being offered, sold and/or issued, as the case may be, in this Offering.   Pursuant to the Existing Certificate of Incorporation (_see_ Section C(2)(c) of Article IV of the Existing Certificate of Incorporation), the voting rights of the holders of Series CF Non-Voting Preferred Stock are limited to the following:

(1)   The holders of Series CF Non-Voting Preferred Stock have such voting rights as are provided to the holders of the Series CF Non-Voting Preferred Stock (consenting or voting together separately as a single class) pursuant to section C(4)(c)(viii) (_No Adjustment of Series CF Conversion Price_) of Article IV of the Existing Certificate of Incorporation.   Such Section C(4)(c)(viii) addresses waivers of the price-based anti-dilution protection for the Series CF Non-Voting Preferred Stock, which waivers can be approved (on behalf of all holders of Series CF Non-Voting Preferred Stock) by the holders of a majority of the then outstanding shares of Series CF Non-Voting Preferred Stock (voting separately as a single class).

(2)   The holders of Series CF Non-Voting Preferred Stock have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; _provided that,_ as permitted by the provisions of Section 242(b)(2) of the DGCL, the Existing Certificate of Incorporation contains provisions to eliminate the right of the holders of shares of Series CF Non-Voting Preferred Stock to vote separately as a single class if the number of authorized shares of the Series CF Non-Voting Preferred Stock is increased or decreased.

(3) The holders of Series CF Non-Voting Preferred Stock have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subparagraphs (1) or (2) above), and which cannot be superseded by the provisions of the Existing Certificate of Incorporation.

As to the limited voting rights described above, the holders of the Series CF Non-Voting Preferred are entitled to one vote for each share of Series CF Non-Voting Preferred held at all meetings of stockholders (and written actions in lieu of meetings).

(iv) Separate Class Votes Pursuant to the DGCL. The DGCL provides that the holders of a class or series of capital stock of a Delaware corporation have the right to vote separately as a single class in certain circumstances:

Section 242(b)(2) of the DGCL could require the holders of any of the outstanding shares of the Class B Non-Voting Common Stock, Series B Non-Voting Preferred Stock or Series CF Non-Voting Preferred Stock to vote separately as a single class in the following circumstances:

(1) If the Company amended its certificate of incorporation to increase or decrease the par value of the shares of a class of stock, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

(2) If the Company amended its certificate of incorporation in a manner that altered or changed the powers, preferences, or special rights of the shares of a class of stock so as to affect them adversely, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

As permitted by Section 242(b)(2) of the DGCL and as set forth in the Existing Certificate of Incorporation:

(1) The holders of shares of Class B Non-Voting Common Stock do not have the right to vote separately as a single class if the number of authorized shares of the Class B Non-Voting Common Stock is increased or decreased. Rather, the number of authorized shares of Class B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by the Company's Board of Directors and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Company and all other outstanding shares of stock of the Company entitled to vote thereon.

(2) The holders of shares of Series B Non-Voting Preferred Stock do not have the right to vote separately as a single class if the number of authorized shares of the Series B Non-Voting Preferred Stock is increased or decreased. Rather, the number of authorized shares of Series B Non-Voting Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by the Company's Board of Directors and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Company and all other outstanding shares of stock of the Company entitled to vote thereon.

(3) The holders of shares of Series CF Non-Voting Preferred Stock do not have the right to vote separately as a single class if the number of authorized shares of the Series CF Non-Voting Preferred Stock is increased or decreased. Rather, the number of authorized shares of Series CF Non-Voting Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by the Company's Board of Directors and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Company and all other outstanding shares of stock of the Company entitled to vote thereon.

V. NO PRE-EMPTIVE RIGHTS OR SIMILAR RIGHTS

The Company's stockholders do not have pre-emptive rights or similar rights, which will cause them to experience dilution if the Company issues additional securities. For the holders of the Company's Preferred Stock, the magnitude of the dilution will depend upon whether the price-based anti-dilution for the Preferred Stock is triggered. *See also* the "*Dilution*" section of this Form C/A.

VI. DIVIDENDS AND DIVIDEND POLICY

A. Common Stock - Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock, the holders of the Class A Common Stock and Class B Non-Voting Common Stock will be entitled to share equally, on a per share basis, in any dividends that the Company's Board of Directors may determine to issue from time to time; *provided* that (i) in the case of dividends or distributions payable in shares of Common Stock, or options, warrants or rights to acquire shares of such Common Stock, or securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid and (ii) if such dividends or distributions consist of other voting securities of the Company, the Company shall make available to each holder of Class B Non-Voting Common Stock dividends or distributions consisting of non-voting securities of the Company which are otherwise identical to the voting securities.

B. Preferred Stock –

(i) **Special Revenue Share Dividend, Reclamation Line of Business – Series CF Non-Voting Preferred Shares.** Pursuant to the Existing Certificate of Incorporation (*see* Section C(1)(a) of Article IV of the Existing Certificate of Incorporation), a special dividend entitlement applies to issued shares of the Series CF Non-Voting Preferred Stock (whether issued in this Offering or any future crowdfunding campaign) and no other shares or securities of the Company. The rights and terms of this special dividend (hereinafter referred to as the "***Series CF Preferred Special Dividend(s)***") are summarized in the separate Addendum 3 to this Exhibit A of this Form C/A.

(ii) **Other Dividends.** (*See* Section C(1)(b) of Article IV of the Existing Certificate of Incorporation.) As used herein, "***Other Dividends***" means dividends or other distributions on shares of any class or series of capital stock of the Company, other than, if and as applicable, (A) dividends on shares of Common Stock payable in shares of Common Stock and (B) the Series CF Preferred Special Dividends. Other Dividends will be paid on the shares of the Series CF Non-Voting Preferred Stock, the shares of the Series B Non-Voting Preferred Stock, and the shares of the Series A Preferred Stock on an as-converted basis when, as, and if paid on the Common Stock of the Company. Other Dividends are payable only when, as and if declared by the Company's Board of Directors. All Other Dividends declared, paid or set aside on the shares of the Preferred Stock (which includes the Series CF Non-Voting Preferred Stock, the Series B Non-Voting Preferred Stock, and the Series A Preferred Stock) shall be declared, paid or set aside among such shares of Preferred Stock on a *pari passu* basis. If any Other Dividends to be declared, paid or set aside on shares of the Series CF Non-Voting Preferred Stock or the Series B Non-Voting Preferred Stock consist of voting Company Securities, the Company shall make available to each holder of Series CF Non-Voting Preferred Stock and/or Series B Non-Voting Preferred Stock, as applicable, dividends consisting of non-voting Company Securities which are otherwise identical to the voting Company Securities.

Additional Provision Related to the Series CF Preferred Special Dividends. Further, until all Accrued Reclamation Dividends are paid in full or any earlier termination of the Reclamation Dividend rights in accordance with Section C (1)(a) of Article IV of the Existing Certificate of Incorporation (as summarized in such Addendum 3), (x) no Other Dividends will be declared, paid or set aside during any period that Dividend Restrictions with respect to Accrued Reclamation Dividends exist and (y) Reclamation Revenues shall not be a source of revenues/income for Other Dividends. The terms "Accrued Reclamations Dividends," "Reclamation Dividends," and "Dividend Restrictions," have the meanings given to such terms in the separate Addendum 3 to this Exhibit A of this Form C/A.

C. Dividend Policy – Historically, the Company has never declared or paid any dividends on its capital stock. With the exception of Series CF Preferred Special Dividends referred to above in subsection VI(B)(i) of this Part I of this Addendum and further described in the separate Addendum 3 to this Exhibit A of this Form C/A (it being noted that Series CF Preferred Special Dividends are not guaranteed and the calculation, declaration and payment of Series CF Preferred Special Dividends is subject to the terms and provisions of the Existing Certificate of Incorporation, as summarized in such Addendum 3): (i) the Company does not currently intend to declare or pay any dividends on any of its capital stock; (ii) for the foreseeable future, the Company intends to retain excess future earnings, if any, to support development and growth of its business; and (iii) any future determination to declare and pay dividends will be at the discretion of the Company's Board of Directors and will be dependent on the Company's financial condition, results of operations, cash requirements, plans for expansion, legal limitations, contractual restrictions and other factors deemed relevant by the Company's Board of Directors.

VII. LIQUIDATION RIGHTS / LIQUIDATION WATERFALL FOR A LIQUIDATION EVENT

Refer to Section I of this Part 1 of this Addendum for the definitions of "Liquidation Event" and "Deemed Liquidation Event."

It is noted that the Requisite A/B Preferred Holders (as defined in Section I of this Part I of this Addendum) are the only stockholders of the Company with the right to determine whether an asset sale, sale by merger, or other event described in the definition of "Deemed Liquidation Event" will or will not be treated as a "Deemed Liquidation Event" and "Liquidation Event" for purposes of the Existing Certificate of Incorporation, including triggering application of the liquidation waterfall below. Neither the holders of the Series CF Non-Voting Preferred Stock (which is the security being offered, sold and/or issued, as the case may be, in this Offering) nor any holders of the Company's Common Stock are entitled to participate in such determination. The Class B Non-Voting Common Stock is the security into which the Series CF Non-Voting Preferred Stock is convertible as described in Section VIII of Part I of this Addendum.

A. **Common Stock -** Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock, in the event of any Liquidation Event, the holders of Class A Common Stock and Class B Non-Voting Common Stock shall be entitled to share equally, on a per share basis, all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

B. **Preferred Stock -** In the event of any Liquidation Event, the proceeds available for distribution to the Company's stockholders (the "***Available Proceeds***") shall be paid as follows:

First, pay unpaid Accrued Reclamation Dividends (as defined in the separate Addendum 3 to this Exhibit A of this Form C/A), if and the extent this first tier of the liquidation waterfall applies. This first tier of the liquidation waterfall applies if a Liquidation Event occurs and there are unpaid Accrued Reclamation Dividends (as defined in such Addendum 3) outstanding immediately prior to such Liquidation Event, including with respect to any final Reclamation Dividends Period as determined pursuant to (and defined in) Section C(1)(a)(ii)(F)(II) of the Existing Certificate of Incorporation (as summarized in Section II(F)(II) of such Addendum 3) (collectively, the "***Specified Dividends***" and the holders entitled to payment of the Specified Dividends at such time, each an "***Applicable Holder***" and collectively, the "***Applicable Holders***"). In such case, the Applicable Holders shall be entitled to first payment of the Specified Dividends from the Available Proceeds. If upon any such Liquidation Event the Available Proceeds shall be insufficient to pay the Applicable Holders the full amount of the Specified Dividends: (x) the Specified Dividends will be sub-divided by each applicable Reclamation Dividends Period (as defined in the separate Addendum 3 to this Exhibit A of this Form C/A) relating to the Specified Dividends; (y) as between or among the applicable Reclamation Dividends Period(s), priority is based on chronological order of such Reclamation Dividends Period(s) with the first/earliest Reclamation Dividends Period having the highest priority; and (z) for any amounts paid under this first tier as to a particular Reclamation Dividends Period, such amounts will be shared ratably among the Applicable Holders entitled to the Specified Dividends with respect to that particular Reclamation Dividends Period.

Second, pay 1.0 times the Series B Original Issue Price (as defined below) plus all declared but unpaid Other Dividends, as defined above in subsection VI(B)(ii) of this Part I of this Addendum (if any) on each share of Series B Non-Voting Preferred Stock. If upon any such Liquidation Event, the Available Proceeds shall be insufficient to pay the holders of shares of Series B Non-Voting Preferred Stock the full amount to which they shall be entitled under this tier, the holders of shares of Series B Non-Voting Preferred Stock shall share ratably in any distribution of Available Proceeds in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Third, pay 1.0 times the Series A Original Issue Price (as defined below) plus all declared but unpaid Other Dividends, as defined above in subsection VI(B)(ii) of this Part I of this Addendum (if any) on each share of Series A Preferred Stock. If upon any such Liquidation Event, the Available Proceeds shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this tier, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of Available Proceeds in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Fourth, pay 1.0 times the Series CF Original Issue Price (as defined below) plus all declared but unpaid Other Dividends, as defined above in subsection VI(B)(ii) of this Part I of this Addendum (if any) on each share of Series CF Non-Voting Preferred Stock. If upon any such Liquidation Event, the Available Proceeds shall be insufficient to pay the holders of shares of Series CF Non-Voting Preferred Stock the full amount to which they shall be entitled under this tier, the holders of shares of Series CF Non-Voting Preferred Stock shall share ratably in any distribution of Available Proceeds in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Fifth, the balance of any proceeds shall be distributed exclusively the holders of Common Stock on a pro rata basis.

The "**Series B Original Issue Price**" means the original purchase price per share of the Series B Non-Voting Preferred Stock, which is $1.25 per share, subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Non-Voting Preferred Stock.

The "**Series A Original Issue Price**" means the original purchase price per share of the Series A Preferred Stock, which is currently $0.749512 per share (after adjustment for the Stock Reclassification), subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

The "**Series CF Original Issue Price**" means the original purchase price per share of the Series CF Non-Voting Preferred Stock, which is $2.50 per share, subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series CFNon-Voting Preferred Stock.

SPECIAL DEEMED CONVERSION PROVISION - Deemed conversion of Preferred Stock to Common Stock if a deemed conversion increases the liquidation preference amount payable upon a Liquidation Event pursuant to the second, third and/or fourth tier of the liquidation waterfall described above. Notwithstanding the foregoing liquidation preferences and liquidation waterfall, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event pursuant to the second, third and/or fourth tier of the liquidation waterfall described above, as applicable, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of Preferred Stock into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred Stock and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred Stock or shares of Series CF Non-Voting Preferred Stock, as applicable) immediately prior to such Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder pursuant to the second, third and/or fourth tier of the liquidation waterfall described above, as applicable, if such holder did not convert such shares of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to these deemed conversion provisions, then such holder shall not be entitled to receive any distribution pursuant to the second, third and/or fourth tier of the liquidation waterfall described above, as applicable, that would otherwise be made to holders of Preferred Stock that have not converted (or been deemed to have converted) into shares of Common Stock. A deemed conversion does not affect the first tier of the liquidation waterfall or the payment of any Specified Dividends to the relevant Applicable Holders pursuant to such first tier of the liquidation waterfall.

NON-PARTICIPATING LIQUIDATION PREFERENCES. The liquidation preferences of the Preferred Stock are "non-participating." This means that each holder of Preferred Stock will receive <u>either</u> (1) the applicable Preferred Stock liquidation preference described in the second, third and fourth tiers of the liquidation waterfall described above, <u>or</u> (2) such holder's *pro rata* share of the proceeds on an as-converted to Common Stock basis, <u>whichever is greater</u>; but not both.

VIII. CONVERSION

A. **Common Stock -** Shares of the Company's Class A Common Stock and Class B Non-Voting Common Stock are not convertible into any other shares of the Company's capital stock.

B. **Preferred Stock**.

    (i) *Voluntary Conversion (Optional Conversion).* (*See* Section C(4)(a) of Article IV of the Existing Certificate of Incorporation.) Each share of Preferred Stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred Stock and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred Stock or Series CF Non-Voting Preferred Stock), as is determined by dividing the original issue price of the Preferred Stock by the conversion price in effect at the time of conversion for such Preferred Stock, subject to adjustments for stock dividends, splits, combinations and similar events as provided in the Existing Certificate of Incorporation. As of the date of this Form C/A, the conversion price for each of the Series CF Non-Voting Preferred Stock, the Series B Non-Voting Preferred Stock and the Series A Preferred Stock is equal to the original issue price of each such series of Preferred Stock, resulting in a conversion rate of 1:1.

    Additional Provision Related to the Series CF Preferred Special Dividends. A voluntary conversion (optional conversion) of the Series CF Non-Voting Preferred Stock does <u>not</u> accelerate rights or obligations associated with, or grant any priority with respect to the payment of, unpaid Accrued Reclamation Dividends (as defined in the separate Addendum 3 to this Exhibit A of this Form C/A) to which a holder remains entitled at time of the conversion. The relevant unpaid Accrued Reclamation Dividends remain payable only at the times and in the amounts as originally payable in accordance with the applicable provisions of Section C(1)(a) of Article IV of the Existing Certificate of Incorporation (as summarized in such Addendum 3) prior to the time of conversion.

    (ii) *Automatic Conversion.* (*See* Section C(4)(b) of Article IV of the Existing Certificate of Incorporation.) Each share of Preferred Stock shall automatically be converted into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred Stock and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred Stock or Series CF Non-Voting Preferred Stock), based on the then-effective conversion rate (and such shares of Preferred Stock may not be reissued by the Company) at any time upon the earlier of (a) the written consent or affirmative vote of the Requisite A/B Preferred Holders (as defined in Section I of this Part I of this Addendum), or (b) immediately upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company in which (1) the per share price is at least $3.50 (as adjusted for stock splits, dividends, recapitalizations after 25 October, 2022 (the date the Existing Certificate of Incorporation was filed with the Delaware Secretary of State); such $3.50 per share price already takes into account and has been adjusted for the Stock Reclassification), and (2) the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $25,000,000.

It is noted that, as to any automatic conversion of all of the Preferred Stock (including the Series CF Non-Voting Preferred Stock, which is the security being offered, sold and/or issued, as the case may be, in this Offering) to occur by vote or consent of Company stockholders, the Requisite A/B Preferred Holders (as defined in Section I of this Part I of this Addendum) are the only stockholders of the Company with the right to elect an automatic conversion. The holders of the Series CF Non-Voting Preferred (which is the security being offered, sold and/or issued, as the case may be, in this Offering) are not entitled to participate in such election.

Additional Provision Related to the Series CF Preferred Special Dividends. Any unpaid Accrued Reclamation Dividends (as defined in the separate Addendum 3 to this Exhibit A of this Form C/A) outstanding immediately prior to an automatic conversion of the Preferred Stock, including with respect to any final Reclamation Dividends Period for the automatic conversion as determined pursuant to Section C(1)(a)(ii)(F)(II) of Article of Article IV of the Existing Certificate of Incorporation (as summarized in Section II(F) of such Addendum 3), shall be paid in cash to the holders entitled thereto by the Company as soon as practicable after the effectiveness of the automatic conversion

IX. PRICE-BASED ANTI-DILUTION PROTECTION

A. Common Stock - The Common Stock does not have price-based anti-dilution protection.

B. Preferred Stock

Each of the Series A Preferred Stock, the Series B Non-Voting Preferred Stock and the Series CF Non-Voting Preferred Stock will receive broad-based weighted average anti-dilution protection if the Company issues (or is deemed to issue) Common Stock, Options (as defined below) or Convertible Securities (as defined below) after 25 October, 2022 (the date the Existing Certificate of Incorporation was filed with the Delaware Secretary of State) and for consideration less than the original issue price for the Series A Preferred Stock, the Series B Non-Voting Preferred Stock or the Series CF Non-Voting Preferred Stock, respectively. If the anti-dilution protection for the Series A Preferred Stock, the Series B Non-Voting Preferred Stock and/or the Series CF Non-Voting Preferred Stock, as the case may be, is triggered, the applicable conversion price then in effect will be subject to a broad-based weighted-average adjustment to reduce dilution. (*See* Section C(4)(c) of the Existing Certificate of Incorporation.)

As used herein: (i) "*Convertible Securities*" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options; and (ii) "*Option*" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

Price-based anti-dilution adjustments are not applicable to issuances or deemed issuances of "Exempted Securities," as defined in Section C(4)(c)(i) of Article IV of the Existing Certificate of Incorporation, which include:

1) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on any shares of Preferred Stock or concurrently with or in connection with the issuance of any shares of Preferred Stock;

2) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Sections C(4)(d) (*Adjustment for Stock Splits and Combinations*), C(4)(e) (*Adjustment for Certain Dividends and Distributions*), C(4)(f) (*Adjustment for Other Dividends and Distributions*) or C(4)(g) (*Adjustment for Merger or Reorganization, etc.*) of Article IV of the Existing Certificate of Incorporation;

3) shares of Common Stock, Options or Convertible Securities issued to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors;

4) shares of Common Stock actually issued upon the exercise of warrants that were outstanding as of 25 October, 2022, the date the Existing Certificate of Incorporation was filed with the Delaware Secretary of State;

5) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities (including Preferred Stock), in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

6) shares of Common Stock, Options or Convertible Securities issued (a) pursuant to the acquisition of another corporation by the Company by merger, consolidation, purchase of substantially all of the assets or similar business combination, (b) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Company's Board of Directors or (c) to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Company's Board of Directors.

X. NO REDEMPTION RIGHTS

There are no redemption or sinking fund provisions applicable to (1) the Series CF Preferred Shares being offered, sold and/or issued, as the case may be, in this crowdfunding campaign, (2) the shares of Class B Non-Voting Common Stock into which such Series CF Preferred Shares are convertible as described Section VIII of this Part I of this Addendum, or (3) any other securities of the Company.

XI. NO REGISTRATION RIGHTS

None of the stockholders of the Company have registration rights with respect to any securities of the Company, and the Current Crowdfunding Offering Investors will not acquire any such rights as part of this Offering.

The Company's securities, including the shares of Series CF Non-Voting Preferred Stock being offered, sold and/or issued, as the case may be, in this crowdfunding campaign, and the shares of Class B Non-Voting Common Stock into which such shares of Series CF Non-Voting Preferred Stock are convertible as described Section VIII of this Part I of this Addendum, have not been, nor will be, registered under the Securities Act of 1933, as amended, or under any state securities laws, and the Company is under no obligation to register any of its securities.

XII. INFORMATION AND INSPECTION RIGHTS

A. Common Stock - The holders of the Company's Common Stock do not have information or inspection rights beyond what is provided to stockholders under the DGCL and subject to information provided pursuant to the financial reporting requirements of Regulation Crowdfunding, so long as the Company is and remains subject to such requirements.

B. Series A Preferred Stock - The holders of the Company's Series A Preferred Stock have expanded information and inspection rights as provided in Section 6 of the Stockholder Agreement.

C. Series B Non-Voting Preferred Stock - The holders of the Company's Series B Non-Voting Preferred Stock have expanded information and inspection rights as provided in Section 7 of the Stockholder Agreement.

D. Series CF Non-Voting Preferred Stock - The holders of the Company's Series CF Non-Voting Preferred Stock do not have information or inspection rights beyond what is provided to stockholders under the DGCL and subject to information provided pursuant to the financial reporting requirements of Regulation Crowdfunding, so long as the Company is and remains subject to such requirements.

See also Part III of this Addendum ("*Stockholder Agreement*"; pp. 23-30 of this Addendum).

XIII. WAIVER OF THE PREFERRED STOCK RIGHTS AND PREFERENCES SET FORTH IN THE EXISTING CERTIFICATE OF INCORPORATION - MAJORITY VOTE EFFECTS WAIVER

(*See* Section C(5) of Article IV of the Existing Certificate of Incorporation.)

A. Series A Preferred Stock

Any of the rights, powers, privileges, preferences and other terms of the Series A Preferred Stock set forth in the Existing Certificate of Incorporation (whether applicable to the Series A Preferred Stock as a separate series or as part of the Preferred Stock as a single class) may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series A Preferred Stock then outstanding (voting together separately as a single class, and on an as-converted basis).

B. Series B Non-Voting Preferred Stock

Any of the rights, powers, privileges, preferences and other terms of the Series B Non-Voting Preferred Stock set forth in the Existing Certificate of Incorporation (whether applicable to the Series B Non-Voting Preferred Stock as a separate series or as part of either the A/B Preferred Stock as a single class or the Preferred Stock as a single class, if and to the extent otherwise applicable) may be waived on behalf of all holders of Series B Non-Voting Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series B Non-Voting Preferred Stock then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis). For clarity, this waiver provision does not expand the voting rights of the holders of Series B Non-Voting Preferred Stock, which voting rights are limited as provided in Section C(2)(b) of Article IV of the Existing Certificate of Incorporation.

C. Series A/B Preferred Stock

Any of the rights, powers, privileges, preferences and other terms of the A/B Preferred Stock set forth in the Existing Certificate of Incorporation may be waived on behalf of all holders of A/B Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of A/B Preferred Stock then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis) (provided that, for so long as any shares of Series A Preferred remain outstanding, such majority of the outstanding shares of A/B Preferred Stock shall include the holders of at least 20% of the outstanding shares of Series A Preferred). For clarity, this waiver provision does not expand the voting rights of the holders of Series B Non-Voting Preferred Stock, which voting rights are limited as provided in Section C(2)(b) of Article IV of the Existing Certificate of Incorporation.

D. Series CF Non-Voting Preferred Stock

Any of the rights, powers, privileges, preferences and other terms of the Series CF Non-Voting Preferred Stock set forth in the Existing Certificate of Incorporation (whether applicable to the Series CF Non-Voting Preferred Stock as a separate series or as part of the Preferred Stock as a single class) may be waived on behalf of all holders of Series CF Non-Voting Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series CF Non-Voting Preferred Stock then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis). For clarity, this waiver provision does not expand the voting rights of the holders of Series CF Non-Voting Preferred Stock, which voting rights are limited as provided in Section C(2)(b) of Article IV of the Existing Certificate of Incorporation.

XIV. TRANSFER AGENT AND REGISTRAR

Prior to the May 2020 launch of the Initial Crowdfunding Offering, the Company acted as its own transfer agent and registrar. In connection with such launch of the Initial Crowdfunding Offering, the Company retained, and continues to retain as of the date of this Form C/A, the services of Colonial Stock Transfer Company, Inc. to act as the Company's transfer agent and registrar for the Company's capital stock, including the shares of Series CF Non-Voting Preferred Stock being offered, sold and/or issued, as the case may be, in this crowdfunding campaign, and the shares of Class B Non-Voting Common Stock into which such shares of Series CF Non-Voting Preferred Stock are convertible as described Section VIII of this Part I of this Addendum. Colonial Stock Transfer Company, Inc. is registered as a transfer agent with the U.S. Securities and Exchange Commission.

XV. RESTRICTIONS ON TRANSFERABILITY

The shares of Series CF Non-Voting Preferred Stock being offered, sold and/or issued, as the case may be, in this crowdfunding campaign, the shares of Class B Non-Voting Common Stock into which such shares of Series CF Non-Voting Preferred Stock are convertible as described Section VIII of this Part I of this Addendum, and all other securities of the Company, are subject to substantial legal and contractual restrictions on transfer, including restrictions on resale. For additional information on the transfer restrictions applicable to the Series CF Preferred Shares being offered, sold and/or issued, as the case may be, in this Offering, and the shares of Class B Non-Voting Common Stock into which such Series CF Preferred Shares are convertible as described Section VIII of this Part I of this Addendum, see the risk factors contained in this Form C/A and next Parts II ("*Transfer Restrictions*"; p. 22 of this Addendum) and III ("*Stockholder Agreement*"; pp. 23-30 of this Addendum).

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PART II - TRANSFER RESTRICTIONS

Certain terms used in this Part II, including but not limited to **"Class B Non-Voting Common Stock," "Current Crowdfunding Investors"** *and* **"Series CF Preferred Shares,"** *are defined on p. 1 of this Addendum or in Part I, Section I of this Addendum* ("Description of Capital Stock; Certain Definitions; pp. 1-5 of this Addendum).

For purposes of this Part II, the term **"Applicable Crowdfunding Securities"** *means, collectively, the Series CF Preferred Shares and the shares of the Class B Non-Voting Common Stock issuable upon conversion of the Series CF Preferred Shares as described in Section VIII of Part I of this Addendum.*

Restrictions under Securities Laws. The Applicable Crowdfunding Securities are being offered and sold without registration under the Securities Act of 1933, as amended (the "***Securities Act***"), by reason of the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(6) thereof and Regulation Crowdfunding ("***Regulation CF***") promulgated thereunder, and exemptions from registration or qualification under the securities laws of the states or other jurisdictions in which such Applicable Crowdfunding Securities may be offered or sold. We are under no obligation to register any of the Applicable Crowdfunding Securities, now or in the future. Because the Applicable Crowdfunding Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Applicable Crowdfunding Securities have transfer restrictions under applicable securities laws and cannot be resold in the United States except pursuant to (i) exemptions provided by Rule 501 of Regulation Crowdfunding (U.S. federal securities law exemption) and (ii) applicable securities or "blue sky" laws in the state of residence of the seller or in the state or other jurisdiction where sales/transfers are being effected.

As to Regulation CF, any Applicable Crowdfunding Securities sold pursuant to Regulation CF may not be transferred by any purchaser of such Applicable Crowdfunding Securities during the one-year holding period beginning when the Applicable Crowdfunding Securities were issued, unless such Applicable Crowdfunding Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act, 3) as part of an offering registered with the U.S. Securities and Exchange Commission or 4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "***Member of the family***" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Applicable Crowdfunding Securities under applicable securities laws, the Applicable Crowdfunding Securities will remain subject to the contractual restrictions on transfer discussed below. Limitations on the transfer of the Applicable Crowdfunding Securities may adversely affect your ability to find another party willing to purchase them and the price that you might be able to obtain for the Applicable Crowdfunding Securities in a private sale.

Certificate of Incorporation. The Applicable Crowdfunding Securities will be held by the purchaser thereof subject to all of the provisions of the Existing Certificate of Incorporation, and any amendments or supplements thereof, or restatements thereof, and will bear a restrictive legend to that effect. A copy of the Existing Certificate of Incorporation is attached as Exhibit F to this Form C/A.

Bylaws. The Applicable Crowdfunding Securities will be held by the purchaser thereof subject to all of the provisions of the Existing Bylaws, and any amendments or supplements thereof, or restatements thereof, and will bear a restrictive legend to that effect. A copy of the Existing Bylaws are available to prospective investors in this Offering upon request to the Company.

Stockholder Agreement. The Applicable Crowdfunding Securities will be held by the purchaser thereof subject to all of the provisions of the Existing Stockholder Agreement, and any amendments or supplements thereof, or restatements thereof, and will bear a restrictive legend to that effect. The sale, pledge, hypothecation or transfer of the securities of the Company, including the Applicable Crowdfunding Securities, is subject to, and in certain cases prohibited by, the terms and conditions of such stockholder agreement. A copy of the Existing Stockholder Agreement is attached as Exhibit G to the Form C/A. *See* Part III of this Addendum ("*Stockholder Agreement*"; pp. 23-30 of this Addendum).

PART III - STOCKHOLDER AGREEMENT

The following is a summary of certain provisions of the Existing Stockholder Agreement, as in effect on the date of this Form C/A and as it is expected to be in effect at the completion of this Offering (provided, however, that nothing in this Form C/A prevents or limits the Company, with any requisite Board of Director and stockholder approvals, from amending, restating, supplementing or otherwise modifying the Existing Stockholder Agreement in accordance with its terms after the date of this Form C/A). This summary does not purport to be complete and is qualified in its entirety by the provisions of the Existing Stockholder Agreement, a copy of which is attached as Exhibit G to the Form C/A, and to the applicable provisions of Delaware law.

*Certain terms used in this Part II, including but not limited to "**Class B Non-Voting Common Stock**," "**Crowdfunding Investors**," "**Current Crowdfunding Investors**" and "**Series CF Preferred Shares**," are defined on p. 1 of this Addendum or in Part I, Section I of this Addendum ("Description of Capital Stock; Certain Definitions; pp. 1-5 of this Addendum).*

All of the Company's existing stockholders and holders of outstanding warrants are parties to the Existing Stockholder Agreement. As a condition to the issuance of any shares of Series CF Non-Voting Preferred Stock in this Offering, each prospective Current Crowdfunding Offering Investor will be required to become a party to and be bound by the Existing Stockholder Agreement.

Note – Current categories of stockholders for purposes of the Existing Stockholder Agreement: There are currently three categories of stockholders in the Stockholder Agreement. The first category is the Company's founder, IX Power LLC. The second category is a group of stockholders defined as the "Investors"; this group includes, currently, the Seed Round Investors, the Series A Investors and the Series B Investors but does <u>not</u> include the Current Crowdfunding Offering Investors or any other existing or future Crowdfunding Investors (as defined in Section I of Part I of this Addendum). The Current Crowdfunding Offering Investors will join the Stockholder Agreement as stockholders in the third category, which is the group of stockholders defined as "Additional Stockholders." In addition to Crowdfunding Investors (including the Current Crowdfunding Offering Investors), other types of stockholders contemplated to be included in the "Additional Stockholders" group include, without limitation, persons who acquire Company stock in the future through the exercise of equity incentive awards, such as stock options, or for consideration other than cash investment in the Company (for example, among others, vendors, strategic partners, financial institutions or lessors). The rights of stockholders in the "Additional Stockholders" category are more limited than the rights of stockholders in the "Investors" category. Additional persons can be added to these categories, and the categories can be modified, in the future, if the Existing Stockholder Agreement is amended (see paragraph 12 below for the provisions governing amendments of the Existing Stockholder Agreement).

The principal terms of the Existing Stockholder Agreement are:

1) **Voting Agreements – Composition of Board of Directors (Sec. 3.2).** There are agreements in place for the holders of voting stock of the Company to vote such stock to achieve a particular structure of the Company's Board of Directors. These agreements are set forth in Section C(2) of Article IV of the Existing Certificate of Incorporation and in Section 3.2 of the Existing Stockholder Agreement. See the discussion of these voting agreements in subsection IV(B)(iii) of Part I of this Addendum (pp. 9-10 of this Addendum).

   Neither the shares of Series CF Non-Voting Preferred Stock being offered, sold and/or issued, as the case may be, in this Offering, nor the shares of Class B Non-Voting Common Stock into which such shares of Series CF Non-Voting Preferred Stock are convertible as described Section VIII of this Part I of this Addendum, have the right to vote in the election of the Company's directors, and therefore such shares, and the holders thereof (which includes the Current Crowdfunding Offering Investors) are not included in these voting agreements.

2) **Drag-Along Provision (Sec. 3.1).** The Existing Stockholder Agreement contains a drag-along provision binding upon all holders of the Company's capital stock (including options, warrants and convertible securities) (hereinafter in this Part III of this Addendum, "***Company stock***") who are party to the Existing Stockholder Agreement. The drag-along provisions can be triggered in connection with a "Sale of the Company," as defined below, and, if triggered, require all of the Current Crowdfunding Offering Investors and all other holders of the Company's capital stock who are party to the Existing Stockholder Agreement to participate and cooperate with the Company and the "Selling Stockholders" (defined below) to carry out the terms of the Sale of the Company as further described in Section 3.1 of the Existing Stockholder Agreement.

The drag-along provisions may be triggered by election of (i) the holders of a majority of the outstanding shares of voting stock of the Company, currently the Class A Common Stock and the Series A Preferred Stock (voting together as a single class) and (ii) the holders of a majority of the outstanding shares of Class A Common Stock (voting together as a single class) (collectively, the "***Selling Stockholders***"). The additional approval of the Company's Board of Directors is not required except to the extent required by applicable law.

A "***Sale of the Company***" means either: (x) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the then outstanding voting power of the Company; or (y) a Deemed Liquidation Event (as defined in the Company's certificate of incorporation; see also the definitions on p. 2 of this Addendum in Section I (Certain Definitions) of Part I, "*Description of Capital Stock*", of this Addendum.

3) **Contractual Restrictions on Transfer; Right of First Refusal Provisions (Sec. 2.1).** All of the Company's capital stock (including options, warrants and convertible securities) that are held by a stockholder who is a party to the Existing Stockholder Agreement (including, currently, not only the Current Crowdfunding Offering Investors but also the Founder, each Seed Round Investor, each Series A Investor, each Series B Investor, and each Initial Crowdfunding Offering Investor) is subject to the contractual restrictions on transfer set forth in the Existing Stockholder Agreement, including the right of first refusal provisions contained in Section 2.1 of the Existing Stockholder Agreement.

With the exception of the Exempt Transfers described in Section 2.3 of the Existing Stockholder Agreement (see paragraph 6 below), and subject to compliance with all applicable securities laws and so long as the proposed transferee is not a prohibited transferee (see paragraph 5 below), none of the stockholders party to the Existing Stockholder Agreement may transfer Company stock held by them without first complying with the right of first refusal provisions contained in Section 2.1 of the Existing Stockholder Agreement.

The Company has the first right to exercise such right of first refusal provisions. If the Company does not elect to exercise its right of first refusal in full, the stockholders of the Company who have the second right to exercise such right of first refusal provisions (including rights of over-subscription if the secondary refusal right is not exercised in full by the relevant eligible stockholders) depends upon whether the shares of capital stock to be transferred are voting stock or non-voting stock:

- If the proposed transfer involves voting stock, then the "eligible stockholders" are (i) the Founder and (ii) those stockholders holding voting stock (Class A Common Stock or Series A Preferred Stock) who qualify as an accredited investor at the time of the proposed transfer (as verified in a manner satisfactory to the Company) and who the Company's Board of Directors has not reasonably determined has become a Non-Qualified Person (as defined in paragraph 4 below); and the rights are exercised pro rata in proportion to the voting stock held by them.

- If the proposed transfer involves non-voting stock (including the shares of Series CF Non-Voting Preferred Stock being offered, sold and/or issued, as the case may be, in this crowdfunding campaign, and the shares of Class B Non-Voting Common Stock into which such shares of Series CF Non-Voting Preferred Stock are convertible as described in Section VIII of Part I of this Addendum), then the "eligible stockholders" are: (i) the Founder; and (ii) any other Stockholder (regardless of the type of capital stock or other securities of the Company held) who meets all of the following requirements at the time of the relevant proposed transfer: (A) the stockholder is either (I) a stockholder in the "Investors" category under the Existing Stockholder Agreement (currently, the Seed Round Investors, Series A Investors and Series B Investors, but <u>not</u> the Current Crowdfunding Offering Investors or any other Crowdfunding Investors) or (II) only if and to the extent expressly approved and designated by the Company's board of directors for a particular proposed transfer, one or more of stockholders in the "Additional Stockholders" category under the Existing Stockholder Agreement (which could include all or certain of the Current Crowdfunding Offering Investors); (B) the stockholder qualifies as an accredited investor at the time of the proposed transfer (as verified in a manner satisfactory to the Company); and (C) the Company's Board of Directors has not reasonably determined that the stockholder has become a Non-Qualified Person (as defined in paragraph 4 below); and the rights are exercised pro rata in proportion to the capital stock held by them (including both voting stock and non-voting stock).

The Company and the relevant eligible stockholders must exercise their rights of first refusal for all of the shares of Company stock proposed to be transferred; otherwise, such rights are forfeited for that particular transfer.

The Company stock acquired and held by Current Crowdfunding Offering Investors will be subject to the right of first refusal provisions contained in the Existing Stockholder Agreement, but the Current Crowdfunding Offering Investors will generally <u>not</u> qualify as "eligible stockholders" who can exercise right of refusal provisions under the Existing Stockholder Agreement.

4) **Definition of "Non-Qualified Person" (Sec. 1)**. A "Non-Qualified Person" is defined as any person who is (i) directly or indirectly engaged in any business which the Company's Board of Directors determines, in good faith, to be competing with any business of the Company (or any subsidiaries of the Company if the Company has subsidiaries), (ii) an adverse party in any significant (as determined in good faith by the Company's Board of Directors) legal or arbitration proceeding with the Company (or any subsidiaries of the Company if the Company has subsidiaries), or (iii) an affiliate of any person described in clauses (i) or (ii).

5) **Prohibited Transferees (Sec. 2.4)**. In no event may any stockholder who is a party to the Existing Stockholder Agreement (including, currently, not only the Current Crowdfunding Offering Investors but also the Founder, each Seed Round Investor, each Series A Investor, each Series B Investor, and each Initial Crowdfunding Offering Investor), transfer any of the shares of Series CF Non-Voting Preferred Stock issued in this Offering (or any other securities of the Company that may be later acquired), including, without limitation, pursuant to an exempted transfer under Section 2.3 of the Existing Stockholder Agreement as described in paragraph 6 below), to (i) any Non-Qualified Person (as defined in paragraph 4 above) or (ii) any customer, distributor or supplier of the Company, if the Company's Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier; *provided, however*, that the foregoing does not prohibit a sale of the Company's securities (including the Series CF Non-Voting Preferred Stock acquired by Current Crowdfunding Offering Investors in this Offering and, if applicable, shares of Class B Non-Voting Common Stock issued upon conversion of such Series CF Non-Voting Preferred Stock as described Section VIII of Part I of this Addendum), pursuant to the drag-along provisions contained in the Section 3.1 of the Existing Stockholder Agreement and described in paragraph 2 above.

6) **Exempt Transfers (Sec. 2.3)**. The transfers exempt from the right of first refusal provisions are as follows; *provided, however,* that any exempt transfer must still comply with all applicable requirements of Section 10.10 of the Existing Stockholder Agreement (which sets forth additional conditions and requirements for transfers of Company stock and a stockholder's rights and obligations under the Existing Stockholder Agreement, including, without limitation, any requirements relating to securities laws), and may not involve a transfer to a prohibited transferee as described in paragraph 5 above.

- Exempted Transfers.

    (i) in the case of the Founder or any stockholder in the "Investors" category under the Existing Stockholder Agreement (currently, the Seed Round Investors, Series A Investors and Series B Investors, but not the Current Crowdfunding Offering Investors or any other Crowdfunding Investors), that is an entity, upon a transfer by the Founder or such stockholder to its stockholders, members, partners or other equity holders,

    (ii) a repurchase of Company stock by the Company pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Company's Board of Directors,

    (iii) in the case of any stockholder in the "Investors" category under the Existing Stockholder Agreement (currently, the Seed Round Investors, Series A Investors and Series B Investors, but not the Current Crowdfunding Offering Investors or any other Crowdfunding Investors) who is a natural person, a transfer of Company stock by such Investor made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to (A) his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Investor (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other person approved by majority consent of the Company's Board of Directors, or (B) any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Investor or any such family members, or

    (iv) in the case of any stockholder in the "Additional Stockholders" category under the Existing Stockholder Agreement (which category includes all Crowdfunding Investors, including the Current Crowdfunding Offering Investors) who is a natural person, solely with respect to Company stock held by such Additional Stockholder that was originally acquired pursuant to a Regulation Crowdfunding offering (that is, an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and pursuant to Regulation Crowdfunding (§ 227.100 et seq.)), upon a transfer of such Company stock by such Additional Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to (A) his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Investor (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other person approved by majority consent of the Company's Board of Directors, or (B) any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Additional Stockholder or any such family members;

    [**Note, New Category of Exempted Transfers for Regulation Crowdfunding Securities**: This is a new category, added as part of the recent amendments incorporated in the Existing Stockholder Agreement, in order to coordinate the requirements of the Company's stockholder agreement with the provisions of Regulation Crowdfunding that permit certain estate planning transfers.]

    (v) in the case of any stockholder in the "Additional Stockholders" category under the Existing Stockholder Agreement (which category includes all Crowdfunding Investors, including the Current Crowdfunding Offering Investors) who is a natural person, with respect to Company stock not subject to clause (iv) above, only if approved by majority consent of the Company's Board of Directors, upon a transfer of such Transfer Stock by such Additional Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to any person approved by majority consent of the Company's Board of Directors;

provided that in the case of clauses (i), (iii), (iv) and (v), (A) the stockholder shall deliver prior written notice to the Company of such transfer and the shares of Company stock proposed to be transferred shall at all times remain subject to the terms and restrictions set forth in the Existing Stockholder Agreement, (B) such transferee shall, as a condition to such issuance, deliver a counterpart signature page to the Existing Stockholder Agreement (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as confirmation that such transferee shall be bound by all the terms and conditions of the Existing Stockholder Agreement as a "Stockholder" thereunder (but only with respect to the securities so transferred to the transferee), including without limitation the obligations of a "Stockholder" with respect to future proposed transfers of Company stock pursuant to Section 2 of the Existing Stockholder Agreement, (C) such transfer of shares shall comply with all applicable requirements of Section 10.10 of the Existing Stockholder Agreement, which sets forth additional conditions and requirements for transfers of Company stock and a stockholder's rights and obligations under the Existing Stockholder Agreement (including, without limitation, any requirements relating to securities laws), and (D) such transfer shall be made pursuant to a transaction in which there is no consideration actually paid for such transfer.

- <u>Exempted Offerings</u>. The right of first refusal provisions of Section 2.1 of the Existing Stockholder Agreement do not apply to the sale of any Company stock (i) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) pursuant to either (A) the sale or exchange of all or substantially all of the assets of the Company (other than a sale or exchange to a subsidiary corporation of the Company or a sale or exchange effected for the purpose of reincorporating the Company in another jurisdiction) or (B) the merger or consolidation of the Company with or into another entity in which the stockholders of the Company immediately prior to such transaction shall own less than a majority of the voting securities or power of the surviving entity immediately subsequent to such transaction (other than a merger or consolidation effected for the purpose of reincorporating the Company in another jurisdiction).

7. **Co-Sale (Tag-Along) Provisions.** Not provided for in the Existing Stockholder Agreement.

8. **Lock-Up ("Market Stand Off") Agreement (Sec. 5).** While a public offering of the Company's securities is not currently contemplated by the Company, the Existing Stockholder Agreement provides for that eventuality with a lock-up agreement. Under such lock-up agreement, each stockholder who is a party to the Existing Stockholder Agreement (including, currently, not only the Current Crowdfunding Offering Investors but also the Founder, each Seed Round Investor, each Series A Investor, each Series B Investor, and each Initial Crowdfunding Offering Investor), shall not sell or otherwise transfer or dispose of, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any shares of the Company's capital stock or other equity securities (other than pursuant to such registration) during (i) in the case of the Company's initial public offering of the Company's capital stock (the "***IPO***"), the 180-day period following the effective date of the registration statement for such IPO, and (ii) in the case of all subsequent registrations of the Company's capital stock, the 90-day period following the effective date of the registration statement for such subsequent registration. The lock-up agreement provisions do not apply to a registration on Form S-4 or Form S-8 or similar forms which may be promulgated in the future. The Company may enforce stop-transfer instructions to enforce the lock-up agreement.

9. **Confidentiality Agreement (Sec. 4)**. Each stockholder who is a party to the Existing Stockholder Agreement (including, currently, not only the Current Crowdfunding Offering Investors but also the Founder, each Seed Round Investor, each Series A Investor, each Series B Investor, and each Initial Crowdfunding Offering Investor), is obligated to keep confidential and not disclose, divulge, or use for any purpose (other than to monitor his, her or its investment in the Company) any trade secret or other confidential information obtained from the Company (including by the Company's agents or representatives) or its partners, distributors, licensees, suppliers and customers pursuant to the terms of the confidentiality provisions contained in Section 4 of the Existing Stockholder Agreement (including notice of the Company's intention to file a registration statement), subject to certain exceptions as set forth in Section 4 of the Existing Stockholder Agreement.

10. **Information and Inspection Rights (Sec. 6 and Sec. 7)**.

    a. ***No contractual information or inspection rights for holders of either the Series CF Non-Voting Preferred Stock or any Common Stock.*** The holders of the Series CF Non-Voting Common Stock and the holders of the Company's Common Stock (including both the Class A Common Stock and the Class B Non-Voting Common Stock) and do not have information or inspection rights beyond what is provided to stockholders under the DGCL and subject to information provided pursuant to the financial reporting requirements of Regulation Crowdfunding, so long as the Company is and remains subject to such requirements. The Series CF Non-Voting Common Stock is the security being offered, sold and/or issued, as the case may be, in this Offering), and the Class B Non-Voting Common Stock is the Common Stock security into which shares of the Series B Non-Voting Preferred Stock are convertible are convertible as described in Section VIII of Part I of this Addendum).

b. ***Expanded Information and Inspection Rights – Series A Investors and Series B Investors Only.*** As expanded information and inspection rights for the Series A Investors and Series B Investors only, the Company is contractually obligated to deliver to each Series A Investor and each Series B Investor, provided that the Board has not reasonably determined that the applicable Series A Investor or Series B Investor, as the case may be, has become a Non-Qualified Person (as defined in paragraph 4 above) and subject to the obligations of confidentiality of such Series A Investor or Series B Investor, as applicable, such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as the applicable Series A Investor or Series B Investor, as the case may be, may from time to time reasonably request; *provided, however,* that the Company is not obligated to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel, the accountant-client privilege between the Company and its independent accountant(s), or any other applicable legal privilege. Since these expanded financial information and inspection rights are specific to the Series A Investors and the Series B Investors, they will not be available to the Current Crowdfunding Offering Investors as part of this Offering.

11. **Termination (Sections 6(c), 7(c) and 8)**.

a. The Existing Stockholder Agreement terminates upon the earliest to occur of (i) immediately prior to the consummation of the Company's first underwritten public offering of its capital stock under the Securities Act of 1933, as amended (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction), (ii) the consummation of a Sale of the Company (as defined in paragraph 2 above) and distribution of proceeds to or escrow for the benefit of the stockholders, *provided* that the drag-along provisions continue after the closing of any Sale of the Company to the extent necessary to enforce such drag-along provisions with respect to such Sale of the Company; and (iii) a voluntary termination of the Existing Stockholder Agreement by the Company and the requisite stockholders pursuant to Section 10.9 of the Existing Stockholder Agreement (see paragraph 12 below). If the Existing Stockholder Agreement is terminated in connection with a registered offering, unless superseded by the underwriting agreement for the registered offering, the lock-up agreement provisions described in paragraph 8 above continue after termination in order to give effect to the lock-up agreement provisions. The confidentiality agreement in Section 4 of the Existing Stockholder Agreement (described in paragraph 9 above) survives any termination of the Existing Stockholder Agreement.

b. The expanded information and inspection rights made available to the Series A Investors and Series B Investors in Section 6 and Section 7, respectively, of the Existing Stockholder Agreement terminate prior to a termination of the Existing Stockholder Agreement if the Company becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended.

12. **Amendment, Waiver and Termination (Sec. 10.9)**. The Existing Stockholder Agreement may be amended, modified or voluntarily terminated, and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) by a written instrument executed by (i) the Company, (ii) the holders of a majority of the outstanding shares of voting stock of the Company (currently, the Class A Common Stock and Series A Preferred Stock), voting together as a single class (and, in the case of shares of Series A Preferred Stock, on an as-converted basis) and (iii) and the holders of a majority of the outstanding shares of Class A Common Stock, voting together as a single class. Exceptions/additional provisions:

Waivers:

a.   Any provision of the Existing Stockholder Agreement may be waived by the waiving party on such party's own behalf, without the consent of any other party.

Additional Protections for Stockholders in the "Investors" Category:

b.   Any provision of the Existing Stockholder Agreement that applies the stockholders in the "Investors" category as a separate class/category of stockholders (which includes, currently, the Seed Round Investors, Series A Investors and Series B Investors but does <u>not</u> include the Current Crowdfunding Offering Investors) as a separate class of stockholders may be waived on behalf of all of the stockholders in the "Investors" category by the affirmative vote or written consent of such stockholders (voting together as a single class) holding a majority of the voting stock then held by the stockholders in the "Investors" category; *provided, however*, that any such provision of the Existing Stockholder Agreement may not be waived in any way which would adversely affect the rights of the stockholders in the "Investors" category holding non-voting stock in a manner disproportionate to any adverse effect such waiver would have on the rights of the stockholders in the "Investors" category holding voting stock, without also the affirmative vote or written consent of the stockholders in the "Investors" category (voting together as a single class) holding a majority of the non-voting stock then held by such stockholders;

c.   With respect to any such amendment or modification that (i) will apply solely to the stockholders in the "Investors" category as a separate class/category of stockholders and (ii) either (A) expands the obligations of the stockholders in such "Investors" category (as a separate class/category of stockholders) under the Existing Stockholder Agreement or (B) negates or curtails any consent rights or other rights specifically allocated to the stockholders in such "Investors" category (as a separate class/category of stockholders) under the Existing Stockholder Agreement, then such amendment or modification must also be approved by the affirmative vote or written consent of the stockholders in such "Investors" category (voting together as a single class) holding a majority of the voting stock then held by the stockholders in such "Investors" category; *provided, however*, that any amendment or modification which would adversely affect the rights of the stockholders in the "Investors" category that hold non-voting stock in a manner disproportionate to any adverse effect such amendment or modification would have on the rights of the stockholders in the "Investors" category that hold voting stock, without also the affirmative vote or written consent of the stockholders in the "Investors" category (voting together as a single class) that hold a majority of the non-voting stock then held by the stockholders in the "Investors" category (for clarity, this clause (B) does not apply to any amendment or modification that will apply to all of the "Stockholders," as defined in the Existing Stockholder Agreement, or to all of the holders of the outstanding shares of the Company's Common Stock (or any class of the Company's Common Stock), or to all of the holders of the outstanding shares of the Company's "Capital Stock," as defined in the Existing Stockholder Agreement, as the case may be; nor does this clause (B) apply to any amendment or modification that adds additional stockholders as parties to the Existing Stockholder Agreement in the "Investors" category);

Additional Protections for Director Designation Rights:

d.   The director designation rights of IX Power LLC under Section 3.2 of the Existing Stockholder Agreement may not be amended, voluntarily terminated or waived without the prior written consent of IX Power LLC;

e.   The director designation rights of the holders of Class A Common Stock under Section 3.2 of the Existing Stockholder Agreement may not be amended, voluntarily terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Class A Common Stock;

f.   If and for so long as the holders of the Series A Preferred Stock have the right to designate a director under Section 3.2 of the Existing Stockholder Agreement, such rights may not be amended, voluntarily terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock;

Additional Protections for Preferred Stock Special Information Rights:

g. For so long as any shares of Series A Preferred Stock are outstanding, Section 6 of the Existing Stockholder Agreement (pertaining to the information rights of the holders of shares of Series A Preferred Stock) may not be amended, voluntarily terminated (except a termination in accordance with Section 6 or Section 8 of the Existing Stockholder Agreement, as referenced in paragraph 11 above) or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock;

h. For so long as any shares of Series B Non-Voting Preferred Stock are outstanding, Section 7 of the Existing Stockholder Agreement (pertaining to the information rights of the holders of shares of Series B Non-Voting Preferred Stock) may not be amended, voluntarily terminated (except a termination in accordance with Section 7 or Section 8 of the Existing Stockholder Agreement, as referenced in paragraph 11 above) or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series B Non-Voting Preferred Stock; and

Updates/Modifications of Stockholders Schedule:

i. The Existing Stockholder Agreement includes an updated definition of "Stockholders Schedule," to address the increased number of stockholders of the Company following the Initial Crowdfunding Offering. "Stockholders Schedule" means the schedule of the stockholders form time to time party to the Existing Stockholder Agreement that is maintained by the Company, to include the notice information for each such stockholder in accordance with Section 10.6 of the Existing Stockholder Agreement and the outstanding shares of Capital Stock, and where applicable Options and Convertible Securities, held by each Stockholder. At any time that the Company retains a third-party stock transfer agent, the Stockholders Schedule may be prepared by the Company utilizing the records established and maintained with the third-party stock transfer agent. in light of the Company retaining a third-party stock transfer agent since the May 2020 launch of the Initial Crowdfunding Offering. This Stockholders Schedule may be amended by the Company and/or its third-party stock transfer agent at any time and from time to time, without the consent of any of the Company's stockholders, (i) to reflect subsequent investors, stockholders, or successors or transferees, who become parties to, or otherwise bound by, the Existing Stockholder Agreement, in accordance with its terms, and/or (ii) to reflect modifications to a stockholder's notice information given in accordance with Section 10.6 of the Existing Stockholder Agreement.

Any amendment, modification, termination or waiver effected in accordance with Section 10.9 of the Existing Stockholder Agreement shall be binding upon the Company and each stockholder party to the Existing Stockholder Agreement and all of their respective successors and permitted assigns, whether or not such party, assignee or other stockholder entered into or approved such amendment, modification, termination or waiver.

As minority owners with non-voting stock, the Current Crowdfunding Offering Investors have limited rights under the Existing Stockholder Agreement and will be bound by the decisions of the voting common stock (Class A Common Stock and Series A Preferred Stock) as to matters under the Existing Stockholder Agreement, including as it may be amended, modified, terminated or waived in the future, that affect the Company's Series B Non-Voting Preferred Stock and the Company's Common Stock, including the Class B Non-Voting Common Stock into which the Series CF Non-Voting Preferred Stock is convertible as described in Section VIII of Part I of this Addendum.

ADDENDUM 3
TO THE EXHIBIT A OFFERING MEMORANDUM,
WHICH FORMS A PART OF THE FORM C/A OFFERING STATEMENT FILED ON ~~17 NOVEMBER~~
28 APRIL, ~~2022~~ 2023

SUMMARY OF SPECIAL DIVIDEND ENTITLEMENT – ISSUED SHARES OF SERIES CF NON-VOTING PREFERRED STOCK

*The terms **"IX Water," "Nine Power,"** the **"Company," "we," "us,"** and **"our"** refer to IX Power Clean Water, Inc.*

*All references in this Addendum 3 to **"the Form C/A"** or **"this Form C/A"** refer to the Company's Form C ~~/A~~ Offering Statement filed on ~~17 November 2022~~28 April, 2023, including all exhibits and addendums thereto. This Addendum 3 is attached to and made a part of Exhibit A of such Form C/A (which Exhibit A is titled "Offering Memorandum: Part II of Offering Document"). All references to in this Addendum 3 to **"this Addendum"** mean this Addendum 3.*

*As used in this Addendum, references to **"this crowdfunding campaign,"** **"the Offering"** or **"this Offering"** mean the crowdfunding campaign/offering described in the Company's Form C/A.*

All references in this Addendum to "$" or "dollars" are to United States dollars unless specifically stated otherwise.

*Our current certificate of incorporation is the Second Amended and Restated Certificate of Incorporation with the Delaware Secretary of State on 25 October, 2022, a copy of which is attached as Exhibit F to this Form C ~~/A~~ (the **"Existing Certificate of Incorporation"**).*

The following is a summary of the special dividend entitlement applicable to issued shares of the Company's Series CF Non-Voting Preferred Stock, par value $0.001 per share, and certain provisions of our Existing Certificate of Incorporation, as in effect on the date of this Form C/A and as they are expected to be in effect at the completion of this Offering (provided, however, that nothing in this Form C/A prevents or limits the Company, with any requisite Board of Director and/or stockholder approvals, from amending, restating, supplementing or otherwise modifying any such documents and agreements after the date of this Form C/A). This summary does not purport to be complete and is qualified in its entirety by the provisions of our Existing Certificate of Incorporation and to the applicable provisions of Delaware law.

I. CERTAIN DEFINITIONS

In addition to the terms defined of this Addendum in this Addendum, the following terms, when used in this Addendum, have the following meanings:

"***Accrued Reclamation Dividend(s)***" is defined in Section II(F)(VI) of this Addendum.

"***Automatic Conversion***" means an automatic conversion of the Series CF Non-Voting Preferred Stock in accordance with Section C(4)(b) of Article IV of the Existing Certificate of Incorporation. The automatic conversion provisions are summarized in subsection VIII(B)(ii) of Part I of the separate Addendum 2 to this Exhibit A of this Form C/A.

"***Dividend Restrictions***" is defined in Section II(G) of this Addendum.

"***Liquidation Event***" has the meaning given to such term in the separate Addendum 2 to this Exhibit A of this Form C/A.

"***Optional Conversion***" means, as to any particular share or shares of Series CF Non-Voting Preferred Stock, any voluntary conversion (optional conversion) of such share(s) in accordance with Section C(4)(a) of Article IV of the Existing Certificate of Incorporation. The voluntary conversion (optional conversion) provisions are summarized in subsection VIII(B)(i) of Part I of the separate Addendum 2 to this Exhibit A of this Form C/A.

"***Reclamation Dividend(s)***" is defined in the introductory paragraph of Section II of this Addendum.

"***Reclamation Dividends Period(s)***" is defined in Section II(F)(I) of this Addendum.

"***Reclamation LOB***" means the service line of business of the Company that is new to the Company as of the date of this Form C/A, created to meet the following objectives: (A) operate the Company's wastewater treatment systems as a service for industry and charge for industrial wastewater treatment on a volume basis; (B) provide a showcase for the Company's wastewater treatment systems; (C) provide immediate and on-going revenue to the Company; (D) enable a new source of water for agriculture; and (E) provide a model for how industrial wastewater can be treated and deployed to water stressed regions around the world. As of the date of this Form C/A, the Reclamation LOB is referred to by the Company as "IX Water Reclamation"; however, for clarity, the Reclamation LOB shall mean the Reclamation LOB, as defined in this Addendum, whether referred to by the Company as "IX Water Reclamation" or a successor or alternative name.

"***Reclamation Revenues***" means cash revenues of the Reclamation LOB that are collected by the Company. Neither Section C(1)(a) of Article IV of the Existing Certificate of Incorporation (as summarized in this Addendum) nor any other terms or provisions set forth in the Existing Certificate of Incorporation guarantee that the Company will, or require the Company to, generate Reclamation Revenues at any given time(s) or during any given period(s), or in any minimum or other specified amount.

"**Series CF Non-Voting Preferred Stock**" means the Company's Series CF Non-Voting Preferred Stock, par value $0.001 per share.

"***Series CF Original Issue Price***" means the original purchase price per share of the Series CF Non-Voting Preferred Stock, which is $2.50 per share, subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series CF Non-Voting Preferred Stock.

II.   SERIES CF RECLAMATION REVENUE SHARE DIVIDEND

From and after the date of the issuance of any shares of the Series CF Non-Voting Preferred Stock (which will be the date of the first closing of this Offering assuming the minimum for this Offering is met), to the extent of available Reclamation Revenues and subject to the other terms and provisions of Section C(1)(a) of Article IV of the Existing Certificate (summarized in this Addendum), special dividends (each, a "***Reclamation Dividend***" and collectively, the "***Reclamation Dividends***") shall be calculated and allocated to the applicable issued shares of Series CF Non-Voting Preferred, and thereafter declared and/or paid (or sums set apart for payment), as the case may be, in accordance with the applicable terms and provisions of Section C(1)(a) of Article IV of the Existing Certificate (as summarized in this Addendum). The terms and provisions of the Reclamation Dividends are as follows:

(A)   Applicable Revenue Sources; No Guarantees as to Reclamation Revenues. For clarity, the Reclamation Dividends are sourced and payable solely from Reclamation Revenues and not from any other revenues of the Company. Such other revenues constituting excluded revenues include (x) revenues sourced from the sale or licensing of the Company's wastewater treatment systems, (y) revenues sourced from any other existing or future lines of business and business activities of the Company that are not part of the Reclamation LOB), and (z) any and all non-cash items of revenue (in the case of non-cash items, whether or not sourced from the Reclamation LOB). In addition, there is no guarantee that the Company will, and the Company is not required to, generate Reclamation Revenues at any given time(s) or during any given period(s), or in any minimum or other specified amount.

(B)   Applicability of Reclamation Dividends. The Reclamation Dividends apply only to issued shares of the Series CF Non-Voting Preferred Stock (including the Series CF Preferred Shares issued in this Offering) and no other shares or securities of the Company.

(C)   Dividend Calculation Formula. For each Reclamation Dividends Period, the total amount of Reclamation Dividends for such Reclamation Dividends Period is an amount equal to five percent (5%) of the gross Reclamation Revenues for such Reclamation Dividends Period (but in no event will such amount be less than zero dollars ($0)). Reclamation Dividends are non-compounding.

(D)   Maximum Reclamation Dividends Payout. Subject to available Reclamation Revenues and the early termination provisions set forth in Section II(E) of this Addendum, there is a cap on the maximum amount of Reclamation Dividends payable with respect to each share of the Series CF Non-Voting Preferred Stock (including each Series CF Preferred Share issued in this Offering). In no event will the amount of Reclamation Dividends paid in respect of a particular share of the Series CF Non-Voting Preferred Stock exceed, in the aggregate, an amount equal to 25% of the Series CF Original Issue Price of such share of Series CF Non-Voting Preferred Stock. For illustrative purposes only, assuming a Series CF Original Issue Price per share of $2.50: (I) the maximum Reclamation Dividends payout for a holder of 100 shares of Series CF Non-Voting Preferred Stock is $62.50 (100 x $2.50 x 25%); (II) the maximum Reclamation Dividends payout for a holder of 500 shares of Series CF Non-Voting Preferred Stock is $312.50 (500 x $2.50 x 25%); and (III) the maximum Reclamation Dividends payout for a holder of 2,500 shares of Series CF Non-Voting Preferred Stock is $1,562.50 (2,500 x $2.50 x 25%).

(E)   Early Termination of Rights to Reclamation Dividends.

(1)   To the extent not previously terminated or paid in full, subject to subsection (E)(2) below with respect to unpaid Accrued Reclamation Dividends at the time of the termination (if any), all rights and entitlements with respect to Reclamation Dividends automatically terminate and cease to have any further force and effect upon the first to occur of a closing or the effectiveness of (as applicable) a Liquidation Event (as to all shares of the Series CF Non-Voting Preferred Stock, including all of the Series CF Preferred Shares issued in this Offering), an Automatic Conversion (as to all shares of the Series CF Non-Voting Preferred Stock, including all of the Series CF Preferred Shares issued in this Offering) or an Optional Conversion (as to the shares of the Series CF Non-Voting Preferred Stock subject to the Optional Conversion, which shares may or may not be Series CF Preferred Shares issued in this Offering).

(2)   If, at the time of a termination as described in subsection(E)(1) above, there are any unpaid Accrued Reclamation Dividends with respect to the relevant shares of the Series CF Non-Voting Preferred Stock (including, as applicable, relevant Series CF Preferred Shares issued in this Offering), the following shall apply:

(x)   If the termination occurs in connection with a Liquidation Event, the unpaid Accrued Reclamation Dividends with respect to the relevant shares of Series CF Non-Voting Preferred are paid to the holder(s) thereof pursuant to Section C(3)(a)(i) of Article IV of the Existing Certificate of Incorporation (which is the first tier of the liquidation waterfall referenced in subsection VII(B) of Part I of the separate Addendum 2 to this Exhibit A of this Form C/A); and

(y)   If the termination occurs in connection with an Optional Conversion or an Automatic Conversion, the unpaid Accrued Reclamation Dividends with respect to the relevant shares of Series CF Non-Voting Preferred are paid to the holder(s) thereof at the time(s) and pursuant to the procedures and other provisions as described below in Section II(G) of this Addendum.

(F)   Method and Timing for the Calculation and Allocation of Reclamation Dividends; Determination of Accrued Reclamation Dividends.

(1)   *Reclamation Dividends Periods*. Each period for which Reclamation Dividends are to be calculated and allocated, whether a fiscal year or prorated fiscal year (including a portion of a fiscal year), is referred to herein as a "***Reclamation Dividends Period***." Reclamation Dividends will be calculated by the Company on an annual basis for, and as of the last day of, the Company's fiscal year then ended, except that (x) due to the recent creation of the Reclamation LOB as of the date of this Form C/A and the launch date for this Offering occurring in the final quarter of the 2022 fiscal year, the first Reclamation Dividends Period that is based upon a fiscal year will end on December 31, 2023 and will include both the fiscal year ending December 31, 2022 and the fiscal year ending December 31, 2023, on a combined basis, and (y) if a Liquidation Event, Automatic Conversion or Optional Conversion occurs while rights to Reclamation Dividends remain in effect, then in order to address the early termination provisions described above in Section II(E) of this Addendum, the final Reclamation Dividends Period will be calculated in a different manner, as provided in subsection II(F)(2) or II(F)(3) below, as applicable.

(2)   *Final Reclamation Dividends Period – Liquidation Event and Automatic Conversion*. If a Liquidation Event or Automatic Conversion occurs while rights to Reclamation Dividends remain in effect, the final Reclamation Dividends Period for all relevant shares of the Series CF Non-Voting Preferred Stock (including all relevant Series CF Preferred Shares issued in this Offering) will be calculated as follows:

(x)   If the Liquidation Event or Automatic Conversion occurs on any day during the first three (3) months of the Company's fiscal year, no Reclamation Dividends will be calculated for the fiscal year during which the Liquidation Event or Automatic Conversion occurs. In such case, the final Reclamation Dividends Period will be the immediately preceding fiscal year. For illustrative purposes only, if a Liquidation Event or Automatic Conversion were to occur effective March 5, 2026 (and assuming (1) the rights to Reclamation Dividends remained in effect at such time and (2) the Company's fiscal year ends on December 31), the final Reclamation Dividends Period would be the fiscal year ending December 31, 2025 (so FY 2025, 1/1/2025-12/31/2025). No Reclamation Dividends would be calculated, allocated, accrued, declared or paid, or sums set apart for payment, for the period January 1, 2026 - March 5, 2026, or any subsequent periods.

(y)   If the Liquidation Event or Automatic Conversion occurs on any day during the fourth (4th) through twelfth (12th) months of the Company's fiscal year, the Reclamation Dividends Period for the fiscal year during which the Liquidation Event or Automatic Conversion occurs, which is also the final Reclamation Dividends Period, will be as follows:

Fiscal Year Month During which the Liquidation Event or Automatic Conversion Occurs	Applicable Final Reclamation Dividends Period (month(s) are the month(s) of the fiscal year during which the Liquidation Event or Automatic Conversion occurs)
Fiscal Year, Month 4	Fiscal Year, Month 1
Fiscal Year, Month 5	Fiscal Year, Months 1&2
Fiscal Year, Month 6	Fiscal Year, Months 1-3
Fiscal Year, Month 7	Fiscal Year, Months 1-4
Fiscal Year, Month 8	Fiscal Year, Months 1-5
Fiscal Year, Month 9	Fiscal Year, Months 1-6
Fiscal Year, Month 10	Fiscal Year, Months 1-7
Fiscal Year, Month 11	Fiscal Year, Months 1-8
Fiscal Year, Month 12	Fiscal Year, Months 1-9

For illustrative purposes only, if a Liquidation Event or Automatic Conversion were to occur on August 18, 2026 (and assuming (1) the rights to Reclamation Dividends remained in effect at such time and (2) the Company's fiscal year ends on December 31, so August is Fiscal Year, Month 8), the final Reclamation Dividends Period would be the period January 1, 2026 - May 31, 2026 (i.e., Fiscal Year, Months 1-5). No Reclamation Dividends would be calculated, allocated, accrued, declared or paid, or sums set apart for payment, for the period June 1, 2026 - August 18, 2026, or any subsequent periods.

(III)   *Final Reclamation Dividends Period – Optional Conversion.* The Company shall not be required to calculate or determine special Reclamation Dividends Period(s) for any particular holder(s) of shares of the Series CF Non-Voting Preferred Stock (including Series CF Preferred Shares issued in this Offering) in connection with any Optional Conversion. Accordingly, if an Optional Conversion occurs while rights to Reclamation Dividends remain in effect and the Optional Conversion is to be effective on a date other than the last day of a fiscal year, no Reclamation Dividends will be calculated, allocated, accrued, declared or paid, or sums set apart for payment, as the case may be, for the fiscal year (or any portion thereof) during which the Optional Conversion occurs. In such case, the final Reclamation Dividends Period will be the immediately preceding fiscal year. For illustrative purposes only, if an Optional Conversion is duly requested to occur during 2026 on any day between and including January 1, 2026 and December 30, 2026 (and assuming (1) the rights to Reclamation Dividends remained in effect at such time and (2) the Company's fiscal year ends on December 31), the final Reclamation Dividends Period would be the fiscal year ending December 31, 2025 (so FY 2025, 1/1/2025-12/31/2025). No Reclamation Dividends would be calculated, allocated, accrued, declared or paid, or sums set apart for payment, for any date(s) or periods(s) during 2026 or any subsequent periods.

Further, an Optional Conversion does not accelerate rights or obligations associated with, or grant any priority with respect to the payment of, unpaid Accrued Reclamation Dividends to which a holder remains entitled at the time of the Optional Conversion. The relevant unpaid Accrued Reclamation Dividends remain payable only at the times and in the amounts as originally payable prior to the Optional Conversion.

(IV) *Applicable Financial Statements for Calculation of Reclamation Dividends*. If the Company will obtain audited financial statements for any fiscal year that is a Reclamation Dividends Period, the Reclamation Dividends for such fiscal year will be calculated by reference to the Reclamation Revenues identified in such financial statements, once such financial statements are completed. Otherwise, the Company may utilize completed reviewed financial statements, if available, or completed unaudited financial statements, as solely determined by the Company, to calculate Reclamation Revenues for each applicable Reclamation Dividends Period.

(V) *Eligible Holders of shares of the Series CF Non-Voting Preferred Stock for each Reclamation Dividends Period*. The date (or record date, as applicable) for determining the holders of shares of the Series CF Non-Voting Preferred Stock (including share of the Series CF Non-Voting Preferred Stock issued in this Offering) entitled to participate in Reclamation Dividends for any Reclamation Dividends Period and, thereafter, for any declaration and/or payment (or setting apart a sum for payment) of any associated Accrued Reclamation Dividends is at the close of business on the last day of the applicable Reclamation Dividends Period.

(VI) *Final Allocations; Definition of Accrued Reclamation Dividends*. For each applicable Reclamation Dividends Period, any Reclamation Dividends for such period, once calculated by the Company in accordance with the provisions described in this Addendum, will be allocated among the holders of shares of the Series CF Non-Voting Preferred Stock (including share of the Series CF Non-Voting Preferred Stock (including each Series CF Preferred Share issued in this Offering) entitled to participate in such Reclamation Dividends (as determined in accordance with subsection II(F)(V) above) on a pro-rata basis. Calculations of the per share dividend amount will be calculated to the nearest one ten thousandth of a cent (e.g., 0.0001), and calculations of each holder's pro-rata share will be calculated to the nearest one-hundredth of a cent (e.g., 0.01). Reclamation Dividends for a particular Reclamation Dividends Period, once calculated and allocated as herein provided, are referred to herein as "***Accrued Reclamation Dividends***."

(VII) *Example*. For illustrative purposes only, Schedule 1 to this Addendum 3 sets forth an example of the calculation of a particular "Accrued Reclamation Dividend" in accordance with this Section II(F) of this Addendum.

(G) Declaration and Payment of Accrued Reclamation Dividends. Unless prohibited by Delaware law governing distributions to stockholders and/or contractual restrictions in any credit agreement, guarantee, financing or security agreement or other agreements or instruments governing indebtedness of the Company or any existing or future subsidiaries of the Company (collectively, "***Dividend Restrictions***"), Accrued Reclamation Dividends shall be declared and paid (or a sum sufficient for full payment set apart) as soon as practicable after the Company's calculation and allocation thereof in accordance with Section II(F) of this Addendum (any dividend payments to be made in accordance with the dividend payment policies of the Company and/or its paying agent then in effect, which policies may include, without limitation, (1) to manage the costs of paying dividends (including fees and costs charged by the paying agent(s) of the Company), the deferral of the declaration and/or payment of Accrued Reclamation Dividends until a minimum threshold of Accrued Reclamation Dividends has been met and (2) to reduce or mitigate fraud risks associated with check payments, mandating ACH versus check payments for dividend payments, where legally permissible). If Dividend Restrictions prevent the Company from declaring and/or paying (or setting apart a sum sufficient for full payment of) Accrued Reclamation Dividends, the Company shall ratably declare and/or pay (or set apart a sum sufficient for payment of), as applicable, the maximum amount that it may declare and/or pay (or set apart a sum sufficient for payment of), as applicable, consistent with such Dividend Restrictions, and shall declare and/or pay (or set apart a sum sufficient for payment of), as applicable, the remaining unpaid amount of Accrued Reclamation Dividends as soon as it may lawfully do so under such Dividend Restrictions. As between or among Reclamation Dividends Period(s), priority is based on chronological order of the Reclamation Dividends Period(s) with the first/earliest Reclamation Dividends Period having the highest priority. No interest or other penalties shall accrue or be payable or due in connection with Dividend Restrictions. At any time that the Company maintains a third-party stock transfer agent, such third-party stock transfer agent may serve as the paying agent for Accrued Reclamation Dividends.

Schedule 1 to ADDENDUM 3
TO THE EXHIBIT A OFFERING MEMORANDUM,
WHICH FORMS A PART OF THE FORM C/A OFFERING STATEMENT FILED ON ~~17 NOVEMBER~~ 28 APRIL, ~~2022~~ 2023

Reclamation Dividends Example – Calculation of amount of a particular "Accrued Reclamation Dividend"

This Schedule 1 is prepared as an example only None of the assumptions or information are based on actual information or events, and are not guaranteed.

Assumptions for the Example:

1. The Company's fiscal year end is December 31.
2. The applicable Reclamation Dividends Period is the 2024 fiscal year – i.e., the fiscal year period January 1, 2024 – December 31, 2024.
3. As of December 31, 2024, the Company has raised a total of $3,000,000 through the offer, sale and issuance of shares of the Series CF Non-Voting Preferred Stock pursuant to this Offering and one or more subsequent crowdfunding campaigns. It is further assumed that each such crowdfunding campaign had an allocation of up to 10% bonus shares and the actual % of bonus shares actually issued is 5% total bonus shares for all such crowdfunding campaigns. As a result, the total shares of the Series CF Non-Voting Preferred Stock (including Series CF Preferred Shares offered in this Offering) issued and outstanding as of December 31, 2024 is 1,260,000 shares of the Series CF Non-Voting Preferred Stock.
4. The Original Issue Price of each shares of the Series CF Non-Voting Preferred Stock remains at $2.50 per share.
5. No Liquidation Event, Automatic Conversion or Voluntary Conversion has occurred, and the rights to Reclamation Dividends remain outstanding as of December 31, 2024.
6. The Company obtains audited financial statements for the 2024 fiscal year period, which are completed in late April 2025.
7. The Reclamations Revenue identified in such audited financial statements for the 2024 fiscal year period is $3,250,000.

Accrued Reclamation Dividends for the Example:

Using the assumptions set forth above, the Company would determine the relevant "Accrued Reclamation Dividends" after completion of the audited financial statements as follows:

1. The aggregate amount of Reclamation Dividends for the 2024 fiscal year is:
   - $162,500 (5% of the $3,250,000 Reclamations Revenue for such period).

2. The amount of Reclamation Dividends for the 2024 fiscal year on a per share basis is:
   - $0.1290 ($162,500 2024 FY aggregate dividend amount divided by the 1,260,000 shares of the Series CF Non-Voting Preferred Stock issued and outstanding as of 12/31/2024, calculated to the nearest one ten thousandth of a cent).

3. Examples of the dividend amount per investor in the Offering, based on certain assumed investment amounts and assuming either no bonus shares or 10% bonus shares, are as set forth in the table on the next page of this Schedule 1.

Note – Timing of Declaration and Payment of the Relevant Accrued Reclamation Dividends: Note that timing of the declaration and payment of the relevant Accrued Reclamation Dividends will depend on whether Dividend Restrictions (as defined in this Addendum 3) are in existence as well as the terms of the Company and paying agent policies and procedures then in effect for the declaration and payment of Reclamation Dividends.

Schedule 1 to ADDENDUM 3

(Continued from prior page)

Per the assumptions on the prior page, the following are examples of the dividend amount per investor based on certain assumed investment amounts and assuming either no bonus shares or 10% bonus shares. This <u>Schedule 1</u> is prepared as an example only. None of the assumptions or information are based on actual information or events, and are not guaranteed.

Assumed per share dividend amount: $0.1290

NOTE: The investment amount and number of shares are assumed to be the amount and number as are existing on 12/31/2024 (i.e., the last day of the assumed 2024 fiscal year (FY) Reclamations Dividend Period)

Investment Amount	# Shares (no bonus shares)	2024 FY Total Dividend Amount (no bonus shares) – "Accrued Reclamation Dividend"	Maximum Dividend Payout (25% of original issue price per share) (no bonus shares)	# Shares (10% bonus shares)	2024 FY Total Dividend Amount (10% bonus shares) – "Accrued Reclamation Dividend"	Maximum Dividend Payout (25% of original issue price per share) (10% bonus shares)
$250.00	100	$12.90	$62.50	110	$14.19	$68.75
$500.00	200	$25.80	$125.00	220	$28.38	$137.50
$750.00	300	$38.70	$187.50	330	$42.57	$206.25
$1,000.00	400	$51.60	$250.00	440	$56.76	$275.00
$2,500.00	1,000	$129.00	$625.00	1,100	$141.90	$687.50
$5,000.00	2,000	$258.00	$1,250.00	2,200	$283.80	$1,375.00
$10,000.00	4,000	$516.00	$2,500.00	4,400	$567.60	$2,750.00
$25,000.00	10,000	$1,290.00	$6,250.00	11,000	$1,419.00	$6,875.00
$50,000.00	20,000	$2,580.00	$12,500.00	22,000	$2,838.00	$13,750.00
$100,000.00	40,000	$5,160.00	$25,000.00	44,000	$5,676.00	$27,500.00

EXHIBIT B
TO IX POWER CLEAN WATER, INC. FORM C/A FILED 28 APRIL 2023

2022-2021 AUDITED FINANCIAL STATEMENTS AND INDEPENDENT
ACCOUNTANT'S REPORT FOR IX POWER CLEAN WATER, INC.

[See attached]

IX Power Clean Water, Inc.
Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2022 and 2021

IX POWER CLEAN WATER, INC.

TABLE OF CONTENTS



To the Board of Directors of
IX Power Clean Water, Inc.
Golden, Colorado

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of IX Power Clean Water, Inc. (the "Company") which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholder's equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company had limited liquid assets with $21,148 of cash as of December 31, 2022 relative to 2022 cash used in operations of $616,794 and current liabilities of $418,964. As of December 31, 2022, the Company has an accumulated deficit of $4,791,227, had incurred substantial net losses amounting to $617,569 and $699,149 for the years ended December 31, 2022 and 2021, respectively, generated negative cash flows from operating activities, and is in default on various debt obligations, including secured debts. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Denver, Colorado
April 24, 2023

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

IX Power Clean Water, Inc.
Balance Sheets
As of December 31, 2022 and 2021

	2022	2021
ASSETS		
Current Assets:		
Cash in banks	$ 21,148	$ 321,777
Due from related party	73,511	42,940
Escrow receivable	-	92,633
Inventory	140,629	82,873
Total Current Assets	235,288	540,223
Non-Current Assets:		
Deposit	7,893	7,893
Property and equipment, net	6,645	5,411
Intangibles	65,000	65,000
Operating right-of-use assets, net	212,034	-
Total Non-Current Assets	291,572	78,304
TOTAL ASSETS	$ 526,860	$ 618,527
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 172,008	$ 124,356
Accrued expenses	21,848	10,007
Accrued interest payable	4,705	40,689
Deferred rent	-	2,265
Due to related parties	46,000	21,673
Bridge loans payable	-	82,500
Notes payable, related party	121,599	128,000
Operating lease liability, current portion	52,804	-
Total Current Liabilities	418,964	409,490
Noncurrent Liabilities:		
Operating lease liability, net of current portion	158,890	-
Total Noncurrent Liabilities	158,890	-
Total Liabilities	577,854	409,490
Stockholders' Equity/(Deficit):		
Series B Non-Voting Preferred Stock, $0.001 par, 626,014 and 2,160,000 shares authorized as of December 31, 2022 and 2021, respectively, 626,014 and 528,067 shares issued and outstanding as of December 31, 2022 and 2021, respectively, liquidation preference of $782,518 and $660,084 as of December 31, 2022 and 2021, respectively	626	528
Series A Preferred Stock, $0.001 par, 2,021,850 shares authorized, 2,021,850 shares issued and outstanding as of both December 31, 2022 and 2021, liquidation preference of $1,515,523 as of both December 31, 2022 and 2021	2,022	2,022
Series CF Non-Voting Preferred Stock, $0.001 par, 2,200,000 and 0 shares authorized as of December 31, 2022 and 2021, 37,499 and 0 issued and outstanding as of December 31, 2022 and 2021, respectively, liquidation preference of $93,748 and $0 as of December 31, 2022 and 2021	37	-
Class A Common Stock, $0.001 par, 11,000,000 shares authorized, 8,366,699 shares issued and outstanding as of December 31, 2022 and 2021	8,367	8,367
Class B Non-Voting Common Stock, $0.001 par, 6,666,014 and 6,000,000 shares authorized as of December 31, 2022 and 2021, respectively. 1,672,899 and 1,471,329 shares issued and outstanding as of December 31, 2022 and 2021, respectively	1,674	1,472
Additional paid-in capital	4,727,507	4,370,306
Accumulated deficit	(4,791,227)	(4,173,658)
Total Stockholders' Equity/(Deficit)	(50,994)	209,037
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 526,860	$ 618,527

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

IX Power Clean Water, Inc.
Statements of Operations
For the years ended December 31, 2022 and 2021

		2022		2021
Net revenues	$	-	$	-
Costs of net revenues		-		-
Gross profit		-		-
Operating Expenses:				
General and administrative		232,975		301,936
Advertising and marketing		277,248		270,179
Research and development		91,603		93,593
Loss on disposal of property and equipment		-		4,000
Total Operating Expenses		601,826		669,708
Loss from Operations		(601,826)		(669,708)
Other Income (Expense):				
Other income		21		22
Interest expense		(15,764)		(29,463)
Total Other Income (Expense)		(15,743)		(29,441)
Net Loss	$	(617,569)	$	(699,149)

IX Power Clean Water, Inc.
Statements of Changes in Stockholders' Equity/(Deficit)
For the years ended December 31, 2022 and 2021

	Series B Preferred Stock Shares	Amount	Series A Preferred Stock Shares	Amount	Series CF Preferred Stock Shares	Amount	Class A Common Stock Shares	Amount	Class B Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
Balance at December 31, 2020	528,067	$ 528	2,021,850	$ 2,022	-	$ -	8,366,699	$ 8,367	431,495	$ 432	$ 3,265,750	(3,474,509)	$ (197,410)
Regulation CF offering	-	-	-	-	-	-	-	-	1,039,834	1,040	1,217,962	-	1,219,002
Offering costs	-	-	-	-	-	-	-	-	-	-	(113,406)	-	(113,406)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(699,149)	(699,149)
Balance at December 31, 2021	528,067	528	2,021,850	2,022	-	-	8,366,699	8,367	1,471,329	1,472	4,370,306	(4,173,658)	209,037
Regulation CF offering	-	-	-	-	37,499	37	-	-	201,570	202	323,444	-	323,683
Conversion of bridge loans payable	92,435	92	-	-	-	-	-	-	-	-	115,452	-	115,544
Conversion of due to related party	5,512	6	-	-	-	-	-	-	-	-	6,884	-	6,890
Offering costs	-	-	-	-	-	-	-	-	-	-	(88,579)	-	(88,579)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(617,569)	(617,569)
Balance at December 31, 2022	626,014	$ 626	2,021,850	$ 2,022	37,499	$ 37	8,366,699	$ 8,367	1,672,899	$ 1,674	$ 4,727,507	$ (4,791,227)	$ (50,994)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

IX Power Clean Water, Inc.
Statements of Cash Flows
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows From Operating Activities		
Net loss	$ (617,569)	$ (699,149)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,668	318
Gain on forgiveness of debt	(7)	-
Loss on disposal of property and equipment	-	4,000
Changes in operating assets and liabilities:		
(Increase)/decrease in inventories	(57,756)	-
(Increase)/decrease in operating right-of-use assets	(214,299)	-
(Increase)/decrease in deposit	-	(5,236)
Increase/(decrease) in operating lease liabilities	211,694	-
Increase/(decrease) in accounts payable	47,652	(21,872)
Increase/(decrease) in accrued expenses	11,841	6,252
Increase/(decrease) in interest payable	(1,018)	13,450
Increase/(decrease) in deferred rent	-	2,265
Net Cash Used In Operating Activities	(616,794)	(699,972)
Cash Flows From Investing Activities		
Purchase of property and equipment	(3,902)	(5,730)
Advances to related parties	(30,571)	(10,074)
Net Cash Used in Investing Activities	(34,473)	(15,804)
Cash Flows From Financing Activities		
Proceeds from bridge loans	-	-
Proceeds from issuance of stock	416,316	1,152,204
Repayment of due to related parties	29,302	(42,302)
Repayment on notes payable	(6,401)	(5,000)
Repayments of factoring loans	-	(4,480)
Offering costs	(88,579)	(113,405)
Net Cash Provided By Financing Activities	350,638	987,017
Net change in cash in banks	(300,629)	271,241
Cash in banks at beginning of period	321,777	50,537
Cash in banks at end of period	$ 21,148	$ 321,777
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 11,901	$ 494
Cash paid for operating lease liabilities	$ 69,282	N/A
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of bridge loans payable into Series B preferred stock	$ 82,500	$ -
Conversion of due to related parties into Series B preferred stock	$ 4,975	$ -
Conversion of interest payable into Series B preferred stock	$ 34,966	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

IX Power Clean Water, Inc. (the "Company"), is a corporation formed on September 17, 2014 under the laws of Delaware. The Company was originally incorporated as a New Mexico corporation on June 25, 2012. On September 26, 2014, IX Power Clean Water, Inc., a New Mexico corporation, was merged into and with IX Power Clean Water, Inc., a Delaware corporation, with the Delaware corporation continuing in existence as the surviving entity. The Company was formed to integrate established engineering and recent technological innovations to provide baseload power and clean water for developing regions and emerging economies around the world.

As of the date of these financial statements, the Company has two separate operating units (divisions): IX Water Systems, a business division established to continue the Company's business of manufacturing and selling water treatment systems; and IX Water Reclamation, a recently created services business division. The Company has not formed a subsidiary or other legal entity for operation of such business divisions. Each of IX Water Systems and IX Water Reclamation is a division/business unit of the Company and so it is part of the Company. The IX Water Reclamation division is in development and does not yet have any operations to present in these financial statements or the Company's historical results and cash flows.

As of December 31, 2022, the Company has commenced planned principal operations but has not yet generated revenue. The Company is anticipating to generate revenue in 2023. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise capital. The Company is dependent upon additional capital resources for the continuation of its planned principal operations and is subject to significant risks and uncertainties.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Management makes estimates that affect certain accounts including right-of-use (ROU) asset and related lease liability, deferred income tax assets. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and 2021, the Company's cash balance exceeded federally insured limits by $0 and $15,001, respectively, and therefore subjects the Company to a significant credit risk.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2022 and 2021.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. The inventory balances as of December 31, 2022 and 2021 consist of cost of materials, labor and overhead to produce sellable prototypes. The Company believes that these prototypes will be sold at its market value in excess of its costs and therefore recorded this asset at its cost.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 3 years for the remaining capitalized assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. For the year ended December 31, 2021, the Company disposed property and equipment with carrying amount of $4,000 and recognized as loss on disposals of property and equipment in the statements of operations for such. Property and equipment as of December 31, 2022 and 2021 is as follows:

	2022	2021
Computer equipment	$ 5,729	$ 5,729
Office Equipment	3,902	-
Less: accumulated depreciation	2,986	318
Property and equipment, net	$ 6,645	$ 5,411
Depreciation expense	$ 2,668	$ 318

Intangible Assets – Patent

Costs to acquire rights to a patent are capitalized and amortized over their expected economic useful lives. The Company determined that its patent has not yet commenced its period of economic benefit and therefore recorded no amortization expense for the years ended December 31, 2022 and 2021. Where the future benefits of the patent rights are unknown, costs are expensed as incurred. The

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

Company reviews its patent assets for impairment annually and determined no impairment charge was necessary for the years ended December 31, 2022 and 2021.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity/(deficit).

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied its performance obligations to customers and collection is probable. No revenues have been earned or recognized for the year ended December 31, 2022 and 2021.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $86,668 and $93,593 for the years ended December 31, 2022 and 2021, respectively.

Leases

On January 1, 2022, the Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations, recognized on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate, (c) amounts expected to be payable by the lessee under residual value guarantees, (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

At the commencement date, the date at which the leased asset is available for use by the Company, leases are recognized by recording an ROU asset and a lease liability.

After the commencement date, for an operating lease, the lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date) and the ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. Generally, each lease payment is allocated between the liability and finance cost. The finance cost is charged to statements of operations over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Upon adoption of ASU 2016-02, the Company recognized lease liability in relation to a lease which was classified as operating lease under the principles of ASC 842. This liability was measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of the lease execution date.

The cumulative effect of the adoption of ASC 842 on Company's balance sheet as of January 1, 2022 is presented below:

	December 31, 2021	ASC 842 Adoption	January 1, 2022
Right-of-use assets	$ -	$ 271,106	$ 271,106
Other assets	618,527	-	618,527
Total Assets	618,527	271,106	889,633
Operating lease liability	-	271,106	271,106
Deferred rent	2,265	-	2,265
Other liabilities	407,225	-	407,225
Total Liabilities	409,490	271,106	680,596
Accumulated deficit	(4,173,658)	-	(4,173,658)
Other equity items	4,382,695	-	4,382,695
Total Stockholders' Equity/(Deficit)	209,037	-	209,037
Total Liabilities And Stockholders' Equity/(Deficit)	$ 618,527	$ 271,106	$ 889,633

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2022 and 2021, the Company had potential net deferred tax assets before valuation allowance of $1,119,693 and $978,047, respectively, resulting from its net operating loss carryforwards and other book-to-tax differences. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2022 and 2021, cumulative losses through December 31, 2022, no history of generating taxable income, and unknowns to the allowability of historical losses since it is delinquent in filing its historic tax returns. Therefore, valuation allowances of $1,119,693 and $978,047 were recorded as of December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 24.7%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022 and 2021, the Company estimates it potentially has net operating loss carryforwards available to offset future taxable income in the amounts of $4,536,242 and $3,925,806, respectively, which potentially may be carried forward and will begin to expire in 2033 in varying amounts if allowed after filing delinquent tax returns.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction. No tax returns have been filed to date, and therefore the Company is subject to an indeterminate amount of penalties and interest related to the delinquent filing of all historic tax returns.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. The Company had limited liquid assets with $21,148 of cash as of December 31, 2022 relative to 2022 cash used in operations of $616,794 and current liabilities of $418,964. As of December 31, 2022, the Company has an accumulated deficit of $4,791,227 had incurred substantial net losses amounting to $617,569 and $699,149 for the years ended December 31, 2022 and 2021, respectively, generated

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

negative cash flows from operating activities, and is in default on various debt obligations, including secured debts. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional external capital financing. Management plans are to utilize funds raised in the equity funding under a Regulation Crowdfunding campaign that is in effect as of, and is expected to continue after, the date of these financial statements, produce revenues to support cash flow, extend maturities on existing debt obligations, and continue to cut and control costs as necessary to ensure the business is able to meet its obligations as they come due. If and as market conditions allow, management also plans to evaluate authorization of a new equity or debt financing, including one or more future Regulation Crowdfunding campaigns. As discussed in Note 5, the Company's recently authorized Series CF Non-Voting Preferred Stock has been authorized in sufficient number of shares for the Company to raise up to $5 million total, including the maximum $2 million offering size of the Current Additional Crowdfunding Offering (see Note 5). No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: DEBT

Notes Payable

In 2019, 2018, and 2017, the Company received loans from existing stockholders of the Company and certain non-stockholders persons related, affiliated, or personally known to existing stockholders of the Company for total principal of $379,500, $278,500, and $25,000, respectively. The loans were to mature on December 31, 2021 or upon the sale of the Company, whichever is earlier, and bear 4% interest per annum.

In April 2020, the Company and certain holders of promissory notes agreed, through limited private placement offering, to convert a portion of these notes payable and accrued interest as of the date of conversion amounting to $550,000 and $30,084, respectively, into 464,067 shares of series B non-voting preferred stock (see Note 5). The Company recognized $170,208 related to the fair value of warrants issued in extinguishment of these loans.

On January 12, 2022, the Company paid $18,302 applying $11,901 to accrued interest and the balance of $6,401 to the principal amount.

The outstanding principal balance as of December 31, 2022 and 2021 amounted to $121,599 and approximately $128,000, and accrued interest payable on these notes amounted to $4,705 and $11,732, all respectively. Interest expense for the years ended December 31, 2022 and 2021 was $4,872 and $5,469, respectively.

Bridge Loans

In December 2019, the Company authorized a short-term non-convertible bridge loan facility, to be funded by existing stockholders of the Company and certain non-stockholder persons related,

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

affiliated or personally known to existing stockholders of the Company, in the maximum aggregate principal amount of $125,000, which was reduced to $82,500 in 2020. The instruments matured on June 30, 2020 or upon the sale of the Company, whichever is earlier, and bear 18% interest per annum. As of December 31, 2020, these notes were in default. In 2021, the loan maturities were extended to June 30, 2021, and then to July 29, 2021, with retroactive application to the original maturity date nullifying the default. As of December 31, 2021, these notes were in default again as the reduced principal amount of $82,500 and accrued interest were still outstanding as of this date. In April 2022, the loan maturities were extended to May 31, 2022, with retroactive application to the original maturity date nullifying the default.

All these notes remained outstanding as of December 31, 2021 amounting to $82,500. All of the outstanding bridge loan indebtedness was satisfied in full effective May 31, 2022 pursuant to a negotiated conversion of such indebtedness into 92,435 shares of the Company's Series B Non-Voting Preferred Stock with an original issue price of $1.25 per share in a limited private placement offering that closed on May 31, 2022. The terms of such conversion included a negotiated interest accrual termination date of April 15, 2022, which date preceded the May 31, 2022 closing date for the limited private placement offering. The total principal and total accrued interest payable satisfied by such negotiated conversion of bridge loan indebtedness were $82,500 and $33,044, respectively.

Interest expense of $4,095 and $14,850 were incurred on these loans during the years ended December 31, 2022 and 2021, respectively, and interest payable as of December 31, 2022 and 2021 amounted to $0 and $28,775, respectively.

Accounts Receivable Factoring

In 2019, the Company entered into agreements with various non-bank entities under which future accounts receivable (AR) may be purchased for a discount. A lien against the Company assets may also be filed to further ensure collection of the AR. Repayments are made daily under the agreements terms. The Company received $106,668 during 2019 under such relationships and made payments of $4,480, $32,469 and $69,719 during 2021, 2020 and 2019, respectively. The payments beyond principal loaned are recorded as interest expense, which total $9,144 for the year ended December 31, 2021. These facilities are secured by the Company's assets. Due to the global pandemic, the Company ceased making payments on these obligations in March 2020 and was in default as of December 31, 2020. The Company has reached a negotiated resolution with the counterparties in 2021 and repaid each factoring arrangement. The balances due under these relationships as of both December 31, 2022 and 2021 and 2020 were $0.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Upon incorporation, the Company authorized 2,846,077 shares of $0.001 par value common stock and 813,537 shares of $0.001 par value preferred stock. On May 16, 2018, the Company amended and restated its articles of incorporation (referred to under Delaware law as a certificate of incorporation) (the "First Amended Articles") to authorize additional share classes, to convert all outstanding common stock to Class A Common Stock, and to subject all outstanding common stock and preferred stock to an 8.2-for-1 stock split. All outstanding share and per-share amounts disclosed for all periods presented have been retroactively adjusted to reflect the effects of the stock split.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

The First Amended Articles authorized a total of 11,000,000 shares of Class A Common Stock ($0.001 par); 6,000,000 shares of Class B Non-Voting Common Stock ($0.001 par); and 4,181,850 shares of Preferred Stock ($0.001 par). Pursuant to the First Amended Articles, the Company designated 2,021,850 shares of preferred stock as Series A Preferred Stock and 2,160,000 shares of preferred stock as Series B Non-Voting Preferred Stock.

On October 25, 2022, the Company further amended and restated its articles of incorporation (referred to under Delaware law as a certificate of incorporation) (the "Second Amended Articles") to, among other things, authorize an additional share class and adjust the number of authorized shares of certain existing share classes.

The Second Amended Articles authorized a total of 11,000,000 shares of Class A Common Stock ($0.001 par); 6,666,014 shares of Class B Non-Voting Common Stock ($0.001 par); and 4,847,864 shares of Preferred Stock ($0.001 par). Pursuant to the Second Amended Articles, the Company has designated 2,021,850 shares of preferred stock as Series A Preferred Stock, 626,014 shares of preferred stock as Series B Non-Voting Preferred Stock, and 2,200,000 shares of preferred stock as Series CF Non-Voting Preferred Stock.

Preferred Stock

As of both December 31, 2022 and 2021, 2,021,850 shares of Series A Preferred Stock were issued and outstanding. As of December 31, 2022 and 2021, 626,014 and 528,067 shares of Series B Non-Voting Preferred Stock were issued and outstanding, respectively. As of December 31, 2022 and 2021, 37,499 and 0 shares of Series CF Non-Voting Preferred Stock were issued and outstanding, respectively.

Series A Preferred Stockholders vote along with Class A Common Stockholders and have additional voting rights in certain circumstances, while Series B Non-Voting Preferred Stockholders and Series CF Non-Voting Preferred Stockholders do not have voting rights. The preferred stockholders have certain dividend preferences over common stockholders, an optional conversion right where the Series A Preferred Stock are convertible into Class A Common Stock at a dilution protected 1:1 rate and each of the Series B Non-Voting Preferred Stock and Series CF Non-Voting Preferred Stock are convertible into Class B Non-Voting Common Stock at a dilution protected 1:1 rate, and automatic conversion upon certain voting requirements or upon an initial public offering meeting certain criteria (as defined in the Second Amended Articles).

The Series CF Non-Voting Preferred Stock has a special dividend entitlement that is sourced and payable solely from specified revenues of the Company's recently created IX Water Reclamation business division at a rate of 5% of the gross cash revenues from this division. Such special dividend entitlement is subject to the additional terms, including a maximum payout amount of $0.625 per share (subject to appropriate adjustment in the event of any future stock dividend, stock split, combination or other similar recapitalization with respect to the Series CF Non Voting Preferred Stock) and early termination rights, as are specified in the Second Amended Articles.

With the exception of priority payment at the time of a liquidation event of certain unpaid amounts relating to the special dividend as described above for issued shares of the Series CF Non-Voting Preferred Stock, the Company's liquidation priorities are as follows: (i) the Series B Non-Voting Preferred Stockholders are entitled to a liquidation preference over Series A Preferred Stockholders, Series CF Non-

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

Voting Preferred Stockholders and Common Stockholders of $1.25 per share, subject to dilution protections; (ii) the Series A Preferred Stockholders are entitled to a liquidation preference over Series CF Non-Voting Preferred Stockholders and Common Stockholders of $0.749512 per share, subject to dilution protections; (iii) the Series CF Non-Voting Preferred Stockholders are entitled to a liquidation preference over Common Stockholders of $2.50 per share, subject to dilution protections; (iv) any remaining assets are distributed ratably to common stockholders. The total liquidation preferences as of December 31, 2022 and 2021 amounted to $2,391,789 and $2,175,607, respectively.

In April 2020, the Company conducted a limited private placement offering for the primary purpose of implementing negotiated conversion of a substantial portion of indebtedness owed to existing stockholders of the Company and certain non-stockholder persons related, affiliated, or personally known to existing stockholders of the Company.

Pursuant to such limited private placement offering:

(a) $550,000 of the principal amount of the notes payable described in Note 4, together with accrued and unpaid interest thereon, were converted to equity on April 10, 2020. The equity issued to holders of the debt so converted included (i) 464,067 shares of the Company's Series B Non-Voting Preferred Stock (equivalent to $580,084 based upon the $1.25 price per share of such Series B Non-Voting Preferred Stock) and (ii) warrants to acquire up to 440,000 shares of the Company's Class B Non-Voting Common Stock at an exercise price per share of $1.25 per share.

(b) On April 10, 2020, a warrant to acquire up to 40,000 shares of the Company's Class B Non-Voting Common Stock at an exercise price per share of $1.25 per share was issued to the first purchaser of the Company's Series B Non-Voting Preferred Stock (which purchase occurred in May 2018), in consideration of being the first purchaser of Series B Non-Voting Preferred Stock.

(c) $30,000 of existing accounts payable owed to one of the Company's legal providers was repaid by conversion into 24,000 shares of the Company's Series B Non-Voting Preferred Stock. This was a partial conversion of accounts payable balance. No warrant was issued as part of this debt conversion.

All such warrants are fully vested, have an exercise price of $1.25 per share, and expire on April 1, 2025.

In April 2022, the Company' Board of Directors and requisite stockholders approved a limited private placement offering reserving up to 100,000 unissued shares of Series B Non-Voting Preferred Stock with an original issue price of $1.25 per share, for the sole purpose of implementing negotiated conversion of certain indebtedness owed to existing stockholders of the Company (including existing stockholders/investors currently holding positions as directors and/or officers of the Company). The offering was completed on May 31, 2022, and the Company issued a total of 97,947 shares of Series B Non-Voting Preferred Stock as a result of the conversion of the then outstanding principal in the amount of $87,475 and accrued interest of $34,966.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

In October 2022, the Company's Board of Directors and requisite stockholders approved the following: (1) 2,200,000 shares of a new non-voting preferred security designated the "Series CF Non-Voting Preferred Stock" with an original issue price of $2.50 per share and a special dividend entitlement, for use in additional crowdfunding campaigns as authorized by the Company's Board of Directors during the next three years, not to exceed $5 million total and permitting the Company to issue up to 10% "bonus shares" in each such additional crowdfunding campaign; and (2) a first additional crowdfunding campaign for the newly authorized Series CF Non-Voting Preferred Stock with a maximum offering size of $2 million and an allocation of up to 10% "bonus shares" for such crowdfunding campaign. Such first additional crowdfunding campaign launched in November 2022 and is referred to in these financial statements as the "Current Additional Crowdfunding Offering." During the year ended December 31, 2022, the Company received total gross proceeds of approximately $85,225 for the issuance of 37,499 shares of Series CF Non-Voting Preferred Stock (which includes "bonus shares"), and incurred total offering costs of $54,394, in connection with this Current Additional Crowdfunding Offering. As of December 31, 2022, $0 of the invested funds were held under escrow and recognized as escrow receivable in the balance sheet. As of December 31, 2022, the Company had received an additional $463 of distributed proceeds from Wefunder, the funding portal for the Current Additional Crowdfunding Campaign, which proceeds related to subscriptions of ineligible subscribers in such offering. As discussed in Note 9, such $463 were returned to Wefunder in March 2023 (for Wefunder to then return to the applicable ineligible subscriber(s)), by deduction from a subsequent distribution of investment proceeds. The status of the Current Additional Crowdfunding Offering as of the date of these financial statements is discussed in Note 9.

Common Stock

As of both December 31, 2022 and 2021, 8,366,699 shares of Class A Common Stock were issued and outstanding. As of December 31, 2022 and 2021, 1,672,899 and 1,471,329 shares of Class B Non-Voting Common Stock were issued and outstanding, respectively.

Class A Common Stock and the Class B Non-Voting Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters with the exception of voting rights, where Class B Non-Voting Common Stock do not have voting rights. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock set forth in the Second Amended Articles.

In 2020, the Company undertook an offering of its Class B Non-Voting Common Stock under Regulation Crowdfunding in the maximum offering amount of $1,070,000 and at a price of $1.25 per share, which was then increased to $2,000,000 in 2021 as approved by the Company's Board of Directors. This initial crowdfunding offering of the Company concluded in 2022. Following the fund reconciliations after the offering deadline in January 2022, the Company has issued a total of 1,672,899 shares of Class B Non-Voting Common Stock for $1,960,513 cash consideration in total. During the years ended December 31, 2022 and 2021, the Company received total gross proceeds of $235,091 and $1,219,002 from this offering, respectively. The Company incurred total offering costs of $34,222 and $113,405 in connection with this offering during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, $0 and $92,633 of the invested funds are held under escrow and recognized as escrow receivable in the balance sheet, respectively. In addition, 31,368 shares of Class B Non-Voting Common Stock (which is the number of shares equal to two percent

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

(2%) of the $1,960,513 total amount of investments raised in the crowdfunding campaign) are issuable to StartEngine Capital, LLC, the intermediary/funding portal for the crowdfunding campaign, as compensation for services provided to, or for the benefit of, the Company in connection with the crowdfunding offering, but were reserved and unissued as of December 31, 2022 and continue to be reserved but unissued as of the date of these financial statements.

<u>Class B Common Stock Warrants</u>

In April 2020, the Company granted 440,000 Class B Common Stock warrants in relation to the conversion of notes and interest payable and 40,000 Class B Common Stock warrants to the first purchaser of the Company's Series B Non-Voting Preferred Stock. The warrants issued are exercisable at $1.25 price per share, expire after five years in 2025, and are fully vested at the grant date.

During the years ended December 31, 2022 and 2021, no Class B Common Stock warrants were exercised, and all 480,000 warrants remained outstanding as of December 31, 2022 and 2021. The warrants have weighted average remaining term to expiration of 2.25 years as of December 31, 2022.

<u>Stock Options</u>

The Company has reserved 125,000 shares of Class B Non-Voting Common Stock for stock options or other equity compensation awards issuable to employees or directors of, or consultants or advisors to, the Company pursuant to one or more plans, agreements or other written arrangements not yet established.

NOTE 6: RELATED PARTY TRANSACTIONS

<u>Due from Related Parties</u>

During 2019, a company under common control paid certain expenses on the Company's behalf. The amount due to this related party as of December 31, 2019 was $19,596. This obligation bears no interest and is payable on demand. The balance was repaid in full in January 2020 and the Company advanced more than the expenses incurred to its related party in 2020-2022. As of December 31, 2022 and 2021, the Company had amounts due from this related party amounting to $60,692 and $30,121, respectively.

The Company previously incurred expenses that benefitted not only the Company but also its NGO, IX Power Foundation, Inc., an IRS designated 501(c)(3). Deborah Blackwell, a member of the Company's management team, serves as CEO of IX Power Foundation, Inc. The Company and IX Power Foundation have agreed that IX Power Foundation will reimburse the Company for a portion of such expenses, in the amount of $12,819. Such expense reimbursement is payable on demand and does not bear interest. $12,819 was due to the Company as of December 31, 2022 and 2021 under this arrangement.

<u>Due to Related Parties</u>

In 2020, the Company received advances from three officers or directors of the Company amounting to $63,975 for specific expenses and disbursements of the Company, such as application for a certification. These advances are non-interest bearing and are considered payable on demand. During

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

2021, the Company made cash payments amounting to $42,302. During 2022, the Company made cash payments amounting to $11,698. $4,975 of these advances, together with a negotiated accrued interest payable amount of $1,915, were satisfied in full effective in 2022 pursuant to a negotiated conversion of such indebtedness into 5,512 shares of the Company's Series B Non-Voting Preferred Stock with an original issue price of $1.25 per share in a limited private placement offering that closed on May 31, 2022. The outstanding balance amounted to $5,000 and $21,673, as of December 31, 2022 and 2021, respectively.

In November and December 2022, the Company received advances from existing stockholders of the Company, including one existing stockholder who is also a director of the Company, amounting to $41,000 for specific expenses and disbursements of the Company. The portion of such $41,000 advanced by the existing stockholder who is also a director of the Company is $5,500. These advances are non-interest bearing and are considered payable on demand. As of December 31, 2022 and 2021, the outstanding balance amounted to $41,000 and $0, respectively.

Notes Payable to Related Parties

The notes payable outstanding as of December 31, 2022 and 2021 discussed in Note 4 were held by an officer and director of the Company. During 2022 and 2021 the Company made repayments of $6,401 and $5,000, respectively. As of December 31, 2022 and 2021, outstanding notes payable to related parties amounted to $121,599 and $128,000, respectively.

Bridge Loans to Related Parties

$15,000 of the bridge notes outstanding as of December 31, 2021 and converted to stock in 2022, as discussed in Note 4, were held by an officer and director of the Company.

Other Related Party Transactions

In 2013, the Company's founder, IX Power LLC, acquired rights and interest in a patent rights and entered into a Royalty-Sharing Agreement and Joint Invention Management Agreement (the "Joint Invention RSA"). From the Company's incorporation until July 2017, the Company was licensing the patent rights from IX Power LLC. In July 2017, IX Power LLC and the Company completed an outright assignment of the patent rights from IX Power LLC to the Company, and the Company assumed IX Power LLC's obligations under the Joint Invention RSA. The allocated patent expense paid by the Company amounted to $65,000, which was recorded by the Company as intangible asset. Certain of core technology is co-owned with third parties. The Company serves as the Managing Party under the Joint Invention RSA, with exclusive management rights and responsibilities for the Joint Invention, including with respect to patent prosecution and licensing. The Joint Invention RSA provides for royalty payments to the other owners in the event the Company generates direct sales revenues or license revenues from water treatment systems developed based upon the Joint Invention, and certain associated reporting and accounting requirements for royalties that become due. While the Company intends to comply with its obligations under the Joint Invention RSA, an uncured breach by the Company of its obligations under the Joint Inventions RSA gives the other owners the right to remove the Company as Managing Party under the Joint Invention RSA or terminate the agreement. While the Company believes such removal or termination is unlikely, if either occurred, the Company would lose its exclusive right to control commercialization of the Joint Invention. If the agreement is terminated, the Company retains its ownership interest in the Joint Invention but any limitations on

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

activities of the other co-owners of the Joint Invention (including those that may be competitive to the Company' business) are eliminated. Thus, a removal of the Company as Managing Party under the Joint Invention RSA or a termination of the Joint Invention RSA, if either were ever to occur, could harm the Company's business, financial condition, operations and cash flows. The Company is obliged to royalties of 2.5%-5% under the agreement.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a ROU asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022, and its impact was discussed in Note 2 to the financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Operating Lease

The Company entered into a lease agreement for storage space, which is being rented on a month-to-month basis with an average monthly payment of approximately $700.

In April 2021, the Company entered into a 5-year lease agreement for a commercial space from June 2021 to May 2026. The agreement called for a security deposit of $7,892 and monthly payments of $5,233 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 3.4% (currently $2,389 per month) of the common area maintenance charges of the premises. The Company recognized an operating ROU asset and operating lease liability, both for $271,106, using the Company's incremental borrowing rate at 4% and remaining lease term of 4.42 years. As of December 31, 2022, the carrying amount of the operating ROU asset was $212,035, net of accumulated amortization of $59,071 and the carrying amount of the operating lease liability was $211,694, net of unamortized interest of $15,775. As of December 31, 2022, the remaining term of this lease was 3.42 years.

For the years ended December 31, 2022 and 2021, rent expenses was $105,379 and $74,917, respectively.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

The following is a schedule of operating lease liability as of December 31, 2022:

2023	$	60,420
2024		67,784
2025		69,817
2026		29,448
Total undiscounted cash flows		227,468
Unamortized interest		(15,775)
Present value of operating lease liability	$	211,694
Operating lease liability, current	$	52,804
Operating lease liability, non-current		158,889
Present value of operating lease liability	$	211,694

Supplemental cash flow information related to leases for the year ended December 31, 2022 is as follows:

Cash paid for amounts included in the measurement of lease libility:		
Operating cash flows for operating leases	$	69,282
Lease liability arising from obtaining right-of-use asset:		
Operating lease	$	271,106

NOTE 9: SUBSEQUENT EVENTS

Current Additional Crowdfunding Campaign

The Current Additional Crowdfunding Campaign described in Note 5 remains in effect as of, and is expected to continue after, the date of these financial statements. Subject to final funds reconciliations to be provided by intermediary Wefunder to the Company, the Company has raised an additional $149,960 of gross proceeds under this offering in 2023 to the date of these financial statements. So long as such final funds reconciliations do not result in any adjustments to the gross proceeds figure based upon recall of funds from subscriber(s)' payment providers, the Company will issue an additional 65,981 shares of its Series CF Non-Voting Preferred Stock (which includes "bonus shares") in exchange for such $149,960 of gross proceeds. In connection with the first two rolling closings of the Current Additional Crowdfunding Campaign, which occurred on December 21, 2022 and January 20, 2023, the Company received $6,568 in total of distributed proceeds from Wefunder, the funding portal for the Current Additional Crowdfunding Campaign, which proceeds related to either (i) subscriptions of ineligible subscribers in such offering or (ii) subscriptions of eligible subscribers in such offering whose committed funds were recalled by the subscriber's payment provider after disbursement and so resulted in cancellation of the subscription, and are not included in the gross investment proceeds figures for the Current Additional Crowdfunding Campaign. The entire $6,567.50 amount was returned to Wefunder in March 2023 (for Wefunder to then return to the applicable ineligible subscribers), by deduction from a distribution of investment proceeds by Wefunder to the Company in March 2023.

IX Power Clean Water, Inc.
Notes to the Financial Statements
As of December 31, 2022 and 2021 and for the years then ended

Management's Evaluation

Management has evaluated subsequent events through April 24, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C
TO IX POWER CLEAN WATER, INC. FORM C/A FILED 28 APRIL 2023

PROFILE SCREEN SHOTS

[See attached]

INVEST IN **IX POWER CLEAN WATER INC**

Recycling unconventional waters and industrial wastewater to protect American agriculture





MACHINES• RECLAMATION

ixwater.com Golden CO

Highlights

1. 💲 A $280 billion annual global market in need of a solution. $1 million WIP, $30 million sales funnel.
2. 💧 Trillions of gallons of water that should be treated and used instead of using freshwater.
3. 👷 Experienced team with 25+ years in commercializing Department of Energy innovations.
4. 📃 Leveraging patented technology developed at Los Alamos National Laboratory & other Federal labs & universities
5. 🌲 Environmentally friendly proprietary technology cuts current costs by 50% or more.
6. Raised ~$2 million on StartEngine to add to ~$2.5million by founders and accredited investors.

Our Team



John R (Grizz) Deal CEO & Executive Chairman

Experienced CEO with a demonstrated history of success in the clean energy industry and many InfoTech industries.

The founders care deeply about two things: having a positive impact on the planet and its societies, and making a good return on their business ventures. Water is a natural industry in which to have that kind of positive impact: for our stockholders and humankind at large.



Randy Wilson CFO

Over 20 years in senior financial management with an emphasis on technology-based business startups and expansions. Treasurer of the New Mexico Angels.



Deborah A Deal VP Marketing & Sales

Award-winning marketing, sales, and promotion executive in energy, water, and IT industries.

"We leverage unconventional water resources to help water stressed communities all over the world — and starting our service business in Southern California, site of the worst drought in 1,200 years."

OUR STORY

IX Water is helping solve the global water crisis. IX Water machines treat unconventional and waste waters from groundwater, industry, mining, landfills, and hydrocarbon recovery. This provides more water exactly where it is needed, and helps industry dramatically lower the cost of dealing with their wastewater.

We Sell Water Treatment Machines
Each year trillions of gallons of water go to waste because it's too contaminated to be used for much of anything. This includes water generated from oil & gas wells, as well as wastewater from manufacturing, industry, refining, and urban runoff. Leveraging tech licensed from the New Mexico Institute of Mining and Technology, Los Alamos National Laboratory, and the University of Texas, we manufacture machines to treat that wastewater at a fraction of the cost of other methods—**making recycling industrial wastewater a reality.**

Our competitive advantage is a set of cold reactors that utilize a series of unique filtration media that can be recharged in the field and used hundreds of times before replacing the media. This saves our users 50% or more on the cost of dealing with their wastewater.

We Treat & Recycle Water as a Service
In addition to building and selling IX Water Machines, we're forming a new service division to treat wastewater at the source. IX Water Reclamation is launching in Kern County, California—home to one of the biggest agricultural centers on the planet, but also suffering through the worst drought in 1,200 years.

California produces roughly one third of America's vegetables and two thirds of the country's fruits and nuts. The central valley alone produces more than 8% of America's entire agricultural output by value and produces roughly a quarter of the nation's supply of food. More than 250 different kinds of crops are grown by farmers in California



We treat the dirtiest industrial wastewater so it can be used back at the plant, recycled for agriculture, or used to renew water resources.

THE PROBLEM

Oil & Gas, manufacturing, and industry produces tons of unusable water, but up until now it has been expensive to treat & difficult to dispose of.

The process of mining for oil and gas leaves behind incredible amounts of water. This water, due to its contamination with toxic pollutants such as heavy metals, hydrocarbons, and sulfur compounds, is useless and presents companies with the expensive and energy-intensive task of disposing of the wastewater.

As much as 99% of what an oil well brings to the surface is this "produced water."

Manufacturing and industrial processes also generate similarly contaminated wastewater.

Current methods of disposal include deep well injections and open pit evaporation, both of which are very expensive, land intensive, and can cause environmental damage, as well as other costly and energy-intensive approaches.





Traditional industrial water evaporation pit, used to separate sludge from water.

THE SOLUTION

IX Water has created a way to recycle this contaminated water.

We've developed machinery to treat water that is <u>at least 50% less expensive</u> than other methods or of disposal. With the enormous amount of industrial wastewater in front of us, we believe our cost-effective and environmentally friendly solution will be a market winner. On top of all of this... we're hoping to keep this leg up because our technology is already patented.





We build both stationary and mobile treatment machines



INVEST NOW
To Save the World's Water »

THE MARKET

$280 billion annual market opportunity

In 2021, the global oil & gas and industrial process community generated a $280 billion per year problem: their wastewater.



$280 billion
Market Opportunity

OUR TRACTION

Patents acquired and first purchases received!

The technology was invented by scientists and engineers at the world-renowned Los Alamos National Laboratory in a unique collaboration with the University of Texas and New Mexico Tech, and then productized and commercially tested by the IX-Force.






After acquiring our patents, we spent years designing, developing, and testing our commercial products.

We've won multiple grants and competitions in the startup and produced water worlds, and after validating our product with industry, we began our commercial sales program in the summer of 2019.

Since then we've received initial orders, begun the services division, and made strides in the industrial and oil and gas spaces by landing key partners in the industry.





IX Water portable demonstration units (1/5th scale)

WHAT WE DO

We make recycling produced water both economically and environmentally feasible

We manufacture and sell multiple products predicated on our proprietary technology. Our systems remove 99.81% of all contaminants from water (meeting US EPA, European Union, and Chinese regulations standards) at less than 50% of the cost of traditional treatment methods — all the while minimizing waste.


Step 1
Remove Suspended Solids
Filtrate
Filter Unit & Vortex Chamber
Feedwater
1
2
3
Recirculation & Solids Collection Chamber
Recirculation
4
Concentrate


Step 2
Remove Metals, Hydrocarbons, & Scalants
Dissolved Metals
Dissolved Hydrocarbon
Fouling Chemicals


Step 3
Concentrate Salt
IX POWER

The proof is plain to see

Below is a chart showing a typical IX Water pre and post treatment analysis. IX Water does the job!

Contaminant	Units	Pre-Treatment	Post Treatment	Effective Removal	Meet or Exceed Standards?
Benzene	mg/L	3.68	0.0050	99.99%	YES
Ethylbenzene	mg/L	1.33	0.0030	99.74%	YES
Toluene	mg/L	8.73	0.0102	99.88%	YES
Xylenes, total	mg/L	4.21	0.0036	99.91%	YES
Aluminum	ug/L	18,300	35.7	99.80%	YES
Arsenic	ug/L	87.9	ND	100%	YES
Barium	mg/L	2.01	0.004	99.99%	YES
Beryllium	ug/L	14.1	ND	100%	YES
Cadmium	ug/L	18.1	ND	100%	YES
Calcium	mg/L	1,030	0.050	99.99%	YES
Chromium III	ug/L	330	1.7	99.48%	YES
Copper	ug/L	634	ND	100%	YES
Iron	ug/L	9,950	25.6	99.97%	YES
Iron (Suspended)	mg/L	80	ND	100%	YES
Lead	ug/L	1,250	ND	100%	YES
Magnesium	mg/L	407	ND	100%	YES
Manganese	ug/L	17,100	ND	100%	YES
Nickel	ug/L	290	7.5	97.41%	YES
Potassium	mg/L	151	ND	100%	YES
Thallium	ug/L	8.6	ND	100%	YES
			Average	99.81%	


INVEST NOW
To Save the World's Water

THE BUSINESS MODEL

Sale of Treatment Machines
Gas and Oil, manufacturing, and industrial process companies buy our machines

Each one of our modules costs around between $200,000 and $450,000, and can be connected in a system with up to 25 modules — meaning sales can range up to $12 million per order.

We also generate revenue through the sale of replacement products and maintenance of our machines.


$200,000-$12M
Revenue Per Order
SaltClear
CSTR
PartiClear
MetalClear
OrganiClear
IX
POWER

Those same customers can now have IX Water Reclamation treat and recycle their water

Our new service division is starting out in Bakersfield, California to service Kern County.

IX Water Reclamation is created to meet the following objectives:

· Operate IX Water wastewater treatment systems as a service for industry and charge for treatment of unconventional sources of water on a volume basis.

· Provide a showcase for IX Water wastewater treatment systems.

· Provide immediate and on-going revenue to the Company.

· Enable a new source of water for agriculture.

· Provide a model for how unconventional sources of water can be treated and deployed to water stressed regions around the world.


$456,250 to $684,375
Revenue per Year per Customer
SaltClear
CSTR
PartiClear
MetalClear
OrganiClear
IX
POWER
CLEAN WATER

Initial Location for IX Water Reclamation

The initial location of the Reclamation division will be in Bakersfield, California to serve the Southern Central (San Joaquin) Valley, including Kern County.

Kern County is home to $8 billion of annual agricultural production and 119 million bbl (42 gallon barrels) of oil and 129 billion CF (cubic feet) of gas annually from some 47,750 wells. The oil wells in the region are in many cases integrated within farm acreage or in a nearby field, providing a natural place to discharge treated oil & gas produced water.


Kern County, CA - Wells and Farm Land
Crop Types
Unclassified Fallow
Truck, Nursery, & Berry Crops
Deciduous Fruits & Nuts
Pasture
Vineyards
Field Crops
Young Perennial
Grain & Hay
Citrus & Subtropical
Urban
Well Types
Dry Gas
Gas Disposal
Injection
Multi-Purpose
Observation
Oil & Gas
Pressure Maintenance
Cyclic Steam
Steamflood
Unknown
Waterflood
Water Source
Dry Hole
IX POWER

Tens of thousands acres of farmland amidst tens of thousands of water producing oil wells.


The public invests in IX Power Clean Water Inc via WeFunder
WEFUNDER
IX POWER CLEAN WATER
The funds we raise are used to fund capital equipment, manufacturing, and day to day operations of our two business units.
IX WATER MACHINES
Builds & sells water treatment machines.
IX WATER RECLAMATION
Service division that treats industrial wastewater using our treatment machines and supports machine sales via real-world demostrations.
Sources of Revenue
IX Water machines generates revenue by selling machines, service, and sale of replacement media.
IX Water Reclamation generates revenue by treating wastewater, charging by the barrel.
24h
Benefits
Increased IX Water Clean Water, Inc. stockholder value
Increase in available water for agriculture and the natural environment
Lower cost to wastewater producer
Lower CO2 levels from leveraging existing water resources
Reuse • Recycle • Reclaim

OUR PROJECTIONS

Management has taken a conservative approach to our operating plan.

Given the very large market for our products, sales projections take into account many factors. This includes the size of the market, geographic proximity of targeted customers, the number of IX Water machines that can be built using existing our resources, supply chain, and sub-contracting capabilities, the number of units that can be reasonably sold per salesperson per year, and the

"contact to contract" steps and time required.

The use of authorized representatives, marketing partners, as well as formal manufacturers' reps provides IX Water with a "force multiplier" for its internal sales team and marketing efforts, greatly expanding our ability to sell our products world-wide.

Overhead may appear low, but that is because Management includes the cost of manufacturing labor in Cost of Goods Sold (COGS) given our "just in time" manufacturing model.

IX Water product manufacturing relies on many out-sourced components. These include reactor casks, pumps, piping, as well as control and monitoring software and hardware. The Company has a supply chain where at least two sources within each geographic market can supply our components and raw materials.

Adequate cash flow is achieved because industrial customers are used to paying 50% of the cost of such products as a down payment, and international customers normally provide a letter of credit through an internationally recognized bank with which IX Water's bank can determine credit-worthiness and milestone-based payments.

Below is the updated four-year projected business plan, commencing 1 December, 2022 (see the section of Offering Memorandum included in the Form C titled "The Company and its Business: Updated Projected Operating Plan").



The above chart is a summary chart of the Company's projected operating plan for the next four years.

**For the above chart, please see the forward-looking statements disclosure in Part I of Addendum 1 to the Offering Memorandum included in the Company's Form C.

HOW WE ARE DIFFERENT

We reduce the complexity of traditional water treatment while lowering the cost

We believe that traditional water and sewage treatment methods just don't cut it when it comes to industrial wastewater. Large construction and service firms have been trying to solve the problem of oil & gas produced water for years, and in our opinion they have failed. The reason these other companies have failed in our view is because they bring to bear traditional water treatment tech — lots of land, chemicals, additives, and old fashioned methods. In fact, some of our competitors literally bid plant cost based on how much concrete they can pour, and how many of their people they can sell to operate the plant.

IX Water is different. Our machines provide real-time treatment in a modular fashion, that integrates with existing equipment, are easily scaled, and can be operated by a single person.

Our systems are much cheaper to buy and operate, and leave a dramatically less amount of waste than our competitors.


The conventional process was overly complicated.
Circulating Drainage
RO Concentrated Water
Desalting Drainage
Ozone Catalyst
(2) High Efficiency Clarifier
(4) Biological Aerated Filter
Middle Basin
(Salt-removed Water)
(9) Reverse Osmosis (RO1) Filter
(8) Ion Exchange Column
Basin
(6) Active Carbon Filter
(5) Multi-Media Filter
RO Producing Water Tank
(NaCl Concentrated Stream)
Steam
(9) Reverse Osmosis (RO2) Filter
(10) Nanofiltration (NF)
NaCl Tank
(11) Evaporator
NaCl Tank
(11) Evaporator
Na2SO4 Tank


So, we simplified it.



CTSR   PartiClear   MetalClear   SaltClear
                      OrganiClear
                      MetalClear++

We Use our Own Products

In addition to IX Water Reclamation, as part of our commercial testing and product refinement, we processed millions of gallons of water at a facility near Denver. The water intake was the nastiest produced and industrial water imaginable.

IX Water machines worked at such a high efficiency and efficacy that we secured a permit to put the treated water back into the South Platte River Basin.

THE VISION

Once the industry catches wind of us, there won't be another choice

Since we believe our product to be superior to our competitors on both the grounds of environmental sustainability and economic efficiency, we believe we will become the default choice for produced water treatment of companies within the gas and oil extraction industry.



> Our goal is to become the **default choice** for produced water treatment of companies within the gas & oil extraction industry.



OUR TEAM

We know how to solve big problems

Our team has over 25 years of success commercializing Department of Energy innovations.

We are a group of innovators with experience commercializing solutions for some of the world's most intimidating problems, such as pandemic modeling and safer nuclear reactors.

The original lead inventor of our tech, Dr. Jeri Sullivan, remains on board as well. Dr. Sullivan is a giant in the wastewater management field, and her expertise and experience are considered world class.



WHY INVEST

Join us in the marriage between economic efficiency and environmental sustainability

We know that the best way to create real change in the way our private industries handle the environment is to make the sustainable solution the only economically viable choice. That is what we have done with IX Water.

You should invest in IX Water if you believe that we need to protect our planet, and one way to do that is through innovative and economically feasible market solutions.







Effective, Low Cost, Green

IX Water products leverage re-usable media & OTS mechanical components to insure completely effective treatment at the lowest cost to you & the planet



Modern Tools & Innovations

IX Water tech was invented via a unique collaboration between staff at Los Alamos National Laboratory, the University of Texas, & New Mexico Tech.



A Team Who Cares

The IX Power team has worked together for decades to bring advanced science & technology to solve safe power & clean water issues.

INVEST NOW
To Save the World's Water

MEET OUR TEAM



John R. (Grizz) Deal, CEO

Director, Executive Chairman & Chief Executive Officer

John R. (Grizz) Deal has nearly thirty years of experience in technology commercialization, tech-based startups, fast-growing ventures, and product development.

Grizz was CEO and a co-founder of Hyperion Power Generation, a Los Alamos National Laboratory (LANL) spinout developing a Small Modular Reactor (SMR). He has also served as the chief marketing officer for Space Imaging and was the founder and CEO of LizardTech, one of the more successful LANL spinouts. Additionally, Grizz has served as Entrepreneur in Residence for the U.S. Department of Energy (DOE) National Nuclear Security Administration (NNSA) at Technology Ventures Corporation and as Visiting entrepreneur at Los Alamos National Laboratory. Grizz founded seven firms based on U.S. DOE technologies and holds graduate and undergraduate science degrees in geography from Texas A&M University.

Grizz is on the Board of the Riga Innovation Centre (RIC) in Latvia, the former Product Development Sensei for GVA Launch Gurus in Russia and Kazakhstan, a former adjunct faculty member at the Moscow School of Management Skolkovo, a member of the Texas A&M University College of Geosciences Advisory Council, a Mentor at the University of Northern Colorado BizHub Collaborative, and a Steering Committee member of the JeffCo Energy Action Project.

An Eagle Scout, Grizz spent nine summers working at Philmont Scout Ranch in Northern New Mexico as a guide and conservationist.

Grizz is a frequent speaker and writer on energy technology and policy, product development, starting and growing advanced technology-based ventures, and issues in raising capital for such ventures.

Grizz is full time with IX Water.



Randall Wilson

Director & Chief Financial Officer

Randall Wilson is one of two key founders and was Chief Financial Officer/Chief Operating Officer of Technology Ventures Corporation (TVC), a private foundation funded by Lockheed Martin Corporation to commercialize national laboratory-developed technologies. He was instrumental in growing the business from a single-site, five-person enterprise into a multi-site, multi-funded operation with more than 40 employees. He served in this capacity from 1993 to 2011 and remains active in the technology commercialization community.

In addition to his work at IX Power, Mr. Wilson serves as the CFO and Secretary/Treasurer of the Sandia Science & Technology Park Development Corporation, chair of the Sandia Science & Technology Park Tenant Association, and Treasurer of the New Mexico Angels (a private investment group).

Mr. Wilson was named a Top Performing CFO by the NM Business Weekly and served on New Mexico Governor Gary Johnson's Business Advisory Council. A graduate of Emory University, he also holds a Master's in Business Administration from Rollins College, and has completed numerous C-level professional development courses.

Randy works mostly at IX Water until Company development requires his full-time attention.





Deborah Deal-Blackwell, APR

Vice President and Chief Marketing Officer

Ms. Deal-Blackwell serves as the Vice President of Marketing for IX Power Clean Water and as the CEO of the IX Power Foundation. The sibling Deals have worked together as founders and executives of several firms over the last 20 years.

Before IX Power, Deborah co-founded Hyperion Power Generation. She served as the V.P. of Marketing & Public Relations for the company and as the top executive in Hyperion's Washington, D.C. office directed interaction with the U.S. Congress and all other federal agencies. Prior to Hyperion, she served as the CEO of the medical transportation charity Angel Flight Southeast, and before that worked around the globe as a marketing executive in the computer software, real estate, and hospitality industries. Her degrees in journalism-public relations and radio-TV were earned at the University of Central Florida. She is an accredited public relations specialist (APR) and member of the Public Relations Society of America (PRSA).

Deborah the founder and chair of the annual "Jeffco International Women's Day" celebration, Vice President of the Foothills Art Center, and Chair of the Jeffco Library Foundation's "Whale of a Used Book Sale." She is also a graduate of the Leadership Golden class of 2015/2016 and the Leadership Jefferson County class of 2015/2016, and has served terms on a number of local government-appointed and chamber of commerce committees. She recently concluded her term as a Trustee of the Jefferson County Library.

Deborah has been recognized as one of the Denver Business Journal's "Top Women in Energy in Colorado," and with The Elena Joyce Grissom Lifetime Achievement Award from the Jefferson County Library Foundation.

Deborah is full time with IX Water.



Dr. Otis (Pete) Peterson, Ph.D.

Chief Technology Officer

As Chief Technical Officer of IX Water, Dr. Peterson supervises the review of all water and power technologies and the coordination of research efforts in the public and private sectors. Among his many career accomplishments, Dr. Peterson is the inventor of the original design for the unique Hyperion Power Module. He holds six patents including those for his inventions of the cw Dye Laser and Alexandrite Laser, which earned R&D 100 awards. In the 1990's he served as science attaché at the American Embassy in London for environmental preservation and nonproliferation issues.

Dr. Peterson served as a group leader at Los Alamos National Laboratory (LANL) and held management positions at Eastman Kodak and Allied Chemical where he co-founded the laser-induced chemistry program. He was also a co-founder of the laser isotope separation program (AVLIS) at Lawrence Livermore Laboratory, which continued for 26 years. His inventions and many publications have been cited by other authors in the technical literature well over 1000 times. He is a fellow of the Optical Society of America. He earned his Ph.D. in physics at the University of Illinois.

Pete is full time with IX Water.



Dr. Robert Libutti, Ph.D.

Director & Chief Product Strategist

Dr. Libutti is responsible for Market and product development planning of our insanely great products.

Dr. Libutti is a co-founder and the former VP of Engineering and Strategy for Hyperion Power Generation and for the software company LizardTech. He is the author of the book "IBM's Systems Application Architecture." After working in the industry as an electrical engineer and as an officer in the U.S. Army, Dr. Libutti began a 32-year career with the IBM Corporation. He held various positions ranging from the IBM Applied Science representative to NASA Langley during the Project Mercury space shots to IBM Group Director, holding executive marketing and executive product development positions in the U.S., Europe, and Japan.

Dr. Libutti created the corporate business case, led the development team, and introduced the personal computer in Japan. He has served on several corporate boards, including Sapiens International, a publicly-traded, Israeli software company where he became co-CEO.Dr. Libutti holds a BS in Engineering Physics from Lehigh University and an MBA and a Ph.D. in Business Administration. Dr. Libutti is also a graduate of IBM's Systems Research Institute, earning the equivalency of a Master's degree in computer science.

Bob is part-time with IX Water.



Dr. Jeri Sullivan-Graham, Ph.D.

Inventor

Inventor

Dr. Sullivan-Graham is the lead inventor of the IX Water technology. She received her Ph.D. in Hydrology from New Mexico Tech in 1997. She also holds an M.S. in Geochemistry from UNC-Chapel Hill, and a Bachelor's Degree in Chemistry from the University of Virginia.

Jeri's entire career has been concerned with innovative techniques for cleaning contaminated water. Her current work includes the geochemical evaluation of water and media for growth of algae for biofuel production; experimentation for and design of water treatment methods for removing silica and organics from contaminated waters prior to use or desalination; and system model development for treatment and costs of water produced from Carbon Sequestration operations. She has over 12 years of expertise in adsorption and filtration water treatment methods for cleanup of oil and gas produced waters and the costs of treating these waters. Her other work includes statistical analysis of background groundwater chemistry on the Pajarito Plateau in northern New Mexico. She has worked as a chemist for radioactive waste characterization and disposal, hydrologic characterization and tracer studies, geochemistry of oil and gas industry disposal sites, saltwater contamination sites, and as an environmental consultant in characterization and remediation of air, soil, and water at hazardous waste and Superfund sites.

Jeri works on an as-needed basis with IX Water.



INVESTOR RESOURCES

The links below provide information on IX Water and the enormous need for our products.

Michael Burry is Investing in Water

https://www.killik.com/the-edit/why-michael-burry-is-investing-in-water/




THE
BIG
SHORT
THIS IS A TRUE STORY

Why California is Running Out of Water


Why California is Running Out of Water
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Watch on YouTube

Southern California Drought • The End of Tomatoes?

https://www.cnn.com/2022/10/17/us/california-drought-tomato-farmers-climate



Water: Last Week Tonight with John Oliver (HBO) (27 June 2022)

NSFW LANGUAGE WARNING — because it is John Oliver.


Water: Last Week Tonight with John Oliver (HBO)
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WATER



EXHIBIT D
TO IX POWER CLEAN WATER, INC. FORM C/A FILED 28 APRIL 2023

VIDEO TRANSCRIPT

[See attached]

EXHIBIT D TO IX POWER CLEAN WATER, INC. FORM C /A FILED 28 APRIL 2023
VIDEO TRANSCRIPT

Hi, I'm John Grizz Deal, CEO of IX Water.

IX Water is helping solve the global water crisis. IX Water machines treat unconventional and waste waters from groundwater, industry, mining, landfills, and hydrocarbon recovery. This provides more water exactly where it is needed, and helps industry dramatically lower the cost of dealing with their wastewater.

IX Water machines are the result of years of intense research at Los Alamos Lab, the University of Texas, New Mexico Tech — and hey, even friggin NASA.

Our competitive advantage is a system of cold reactors that use a series of unique filtration media that can be recharged in the field and used hundreds of times before replacing the media.

This saves our users 50% or much more on the cost of dealing with their wastewater.

We've got an exciting announcement that our shareholders and global user base have been requesting for years: we are creating a new "water treatment as a service division" of IX Water.

IX Water Reclamation will use portable IX Water machines and travel to customers' locations, treat their wastewater, and then make the treated water available for use back in the plant, for other uses like agriculture, or to help renew local water supplies.

We charge customers for treatment based on what's in their wastewater, and how much they have each time we visit them — but our goal is to charge much less than a a buck a barrel.

Each machine treats from 2,500 to 5,000 bbls a day of wastewater. You can see at those rates the revenue adds up fast and scales with each portable machine we deploy.

We project each machine will generate from $400,000 to around $750,000 a year.

A "Water Gang" of operators can operate multiple machines, thus controlling labor cost.

We thought long and hard about where to begin our water reclamation business —and have decided on Kern County California in around Bakersfield.

Why Kern County in the Southern California Central Valley?

1. Kern County has valuable agriculture that needs water.

Kern County has about a million acres of farmland and is one of the principal agricultural areas in the United States.

The county produces nearly $8 billion of crops each year including grapes, citrus, almonds, pistachios, and 250 other kinds of food crops — all these are grown here due to the Mediterranean climate and soil, but all require a bunch of water to grow.

2. This part of California is suffering though drought not seen for 1200 years. Without help, all of us will see our grocery spending go sky high — and also risk our food independence and exports.

3. Kern County has massive oil & gas operations that generate billions of gallons of produced water each year.

This one county has over 47,000 active oil & gas wells, many of which have been around for years… creating a massive amount of formation or "produced" water.

As you know, produced water is contaminated with hydrocarbons, metals, heavy metals, and salts.

This is where we come in. IX Water machines are specifically designed to treat those classes of contaminants to the point where the treated water can be discharged to the environment…or used to irrigate crops.

Kern County and Bakersfield are pretty unique in that the oil & gas industry is physically and socially integrated within the agricultural sector. It is really common to see green crops and a bunch of oil wells right next to each other.

This part of California also has a wonderful community, that supports both our strong and independent agricultural tradition — along with an energy industry that helps power our modern society.

The oil & gas industry is already providing produced water to the farmers in and around Kern County.

For decades formation water from oil & gas wells has been treated and diluted for use in growing crops.

What IX Water Reclamation is doing is treating produced water in near real-time for 50% or less than the cost of other methods…and that's water that won't have to be diluted with the limited freshwater supplies in the region.

I don't think it's at all dramatic to say your investment in IX Water to help us start IX Water Reclamation will help minimize the impacts of climate change and help save the agriculture industry in the Southern Central Valley of California and elsewhere.

We're doing something a bit different in our equity crowdfunding — it's really exciting.

Read the offering docs and our webpage here on WeFunder carefully to see how all that works.

I hope you'll join us in our mission for America to show the world how to reuse, recycle, and renew our precious water resources!

EXHIBIT E
TO IX POWER CLEAN WATER, INC. FORM C/A FILED 28 APRIL 2023

FORM OF INVESTMENT AGREEMENT (SUBSCRIPTION AGREEMENT AND JOINDER AGREEMENT)

[See attached]

IX POWER CLEAN WATER, INC.

SUBSCRIPTION AND JOINDER AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER, AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

To:

IX Power Clean Water, Inc.
Attn: John R. (Grizz) Deal

Physical Address:
17301 West Colfax Ave, Suite 110
Golden, CO 80401

Mailing Address:
P.O. Box 16999
Golden, CO 80402

Facsimile: +1 303-552-9109
E-mail: Grizz@IxWater.com

Ladies and Gentlemen:

      1.   <u>Background</u>. The undersigned understands that IX Power Clean Water, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the website of the Portal (as defined below) including the exhibits thereto (as the same may be amended from time to time, the "**Form C**"), and the Offering Statement which is included as Exhibit A to the Form C, including the addendums to such Offering Statement (as the same may be amended from time to time, the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors shares (each a "**Subscribable Share**" and, collectively, the "**Subscribable Shares**") of its Series CF Non-Voting Preferred Stock, par value $0.001 per share (the "**Series CF Non-Voting Preferred Stock**"), at a purchase price of $2.50 per share (the "**Purchase Price**"); provided, however, that the Company will issue "bonus shares" (each a "**Bonus Share**" and, collectively, the "**Bonus Shares**") to eligible investors in the Offering, including the undersigned if the undersigned qualifies as an eligible investor, as further described in Section 2 of this Agreement (this "**Agreement**"). The maximum number of Bonus Shares authorized for issuance in this Offering is the number of shares of the Series CF Non-Voting Preferred Stock equivalent to 10% of the maximum authorized Subscribable Shares. The Subscribable Shares and the Bonus Shares are referred to in this Agreement collectively as the "**Shares**" and each individually as a "**Share**."

The Company's Series CF Non-Voting Preferred Stock is convertible into shares of the Company's Class B Non-Voting Common Stock, par value $0.001 per share (the "**Class B Non-Voting Common Stock**"), as provided in the certificate of incorporation of the Company as in effect from time to time. A copy of the certificate of incorporation as presently in effect is included as Exhibit F to the Form C, and the conversion terms are summarized in the Offering Statement. The Shares and the shares of Class B Non-Voting Common Stock issuable upon conversion of the Shares are collectively referred to in this Agreement as the "*Securities*."

As of the initial launch date for the Offering: (a) the minimum amount or target amount to be raised in the Offering is $50,000, and the maximum amount to be raised in the Offering is $2,000,000; (b) up to 800,000 shares of the Series CF Non-Voting Preferred Stock are authorized for the offer, sale and issuance as Subscribable Shares in this Offering; and (c) up to 80,000 shares of the Series CF Non-Voting Preferred Stock are authorized for the offer, sale and issuance as Bonus Shares in this Offering. For purposes of this Agreement, the "**Target Offering Amount**" means, at any given time, the minimum amount or target amount to be raised in the Offering in effect as such time, as specified in the Form C and the accompanying Offering Statement and on the Portal's website; and the "**Maximum Offering Amount**" means, at any given time, the maximum amount to be raised in the Offering in effect as of such time, as specified in the Form C and the accompanying Offering Statement and on the Portal's website.

If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell and issue Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C, including the accompanying Offering Statement and the other documents included as exhibits to the Form C, which are available on the website of the Portal at https://wefunder.com/ixwater.

The undersigned understand and acknowledges that it is a condition to any purchase, sale and/or issuance, as the case may be, of any of the Shares by the undersigned pursuant to this Agreement that the undersigned becomes a party to, and bound by, the terms and provisions of the Company's Stockholder Agreement. A copy of the existing Stockholder Agreement is included as Exhibit G to the Form C. As used in this Agreement, the term "**Stockholder Agreement**" has the meaning given to such term in Section 9 of this Agreement.

2.   Bonus Shares. As stated in Section 1 above, the Company has authorized certain shares of the Company's Series CF Non-Voting Preferred Stock, equivalent to 10% of the maximum authorized Subscribable Shares, to be issued as Bonus Shares to eligible investors in this Offering (including the undersigned, if and to the extent applicable), as described below. The entire allocation of Bonus Shares may or may not be issued in the Offering. This depends on the number of investors who/that meet the eligibility criteria for Bonus Shares as further described below.

(a)   Completed Investment Requirement. If a subscriber of Subscribable Shares meets the eligibility requirements for Bonus Shares as set forth in Section 2(b) below, the relevant Bonus Shares will only be issued if, and concurrently with, the closing of the purchase and sale of the associated Subscribable Shares in accordance with the applicable subscription and joinder agreement.

(b)   Bonus Shares Eligibility Requirements. There are two circumstances under which Bonus Shares will be issued in this Offering, in each case subject to the completed investment requirement set forth in Section 2(a) above and the additional provisions set forth in Section 2(c) below:

1.   "early bird" subscriptions; and
2.   amount-based subscriptions, with respect to individual subscription (commitment) transactions.

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"Early Bird" Bonus Shares – 10% bonus shares will be issued to investors in the Offering who submit a subscription (commitment) on or before the date on which the Company raises $500,000 gross monies in the Offering; <u>provided</u>, <u>however</u>, that if the Company raises $500,000 gross monies in the Offering prior to the 10th day following the initial launch date for the Offering ("**Offering Day 10**"), then 10% bonus shares will be issued to investors in the Offering who subscribe on or before such Offering Day 10 (determined as of Wefunder's investment subscription (commitment) cut-off time on Offering Day 10). In such case, the $500,000 amount will be increased to the actual amount raised through Offering Day 10 at the applicable cut-off time, up to the Maximum Offering Amount.

Amount-Based Bonus Shares – a designated % of bonus shares will be issued to investors in the Offering who whose individual subscription (commitment) transaction is equal to or greater than a designated investment amount (see table below).

All eligible amount-based Bonus Shares apply on a per closing basis. The Company contemplates utilizing "rolling closings" for the Offering. The means that amount-based bonus shares will be determined for each closing of the Offering and <u>not</u> at the end of the Offering based upon total amount invested in this Offering. This could result in an investor receiving a lower number of Bonus Shares than a case where the Company has a single closing at the end of the Offering. For example, if the aggregate accepted investment subscription amounts of an investor at two separate "rolling closings" is $1,000 and $2,000, respectively, the investor is <u>not</u> eligible for the 5.0% Bonus Shares that would have been issued if the aggregate accepted investment subscription amount at a single closing at the end of the Offering was $3,000.

Subscription (Commitment) Amount – per transaction	% Bonus Shares
Less than $2,500	0% (no Bonus Shares)
Equal to or greater than $2,500 but less than $5,000	5.0%
Equal to or greater than $5,000 but less than $10,000	7.5%
Equal to or greater than $10,000	10.0%

(c)   <u>Maximum Bonus Shares is 10% Bonus Shares in all cases</u>. Eligible investors receive only a single bonus, which is the highest rate of Bonus Shares that the investor is eligible for. Perks are by threshold and will not include lower tiers. Further, there is no "stacking" of early bird and amount-based Bonus Shares. Accordingly, in no event will any eligible investor in the Offering (including a situation where an eligible investor submits a subscription (commitment) transaction equal to or greater than $2,500 during the "early bird" investment period specified in Section 2(b) above) be entitled to Bonus Shares exceeding 10% bonus shares.

3.   <u>Subscription</u>. Subject to the terms of this Agreement and the Form C (including the accompanying Offering Statement and the other documents included as exhibits to the Form C), the undersigned hereby subscribes to purchase the number of Subscribable Shares equal to the quotient of the undersigned's subscription (commitment) amount as indicated through the Portal's platform divided by the per share Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C (including the accompanying Offering Statement and the other documents included as exhibits to the Form C) and as per the directions of the Portal through the Portal's website. Such subscription shall be

deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for any Subscribable Share(s) in the Offering, nor will any investor be eligible for any Bonus Share(s) in the Offering, after the Offering campaign deadline as specified in the Form C and the accompanying Offering Statement and on the Portal's website (the "**Offering Deadline**"), or any earlier termination of the Offering.

It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. Subscriptions need not be accepted in the order received, and the Subscribable Shares may be allocated among subscribers. If the subscription is rejected in its entirety, this Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Shares to any person who is a resident of a jurisdiction in which the issuance of such Shares would constitute a violation of the securities laws of such jurisdiction.

4.   Closing.

(a)   Closing. Subject to Section 4(b) below, the closing of the sale and purchase of the Subscribable Shares pursuant to this Agreement and, if applicable, the issuance of relevant Bonus Shares (the "**Closing**") shall take place through the Portal within five (5) business days after the Offering Deadline, or at such other time and place as may be designated by notice to the undersigned in compliance with Regulation Crowdfunding, including in connection with a rolling closing as described below (the "**Closing Date**"). If the Closing occurs under this Agreement, then following the Closing, the undersigned will receive a certificate representing the Shares (including, if applicable, any relevant Bonus Shares) purchased, sold and issued under this Agreement; provided that, the undersigned agrees to accept uncertificated or "book-entry" shares in lieu of a physical stock certificates. Any of uncertificated/book-entry shares will bear notations for the legends required by Section 12 of this Agreement.

The Closing under this Agreement may or may not be the only closing in the Offering. The undersigned understands and acknowledges that, if the Company raises the Target Offering Amount prior to the Offering Deadline and meets the Portal's requirements for a rolling close, the Company may take advantage of a rolling close, which allows the Company to conduct one or more closings prior to the Offering Deadline. Subscribers with subscriptions (commitments) eligible or disbursement must first be notified that the Company is initiating a rolling close and such subscribers will have five (5) business days (or any longer period required under Regulation Crowdfunding) to opt out of the rolling close tranche. Once the Company conducts an initial closing on a rolling close basis, the Company may conduct additional closings until the Offering Deadline or any earlier termination of the Offering.

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Subscribable Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Subscribable Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 8 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of

4

the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

5.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

6.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned has all requisite authority (and in the case of an individual/natural person, the capacity) to make the undersigned's Investment, to enter into this Agreement and the Stockholder Agreement (as defined in Section 9) and to perform all the obligations required to be performed by the undersigned under this Agreement and as a party to the Stockholder Agreement, and neither such Investment nor becoming a party to the Stockholder Agreement will contravene with any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned, or the undersigned's organizational documents (if the undersigned is an entity).

(b)   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(c)   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases/acquires or sells/disposes of Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases/acquisitions or sales/dispositions, and the Company shall have no responsibility therefor.

(d)   This Agreement, when executed and delivered by the undersigned, shall constitute valid and legally binding obligations of the undersigned, enforceable against the undersigned in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) with respect to provisions relating to indemnification and contribution, as may be limited by considerations of public policy and by applicable federal or state securities laws.

(e)   The undersigned understands and accepts that a subscription for Subscribable Shares, a purchase and acquisition of Shares, and an investment in the Securities (collectively, an "**Investment**"), involves various risks, including the risks outlined in the Form C, including the accompanying Offering Statement (which Offering Statement includes a supplemental risk factors addendum as Addendum 1 thereto), and in this Agreement. The undersigned can bear the economic risk of this Investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Investment; and the undersigned has adequate means of providing for the undersigned's current needs and possible contingencies and has no present need for liquidity of the undersigned's Investment.

(f)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of an Investment.

(g)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(h)   The undersigned has received and reviewed a copy of the Form C, including the accompanying Offering Statement, Stockholder Agreement (as in effect at the time of this Offering), and the other documents included as exhibits to the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C, including the accompanying Offering Statement and the other documents included as exhibits to the Form C, to make the decision of the undersigned as to the undersigned's Investment.

(i)   The undersigned confirms that the undersigned is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation with respect to the undersigned's Investment. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C, including the accompanying Offering Statement and the other documents included as exhibits to the Form C, or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation with respect to the undersigned's Investment, and that none of the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned as to any decisions of the undersigned with respect to an Investment. The undersigned acknowledges that none of the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability with respect to the undersigned's Investment.

(j)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C, including the accompanying Offering Statement and the other documents included as exhibits to the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning an Investment.

(k)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(l)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(m)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or otherwise with respect to an Investment, or made any finding or determination concerning the fairness or advisability of an investment in the Securities or otherwise with respect to an Investment.

(n)   The undersigned acknowledges that it has up to 48 hours before any closing and issuance of Shares to cancel the purchase and get a full refund. The undersigned understands that closings may occur on a "rolling" basis, and that after any such rolling closing, information may become available that would affect the undersigned's investment decision, but that once a closing occurs, no refund may occur.

(o)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of any Investment, or (ii) made any representation to the undersigned regarding the legality of any Investment under applicable legal investment or similar laws or regulations. As to the undersigned's decisions and determinations with respect to an Investment, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made the undersigned's own independent decision, alone or in consultation with its investment advisors, that an Investment is suitable and appropriate for the undersigned.

(p)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an Investment. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an Investment and the consequences of this Agreement and the Stockholder Agreement. The undersigned has considered the suitability of an Investment in light of the undersigned's own circumstances and financial condition and the undersigned is able to bear the risks associated with an Investment and the undersigned's authority and/or capacity, as the case may be, with respect to an Investment.

(q)   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(r)   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if the Securities were to become freely transferable (which is not currently anticipated to occur), a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

The undersigned understands that, in addition to securities law restrictions described above, (i) the Securities will be held by the purchaser/holder thereof subject to all of the provisions of the certificate of incorporation and bylaws of the Company as in effect from time to time; and (ii) as provided in Section 9 of this Agreement, the purchaser/holder thereof will be required to become a party to and be bound by the Company's Stockholder Agreement, which contains contractual restrictions on transfer of the Securities.

(s)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and any and all applicable state securities laws and, further, in compliance with the applicable terms and provisions of the Stockholder Agreement.

(t)   The undersigned (or the undersigned's owner if the undersigned is treated as a "disregarded entity" for US federal income tax purposes within the meaning of US Treasury Regulation Section 301.7701-2(c)): (i) is an United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended) ("**U.S. Person**"); (ii) is not a is not a non-resident alien individual, foreign corporation, foreign partnership, foreign trust or foreign estate (as defined in the Internal Revenue Code of 1986, as amended), (iii) has provided the undersigned's correct name and addresses to the Company herein; (iv) has provided the undersigned's correct U.S. taxpayer identification number (TIN) (e.g., employer identification number or social security number) in the undersigned's account on Wefunder; (v) will promptly take such actions as determined by the Company or the stock transfer agent or any other paying agent(s) (collectively, the "**Company Agents**") as necessary, desirable, appropriate or advisable to enable the Company and/or any of the Company Agents to verify the undersigned's U.S. Person status, which actions may include, but are not limited to, establishing an account with one or more Company Agents and completing and returning Internal Revenue Service Form W-9, Request for Taxpayer Identification Number and Certification to the Company and/or such agent(s); and (vi) the undersigned will immediately notify the Company of a change in the undersigned's status as an U.S. Person and will provide the Company and/or any of the Company Agents with all appropriate documentation as determined by the Company or any of such agent(s) as necessary, desirable, appropriate or advisable to enable the Company to properly administer any U.S. or foreign withholding and other tax compliance obligations.

(u)   The undersigned understands and agrees that, if there is a Closing in accordance with this Agreement, any cash dividends or other distributions that may become payable by the Company at later date(s) with respect to the purchased and issued Shares/Securities will be subject to the dividend payment policies of the Company and/or its paying agent then in effect, which policies may include, without limitation, (1) to manage the costs of paying dividends (including fees and costs charged by the paying agent(s) of the Company), the deferral of the declaration and/or payment of cash dividends/distributions until a minimum threshold of cash dividends/distributions has been met and (2) to reduce or mitigate fraud risks associated with check payments, mandating ACH versus check payments for dividend payments, where legally permissible.

7.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with the undersigned's own advisor(s) regarding legal matters and tax consequences involving an Investment.

8.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares at a Closing in accordance with this Agreement, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) with respect to provisions relating to indemnification and contribution, as may be limited by considerations of public policy and by applicable federal or state securities laws.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under (i) this Agreement, the Stockholder Agreement, and/or the certificate of incorporation and bylaws of the Company as in effect from time to time, (ii) applicable state and federal securities laws and (iii) liens or encumbrances created by or imposed by a subscriber/holder thereof. The shares of Class B Non-Voting Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Company's certificate of incorporation, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under (i) this Agreement, the Stockholder Agreement, and/or the certificate of incorporation and bylaws of the Company as in effect from time to time, (ii) applicable state and federal securities laws and (iii) liens or encumbrances created by or imposed by a subscriber/holder thereof.

(d)   No Conflict. The execution, delivery and performance by the Company of and compliance by the Company with this Agreement and the Stockholder Agreement, will not result in any violation of, or conflict with, or constitute a default under, the Company's certificate of incorporation or bylaws as presently in effect, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.   Joinder Stockholder Agreement. By subscribing to the Offering and executing this Subscription Agreement, the undersigned hereby agrees to join as a party that is designated as an "Additional Stockholder" to the Third Amended and Restated Stockholder Agreement included as Exhibit G to the Form C (as may be further amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the "**Stockholder Agreement**") as entered into by and among the Company and the stockholders of the Company from time to time party thereto, such joinder will become effective upon the Company's acceptance of the Subscription as described in Section 3 of this Agreement. The initial notice information for the undersigned pursuant to the Stockholder Agreement, to be included in Schedule D to the Stockholder Agreement, is set forth in this Subscription Agreement. Undersigned confirms that undersigned has reviewed the Stockholder Agreement and will be bound by the terms thereof as a party who is designated as an "Additional Stockholder" thereunder. Undersigned agrees to execute a counterpart signature page to the Stockholder Agreement.

10.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

11.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable, except as mandated by applicable law.

12.   Legends. The undersigned acknowledges and understands that any certificate, book entry or other form of notation representing the Securities may bear one or all of the following legends, and that, to enforce such legends, the Company may place a stop transfer order with its registrar and stock transfer agent (if any) covering all certificates, book entries or other forms of notation representing any of the Securities:

(a)   "THE SECURITIES REPRESENTED BY THIS STATEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT (INCLUDING, IN THE CASE OF ANY SECURITIES REPRESENTED BY THIS STATEMENT THAT WERE ISSUED PURSUANT TO A REGULATION CROWDFUNDING OFFERING, RULE 501 OF REGULATION CROWDFUNDING) AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.";

(b)   "THE SECURITIES REPRESENTED BY THIS STATEMENT ARE ISSUED AND SHALL BE HELD SUBJECT TO ALL OF THE PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND THE BYLAWS OF THE COMPANY AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, OR RESTATEMENTS THEREOF.";

(c)   "THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS STATEMENT IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN THIRD AMENDED AND RESTATED STOCKHOLDER AGREEMENT BY AND AMONG THE STOCKHOLDER, THE COMPANY AND CERTAIN OTHER HOLDERS OF STOCK OF THE COMPANY (AS AMENDED, RESTATED, REPLACED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME, THE "STOCKHOLDER AGREEMENT"). COPIES OF THE STOCKHOLDER AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY. BY ACCEPTING ANY INTEREST IN THE SECURITIES REPRESENTED BY THIS STATEMENT THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THE STOCKHOLDER AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN.";

(d)   "IF THE SECURITIES REPRESENTED BY THIS STATEMENT INCLUDE SHARES OF THE COMPANY'S PREFERRED STOCK, THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, OR OTHER SPECIAL RIGHTS OF EACH CLASS OF PREFERRED STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS.";

(e)   Any other legend set forth in, or required by, the Stockholder Agreement; and

(f)   Any legend required by the securities laws of any state to the extent such laws are applicable to the Securities represented by the certificate so legended.

13. Notices.

(a)   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (A) personal delivery to the party to be notified, (B) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (C) if both the party giving notice and the party receiving the notice are located within the United States, five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) if both the party giving notice and the party receiving the notice are located within the United States, one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt; otherwise, upon delivery, with written (including electronic) verification of receipt, if sent by internationally recognized overnight delivery service (e.g. FedEx), fully paid, specifying two or three day business delivery, as applicable.

(b)   All notices and other communications given or made pursuant to this Agreement by the undersigned to the Company shall be sent to the Company at IX Power Clean Water, Inc., Attention: John R. (Grizz) Deal, CEO, 17301 West Colfax Ave, Suite 110, Golden, CO 80401 (physical address), or P.O. Box 16999, Golden, CO 80402 (mailing address), Grizz@IxWater.com, or to such email address or address as subsequently modified by written notice given in accordance with this Section 13.

(c)   All notices and other communications given or made pursuant to this Agreement by the Company to the undersigned shall be sent to the undersigned at the undersigned's email address or address provided to the Portal or to the Company in connection with the execution and delivery of this Agreement by the undersigned. The undersigned may confirm or modify the undersigned's email address or address by written notice to the Company given in accordance with this Section 13. At any time that the Company retains a third-party stock transfer agent, the Company may rely on the email address and address for the undersigned as set forth in the record/account for the undersigned established and maintained with the third-party stock transfer agent, and the undersigned agrees to keep such record/account updated for the undersigned's current email address and address.

14.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that this Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of Colorado without regard to conflict of law principles that would result in the application of any law other than the law of the State of Colorado.

15.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases, sales or issuances of the Securities by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16.   Entire Agreement. This Agreement and the Stockholder Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17.   Waiver, Amendment. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AND JOINDER AGREEMENT.

19.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20.   Titles and Subtitles; Certain Definitions. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. As used in this Agreement, (a) "*dollars*" or "*$*" refers to lawful money of the United States of America, and (b) the term "*Person*" or "*person*" shall mean and include an individual, a company, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization and a government or any department or agency thereof. All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

21.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23.   Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns; provided that, this Agreement neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the undersigned without the prior written consent of the Company. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

24.   Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Joinder Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

26.   Uncertificated Shares. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

[End of Page]

IN WITNESS WHEREOF, the undersigned has executed this Subscription and Joinder Agreement as of
_____.

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

By:_____   By:_____

    Name:_____

    Title:_____

Subscription Amount: $_____

\# of Subscribable Shares:
(Subscription Amount divided by
the $2.50 per share price): $_____

The undersigned is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

By indicating Yes below, the undersigned hereby certifies under penalties of perjury that the undersigned (or the undersigned's owner if the undersigned is treated as a "disregarded entity" for US federal income tax purposes within the meaning of US Treasury Regulation Section 301.7701-2(c)): (i) is an United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended) ("**U.S. Person**"); (ii) is not a is not a non-resident alien individual, foreign corporation, foreign partnership, foreign trust or foreign estate (as defined in the Internal Revenue Code of 1986, as amended), (iii) has provided the undersigned's correct name and addresses to the Company herein; (iv) has provided the undersigned's correct U.S. taxpayer identification number (TIN) (e.g., employer identification number or social security number) in the undersigned's account on Wefunder; (v) will promptly take such actions as determined by the Company or the stock transfer agent or any other paying agent(s) (collectively, the "**Company Agents**") as necessary, desirable, appropriate or advisable to enable the Company and/or any of the Company Agents to verify the undersigned's U.S. Person status, which actions may include, but are not limited to, establishing an account with one or more Company Agents and completing and returning Internal Revenue Service Form W-9, Request for Taxpayer Identification Number and Certification to the Company and/or such agent(s); and (vi) the undersigned will immediately notify the Company of a change in the undersigned's status as an U.S. Person and will provide the Company and/or any of the Company Agents with all appropriate documentation as determined by the Company or any of such agent(s) as necessary, desirable, appropriate or advisable to enable the Company to properly administer any U.S. or foreign withholding and other tax compliance obligations.

[   ] Yes

NOTE: If a undersigned cannot indicate Yes, the undersigned is not eligible to submit an investment subscription (commitment) in this Offering.

"Company Acceptance"

The offer to purchase Subscribable Shares as set forth above on the Subscriber's signature page to this Joinder and Subscription Agreement is confirmed and accepted by the Company as to the number of Subscribable Shares set forth on the undersigned's signature page to this Joinder and Subscription Agreement, or, if less, the following number of Subscribable Shares:

(optional for Company) _____

(to be manually completed by the Company only if the Company will confirm and accept the offer for less than all of the Subscribable Shares as set forth above on the Subscriber's signature page to this Joinder and Subscription Agreement; if left blank, the offer to purchase Subscribable Shares as set forth above on the Subscriber 's signature page to this Joinder and Subscription Agreement is confirmed and accepted by the Company as to the number of Subscribable Shares set forth on the Subscriber 's signature page to this Joinder and Subscription Agreement)

Bonus Shares, if applicable, will be issued to the above Subscriber in accordance with the applicable terms and provisions of this Subscription and Joinder Agreement.

COMPANY:

IX POWER CLEAN WATER, INC.

By:_____

Name:_____

Title:_____

IN WITNESS WHEREOF, the undersigned has executed this counterpart signature page to the Stockholder Agreement this _____, in connection with the Subscription and Joinder Agreement of even date herewith.

Read and Approved (For IRA Use Only):   **ADDITIONAL STOCKHOLDER:**

_____

By:_____   By:_____

Name:_____

Title:_____

[COUNTERPART SIGNATURE PAGE TO THIRD AMENDED AND RESTATED STOCKHOLDER AGREEMENT (IX POWER CLEAN WATER, INC.)]

EXHIBIT F
TO IX POWER CLEAN WATER, INC. FORM C/A FILED 28 APRIL 2023

EXISTING CERTIFICATE OF INCORPORATION OF IX POWER CLEAN WATER, INC.

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "IX POWER CLEAN WATER, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF OCTOBER, A.D. 2022, AT 8:40 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



5605475 8100
SR# 20223859876

Authentication: 204705910
Date: 10-26-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:40 PM 10/25/2022
FILED 08:40 PM 10/25/2022
SR 20223859876 - File Number 5605475

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF IX POWER CLEAN WATER, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

IX Power Clean Water, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "DGCL"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is IX Power Clean Water, Inc., and that this corporation was originally incorporated pursuant to the DGCL on September 17, 2014 under the name IX Power Clean Water, Inc. and this corporation's original Certificate of Incorporation was filed with the State of Delaware Secretary of State on such date (the "Original Certificate of Incorporation"). An Amended and Restated Certificate of Incorporation was filed with the State of Delaware Secretary of State on May 16, 2018 (such Amended and Restated Certificate of Incorporation, the "Existing Certificate of Incorporation").

2. That the Board of Directors of the Corporation duly adopted resolutions proposing to amend and restate the Existing Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Existing Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I.

The name of this corporation is IX Power Clean Water, Inc. (the "Corporation").

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801, and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE III.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

1

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

ARTICLE IV.

A.   **Authorized Stock; Prior Forward Common Stock Split and Common Stock Reclassification; Prior Forward Series A Preferred Stock Split**

1.   **Authorized Stock.** This Corporation is authorized to issue three classes of stock to be designated, respectively, "Class A Common Stock", "Class B Non-Voting Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 22,513,878 shares, 11,000,000 shares of which shall be Class A Common Stock (the "Class A Common Stock"), 6,666,014 shares of which shall be Class B Non-Voting Common Stock (the "Class B Non-Voting Common Stock"), and 4,847,864 shares of which shall be Preferred Stock (the "Preferred Stock"). The Class A Common Stock shall have a par value of $0.001 per share, the Class B Non-Voting Common Stock shall have a par value of $0.001 per share, and the Preferred Stock shall have a par value of $0.001 per share.

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are set forth in the other sections and subsections of this Article IV.

2.   **Certain Definitions.** As used in this Article IV: (i) the term "Existing COI Effective Date" means the date that the Existing Certificate of Incorporation was filed and effective pursuant to Section 103 of the DGCL (which date was May 16, 2018); (ii) the term "Existing COI Effective Time" means the time that the Existing Certificate of Incorporation was filed and effective pursuant to Section 103 of the DGCL (which time was 2:24PM Eastern Time on May 16, 2018); (iii) the term "Existing Certificate of Incorporation" means the Existing Certificate of Incorporation; (iv) "Effective Date" means the date that this Second Amended and Restated Certificate of Incorporation is filed and effective pursuant to Section 103 of the DGCL; (v) the term "Effective Time" means the time that this Second Amended and Restated Certificate of Incorporation is filed and effective pursuant to Section 103 of the DGCL; (iv) the term "Restated Certificate" means this Second Amended and Restated Certificate of Incorporation; and (v) the term "Board" means the Board of Directors of the Corporation.

3.   **Issued and Outstanding Stock Immediately Prior to Existing COI Effective Time.** Immediately prior to the Existing COI Effective Time, the number of shares of capital stock of the Corporation issued and outstanding was: (i) 1,014,394 shares of Common Stock, par value $0.001 per share (all such common shares being of a single class) (the "Original Common Stock"); and (ii) 246,566 shares of Series A Preferred Stock, par value $0.001 (with no other shares of preferred stock issued and outstanding) (the "Original Series A Stock").

4.   **Forward Common Stock Split and Common Stock Reclassification - Existing COI Effective Time.** Immediately upon the Existing COI Effective Time, each one (1) share of Original Common Stock issued and outstanding immediately prior to the Existing COI Effective Time was automatically (without any action by the holder thereof) subdivided, reclassified and changed into and became 8.2 shares of validly issued, fully paid and non-assessable shares of the Class A Common Stock of the Corporation, par value $0.001 per share, authorized by Section A and by Section B of Article IV of the Existing Certificate of Incorporation, subject to the treatment of fractional share interests as described below (the "Common Stock Split and Reclassification"). Pursuant to the terms and provisions of the Existing Certificate of Incorporation: (i) the par value of the shares of Class A Common Stock issued in connection with the Common Stock Split and Reclassification remained $0.001 per share; (ii) no fractional shares were to be issued in connection

2

with or following the Common Stock Split and Reclassification; (iii) all shares of Class A Common Stock (including fractions thereof) issuable upon the Common Stock Split and Reclassification to a given holder were to be aggregated for purposes of determining whether the Common Stock Split and Reclassification would result in the issuance of a fractional share, and if, after the aforementioned aggregation, the Common Stock Split and Reclassification would result in the issuance of a fraction of a share of Class A Common Stock, the Corporation, in lieu of issuing any such fractional share, was to round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of Class A Common Stock; and (iv) each certificate that immediately prior to the Existing COI Effective Time represented shares of Original Common Stock thereafter represented that number of shares of Class A Common Stock into which the shares of Original Common Stock represented by such certificate had been were subdivided, reclassified and changed, subject to the elimination of fractional share interests as described above; *provided,* that each person holding of record a stock certificate or certificates that represented shares of Original Common Stock was entitled to receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the type and number of shares of Class A Common Stock to which such person was entitled under the Common Stock Split and Reclassification. For clarity, in the case of uncertificated shares, the person registered as the owner of shares of Original Common Stock in book-entry form, was and is to be treated for all purposes as having become the record holder or holders of the type and number of shares of Class A Common Stock to which such person was entitled under the Common Stock Split and Reclassification. This Restated Certificate does not alter the Common Stock Split and Reclassification. Such Common Stock Split and Reclassification is hereby confirmed, and this Restated Certificate takes into account such Common Stock Split and Reclassification.

   5. Forward Series A Stock Split - Existing COI Effective Time. Immediately upon the Existing COI Effective Time, each one (1) share of Original Series A Stock issued and outstanding immediately prior to the Existing COI Effective Time was automatically (without any action by the holder thereof) subdivided, reclassified and changed into and became 8.2 shares of validly issued, fully paid and non-assessable shares of the Corporation's Series A Preferred Stock, par value $0.001 per share, subject to the treatment of fractional share interests as described below (the "Series A Stock Split"). Pursuant to the terms and provisions of the Existing Certificate of Incorporation: (i) the par value of the shares of Series A Preferred Stock issued in connection with the Series A Stock Split remained $0.001 per share; (ii) no fractional shares were to be issued in connection with or following the Series A Stock Split; (iii) all shares of Series A Preferred Stock (including fractions thereof) issuable upon the Series A Stock Split to a given holder were to be aggregated for purposes of determining whether the Series A Stock Split would result in the issuance of a fractional share, and if, after the aforementioned aggregation, the Series A Stock Split would result in the issuance of a fraction of a share of Series A Preferred Stock, the Corporation, in lieu of issuing any such fractional share, was to round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of Series A Preferred Stock; and (iv) each certificate that immediately prior to the Existing COI Effective Time represented shares of Original Series A Stock was to thereafter represent that number of shares of Series A Preferred Stock into which the shares of Original Series A Stock represented by such certificate had been subdivided, reclassified and changed, subject to the elimination of fractional share interests as described above; *provided, that* each person holding of record a stock certificate or certificates that represented shares of Original Series A Stock was entitled to receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the type and number of shares of Series A Preferred Stock to which such person was entitled under the

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

Series A Stock Split. For clarity, in the case of uncertificated shares, the person registered as the owner of shares of Original Series A Stock in book-entry form, was and is to be treated for all purposes as having become the record holder or holders of the type and number of shares of Series A Preferred Stock to which such person was entitled under the Series A Stock Split. This Restated Certificate does not alter the Series A Stock Split. Such Series A Stock Split is hereby confirmed, and this Restated Certificate takes into account such Series A Stock Split.

6. **Additional Matters - Series A Preferred Stock.**

(a) **Series A Conversion Securities.** Prior to the Existing COI Effective Time, the Series A Preferred Stock was convertible into shares of the Corporation's Common Stock, par value $0.001 per share (all such common shares being of a single class), as provided in the Original Certificate of Incorporation. Immediately upon and following the Existing COI Effective Time, the Series A Preferred Stock automatically (without any action by any holder thereof) became convertible into shares of the Class A Common Stock of the Corporation, as provided in the Existing Certificate of Incorporation. Immediately upon and following the Effective Time, the Series A Preferred Stock continues to be convertible into shares of the Class A Common Stock of the Corporation, as provided in this Restated Certificate.

(b) **Series A Original Issue Price, Series A Conversion Price and Conversion Rate.** Immediately prior to the Existing COI Effective Time, the "Series A Original Issue Price" and the "Series A Conversion Price" was $6.1460 per share, and such price per share is subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred. In connection with the Series A Stock Split, immediately upon the Existing COI Effective Time, pursuant to Section C(1) and Section C(4)(a)(i)(A) of the Existing Certificate of Incorporation, the "Series A Original Issue Price" and the "Series A Conversion Price" were adjusted from $6.1460 per share to $0.749512 per share; and such $0.749512 per share price was to be subject to appropriate further adjustment after the Existing COI Effective Date in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock after the Existing COI Effective Date. Neither the Series A Stock Split nor the Common Stock Split and Reclassification affected the rate at which shares of Series A Preferred Stock might be converted into shares of Class A Common Stock under the provisions of the Existing Certificate of Incorporation. Immediately prior to and following the Existing COI Effective Time, such rate of conversion was 1-to-1. Immediately prior to and following the Effective Time, such rate of conversion continues to be 1-to-1.

B. **Common Stock.**

1. **General.** Except as expressly provided in this Section B of this Article IV, the Class A Common Stock and Class B Non-Voting Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. The voting, dividend and liquidation rights of the holders of the Class A Common Stock and Class B Non-Voting Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Restated Certificate.

2. **Voting.**

(a) **Class A Common Stock (Voting Stock).** Except as set forth in this Restated Certificate or as otherwise required by law which cannot be superseded by the provisions of

4

this Restated Certificate, the holders of the Class A Common Stock (and, so long as any shares of the Corporation's Series A Preferred Stock remain outstanding, the holders of the such Series A Preferred Stock, *see* Section C of this Article IV), shall possess exclusively all voting power. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however*, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the DGCL. There shall be no cumulative voting.

(b)   Class B Non-Voting Common (Non-Voting Stock).

(i)   Except as set forth in subsections (ii), (iii) and (iv) below of this Section B(2)(b), holders of shares of Class B Non-Voting Common Stock shall not be entitled to vote (in their capacity as holders of Class B Non-Voting Common Stock) on any matter submitted to a vote of the stockholders of the Corporation, and shares of Class B Non-Voting Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(ii)   The holders of Class B Non-Voting Common Stock shall have the right to vote as a separate class on any Liquidation Event (as defined in Section B(4) below), or any recapitalization or reorganization, in each case in which shares of Class B Non-Voting Common Stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of Class A Common Stock or would otherwise be treated differently from shares of Class A Common Stock in connection with such transaction, *except that* shares of Class B Non-Voting Common Stock may, without any consent or vote of the holders of Class B Non-Voting Common Stock, receive or be exchanged for non-voting Securities (as defined below) which are otherwise identical on a per share basis in amount and form to the voting Securities received with respect to or exchanged for the Class A Common Stock so long as all other consideration is identical to that received by the Class A Common Stock on a per share basis. "Securities" means "securities" as defined in Section 2(a)(1) of the Securities Act of 1933, as amended, and includes capital stock or other equity interests or any options, warrants or other Securities that are directly or indirectly convertible into, or exercisable or exchangeable for, capital stock or other equity or equity-linked interests, including phantom stock and stock appreciation rights.

(iii)   The holders of Class B Non-Voting Common Stock shall have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided* that an amendment, alteration or repeal of this Restated Certificate to increase or decrease the number of authorized shares of Class B Non-Voting Common Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted, with such outstanding shares of Class A Common Stock and other stock considered for this purpose as a

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single class, and no vote of the holders of any shares of Class B Non-Voting Common Stock, voting separately as a class, shall be required therefor.

(iv)   The holders of Class B Non-Voting Common Stock shall have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subsection (ii) or subsection (iii) above), and which cannot be superseded by the provisions of this Restated Certificate.

(v)   As to all matters for which voting rights are provided to the holders of Class B Non-Voting Common Stock under this Section B(2)(b), the holders of the Class B Non-Voting Common Stock are entitled to one vote for each share of Class B Non-Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

3.   **Dividends**. Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Restated Certificate, any dividend or distribution on the Common Stock shall be payable on shares of Class A Common Stock and Class B Non-Voting Common Stock, share and share alike; _provided, however_, that (i) in the case of dividends or distributions payable in shares of Common Stock of the Corporation, or options, warrants or rights to acquire shares of such Common Stock, or Securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or Securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or Securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid and (ii) if such dividends or distributions consist of other voting Securities of the Corporation, the Corporation shall make available to each holder of Class B Non-Voting Common Stock dividends or distributions consisting of non-voting Securities of the Corporation which are otherwise identical to the voting Securities. As used in this Section B(3), the term "Securities" has the meaning given to such term in Section B(2)(b)(ii).

4.   **Liquidation**. Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth in this Restated Certificate, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined in Section C(3)(d) below) (a "Liquidation Event"), the holders of Class A Common Stock and the holders of Class B Non-Voting Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

5.   **Stock Splits and Combinations**. If the Corporation in any manner splits, subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be split, subdivided or combined in the same manner.

C.   **Preferred Stock.**

2,021,850 of the authorized shares of Preferred Stock are hereby designated "Series A Preferred Stock" (the "Series A Preferred"), 626,014 of the authorized shares of Preferred Stock are hereby designated "Series B Non-Voting Preferred Stock" (the "Series B Non-Voting Preferred"), and 2,200,000 of the authorized shares of Preferred Stock are hereby designated "Series CF Non-Voting Preferred Stock" (the "Series CF Non-Voting Preferred"). The Series A Preferred and the Series B Non-Voting Preferred are sometimes referred to herein collectively as the

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"A/B Preferred Stock" (for clarity, the A/B Preferred Stock is limited to the Series A Preferred and the Series B Non-Voting Preferred only and does not include the Series CF Non-Voting Preferred). The Series A Preferred, the Series B Non-Voting Preferred and the Series CF Non-Voting Preferred are sometimes referred to herein collectively as the "Preferred Stock." The rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Preferred Stock, including as applicable, the A/B Preferred Stock or a particular series of Preferred Stock, as the case may be, are as described in this Section C of this Article IV.

Pursuant to the Original Certificate of Incorporation, all 813,537 shares of the Corporation's authorized preferred stock were designated "Series A Preferred Stock." Immediately prior to the Existing COI Effective Time, only 246,566 shares of such 813,537 authorized shares were issued and outstanding. As of the Existing COI Effective Time, pursuant to the Series A Stock Split described in Section A of this Article IV, such 246,566 shares were subdivided and changed into an aggregate of 2,021,850 shares of Series A Preferred. As a result, the total number of authorized shares of Series A Preferred under the Existing Certificate of Incorporation was equivalent to the total number of shares of Series A Preferred issued and outstanding upon the Existing COI Effective Time, after giving effect to the Series A Stock Split described in Section A of this Article IV. The total number of shares of Series A Preferred issued and outstanding upon the Effective Time remains 2,021,850 shares of Series A Preferred; accordingly, the total number of authorized shares of Series A Preferred under this Restated Certificate is equivalent to the total number of shares of Series A Preferred issued and outstanding both upon the Existing COI Effective Time, after giving effect to the Series A Stock Split described in Section A of this Article IV, and upon the Effective Time.

Pursuant to the Existing Certificate of Incorporation, 2,160,000 shares of the Corporation's authorized preferred stock were designated "Series B Non-Voting Preferred Stock." Immediately prior to the Effective Time, only 626,014 shares of such 2,160,000 authorized shares were issued and outstanding. The total number of shares of Series B Non-Voting Preferred issued and outstanding upon the Effective Time remains 626,014 shares of Series B Non-Voting Preferred; accordingly, the total number of authorized shares of Series B Non-Voting Preferred under this Restated Certificate is equivalent to the total number of shares of Series B Non-Voting Preferred issued and outstanding upon the Effective Time.

1. Dividends.

(a) **Special Revenue Share Dividend, Reclamation Line of Business – Series CF Non-Voting Preferred Shares.**

(i) **Special Definitions.** For purposes of this Section C(1)(a) and other applicable provisions of this Restated Certificate, in addition to defined terms specified elsewhere in this Section C(1)(a) and other applicable provisions of this Restated Certificate, the following definitions shall apply:

"Accrued Reclamation Dividend(s)" is defined in Section C(1)(a)(ii)(F)(VI) below.

"Automatic Conversion" means an automatic conversion of the Series CF Non-Voting Preferred in accordance with Section C(4)(b).

"Effective Date" and "Effective Time" have the meanings given to such terms in Section A(2).

"Dividend Restrictions" is defined in Section C(1)(a)(ii)(G) below.

"Liquidation Event" is defined in Section B(3) of this Article IV.

"Optional Conversion" means, as to any particular share or shares of Series CF Non-Voting Preferred, any voluntary conversion (optional conversion) of such share(s) in accordance with Section C(4)(a).

"Reclamation Dividend(s)" is defined in Section C(1)(a)(ii) below.

"Reclamation Dividends Period(s)" is defined in Section C(1)(a)(ii)(F)(I) below.

"Reclamation LOB" means the service line of business of the Corporation that is new to the Corporation as of the Effective Date, created to meet the following objectives: (A) operate the Corporation's wastewater treatment systems as a service for industry and charge for industrial wastewater treatment on a volume basis; (B) provide a showcase for the Corporation's wastewater treatment systems; (C) provide immediate and on-going revenue to the Corporation; (D) enable a new source of water for agriculture; and (E) provide a model for how industrial wastewater can be treated and deployed to water stressed regions around the world. As of the Effective Date, the Reclamation LOB is referred to by the Corporation as "IX Water Reclamation"; however, for clarity, the Reclamation LOB shall mean the Reclamation LOB, as defined in this Restated Certificate, whether referred to by the Corporation as "IX Water Reclamation" or a successor or alternative name.

"Reclamation Revenues" means cash revenues of the Reclamation LOB that are collected by the Corporation. Neither this Section C(1)(a) nor any other terms or provisions set forth in this Restated Certificate guarantee that the Corporation will, or require the Corporation to, generate Reclamation Revenues at any given time(s) or during any given period(s), or in any minimum or other specified amount.

(ii) **Terms of Reclamation Dividends.** From and after the date of the issuance of any shares of Series CF Non-Voting Preferred, to the extent of available Reclamation Revenues and subject to the other terms and provisions of this Section C(1)(a), special dividends (each, a "Reclamation Dividend" and collectively, the "Reclamation Dividends") shall be calculated and allocated to the applicable issued shares of Series CF Non-Voting Preferred, and thereafter declared and/or paid (or sums set apart for payment), as the case may be, in accordance with the applicable terms and provisions of this Section C(1)(a). The terms and provisions of the Reclamation Dividends are as follows:

(A) Applicable Revenue Sources. For clarity, the Reclamation Dividends are sourced and payable solely from Reclamation Revenues and not from any other revenues of the Corporation. Such other revenues constituting excluded revenues include (x) revenues sourced from the sale or licensing of the Corporation's wastewater treatment systems, (y) revenues sourced from any other existing or future lines of business and business activities of the Corporation that are not part of the Reclamation LOB, and (z) any and all non-cash items of revenue (in the case of non-cash items, whether or not sourced from the Reclamation LOB).

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(B) Applicability of Reclamation Dividends. The Reclamation Dividends apply only to issued shares of the Series CF Non-Voting Preferred and no other shares or securities of the Corporation.

(C) Dividend Calculation Formula. For each Reclamation Dividends Period, the total amount of Reclamation Dividends for such Reclamation Dividends Period is an amount equal to five percent (5%) of the gross Reclamation Revenues for such Reclamation Dividends Period (but in no event will such amount be less than zero dollars ($0)). Reclamation Dividends are non-compounding.

(D) Maximum Reclamation Dividends Payout. Subject to available Reclamation Revenues and the early termination provisions set forth in Section C(1)(a)(ii)(E) below, there is a cap on the maximum amount of Reclamation Dividends payable with respect to each issued share of Series CF Non-Voting Preferred. In no event will the amount of Reclamation Dividends paid in respect of a particular issued share of Series CF Non-Voting Preferred exceed, in the aggregate, an amount equal to 25% of the Series CF Original Issue Price (as defined in Section C(1)(b) below) of such issued share of Series CF Non-Voting Preferred. For illustrative purposes only, assuming a Series CF Original Issue Price per share of $2.50: (I) the maximum Reclamation Dividends payout for a holder of 100 shares of Series CF Non-Voting Preferred is $62.50 (100 x $2.50 x 25%); (II) the maximum Reclamation Dividends payout for a holder of 500 shares of Series CF Non-Voting Preferred is $312.50 (500 x $2.50 x 25%); and (III) the maximum Reclamation Dividends payout for a holder of 2,500 shares of Series CF Non-Voting Preferred is $1,562.50 (2,500 x $2.50 x 25%).

(E) Early Termination of Rights to Reclamation Dividends.

(I) To the extent not previously terminated or paid in full, subject to the provisions of subsection (E)(II) below with respect to unpaid Accrued Reclamation Dividends at the time of the termination (if any), all rights and entitlements with respect to Reclamation Dividends automatically terminate and cease to have any further force and effect upon the first to occur of a closing or the effectiveness of (as applicable) a Liquidation Event (as to all shares of Series CF Non-Voting Preferred), an Automatic Conversion (as to all shares of Series CF Non-Voting Preferred) or an Optional Conversion (as to the shares of Series CF Non-Voting Preferred subject to the Optional Conversion).

(II) If, at the time of a termination under subsection(E)(I) above, there are any unpaid Accrued Reclamation Dividends with respect to the relevant shares of Series CF Non-Voting Preferred, the following shall apply:

(x) If the termination occurs in connection with a Liquidation Event, the unpaid Accrued Reclamation Dividends with respect to the relevant shares of Series CF Non-Voting Preferred are paid to the holder(s) thereof pursuant to Section C(3)(a)(i) of this Article IV; and

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(y)   If the termination occurs in connection with an Optional Conversion or an Automatic Conversion, the unpaid Accrued Reclamation Dividends with respect to the relevant shares of Series CF Non-Voting Preferred are paid to the holder(s) thereof at the time(s) and pursuant to the procedures and other provisions set forth in Section C(1)(a)(ii)(G) below.

(F)   Method and Timing for the Calculation and Allocation of Reclamation Dividends; Determination of Accrued Reclamation Dividends.

(I)   *Reclamation Dividends Periods*. Each period for which Reclamation Dividends are to be calculated and allocated, whether a fiscal year or any prorated fiscal year (including a portion of a fiscal year), is referred to herein as a "Reclamation Dividends Period." Reclamation Dividends will be calculated by the Corporation on an annual basis for, and as of the last day of, the Corporation's fiscal year then ended, except that (A) the first Reclamation Dividends Period that is based upon a fiscal year will end on December 31, 2023 and will include both the fiscal year ending December 31, 2022 and the fiscal year ending December 31, 2023, on a combined basis, and (B) if a Liquidation Event, Automatic Conversion or Optional Conversion occurs while rights to Reclamation Dividends remain in effect, then in order to address the early termination provision of Section C(1)(a)(ii)(E) above, the final Reclamation Dividends Period will be calculated in a different manner, as provided in subsection (F)(II) or subsection (F)(III) below, as applicable.

(II)   *Final Reclamation Dividends Period – Liquidation Event and Automatic Conversion*. If a Liquidation Event or Automatic Conversion occurs while rights to Reclamation Dividends remain in effect, the final Reclamation Dividends Period for all relevant shares of the Series CF Non-Voting Preferred will be calculated as follows:

(x)   If the Liquidation Event or Automatic Conversion occurs on any day during the first three (3) months of the Corporation's fiscal year, no Reclamation Dividends will be calculated for the fiscal year during which the Liquidation Event or Automatic Conversion occurs. In such case, the final Reclamation Dividends Period will be the immediately preceding fiscal year. For illustrative purposes only, if a Liquidation Event or Automatic Conversion were to occur effective March 5, 2026 (and assuming (1) the rights to Reclamation Dividends remained in effect at such time and (2) the Corporation's fiscal year ends on December 31), the final Reclamation Dividends Period would be the fiscal year ending December 31, 2025 (so FY 2025, 1/1/2025-12/31/2025). No Reclamation Dividends would be calculated, allocated, accrued, declared or paid, or sums set apart for payment, for the period January 1, 2026 - March 5, 2026, or any subsequent periods.

(y)   If the Liquidation Event or Automatic Conversion occurs on any day during the fourth (4th) through twelfth (12th) months of the Corporation's fiscal year, the Reclamation Dividends Period for

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the fiscal year during which the Liquidation Event or Automatic Conversion occurs, which is also the final Reclamation Dividends Period, will be as follows:

Fiscal Year Month During which the Liquidation Event or Automatic Conversion Occurs	Applicable Final Reclamation Dividends Period (month(s) are the month(s) of the fiscal year during which the Liquidation Event or Automatic Conversion occurs)
Fiscal Year, Month 4	Fiscal Year, Month 1
Fiscal Year, Month 5	Fiscal Year, Months 1&2
Fiscal Year, Month 6	Fiscal Year, Months 1-3
Fiscal Year, Month 7	Fiscal Year, Months 1-4
Fiscal Year, Month 8	Fiscal Year, Months 1-5
Fiscal Year, Month 9	Fiscal Year, Months 1-6
Fiscal Year, Month 10	Fiscal Year, Months 1-7
Fiscal Year, Month 11	Fiscal Year, Months 1-8
Fiscal Year, Month 12	Fiscal Year, Months 1-9

For illustrative purposes only, if a Liquidation Event or Automatic Conversion were to occur on August 18, 2026 (and assuming (1) the rights to Reclamation Dividends remained in effect at such time and (2) the Corporation's fiscal year ends on December 31, so August is Fiscal Year, Month 8), the final Reclamation Dividends Period would be the period January 1, 2026 - May 31, 2026 (i.e., Fiscal Year, Months 1-5). No Reclamation Dividends would be calculated, allocated, accrued, declared or paid, or sums set apart for payment, for the period June 1, 2026 - August 18, 2026, or any subsequent periods.

(III) *Final Reclamation Dividends Period – Optional Conversion.* The Corporation shall not be required to calculate or determine special Reclamation Dividends Period(s) for any particular holder(s) of shares of the Series CF Non-Voting Preferred Stock in connection with any Optional Conversion. Accordingly, if an Optional Conversion occurs while rights to Reclamation Dividends remain in effect and the Optional Conversion is to be effective on a date other than the last day of a fiscal year, no Reclamation Dividends will be calculated, allocated, accrued, declared or paid, or sums set apart for payment, as the case may be, for the fiscal year (or any portion thereof) during which the Optional Conversion occurs. In such case, the final Reclamation Dividends Period will be the immediately preceding fiscal year. For illustrative purposes only, if an Optional Conversion is duly requested to occur during 2026 on any day between and including January 1,

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2026 and December 30, 2026 (and assuming (1) the rights to Reclamation Dividends remained in effect at such time and (2) the Corporation's fiscal year ends on December 31), the final Reclamation Dividends Period would be the fiscal year ending December 31, 2025 (so FY 2025, 1/1/2025-12/31/2025). No Reclamation Dividends would be calculated, allocated, accrued, declared or paid, or sums set apart for payment, for any date(s) or periods(s) during 2026 or any subsequent periods.

Further, an Optional Conversion does not accelerate rights or obligations associated with, or grant any priority with respect to the payment of, unpaid Accrued Reclamation Dividends to which a holder remains entitled at the Conversion Time (as defined in Section C(4)(a)(iii) of this Article IV). The relevant unpaid Accrued Reclamation Dividends remain payable only at the times and in the amounts as originally payable in accordance with the applicable provisions of Section C(1)(a) prior to the Conversion Time.

(IV) *Applicable Financial Statements for Calculation of Reclamation Dividends.* If the Corporation will obtain audited financial statements for any fiscal year that is a Reclamation Dividends Period, the Reclamation Dividends for such fiscal year will be calculated by reference to the Reclamation Revenues identified in such financial statements, once such financial statements are completed. Otherwise, the Corporation may utilize completed reviewed financial statements, if available, or completed unaudited financial statements, as solely determined by the Corporation, to calculate Reclamation Revenues for each applicable Reclamation Dividends Period.

(V) *Eligible Holders of shares of the Series CF Non-Voting Preferred for each Reclamation Dividends Period.* The date (or record date, as applicable) for determining the holders of shares of the Series CF Non-Voting Preferred entitled to participate in Reclamation Dividends for any Reclamation Dividends Period and, thereafter, for any declaration and/or payment (or setting apart a sum for payment) of any associated Accrued Reclamation Dividends (as defined in subsection (F)(VI) below), is at the close of business on the last day of the applicable Reclamation Dividends Period.

(VI) *Final Allocations; Definition of Accrued Reclamation Dividends.* For each applicable Reclamation Dividends Period, any Reclamation Dividends for such period, once calculated by the Corporation in accordance with the above provisions, will be allocated among the holders of shares of the Series CF Non-Voting Preferred entitled to participate in such Reclamation Dividends (as determined in accordance with subsection (F)(V) above) on a pro-rata basis. Calculations of the per share dividend amount will be calculated to the nearest one ten thousandth of a cent (e.g., 0.0001), and calculations of each holder's pro-rata share will be calculated to the nearest one-hundredth of a cent (e.g., 0.01). Reclamation Dividends for a particular Reclamation Dividends Period, once calculated and allocated as herein provided, are referred to this Restated Certificate as "Accrued Reclamation Dividends."

(G) <u>Declaration and Payment of Accrued Reclamation Dividends</u>. Unless prohibited by Delaware law governing distributions to stockholders and/or contractual restrictions in any credit agreement, guarantee, financing or security agreement or other agreements or instruments governing indebtedness of the Corporation or any existing or future subsidiaries of the Corporation (collectively, "<u>Dividend Restrictions</u>"), Accrued Reclamation Dividends shall be declared and paid (or a sum sufficient for full payment set apart) as soon as practicable after the Corporation's calculation and allocation thereof in accordance with subsection (F) above (any dividend payments to be made in accordance with the dividend payment policies of the Corporation and/or its paying agent then in effect). If Dividend Restrictions prevent the Corporation from declaring and/or paying (or setting apart a sum sufficient for full payment of) Accrued Reclamation Dividends, the Corporation shall ratably declare and/or pay (or set apart a sum sufficient for payment of), as applicable, the maximum amount that it may declare and/or pay (or set apart a sum sufficient for payment of), as applicable, consistent with such Dividend Restrictions, and shall declare and/or pay (or set apart a sum sufficient for payment of), as applicable, the remaining unpaid amount of Accrued Reclamation Dividends as soon as it may lawfully do so under such Dividend Restrictions. As between or among Reclamation Dividends Period(s), priority is based on chronological order of the Reclamation Dividends Period(s) with the first/earliest Reclamation Dividends Period having the highest priority. No interest or other penalties shall accrue or be payable or due in connection with Dividend Restrictions. At any time that the Corporation maintains a third-party stock transfer agent, such third-party stock transfer agent may serve as the paying agent for Accrued Reclamation Dividends.

(b) **Other Dividends.** For purposes of this Section C(1)(b) and other applicable provisions of this Restated Certificate, the term "<u>Other Dividends</u>" means dividends or other distributions on shares of any class or series of capital stock of the Corporation, other than (1) dividends on shares of Common Stock payable in shares of Common Stock and (2) the dividends specified in Section C(1)(a) above. The Corporation shall not declare or pay (or set apart funds for the payment of) any Other Dividends unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, an Other Dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of an Other Dividend on Common Stock or any class or series that is convertible into Common Stock, that Other Dividend per share of Preferred Stock as would equal the product of (A) the Other Dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such Other Dividend or (ii) in the case of an Other Dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the Other Dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below), the Series B Original Issue Price (as defined below) or the Series CF Original Issue Price (as defined below), as applicable; provided that, if the Corporation declares, pays or sets aside, on the same date, an Other Dividend on shares of more than one class or series of capital stock of the Corporation, the Other Dividend payable to the holders of Preferred Stock pursuant to this Section C(1)(b) shall be calculated based upon the Other Dividend on the class or series of capital stock that would result in the highest Preferred Stock Other Dividend. All Other

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Dividends declared, paid or set aside on shares of Preferred Stock pursuant to this Section C(1)(b) shall be declared, paid or set aside among such shares of Preferred Stock on a *pari passu* basis based on the number of shares of Common Stock then held by each holder of Preferred Stock (assuming conversion into Common Stock of all shares of Preferred Stock at the then effective conversion rate). Notwithstanding the foregoing, if any Other Dividends to be declared, paid or set aside on shares of the Series B Non-Voting Preferred Stock and/or Series CF Non-Voting Preferred Stock, as applicable, consist of voting Securities of the Corporation, the Corporation shall make available to each holder of Series B Non-Voting Preferred Stock and/or Series CF Non-Voting Preferred Stock, as applicable, Other Dividends consisting of non-voting Securities of the Corporation which are otherwise identical to the voting Securities. As used in this Section C(1)(b), the term "Securities" has the meaning given to such term in Section B(2)(b)(ii). Further, until all Accrued Reclamation Dividends are paid in full or any earlier termination of the Reclamation Dividends rights in accordance with Section C (1)(a) above, (x) no Other Dividends will be declared, paid or set aside during any period that Dividend Restrictions with respect to Accrued Reclamation Dividends exist and (y) Reclamation Revenues shall not be a source of revenues/income for Other Dividends.

The "Series A Original Issue Price" shall mean $ 0.749512 per share. Such $0.749512 per share price reflects adjustments for the Series A Stock Split described in Section A of this Article IV so will not be further adjusted for such Series A Stock Split. Such $0.749512 per share price is subject to appropriate further adjustment after the Effective Date in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred after the Effective Date.

The "Series B Original Issue Price" shall mean $1.25 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Non-Voting Preferred.

The "Series CF Original Issue Price" shall mean $2.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series CF Non-Voting Preferred.

2. **Voting.**

(a) **Series A Preferred Stock (Voting Stock).**

(i) **General Rights.** Except as set forth in this Restated Certificate or as otherwise required by law which cannot be superseded by the provisions of this Restated Certificate, the holders of the Class A Common Stock (*see* Section B of this Article IV) and, so long as any shares of the Series A Preferred remain outstanding the holders of the Series A Preferred, shall possess exclusively all voting power. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Series A Preferred held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as set forth in this Restated Certificate or as otherwise required by law which cannot be superseded by the provisions of this Restated Certificate, holders of Series A Preferred shall vote together with the holders of Class A Common Stock as a single class. Fractional votes shall not, however, be

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permitted and any fractional voting rights available on an as-converted to Class A Common Stock basis shall be rounded to the nearest whole number (with one-half being rounded upward). There shall be no cumulative voting.

(ii) **Election of Directors**. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation and the holders of record of the shares of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Class A Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section C(2)(a)(ii), then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Class A Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Class A Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section C(2)(a)(ii), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section C(2)(a)(ii). The rights of the holders of the Series A Preferred Stock and the rights of the holders of the Class A Common Stock under the first sentence of this Section C(2)(a)(ii) shall immediately and automatically terminate on the first date after the Effective Date on which the total number of shares of Series A Preferred that are issued and outstanding represent less than 15.0% of the capital stock of the Corporation calculated on a fully-diluted basis.

(iii) **Separate Vote of Series A Preferred**. At any time when at least 1,010,925 shares of Series A Preferred (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred after the Effective Date; for clarity, such 1,010,925 share number already takes into account and has been adjusted for the Series A Stock Split described in Section A of this Article IV) remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of a majority of the outstanding shares of Series A Preferred (voting together separately as a class, and on an as-converted basis), given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

(A)   Any amendment, alteration or repeal of any provision of this Restated Certificate (including any filing of a Certificate of Designation) that adversely affects any of the rights, privileges, or preferences of the Series A Preferred or any merger, consolidation or recapitalization that adversely affects any of the rights, privileges, or preferences of the Series A Preferred;

(B)   Any alteration or change relating to the preferences or privileges of the Series A Preferred;

(C)   Any Deemed Liquidation Event (as defined in Section C(3)(d) below) to which the Corporation or any subsidiary of the Corporation is a party (including any agreement by the Corporation or any subsidiary with respect to a Deemed Liquidation Event); or

(D)   Any dissolution, liquidation or winding up of the Corporation, or any consent of the Corporation to any of the foregoing.

(b)   Series B Non-Voting Preferred Stock (Non-Voting Stock)

(i)   Except as set forth in subsections (ii), (iii), (iv) and (v) below of this Section C(2)(b), holders of shares of Series B Non-Voting Preferred shall not be entitled to vote (in their capacity as holders of Series B Non-Voting Preferred) on any matter submitted to a vote of the stockholders of the Corporation, and shares of Series B Non-Voting Preferred shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(ii)   The holders of Series B Non-Voting Preferred shall have such voting rights as are provided to the holders of the Series B Non-Voting Preferred (consenting or voting together separately as a single class) pursuant to Section C(4)(c)(vii) (*No Adjustment of Series B Conversion Price*), as provided in such Section.

(iii)   The holders of Series B Non-Voting Preferred shall have such voting rights as are provided to the holders of the A/B Preferred Stock (consenting or voting together as a single class and not as separate series) pursuant to Section C(3)(d) (*Deemed Liquidation Event*) and Section C(4)(b)(i) (*Automatic Conversion*), as provided in each such Section.

(iv)   The holders of Series B Non-Voting Preferred shall have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided* that an amendment, alteration or repeal of this Restated Certificate to increase or decrease the number of authorized shares of Series B Non-Voting Preferred (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted, with such outstanding shares of Class A Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of Series B Non-Voting Preferred, voting separately as a class, shall be required therefor.

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

(v) The holders of Series B Non-Voting Preferred shall have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subsection (ii), subsection (iii) or subsection (iv) above), and which cannot be superseded by the provisions of this Restated Certificate.

(vi) As to all matters for which voting rights are provided to the holders of Series B Non-Voting Preferred under this Section C(2)(b), other than subsection (iii) of this Section C(2)(b), the holders of the Series B Non-Voting Preferred are entitled to one vote for each share of Series B Non-Voting Preferred held at all meetings of stockholders (and written actions in lieu of meetings). As to all matters for which voting rights are provided to the holders of Series B Non-Voting Preferred under subsection (iii) of this Section C(2)(b), each holder of outstanding shares of Series B Non-Voting Preferred shall be entitled to cast the number of votes equal to the number of whole shares of Class B Non-Voting Common Stock into which the shares of Series B Non-Voting Preferred held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted to Class B Non-Voting Common Stock basis shall be rounded to the nearest whole number (with one-half being rounded upward).

(c) Series CF Non-Voting Preferred Stock (Non-Voting Stock)

(i) Except as set forth in subsections (ii), (iii) and (iv) below of this Section C(2)(c), holders of shares of Series CF Non-Voting Preferred shall not be entitled to vote (in their capacity as holders of Series CF Non-Voting Preferred) on any matter submitted to a vote of the stockholders of the Corporation, and shares of Series CF Non-Voting Preferred shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(ii) The holders of Series CF Non-Voting Preferred shall have such voting rights as are provided to the holders of the Series CF Non-Voting Preferred (consenting or voting together separately as a single class) pursuant to Section C(4)(c)(viii) (*No Adjustment of Series CF Conversion Price*), as provided in such Section.

(iii) The holders of Series CF Non-Voting Preferred shall have such voting rights as may be required by the first sentence of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted; *provided* that an amendment, alteration or repeal of this Restated Certificate to increase or decrease the number of authorized shares of Series CF Non-Voting Preferred (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the written consent or affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted, with such outstanding shares of Class A Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of Series CF Non-Voting Preferred, voting separately as a class, shall be required therefor.

(iv) The holders of Series CF Non-Voting Preferred shall have such voting rights, if any, as may be required by the DGCL or other applicable law (to the extent not addressed in subsection (ii) or subsection (iii) above), and which cannot be superseded by the provisions of this Restated Certificate.

(v)   As to all matters for which voting rights are provided to the holders of Series CF Non-Voting Preferred under this Section C(2)(c), the holders of the Series CF Non-Voting Preferred are entitled to one vote for each share of Series CF Non-Voting Preferred held at all meetings of stockholders (and written actions in lieu of meetings).

3.   Liquidation Rights.

For purposes of this Section C(3), the term "Liquidation Event" has the meaning given to such term in Section B(4) of this Article IV.

(a)   Preferred Stock Liquidation Preference.

(i)   **Unpaid   Accrued   Reclamation   Dividends.**   This Section C(3)(a)(i) applies if a Liquidation Event occurs and there are unpaid Accrued Reclamation Dividends outstanding immediately prior to such Liquidation Event, including with respect to any final Reclamation Dividends Period as determined pursuant to Section C(1)(a)(ii)(F)(II) (collectively, the "Specified Dividends" and the holders entitled to payment of the Specified Dividends at such time, each an "Applicable Holder" and collectively, the "Applicable Holders"). In such case, the Applicable Holders shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Preferred Stock or Common Stock by reason of their ownership thereof (other than amounts owed to a holder under this Section C(3)(a)(i)), the Specified Dividends. If upon any such Liquidation Event the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Applicable Holders the full amount of the Specified Dividends: (x) the Specified Dividends will be sub-divided by each applicable Reclamation Dividends Period relating to the Specified Dividends; (y) as between or among the applicable Reclamation Dividends Period(s), priority is based on chronological order of such Reclamation Dividends Period(s) with the first/earliest Reclamation Dividends Period having the highest priority; and (z) for any amounts paid under this Section C(3)(a)(i) as to a particular Reclamation Dividends Period, such amounts will be shared ratably among the Applicable Holders entitled to the Specified Dividends with respect to that particular Reclamation Dividends Period.

(ii)   **Series B Non-Voting Preferred Liquidation Preference**. In the event of any Liquidation Event, the holders of shares of Series B Non-Voting Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred, Series CF Non-Voting Preferred or Common Stock by reason of their ownership thereof (other than amounts owed to a holder under Section C(3)(a)(i) above, if applicable) but after the payment of all preferential amounts required to be paid with respect to Specified Dividends in accordance with Section C(3)(a)(i) above, an amount per share equal to the Series B Original Issue Price plus any Other Dividends declared but unpaid thereon. If upon any such Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Non-Voting Preferred the full amount to which they shall be entitled under this Section C(3)(a)(ii), the holders of shares of Series B Non-Voting Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

18

(iii)   Series A Preferred Liquidation Preference. In the event of any Liquidation Event, the holders of shares of Series A Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series CF Non-Voting Preferred or Common Stock by reason of their ownership thereof (other than amounts owed to a holder under Section C(3)(a)(i) above, if applicable) but after the payment of all preferential amounts required to be paid with respect to Specified Dividends in accordance with Section C(3)(a)(i) above and to the holders of shares of Series B Non-Voting Preferred in accordance with Section C(3)(a)(ii) above, an amount per share equal to the Series A Original Issue Price plus any Other Dividends declared but unpaid thereon. If upon any such Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred the full amount to which they shall be entitled under this Section C(3)(a)(iii), the holders of shares of Series A Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(iv)   Series CF Non-Voting Preferred Liquidation Preference (excluding Accrued Reclamation Dividends, which are addressed in clause (i) above). In the event of any Liquidation Event, the holders of shares of Series CF Non-Voting Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof but after the payment of all preferential amounts required to be paid with respect to Specified Dividends in accordance with Section C(3)(a)(i) above and to the holders of shares of Series B Non-Voting Preferred in accordance with Section C(3)(a)(ii) above and the holders of shares of Series A Preferred in accordance with Section C(3)(a)(iii) above, an amount per share equal to the Series CF Original Issue Price plus any Other Dividends declared but unpaid thereon. If upon any such Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series CF Non-Voting Preferred the full amount to which they shall be entitled under this Section C(3)(a)(iv), the holders of shares of the Series CF Non-Voting Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For clarity, Other Dividends, if any, do not include Accrued Reclamation Dividends. Any unpaid Accrued Reclamation Dividends outstanding immediately prior to such Liquidation Event are addressed by Section C(3)(a)(i) above and not this Section C(3)(a)(iv).

(b)   Distribution of Remaining Assets. In the event of any Liquidation Event, after the payment of all preferential amounts required to be paid with respect to Specified Dividends in accordance with Section C(3)(a)(i) above and to the holders of shares of Preferred Stock in accordance with Section C(3)(a)(ii), Section C(3)(a)(i)(iii) and Section C(3)(a)(iv) above, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, *pro rata* based on the number of shares held by each such holder.

(c)   Deemed Conversion. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event pursuant to Section C(3)(a)(ii), Section C(3)(a)(iii) and/or Section C(3)(a)(iv) above, as applicable, each such holder of shares of Preferred Stock shall be deemed to have converted (in accordance with Section C(4) below) (regardless of whether such holder actually converted) such holder's shares of Preferred Stock into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred or shares of Series CF Non-Voting Preferred, as applicable) immediately prior to such Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder pursuant to Section C(3)(a)(ii), Section C(3)(a)(iii) and/or Section C(3)(a)(iv) above, as applicable, if such holder did not convert such shares of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this Section C(3)(c), then such holder shall not be entitled to receive any distribution pursuant to Section C(3)(a)(ii), Section C(3)(a)(iii) and/or Section C(3)(a)(iv) above, as applicable, that would otherwise be made to holders of Preferred Stock that have not converted (or been deemed to have converted) into shares of Common Stock. A deemed conversion pursuant to this Section C(3)(c) does not affect Section C(3)(a)(i) or the payment of any Specified Dividends to the relevant Applicable Holders pursuant to Section C(3)(a)(i).

For the avoidance of doubt, subject to Section C4(a)(ii) (which addresses termination of Conversion Rights in connection with a Liquidation Event) nothing in this Section C(3)(c) shall prohibit, limit or otherwise affect the right of a holder of shares of Preferred Stock to voluntarily convert all or a portion of such holder's shares of Preferred Stock to Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred and Class B Non-Voting Common Stock in the event of conversion of shares of Series B Non-Voting Preferred or Series CF Non-Voting Preferred, as applicable) pursuant to, and in accordance with the terms and provisions of, Section C(4).

(d)   **Deemed Liquidation Event**. Unless otherwise agreed by the written consent or affirmative vote of the holders of a majority of the outstanding shares of A/B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class (and not as separate series), and on an as-converted basis (*provided* that, for so long as any shares of Series A Preferred remain outstanding, such majority of the outstanding shares of A/B Preferred Stock shall include the holders of at least 20% of the outstanding shares of Series A Preferred), and the Corporation, the following events shall be considered a "Deemed Liquidation Event" under this Section C(3):

(i)   **Acquisition**. Any (A) consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, which results in the voting securities of the Corporation outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of Corporation or such surviving or successor entity outstanding immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions in which more than 50% of the Corporation's voting power is transferred, but excluding any consolidation or merger effected solely for the purpose of reincorporating the Corporation in another state or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation's securities immediately prior to such transaction; or (B) sale of shares of capital stock of the Corporation, in a single transaction or series of related transactions, representing more than 50% of the voting power of the voting securities of the Corporation, but excluding any transaction or series of transactions principally for bona fide equity financing purposes in which the Corporation issues new securities primarily for cash or the cancellation or conversion of indebtedness of the Corporation or a combination thereof for the purpose of financing the operations and business of the Corporation (collectively, an "Acquisition"); or

(ii)   **Asset Transfer**. A sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Corporation, in a single transaction or series of related transactions (excluding, however, any license (whether or not exclusive) that is granted or entered into in the ordinary course) (an "Asset Transfer");

provided, however, that an event described in Section C(4)(b)(i)(B) that triggers automatic conversion shall not be a Deemed Liquidation Event under this Section C(3);

(d)   **Consideration Valuation**. In the event of a Deemed Liquidation Event under this Section C(3), if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value as determined in good faith by the Board in accordance with this Section C(3)(e). Any securities shall be valued as follows:

(i)   **Marketable**. Securities not subject to investment letter or other similar restrictions on free marketability covered by Section C(3)(e)(ii) below:

(A)   If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such securities exchange or quotation system over the 30 day period ending three days prior to the closing;

(B)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 30-day period ending three days prior to the closing; and

(C)   If there is no active public market, the value shall be the fair market value thereof, as determined by the Board.

(e)   **Restricted**. The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in Section C(3)(e)(i)(A), (B) or (C) to reflect the approximate fair market value thereof, as determined by the Board in accordance with the procedures set forth in Section C(3)(e)(i)(C) above.

4.   **Conversion Rights.**

The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock into shares of Common Stock (the "Conversion Rights"):

(a) Optional Conversion.

(i) Conversion Calculations.

(A) **Series A Preferred.** Each share of Series A Preferred shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully-paid and nonassessable shares of Class A Common Stock as is obtained by dividing the Series A Original Issue Price by the Series A Conversion Price (as hereinafter defined) in effect at the time of conversion. The "Series A Conversion Price" shall be equal to $ 0.749512 per share. The Series A Conversion Price, and the rate at which shares of Series A Preferred may be converted into shares of Class A Common Stock, shall be subject to adjustment from time to time after the Effective Date in accordance with this Section C(4) (for clarity, the $0.749512 per share price already takes into account and has been adjusted for the Series A Stock Split described in Section A of this Article IV, so no additional adjustments will occur under this Section C(4) for the Series A Stock Split or the Common Stock Split and Recapitalization described in Section A of this Article IV). Notwithstanding any provision of this Restated Certificate to the contrary, shares of Series A Preferred are only convertible into shares of the Corporations' Class A Common Stock and are not convertible into shares of the Corporation's Class B Non-Voting Common Stock.

(B) **Series B Non-Voting Preferred.** Each share of Series B Non-Voting Preferred shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully-paid and nonassessable shares of Class B Non-Voting Common Stock as is obtained by dividing the Series B Original Issue Price by the Series B Conversion Price (as hereinafter defined) in effect at the time of conversion. The "Series B Conversion Price" shall initially be equal to $1.25. The Series B Conversion Price, and the rate at which shares of Series B Non-Voting Preferred may be converted into shares of Class B Non-Voting Common Stock, shall be subject to adjustment from time to time in accordance with this Section C(4). Notwithstanding any provision of this Restated Certificate to the contrary, shares of Series B Non-Voting Preferred are only convertible into shares of the Corporation's Class B Non-Voting Common Stock and are not convertible into shares of the Corporation's Class A Common Stock.

(C) **Series CF Non-Voting Preferred.** Each share of Series CF Non-Voting Preferred shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully-paid and nonassessable shares of Class B Non-Voting Common Stock as is obtained by dividing the Series CF Original Issue Price by the Series CF Conversion Price (as hereinafter defined) in effect at the time of conversion. The "Series CF Conversion Price" shall initially be equal to $2.50. The Series CF Conversion Price, and the rate at which shares of Series CF Non-Voting Preferred may be converted into shares of Class B Non-Voting Common Stock, shall be subject to adjustment from time to time in accordance with this Section C(4). Notwithstanding any provision of this Restated Certificate to the contrary, shares of Series CF Non-Voting Preferred are only convertible into shares of the Corporation's Class B Non-Voting Common Stock and are not convertible into shares of the Corporation's Class A Common Stock.

(ii)   Termination of Conversion Rights. Without limitation of the provisions of Section C(3)(c) (*Deemed Conversion*), in the event of a Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

(iii)   Mechanics of Conversion. Each holder of Preferred Stock who desires to convert shares of Preferred Stock into shares of Common Stock pursuant to Section C(4)(a)(i) above shall (x) if such holder's shares are certificated, surrender the certificate or certificates therefor (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the Corporation or any transfer agent for the Preferred Stock, and (y) give written notice to the Corporation at such office that such holder elects to convert the same. Such notice shall state the number of shares of Preferred Stock being converted. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the Corporation (or, if applicable, the transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificates (or lost certificate affidavit and agreement) shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, either a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock (provided that, if the Corporation retains a third-party stock transfer agent, the Corporation may issue and deliver uncertificated or "book-entry" shares in lieu of a physical stock certificates), (ii) pay in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock all declared and unpaid Other Dividends on the shares of Preferred Stock being converted and (iii) pay in cash, the value of any fractional share of Common Stock otherwise issuable to any holder of Preferred Stock as calculated pursuant to Section C(4)(j) below. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of the underwritten offering of securities.

An Optional Conversion does not accelerate rights or obligations associated with, or grant any priority with respect to the payment of, unpaid Accrued Reclamation Dividends to which a holder remains entitled at the Conversion Time. The relevant unpaid Accrued Reclamation Dividends remain payable only at the times and in the amounts as originally payable in accordance with the applicable provisions of Section C(1)(a) of this Article IV prior to the Conversion Time.

(b) **Automatic Conversion.**

(i) **Conversion Criteria.** Each share of Preferred Stock shall automatically be converted into shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred and Class B Non-Voting Common Stock in the event of conversion of shares of each of the Series B Non-Voting Preferred and the Series CF Non-Voting Preferred), based on the then-effective conversion rate (and such shares of Preferred Stock may not be reissued by the Corporation) at any time upon the earlier of the (A) the written consent or affirmative vote of the holders of a majority of the outstanding shares of the A/B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class (and not as separate series), and on an as-converted basis (*provided* that, for so long as any shares of Series A Preferred remain outstanding, such majority of the outstanding shares of the A/B Preferred Stock shall include the holders of at least 20% of the outstanding shares of Series A Preferred), or (B) immediately upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which (1) the per share price is at least $3.50 (as adjusted for stock splits, Other Dividends, recapitalizations and the like occurring after the Effective Date; for clarity, such $3.50 per share price already takes into account and has been adjusted for the Series A Stock Split described in Section A of this Article IV), and (2) the gross cash proceeds to the Corporation (before underwriting discounts, commissions and fees) are at least $25,000,000.

(ii) **Mechanics of Conversion.** Upon the occurrence of any of the events specified in Section C(4)(b)(i), the outstanding shares of Preferred Stock, which are automatically converting pursuant to Section C(4)(b)(i), shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares (in the case of any certificated shares) are surrendered to the Corporation or its transfer agent; *provided, however*, if any holder's shares of Preferred Stock are certificated, the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, if any holder's shares are certificated, such holder shall surrender the certificates representing such shares of Preferred that are certificated (or such reasonable agreement in the case of lost, stolen or destroyed certificates) at the office of the Corporation or any transfer agent for the Corporation. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. As soon as practicable thereafter, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred (provided that, if the Corporation retains a third-party stock transfer agent, the Corporation may issue and deliver uncertificated or "book-entry" shares in lieu of a physical stock certificates). Any declared and unpaid Other Dividends and the value of any fractional shares shall be paid in accordance with the provisions of Section C(4)(a)(iii) and Section C(4)(j), respectively. Any unpaid

Accrued Reclamation Dividends outstanding immediately prior to an automatic conversion of the Preferred Stock pursuant to Section C(4)(b)(i), including with respect to any final Reclamation Dividends Period for the automatic conversion as determined pursuant to Section C(1)(a)(ii)(F)(II), shall be paid in cash to the holders entitled thereto by the Corporation as soon as practicable after the effectiveness of the automatic conversion.

   (c) Adjustments to Series A Conversion Price, Series B Conversion Price and Series CF Conversion Price for Diluting Issues.

     (i) Special Definitions. For purposes of this Section C(4) and other applicable provisions of this Restated Certificate, in addition to defined terms specified elsewhere in this Section C(4) and other applicable provisions of this Restated Certificate, the following definitions shall apply:

     "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

     "Effective Date" and "Effective Time" have the meanings given to such terms in Section A(2).

     "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

     "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section C(4)(c)(ii) below, deemed to be issued) by the Corporation after the Effective Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "*Exempted Securities*"):

      (i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on any shares of Preferred Stock or concurrently with or in connection with the issuance of any shares of Preferred Stock;

       (i) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Sections C(4)(d), (C)(4)(e), (C)(4)(f) or (C)(4)(g);

       (ii) shares of Common Stock, Options or Convertible Securities issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

       (iii) shares of Common Stock actually issued upon the exercise of warrants that are outstanding as of the Effective Date;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities (including Preferred Stock), in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(v)   shares of Common Stock, Options or Convertible Securities issued (A) pursuant to the acquisition of another corporation by the Corporation by merger, consolidation, purchase of substantially all of the assets or similar business combination, (B) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board or (C) to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board.

(ii)   Deemed Issue of Additional Shares of Common Stock.

(A)   If the Corporation at any time or from time to time after the Effective Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities), then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue.

(B)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, pursuant to the terms of Section C(4)(c)(iii), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, computed upon the original issue of such Option or Convertible Security shall be readjusted to such Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section C(4)(c)(ii)(B) shall have the effect of increasing the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price to an amount which exceeds the lower of (1) the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (2) the Series A Conversion Price, Series B

26

Conversion Price and/or Series CF Conversion Price, as applicable, that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(C)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price pursuant to the terms of Section C(4)(c)(iii) (either because the consideration per share (determined pursuant to Section C(4)(c)(iv)) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, then in effect, or because such Option or Convertible Security was issued before the Effective Date), are revised after the Effective Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) an increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section C(4)(c)(ii)(A)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(D)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price pursuant to the terms of Section C(4)(c)(iii), the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, shall be readjusted to such Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, as would have been obtained had such Option or Convertible Security (or any portion thereof) never been issued.

(E)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price provided for in this Section C(4)(c)(ii) shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (B) and (C) of this Section C(4)(c)(ii)). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, that would result under the terms of this Section C(4)(c)(ii) at the time of such issuance or amendment shall instead be effected at the time

27

such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, that such issuance or amendment took place at the time such calculation can first be made.

(iii) **Adjustment of Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price Upon Issuance of Additional Shares of Common Stock.** In the event the Corporation shall at any time after the Effective Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section C(4)(c)(ii)), without consideration or for consideration per share less than the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, shall be reduced concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) / (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(1) "CP2" shall mean the Series A Conversion Price, Series B Conversion Price or Series CF Conversion Price, as applicable, in effect immediately after such issue of Additional Shares of Common Stock;

(2) "CP1" shall mean the Series A Conversion Price, Series B Conversion Price or Series CF Conversion Price, as applicable, in effect immediately prior to such issue of Additional Shares of Common Stock;

(3) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise or vesting of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(4) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation, in respect of such issue, as determined by the Board in good faith, by CP1); and

(5) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(iv) **Determination of Consideration**. For purposes of this Section C(4)(c), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A) **Cash and Property:** Such consideration shall:

(I) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(II) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(III) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Board.

(B) **Options and Convertible Securities.** The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section C(4)(c)(ii), relating to Options and Convertible Securities, shall be determined by dividing

(I) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(II) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(v) **Multiple Closing Dates.** In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price pursuant to the terms of Section C(4)(c)(iii), then, upon the final such issuance, the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(vi)   **No Adjustment of Series A Conversion Price**.   No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series A Preferred (voting separately as a single class, on an as-converted basis) agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(vii)   **No Adjustment of Series B Conversion Price**.   No adjustment in the Series B Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series B Non-Voting Preferred (voting separately as a single class) agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(viii)   **No Adjustment of Series CF Conversion Price**.   No adjustment in the Series CF Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series CF Non-Voting Preferred (voting separately as a single class) agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(d)   **Adjustment for Stock Splits and Combinations**. If the Corporation shall at any time or from time to time after the Effective Date effect a subdivision or event of similar effect of the outstanding Common Stock without a corresponding subdivision or similar event of the Preferred Stock, the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, in effect immediately before that subdivision or similar event shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. Conversely, if the Corporation shall at any time or from time to time after the Effective Date combine or effect a similar event on the outstanding shares of Common Stock without a corresponding combination or similar event of the Preferred Stock, the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, in effect immediately before the combination or similar event shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision, or combination or similar event becomes effective.

(e)   **Adjustment for Certain Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Effective Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, an Other Dividend payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, then in effect by a fraction:

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(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such Other Dividend.

Notwithstanding the foregoing, (x) if such record date shall have been fixed and such Other Dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price, as applicable, shall be adjusted pursuant to this subsection as of the time of actual payment of such Other Dividends; and (y) that no such adjustment shall be made if the holders of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, simultaneously receive an Other Dividend of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, had been converted into Common Stock on the date of such event.

(f) **Adjustment for Other Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Effective Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, an Other Dividend payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section C(1) do not apply to such Other Dividend, then and in each such event the holders of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, shall receive, simultaneously with the distribution to the holders of Common Stock, an Other Dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, had been converted into Common Stock on the date of such event. Notwithstanding the foregoing, if any Other Dividends to be declared, paid or set aside on shares of the non-voting Preferred Stock consist of voting Securities of the Corporation, the Corporation shall make available to each holder of Series B Non-Voting Preferred Stock and/or Series CF Non-Voting Preferred Stock, as applicable, Other Dividends consisting of non-voting Securities of the Corporation which are otherwise identical to the voting Securities. As used in this Section C(4)(f), the term "Securities" has the meaning given to such term in Section B(2)(b)(ii).

(g) **Adjustment for Merger or Reorganization, etc.** Subject to the provisions of Section C(3)(d) (*Deemed Liquidation Events*), if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section C(4)(c), Section C(4)(e) or Section C(4)(f)), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section C(4) with respect to the rights and interests thereafter of the holders of the Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, to the end that the provisions set forth in this Section C(4) (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable.

(h)   **Certificate as to Adjustments.**   Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price, Series B Conversion Price and/or Series CF Conversion Price pursuant to this Section C(4), the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred, Series B Non-Voting Preferred and/or Series CF Non-Voting Preferred, as applicable, a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred, Series B Non-Voting Preferred or Series CF Non-Voting Preferred, as applicable (but in no event later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price, Series B Conversion Price or Series CF Conversion Price, as applicable, then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Series A Preferred, Series B Non-Voting Preferred or Series CF Non-Voting Preferred, as applicable.

(i)   **Notices of Record Date.** In the event:

(A)   the Corporation shall take a record of the holders of its Common Stock (or any class of Common Stock or any other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any Other Dividend; or

(B)   of any Liquidation Event; or

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such Other Dividend, or (ii) the effective date on which such Liquidation Event is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or any class of Common Stock or any other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such Liquidation Event, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

(j) **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of any shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay the holder, otherwise entitled to such fractional share, cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board) on the date of conversion.

(k) **Reservation of Stock Issuable Upon Conversion.**

(i) **Series A Preferred.** The Corporation shall at all times when any Series A Preferred shall be outstanding, reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred. If at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all of the then outstanding shares of the Series A Preferred, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose. Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of the shares of Class A Common Stock issuable upon conversion of the Series A Preferred, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Class A Common Stock at such adjusted Series A Conversion Price.

(ii) **Series B Non-Voting Preferred.** The Corporation shall at all times when any Series B Non-Voting Preferred shall be outstanding, reserve and keep available out of its authorized but unissued shares of Class B Non-Voting Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Non-Voting Preferred, such number of its shares of Class B Non-Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Non-Voting Preferred. If at any time the number of authorized but unissued shares of Class B Non-Voting Common Stock shall not be sufficient to effect the conversion of all of the then outstanding shares of the Series B Non-Voting Preferred, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Class B Non-Voting Common Stock to such number of shares as shall be sufficient for such purpose. Before taking any action which would cause an adjustment reducing the Series B Conversion Price below the then par value of the shares of Class B Non-Voting Common Stock issuable upon conversion of the Series B Non-Voting Preferred, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Class B Non-Voting Common Stock at such adjusted Series B Conversion Price.

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

(iii)   **Series CF Non-Voting Preferred.** The Corporation shall at all times when any Series CF Non-Voting Preferred shall be outstanding, reserve and keep available out of its authorized but unissued shares of Class B Non-Voting Common Stock, solely for the purpose of effecting the conversion of the shares of the Series CF Non-Voting Preferred, such number of its shares of Class B Non-Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series CF Non-Voting Preferred. If at any time the number of authorized but unissued shares of Class B Non-Voting Common Stock shall not be sufficient to effect the conversion of all of the then outstanding shares of the Series CF Non-Voting Preferred, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Class B Non-Voting Common Stock to such number of shares as shall be sufficient for such purpose. Before taking any action which would cause an adjustment reducing the Series CF Conversion Price below the then par value of the shares of Class B Non-Voting Common Stock issuable upon conversion of the Series CF Non-Voting Preferred, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Class B Non-Voting Common Stock at such adjusted Series CF Conversion Price.

(l)   **Effect of Conversion.** All shares of Preferred Stock which shall have been surrendered for conversion as herein provided or automatically converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the applicable time of conversion, except only the right of the holders thereof to receive (i) shares of Common Stock (Class A Common Stock in the event of conversion of shares of Series A Preferred and Class B Non-Voting Common Stock in the event of conversion of shares Series B Non-Voting Preferred and/or shares of Series CF Non-Voting Preferred, as applicable) in exchange therefor, (ii) if applicable, payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section C(4)(j), (iii) if applicable, payment of any Other Dividends declared but unpaid thereon in accordance with the applicable provisions of Section C(4)(a)(iii) or Section C(4)(b)(ii), as the case may be, and (iv) if applicable, payment of unpaid Accrued Reclamation Dividends if, and to the extent provided in accordance with, the applicable provisions of Section C(4)(a)(iii) or Section C(4)(b)(ii), as the case may be. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the authorized number of shares of each affected series of Preferred Stock) accordingly.

(m)   **Notices.** Any notice required by the provisions of this Section C(4) shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail, facsimile or other electronic communication in compliance with the provisions of the DGCL, if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

(n)   **No Further Adjustment.** Upon any conversion pursuant to this Section C(4), no adjustment to the Series A Conversion Price, Series B Conversion Price or Series CF Conversion Price shall be made for any declared but unpaid Other Dividends on the Series A Preferred, Series B Non-Voting Preferred or Series CF Non-Voting Preferred, as applicable, surrendered for conversion or on the Common Stock delivered upon conversion.

(o)   **Issue Taxes.** The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section C(4). The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

5.   **Waiver.**

(a)   **Series A Preferred.** Notwithstanding anything in this Restated Certificate to the contrary, any of the rights, powers, privileges, preferences and other terms of the Series A Preferred set forth in this Restated Certificate (whether applicable to the Series A Preferred as a separate series or as part of either the A/B Preferred Stock as a single class or the Preferred Stock as a single class) may be waived on behalf of all holders of Series A Preferred by the affirmative written consent or vote of the holders of a majority of the shares of Series A Preferred then outstanding (voting together separately as a single class, and on an as-converted basis).

(b)   **Series B Non-Voting Preferred.** Notwithstanding anything in this Restated Certificate to the contrary, any of the rights, powers, privileges, preferences and other terms of the Series B Non-Voting Preferred set forth in this Restated Certificate (whether applicable to the Series B Non-Voting Preferred as a separate series or as part of either the A/B Preferred Stock as a single class or the Preferred Stock as a single class, if and to the extent otherwise applicable) may be waived on behalf of all holders of Series B Non-Voting Preferred by the affirmative written consent or vote of the holders of a majority of the shares of Series B Non-Voting Preferred then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis). For clarity, this Section C(5)(b) does not expand the voting rights of the holders of Series B Non-Voting Preferred, which voting rights are limited as provided in Section C(2)(b) of this Article IV.

(c)   **A/B Preferred Stock.** Notwithstanding anything in this Restated Certificate to the contrary, any of the rights, powers, privileges, preferences and other terms of the A/B Preferred Stock set forth in this Restated Certificate may be waived on behalf of all holders of A/B Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of A/B Preferred Stock then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis) (*provided* that, for so long as any shares of Series A Preferred remain outstanding, such majority of the outstanding shares of A/B Preferred Stock shall include the holders of at least 20% of the outstanding shares of Series A Preferred). For clarity, this Section C(5)(b) does not expand the voting rights of the holders of Series B Non-Voting Preferred, which voting rights are limited as provided in Section C(2)(b) of this Article IV.

(d) **Series CF Non-Voting Preferred.** Notwithstanding anything in this Restated Certificate to the contrary, any of the rights, powers, privileges, preferences and other terms of the Series CF Non-Voting Preferred set forth in this Restated Certificate (whether applicable to the Series CF Non-Voting Preferred as a separate series or as part of the Preferred Stock as a single class, if and to the extent otherwise applicable) may be waived on behalf of all holders of Series CF Non-Voting Preferred by the affirmative written consent or vote of the holders of a majority of the shares of Series CF Non-Voting Preferred then outstanding (voting together separately as a single class, and, where applicable, on an as-converted basis). For clarity, this Section C(5)(d) does not expand the voting rights of the holders of Series CF Non-Voting Preferred, which voting rights are limited as provided in Section C(2)(c) of this Article IV.

ARTICLE V.

A. The liability of the directors and officers of the Corporation for monetary damages shall be eliminated to the fullest extent under applicable law.

B. This Article V shall not affect any provision permitted under the DGCL in this Second Amended and Restated Certificate of Incorporation, the Corporation's bylaws (the "Bylaws") or any contract or resolution of the Corporation indemnifying or agreeing to indemnify a director or officer of the Corporation against personal liability. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

ARTICLE VI.

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions that may be set forth in this Certificate of Incorporation.

Subject to any indemnification provisions of this Second Amended and Restated Certificate of Incorporation and the Bylaws, the Board may from time to time make, amend, supplement or repeal the Bylaws; *provided, however*, that the stockholders of the Corporation may change or repeal any Bylaw adopted by the Board by the affirmative vote of the percentage of holders of capital stock as provided therein; and, *provided further*, that no amendment or supplement to the Bylaws adopted by the Board shall vary or conflict with any amendment or supplement thus adopted by the stockholders of the Corporation.

B. The members of the Board need not be elected by written ballot unless the Bylaws so provide.

C. Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

D. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE VII.

Except as otherwise set forth herein, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon the stockholders of the Corporation, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the DGCL.

4. That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's original Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 25th day of October, 2022.



By:
John R. (Grizz) Deal,
Chief Executive Officer

IX Power Clean Water, Inc.
Second Amended and Restated Certificate of Incorporation

EXHIBIT G
TO IX POWER CLEAN WATER, INC. FORM C/A FILED 28 APRIL 2023

EXISTING STOCKHOLDER AGREEMENT OF IX POWER CLEAN WATER, INC.

[See attached]

**THIRD AMENDED AND RESTATED
STOCKHOLDER AGREEMENT**

IX POWER CLEAN WATER, INC.

THIS THIRD AMENDED AND RESTATED STOCKHOLDER AGREEMENT is made and entered into effective as of the "Effective Date" referred to below, by and among IX Power Clean Water, Inc., a Delaware corporation (the "***Company***"), each of the Existing Stockholders (as such term is defined in Section 1 below), and each other Stockholder (as such term is defined in Section 1 below) who becomes a party to this Agreement or otherwise bound by this Agreement after the Effective Date in accordance with this Agreement.

RECITALS

A.   The Company and the Existing Stockholders (as such term is defined in Section 1 below) are parties to a Second Amended and Restated Stockholder Agreement, dated May 17, 2018 (the "***Existing Agreement***").

B.   To maintain its current operations and provide additional growth capital, the Company will offer, sell and issue up to 2,200,000 shares of a newly authorized and designated series of preferred stock, the Series CF Non-Voting Preferred Stock, par value $0.001 per share, to one or more qualified investors acceptable to the Company, at a purchase price of $2.50 per share, against payment of the purchase price therefor by cash or any other consideration approved by the Company's Board of Directors (the "***Series CF Preferred Financing***"). All of the shares of such Series CF-Non-Voting Preferred Stock are reserved for offer, sale and issuance pursuant to one or more Additional Crowdfunding Offerings (as defined below).

C.   On May 16, 2018, the Company effected a 8.2-for-1 forward stock split and common stock reclassification, as more fully described in the Second Amended and Restated Certificate (defined below). All share numbers and share price figures set forth in this Agreement reflect and take into account such forward stock split and reclassification.

D.   In connection with the Series CF Preferred Financing, the Company and the Specified Stockholders executing this Agreement desire to amend and modify, and for convenience restate in its entirety, the Existing Agreement as set forth herein.

E.   The Existing Stockholders (as such term is defined in Section 1 below) executing this Agreement on or prior to the Effective Date are referred to herein each individually as a "***Specified Stockholder***" and collectively as the "***Specified Stockholders***." The Specified Stockholders satisfy the requirements of Section 9.9 of the Existing Agreement to amend and modify, and for convenience restate in its entirety, the Existing Agreement pursuant to and in accordance with this Agreement. Specifically, the Specified Stockholders constitute or include, as applicable (with the applicable requirements being satisfied as of the Effective Date whether the respective terms "Investors," "Non-Voting Capital Stock," "Series A Preferred Stock," Series B Non-Voting Preferred Stock," and/or "Voting Stock," as the case may be, are as defined in the Existing Agreement or this Agreement):

(1) the holders of a majority of the outstanding shares of Voting Capital Stock, voting together as a single class (and, in the case of shares of Series A Preferred Stock, on an as-converted basis), as of the Effective Date;

(2) the holders of a majority of the outstanding shares of Class A Common Stock, voting together as a single class, as of the Effective Date;

(3) IX Power LLC, a Colorado limited liability company;

(4) the holders of a majority of the outstanding shares of Series A Preferred Stock as of the Effective Date;

(5) the holders of a majority of the outstanding shares of Series B Non-Voting Preferred Stock as of the Effective Date; and

(6) the Investors (voting together as a single class) holding a majority of the Voting Capital Stock held by the Investors as of the Effective Date and, whether or not specifically required by the Existing Agreement, the Investors (voting together as a single class) holding a majority of the Non-Voting Capital Stock held by the Investors as of the Effective Date.

Pursuant to Section 9.9 of the Existing Agreement, upon execution of this Agreement by the Company and the Specified Stockholders this Agreement is binding upon each of the Existing Stockholders and all of their respective successors and permitted assigns whether or not each such Existing Stockholder executes this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

1. **DEFINITIONS.** For all purposes of this Agreement (including the introductory paragraph and recitals above), except as otherwise expressly provided or unless the context otherwise requires, the terms defined in this Section 1 have the meanings assigned to them in this Section 1:

"*Accredited Investor*" means an "accredited investor," as such term is defined in Rule 501(a) of Regulation D under the Securities Act, and as amended by the Dodd Frank Wall Street Reform and Consumer Protection Act.

"*Additional Crowdfunding Offering*" means (a) a Regulation Crowdfunding offering (an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and pursuant to Regulation Crowdfunding (§ 227.100 et seq.)) hosted by or otherwise conducted through any one or more SEC-registered funding portals approved by the Board, or (b) any other crowdfunding offering (equity or debt) by the Company for capital raising purposes.

"*Additional Investor(s)*" means, as the context may require:

(a) each of the Persons who/that acquires Capital Stock, or Options or Convertible Securities, after the Effective Date and becomes a party to this Agreement pursuant to Section 10.16(c) as an Additional Investor for purposes of this Agreement;

(b) each Person to whom the rights of any Person(s) referenced in the foregoing clause (a) are assigned after the Effective Date pursuant to Section 2 (subject to compliance with all applicable requirements of Section 2 and Section 10.10) and/or Section 10.10, as the case may be; and/or

(c)   any one of them.

"***Additional Stockholder(s)***" means, as the context may require:

(a)   (i) the Persons who/that acquired shares of Class B Non-Voting Common Stock pursuant to the Initial Crowdfunding Offering in exchange for cash consideration, and (ii) as applicable, any and all of such Persons' respective successor(s) or permitted assignee(s) in accordance with the Existing Stockholder Agreement. As of the Effective Date, the Persons referenced in this clause (a): (A) hold 1,672,899 shares of the Class B Non-Voting Common Stock, (B) were referred to and known as Additional Stockholders under the Existing Stockholder Agreement; (C) continue to be referred to and known as Additional Stockholders under this Agreement; and (D) are included in the Existing Stockholders, as defined in this Agreement;

(b)   StartEngine Capital, LLC (or, if and to the extent permitted by Regulation Crowdfunding its designated affiliate) ("***StartEngine***"), if both (i) the 31,368 shares of the Class B Non-Voting Common Stock that have been reserved for issuance to StartEngine in connection with the Initial Crowdfunding Offering have been or are actually issued by the Company to StartEngine and (ii) StartEngine either (A) is a party to the Existing Stockholder Agreement as an Additional Stockholder thereunder as of the Effective Date or (B) becomes a party to this Agreement pursuant to Section 10.16(a) as an Additional Stockholder for purposes of this Agreement;

(c)   each of the Persons who/that acquires Capital Stock, or Options or Convertible Securities, after the Effective Date and becomes a party to this Agreement pursuant to any of Section 10.16(b), (c) or (d) as an Additional Stockholder for purposes of this Agreement;

(d)   each Person to whom the rights of any Person(s) referenced in the foregoing clauses (a), (b) and/or (c), as applicable, are assigned after the Effective Date pursuant to Section 2 (subject to compliance with all applicable requirements of Section 2 and Section 10.10) and/or Section 10.10, as the case may be; and

(e)   any one of them.

"***Affiliate***" means, with respect to any specified Stockholder, any other Stockholder who directly or indirectly, controls, is controlled by or is under common control with such Stockholder, including without limitation any general partner, managing member, officer or director of such Stockholder, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Stockholder.

"***Agreement***" means this Third Amended and Restated Stockholder Agreement, as the same may be further amended, restated, replaced, supplemented or otherwise modified in accordance with its terms.

"***Board***" means the Board of Directors of the Company.

"***Capital Stock***" means, with respect to a particular Stockholder and without duplication, (a) shares of Common Stock and Preferred Stock held by such Stockholder (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable to such Stockholder upon conversion of Preferred Stock held by such Stockholder, and (c) shares of Common Stock or Preferred Stock issued or issuable upon exercise or conversion, as applicable, of Options or Convertible Securities, in each case now owned or subsequently acquired by such Stockholder. For purposes of the number of shares of Capital Stock held by a Stockholder (or any other calculation based thereon): (i) all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then applicable conversion ratio and (ii) the term "Stockholder," as the case may be, shall mean and include such Stockholder's respective successors and permitted transferees or assigns.

"*Certificate of Incorporation*" means the Second Amended and Restated Certificate, as the same may be further amended, restated, replaced, supplemented or otherwise modified from time to time.

"*Change of Control*" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

"*Class A Common Stock*" means shares of the Company's Class A Common Stock, par value $0.001 per share.

"*Class B Non-Voting Common Stock*" means shares of the Company's Class B Non-Voting Common Stock, par value $0.001 per share.

"*Common Stock*" means shares of the Company's common stock, par value $0.001 per share, including all shares of the Company's Class A Common Stock and Class B Non-Voting Common Stock.

"*Company Notice*" means written notice from the Company notifying the selling Stockholder(s) that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Transfer.

"*Company Undersubscription Notice*" has the meaning given to such term in Section 2.1(d).

"*Convertible Securities*" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

"*DGCL*" means the Delaware General Corporation Law.

"*Effective Date*" means the day immediately following the Second Amended and Restated Certificate Effective Date. For illustrative purposes only, if the Second Amended and Restated Certificate Effective Date were to be September 30, 2022, the Effective Date of this Agreement would be October 1, 2022; and if the Second Amended and Restated Certificate Effective Date were to be October 5, 2022, the Effective Date of this Agreement would be October 6, 2022

"*Eligible Stockholder*" means:

      (a)   in the case of a Proposed Transfer of Voting Capital Stock:

          (i)   IX Power LLC; and

          (ii)   only those other Stockholders holding Voting Capital Stock who meet all of the following requirements at the time of the relevant Proposed Transfer: (A) the Stockholder is an Investor; (B) the Stockholder is an Accredited Investor (as verified in a manner satisfactory to the Company); and (C) the Board has not reasonably determined that the Stockholder has become a Non-Qualified Person;

      (b)   in the case of a Proposed Transfer of Non-Voting Capital Stock:

          (i)   IX Power LLC; and

(ii)   any other Stockholder (regardless of the type of Capital Stock held) who meets all of the following requirements at the time of the relevant Proposed Transfer: (A) the Stockholder is either (I) an Investor or (II) only if and to the extent expressly approved and designated by the Board for a particular Proposed Transfer, one or more Additional Stockholders; (B) the Stockholder is an Accredited Investor (as verified in a manner satisfactory to the Company); and (C) the Board has not reasonably determined that the Stockholder has become a Non-Qualified Person.

"*Eligible Stockholder Notice*" means written notice from an Eligible Stockholder notifying the Company and the selling Stockholder that such Eligible Stockholder intends to exercise such Eligible Stockholder's Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Transfer.

"*Eligible Stockholder Notice Period*" has the meaning given to such term in Section 2.1(d).

"*Exercising Eligible Stockholders*" has the meaning given to such term in Section 2.1(d).

"*Existing Stockholder(s)*" means all Persons who/that hold shares of Capital Stock, Options and/or Convertible Securities as of the Effective Date, or any one of them, as the context may require. Such holders include: (a) IX Power LLC, a Colorado limited liability company, (b) the Seed Round Investors referenced in clause (a) of the definition of "Seed Round Investors," (c) the Series A Investors referenced in clause (a) of the definition of "Series A Investors," (d) the Series B Investors referenced in clause (a) of the definition of "Series B Investors," and (e) the Additional Stockholders referenced in clause (a) and, if applicable, clause (b), of the definition of "Additional Stockholder(s)."

"*IX Power LLC*" means, as the context may require, (a) IX Power LLC, a Colorado limited liability company, (b) each Person to whom the rights of IX Power LLC are assigned after the Effective Date pursuant to Section 2 (subject to compliance with all applicable requirements of Section 2 and Section 10.10), and/or Section 10.10, as the case may be, and/or (c) and any one of them. As of the Effective Date, IX Power LLC is the Person referenced in the foregoing clause(a), is an Existing Stockholder, and holds 6,813,438 shares of the Class A Common Stock as of the Effective Date.

"*Initial Crowdfunding Offering*" means the Regulation Crowdfunding offering (an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and pursuant to Regulation Crowdfunding (§ 227.100 et seq.)) of the Company hosted on funding portal StartEngine Capital LLC. Such offering commenced in May 2020 and the offering deadline subsequently occurred in January 2022 (taking into account offering extensions), with funds reconciliations completed in mid-April 2022. After funds reconciliations, the Company had issued 1,672,899 shares of the Class B Non-Voting Common Stock for $1,960,512.50 cash consideration pursuant to such offering. Certain additional shares of the Class B Non-Voting Common Stock have been reserved as part of such offering for intermediary/funding portal equity compensation as further described in clause (b) of the definition of "Additional Stockholder(s)" in this Agreement.

"*Investor(s)*" means the Seed Round Investors, the Series A Investors, the Series B Investors, any and all Additional Investors and/or any one of them, as the context may require.

"*Non-Crowdfunding Financing*" means any debt or equity financing of the Company after the Effective Date for capital raising purposes that is not an Additional Crowdfunding Offering.

"*Non-Qualified Person*" means any Person who is (a) directly or indirectly engaged in any business which the Board determines, in good faith, to be competing with any business of the Company

5

(or any subsidiaries of the Company if the Company has subsidiaries), (b) an adverse party in any significant (as determined in good faith by the Board) legal or arbitration proceeding with the Company (or any subsidiaries of the Company if the Company has subsidiaries), or (iii) an Affiliate of any Person described in clauses (a) or (b).

"***Non-Voting Capital Stock***" means, with respect to a particular Stockholder and without duplication, (a) shares of Class B Non-Voting Common Stock and shares of non-voting Preferred Stock held by such Stockholder (whether now outstanding or hereafter issued in any context), (b) shares of Class B Non-Voting Common Stock issued or issuable to such Stockholder upon conversion of any non-voting Preferred Stock held by such Stockholder, and (c) shares of Class B Non-Voting Common Stock or non-voting Preferred Stock issued or issuable upon exercise or conversion, as applicable, of Options or Convertible Securities, in each case now owned or subsequently acquired by such Stockholder. For purposes of the number of shares of Capital Stock held by a Stockholder (or any other calculation based thereon): (i) all shares of non-voting Preferred Stock shall be deemed to have been converted into Class B Non-Voting Common Stock at the then applicable conversion ratio and (ii) the term "Stockholder," as the case may be, shall mean and include such Stockholder's respective successors and permitted transferees or assigns. As of the Effective Date, the non-voting Preferred Stock of the Company is the Series B Non-Voting Preferred Stock and the Series CF Non-Voting Preferred Stock.

"***Option***" means rights, options or warrants to subscribe for, purchase or otherwise acquire Capital Stock or Convertible Securities.

"***Person***" means an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

"***Preferred Stock***" means collectively, all shares of the Company's preferred stock, par value $0.001 per share, including all shares of the Company's Series A Preferred Stock, Series B Non-Voting Preferred Stock and Series CF Non-Voting Preferred Stock.

"***Proposed Sale of the Company***" has the meaning given to such term in Section 3.1(c).

"***Proposed Transfer***" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Stockholders (excluding any sale or other transfer of shares of Capital Stock pursuant to Section 3.1 (Drag-Along Right).

"***Proposed Transfer Notice***" means written notice from a Stockholder setting forth the terms and conditions of a Proposed Transfer.

"***Prospective Transferee***" means any Person to whom a Stockholder proposes to make a Proposed Transfer.

"***Right of First Refusal***" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

"***Sale of the Company***" has the meaning given to such term in Section 3.1(a).

"***SEC***" means the Securities and Exchange Commission.

"*Second Amended and Restated Certificate*" means the Second Amended and Restated Certificate of Incorporation of the Company filed with the Delaware Secretary of State (which filing will be submitted by the Company in either September 2022 or October 2022).

"*Second Amended and Restated Certificate Effective Date*" means the date the Amended and Restated Certificate of Incorporation is filed and effective pursuant to Section 103 of the Delaware General Corporation Law.

"*Secondary Notice*" means written notice from the Company notifying the Eligible Stockholders that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Transfer.

"*Secondary Refusal Right*" means the right, but not an obligation, of each Eligible Stockholder to purchase up to such Eligible Stockholder's pro rata portion (based upon (a) in the case of a Proposed Transfer of Voting Capital Stock, the total number of shares of Voting Capital Stock then held by all Eligible Stockholders on an as-converted basis and (b) in the case of a Proposed Transfer of Non-Voting Capital Stock, the total number of shares of Capital Stock then held by all Eligible Stockholders on an as-converted basis) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

"*Securities Act*" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"*Seed Round Investor(s)*" means, as the context may require:

(a)   (i) the Persons who/that acquired their shares in the Company's "seed round" and (ii) as applicable, any and all of such Persons' respective successor(s) or permitted assignee(s) in accordance with the Existing Stockholder Agreement;

(b)   each Person to whom the rights of any Person(s) referenced in the foregoing clause (a) are assigned after the Effective Date pursuant to Section 2 (subject to compliance with all applicable requirements of Section 2 and Section 10.10) and/or Section 10.10, as the case may be; and/or

(c)   any one of them.

Such Persons referenced in the foregoing clause (a)(i) of this definition of "Seed Round Investor(s)" acquired convertible securities in 2012 and 2013 and the indebtedness evidenced by such securities was converted into voting common shares of the Company in late 2013 and early 2014. As of the Effective Date: (x) the Seed Round Investors hold shares of the Class A Common Stock; (y) the total number of issued and outstanding shares of the Class A Common Stock held by the Seed Round Investors as of the Effective Date is 1,504,601 shares of Class A Common Stock and all of such Seed Round Investors are Existing Stockholders. The Seed Round Investors were referred to and known as the "Common Investors" under the Existing Stockholder Agreement and are now referred to and known as the Seed Round Investors under this Agreement.

"*Selling Stockholders*" has the meaning given to such term in Section 3.1(b).

"*Series A Investors*" means, as the context may require:

(a)   (i) the Persons who/that acquired shares of the Series A Preferred Stock pursuant to the Company's Series A Preferred Stock financing at one or more closings for such financing occurring between (and including) the initial closing date of October 6, 2014 and the final closing date of February 14, 2018, and (ii) as applicable, any and all of such Persons' respective successor(s) or permitted assignee(s) in accordance with the Existing Stockholder Agreement;

(b)   each Person to whom the rights of any Person(s) referenced in the foregoing clause (a) are assigned after the Effective Date pursuant to Section 2 (subject to compliance with all applicable requirements of Section 2 and Section 10.10) and/or Section 10.10, as the case may be; and/or

(c)   any one of them.

As of the Effective Date: (x) the total number of issued and outstanding shares of the Series A Preferred Stock held by the Series A Investors is 2,021,850 shares of Series A Preferred Stock; (y) certain Series A Investors hold shares of Class A Common Stock (as of the Effective Date, 48,660 shares of Class A Common Stock in the aggregate for all such Series A Investors), acquired in September/October 2019 upon exercise of certain "Early Investor Warrants" issued as part of the Company's Series A Preferred Stock financing; and (z) all of such Series A Investors are Existing Stockholders.

"***Series A Preferred Stock***" means collectively, all shares of the Company's Series A Preferred Stock, par value $0.001 per share.

"***Series B Investor(s)***" means, as the context may require:

(a)   (i) the Persons who/that acquired shares of the Series B Non-Voting Preferred Stock pursuant to any one or more of (A) the first and only closing of the Company's Rule 506(c) offering of its Series B Non-Voting Preferred Stock that occurred in May 2018, (B) closings of the Company's Rule 506(b) offering of its Series B Non-Voting Preferred Stock and certain Class B Non-Voting Common Stock warrants that occurred in April 2020 prior to commencement of the Initial Crowdfunding Offering, and/or (C) the closing of the Company's Rule 506(b) offering of its Series B Non-Voting Preferred Stock that occurred May 31, 2022, and (ii) as applicable, any and all of such Persons' respective successor(s) or permitted assignee(s) in accordance with the Existing Stockholder Agreement;

(b)   each Person to whom the rights of any Person(s) referenced in the foregoing clause (a) are assigned after the Effective Date pursuant to Section 2 (subject to compliance with all applicable requirements of Section 2 and Section 10.10) and/or Section 10.10, as the case may be; and/or

(c)   any one of them.

As of the Effective Date: (x) the total number of issued and outstanding shares of the Series B Non-Voting Preferred Stock held by the Series B Investors is 626,014 shares of Series B Non-Voting Preferred Stock; (y) certain Series B Investors hold warrants to acquire shares of the Class B Non-Voting Common Stock (up to a total of 480,000 shares of the Class B Non-Voting Common Stock are reserved for such warrants as of the Effective Date) as part of the Company's Rule 506(b) offering that occurred in April 2020 prior to commencement of the Initial Crowdfunding Offering; and (z) all of such Series B Investors are Existing Stockholders.

"***Series B Non-Voting Preferred Stock***" means collectively, all shares of the Company's Series B Non-Voting Preferred Stock, par value $0.001 per share.

"**_Series CF Non-Voting Preferred Stock_**" means collectively, all shares of the Company's Series CF Non-Voting Preferred Stock, par value $0.001 per share.

"**_Shares_**" has the meaning given to such term in Section 3.1(a).

"**_Stock Sale_**" has the meaning given to such term in Section 3.1(a).

"**_Stockholders_**" means the IX Power LLC, the Investors, the Additional Stockholders and/or any one of them, as the context may require.

"**_Stockholders Schedule_**" means the schedule of the Stockholders maintained by the Company, to include the notice information for each Stockholder in accordance with Section 10.6 and the outstanding shares of Capital Stock, and where applicable Options and Convertible Securities, held by each Stockholder. At any time that the Company retains a third-party stock transfer agent, the Stockholders Schedule may be prepared by the Company utilizing the records established and maintained with the third-party stock transfer agent.

"**_Transfer Stock_**" means shares of Capital Stock owned or held by a Stockholder, or issued to a Stockholder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like).

"**_Undersubscription Notice_**" means written notice from an Eligible Stockholder notifying the Company and the selling Stockholder that such Eligible Stockholder intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

"**_Voting Capital Stock_**" means, with respect to a particular Stockholder and without duplication, (a) shares of Class A Common Stock and voting Preferred Stock held by such Stockholder (whether now outstanding or hereafter issued in any context), (b) shares of Class A Common Stock issued or issuable to such Stockholder upon conversion of voting Preferred Stock held by such Stockholder, and (c) shares of Class A Common Stock or voting Preferred Stock issued or issuable upon exercise or conversion, as applicable, of Options or Convertible Securities, in each case now owned or subsequently acquired by such Stockholder. For purposes of the number of shares of Capital Stock held by a Stockholder (or any other calculation based thereon): (i) all shares of voting Preferred Stock shall be deemed to have been converted into Class A Common Stock at the then applicable conversion ratio and (ii) the term "Stockholder," as the case may be, shall mean and include such Stockholder's respective successors and permitted transferees or assigns. As of the Effective Date, the voting Preferred Stock of the Company is the Series A Preferred Stock.

2. **AGREEMENT AMONG THE COMPANY AND THE STOCKHOLDERS WITH RESPECT TO FIRST REFUSAL RIGHTS.**

    2.1   Right of First Refusal.

        (a)   Grant. Subject to the terms of Section 2.3 below, each Stockholder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Stockholder may propose to transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

        (b)   Notice. Each Stockholder proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company for receipt by the Company not later than fifty (50) days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain (i) the identity of the Stockholder proposing to make the Proposed Transfer and the email address and address of such Stockholder for notices to be given to such Stockholder by the Company and/or Eligible Stockholders in accordance with this Section 2 (the email address and address so provided in the Proposed Transfer Notice shall permit the giving of notices by the Company and/or any one or more Eligible Stockholders, as applicable, in a manner contemplated by Section 10.6 of this Agreement) and (ii) the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Transfer. To exercise its Right of First Refusal under this Section 2.1, the Company must deliver a Company Notice to the selling Stockholder within fifteen (15) days after the Company's receipt of the Proposed Transfer Notice.

(c)   Grant of Secondary Refusal Right to Eligible Stockholders. Subject to the terms of Section 2.3 below, each Stockholder hereby unconditionally and irrevocably grants to the each Eligible Stockholder a Secondary Refusal Right to purchase all or any portion of Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Transfer, the Company must deliver a Secondary Notice to the selling Stockholder and to each Eligible Stockholder to that effect no later than fifteen (15) days after the Company's receipt of the Proposed Transfer Notice. Any such notice delivered by the Company to an Eligible Stockholder will be accompanied by the Proposed Transfer Notice delivered by the selling Stockholder to the Company pursuant to Section 2.1(b) above. To exercise its Secondary Refusal Right, an Eligible Stockholder must deliver an Eligible Stockholder Notice to the selling Stockholder and the Company within fifteen (15) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d)   Undersubscription of Transfer Stock. If rights to purchase pursuant to this Section 2.1 have not been exercised by the Company and the Eligible Stockholders with respect to all of the Transfer Stock by the end of the 15-day period specified in the last sentence of Section 2.1(c) (the "*Eligible Stockholder Notice Period*"), then the Company shall, immediately after the expiration of the Eligible Stockholder Notice Period, send written notice (the "*Company Undersubscription Notice*") to those Eligible Stockholders who fully exercised their Secondary Refusal Right within the Eligible Stockholder Notice Period (the "*Exercising Eligible Stockholders*").   Each Exercising Eligible Stockholder shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Eligible Stockholder must deliver an Undersubscription Notice to the selling Stockholder and the Company within ten (10) days after receipt of the Company Undersubscription Notice. In the event there are two or more such Exercising Eligible Stockholders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Eligible Stockholders pro rata based on the number of shares of Transfer Stock such Exercising Eligible Stockholders have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Eligible Stockholder has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Eligible Stockholders, the Company shall immediately notify all of the Exercising Eligible Stockholders and the selling Stockholder of that fact.

(e)   Forfeiture of Rights. Notwithstanding the foregoing, if the total number of shares of Transfer Stock that the Company and the Eligible Stockholders have agreed to purchase in the Company Notice, Eligible Stockholder Notices and Undersubscription Notices is less than the total number of shares of Transfer Stock that are subject to the Proposed Transfer, then the Company and the Eligible Stockholders shall be deemed to have forfeited any right to purchase such Transfer Stock, and the selling Stockholder shall be free to sell all, but not less than all, of the Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including without limitation the terms and restrictions set forth in Section 10.10 (including, without limitation, any requirements relating to securities laws); (ii) any future Proposed Transfer shall remain subject to the terms and conditions of this Agreement, including without limitation this Section 2; and (iii) such sale shall be consummated within fifty (50) days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such fifty (50) day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(f)   Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board and as set forth in the Company Notice. If the Company or any Eligible Stockholder cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Eligible Stockholder may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Eligible Stockholders shall take place, and all payments from the Company and the Eligible Stockholders shall have been delivered to the selling Stockholder, no later than fifty (50) days after receipt of the Proposed Transfer Notice by the Company and the Eligible Stockholders. In addition, the closing of any purchase of Transfer Stock by an Eligible Stockholder pursuant to Section 2.1 shall comply with all applicable requirements of Section 10.10 (including, without limitation, any requirements relating to securities laws).

2.2   Effect of Failure to Comply.

(a)   Transfer Void; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)   Violation of First Refusal Right. If any Stockholder becomes obligated to sell any Transfer Stock to the Company or any Eligible Stockholder under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Eligible Stockholder may, at its option, in addition to all other remedies it may have, send to such Stockholder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Eligible Stockholder (or request that the Company effect such transfer in the name of the applicable Stockholder) on the Company's books or any certificate or certificates, instruments or book entry representing the Transfer Stock to be sold.

2.3   Exempt Transfers.

(a)   Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2.1 shall not apply:

(i) in the case of IX Power LLC or an Investor that is an entity, upon a transfer by IX Power LLC or such Investor to its stockholders, members, partners or other equity holders;

(ii) to a repurchase of Transfer Stock from a Stockholder by the Company pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board;

(iii) in the case of an Investor who is a natural person, upon a transfer of Transfer Stock by such Investor made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to (I) his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Investor (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other Person approved by majority consent of the Board, or (II) any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Investor or any such family members;

(iv) in the case of Additional Stockholder who is a natural person, solely with respect to Transfer Stock held by such Additional Stockholder that was originally acquired pursuant to a Regulation Crowdfunding offering (that is, an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and pursuant to Regulation Crowdfunding (§ 227.100 et seq.)), upon a transfer of such Transfer Stock by such Additional Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to (I) his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Additional Stockholder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other Person approved by majority consent of the Board, or (II) any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Additional Stockholder or any such family members; or

(v) in the case of an Additional Stockholder who is a natural person, with respect to Transfer Stock not subject to clause (iv) above, only if approved by majority consent of the Board, upon a transfer of such Transfer Stock by such Additional Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to any Person approved by majority consent of the Board;

provided that in the case of clauses (i), (iii), (iv) and (v), (A) the Stockholder shall deliver prior written notice to the Company of such transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement, (B) the transferee(s) shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as confirmation that each such transferee shall be bound by all the terms and conditions of this Agreement as a Stockholder (but only with respect to the securities so transferred to the relevant transferee), including without limitation the obligations of a Stockholder with respect to Proposed Transfers of such Transfer Stock pursuant to Section 2, (C) such transfer of shares shall comply with all applicable requirements of Section 10.10 (including, without limitation, any requirements relating to securities laws), and (D) such transfer shall be made pursuant to a transaction in which there is no consideration actually paid for such transfer.

(b) <u>Exempted Offerings</u>. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2.1 shall not apply to the sale of any Transfer Stock (i) to the public in an offering pursuant to an effective registration statement under the Securities Act or

(ii) pursuant to either (A) the sale or exchange of all or substantially all of the assets of the Company (other than a sale or exchange to a subsidiary corporation of the Company or a sale or exchange effected for the purpose of reincorporating the Company in another jurisdiction) or (B) the merger or consolidation of the Company with or into another entity in which the stockholders of the Company immediately prior to such transaction shall own less than a majority of the voting securities or power of the surviving entity immediately subsequent to such transaction (other than a merger or consolidation effected for the purpose of reincorporating the Company in another jurisdiction).

2.4   Prohibited Transferees. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, no Stockholder shall transfer any Transfer Stock (including, without limitation, pursuant to an exempted transfer under Section 2.3) to (a) any Non-Qualified Person or (b) any customer, distributor or supplier of the Company, if the Board should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier; *provided, however*, that the foregoing shall not prohibit a sale of shares of Capital Stock pursuant to Section 3.1 (Drag-Along Right).

2.5   Conflicts with Other Agreements or Bylaws. In the event of a conflict between this Agreement, on the one hand, and the Company's Bylaws or any written agreement (including, without limitation, a subscription agreement) between the Company and any Stockholder containing a preexisting right of first refusal, the terms of this Agreement will control and compliance with this Section 2 shall be deemed compliance with the Company's Bylaws or such other agreement(s).

3.   **VOTING AGREEMENTS.**

3.1   Drag-Along Right.

(a)   Definitions. A "*Sale of the Company*" shall mean either: (i) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the then outstanding voting power of the Company (a "*Stock Sale*"); or (ii) a Deemed Liquidation Event (as defined in the Certificate of Incorporation. The term "*Shares*" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Capital Stock now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

(b)   Actions to be Taken. In the event that (x) (I) the holders of a majority of the outstanding shares of Voting Capital Stock (voting together as a single class) and (II) the holders of a majority of the outstanding shares of Class A Common Stock (voting together as a single class) (collectively, the "*Selling Stockholders*") and (y) the Board (to the extent required by applicable law), approve a Sale of the Company in writing, specifying that this Section 3.1 shall apply to such transaction, then each Stockholder and the Company hereby agrees:

(i)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Certificate of Incorporation required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(ii)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Stockholders to the Person to whom the Selling Stockholders propose to sell their Shares, and, except as permitted in Section 3.1(c) below, on the same terms and conditions as the Selling Stockholders;

(iii)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Stockholders in order to carry out the terms and provision of this Section 3.1, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(v)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(vi)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3.1 includes any securities and due receipt thereof by any Stockholder would require under applicable law (A) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (B) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to Accredited Investors, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(vii)   in the event that the Selling Stockholders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (A) to consent to (I) the appointment of such Stockholder Representative, (II) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (III) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and such Stockholder Representative's related service as the representative of the Stockholders, and (B) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with such Stockholder Representative's service as the Stockholder Representative, absent fraud or willful misconduct.

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(c)   Exceptions. Notwithstanding the foregoing, no Stockholder will be required to comply with Section 3.1(b) above in connection with any proposed Sale of the Company (the "*Proposed Sale of the Company*") unless:

(i)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale of the Company are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including but not limited to representations and warranties that (A) the applicable Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the applicable Stockholder in connection with the transaction have been duly authorized, if applicable, (C) the documents to be entered into by the applicable Stockholder have been duly executed by such Stockholder and delivered to the acquirer and are enforceable against such Stockholder in accordance with their respective terms and (D) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the applicable Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(ii)   no Stockholder shall be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale of the Company, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(iii)   the liability for indemnification, if any, of any Stockholder in the Proposed Sale of the Company and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Proposed Sale of the Company, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to the applicable Stockholder in connection with such Proposed Sale of the Company;

(iv)   liability shall be limited to the applicable Stockholder's applicable share (determined based on the respective proceeds payable to such Stockholder in connection with such Proposed Sale of the Company) of a negotiated aggregate indemnification amount that applies equally to all stockholders of the Company but that in no event exceeds the amount of consideration otherwise payable to the applicable Stockholder in connection with such Proposed Sale of the Company, except with respect to claims related to fraud by the applicable Stockholder, the liability for which need not be limited as to the applicable Stockholder;

(v)   upon the consummation of the Proposed Sale, each holder of capital stock of the Corporation will receive the same form and amount of consideration per share of capital stock as is received by other holders in respect of their shares of capital stock; *provided, however*, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Shares pursuant to this clause (v) includes any securities and due receipt thereof by a Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to a Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to Accredited Investors, the Company may cause to be paid to any Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been

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sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the relevant Shares; and

(vi)   subject to clause (v) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale of the Company, all holders of such capital stock will be given the same option; *provided, however*, that nothing in this Section 3.1(c)(vi) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.2   Voting Provisions Regarding Board of Directors.

(a)   Size of Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at the number of directors of the Company fixed from time to time by resolution of the Board in accordance with the Company's Bylaws. As of the date of this Agreement, the size of the Board is fixed at five (5) directors. For purposes of this Agreement, the term "***Shares***" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Capital Stock now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise. For clarity, pursuant to the Certificate of Incorporation, shares of Non-Voting Stock are not entitled to voting rights with respect to the election of directors and, accordingly, do not constitute "***Shares***" for purposes of this Agreement.

(b)   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(i)   Two individuals designated by IX Power LLC, which individuals shall be, as of the Effective Date, John R. (Grizz) Deal and Randall (Randy) Wilson;

(ii)   One individual designated by the holders of a majority of the outstanding shares of Class A Common Stock (voting together as a single class), which individual shall be, as of the Effective Date, Robert (Bob) Bednarz (replacing Robert Libutti);

(iii)   One individual designated by the holders of a majority of the outstanding shares of Series A Preferred Stock (voting together as a single class), which individual shall be, as of the Effective Date, Paul Gatzemeier; *provided, however*, that the rights of the holders of the Series A Preferred Stock to designate a director under this Section 3.2(b)(iii) shall immediately and automatically terminate on the first date after the Effective Date that the total number of shares of Series A Preferred Stock that are issued and outstanding represent less than 10.0% of the capital stock of the Company calculated on a fully-diluted basis; and

(iv)   One individual who is mutually acceptable to the other members of the Board, which individual shall be, as of the Effective Date, John Michael (Michael) Bell;

To the extent that any of clauses (i) through (iv) above shall not be applicable, by virtue of the express terms of such clauses or pursuant to Section 3.2(c) below, any member of the Board who would otherwise

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have been designated in accordance with the terms thereof shall instead be voted upon by all of the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate of Incorporation.

(c)   Failure to Designate a Board Member.

(i)   In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

(ii)   The Person(s) entitled to designate a director as provided in Section 3.2(b) shall use all reasonable efforts to ensure that any vacant position is filled as soon as practicable following the date the vacancy is created. If a vacancy remains unfilled for more than 20 consecutive days, then the vacancy may be filled by a majority of the directors then in office, although less than a quorum (or, if pursuant to applicable law, the vacancy must be filled by the Company's stockholders, then by the holders of a majority of all of the Capital Stock issued and outstanding at such time), until such time as the Person(s) entitled to designate the director and have designated a replacement director. If a vacancy remains unfilled for more than 60 consecutive days, or if a vacancy remains unfilled for more than 20 consecutive days on two separate occasions, then the rights of the Person(s) entitled to designate such director seat under Section 3.2(b) or Section 3.2(c)(i), as the case may be, shall be forfeited and waived and forthwith terminated.

(d)   Removal of Board Members.

(i)   Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(A)   no director elected pursuant to Section 3.2(b) or Section 3.2(c)(i) of this Agreement may be removed from office unless (I) such removal is directed or approved by the affirmative vote of the Person, or of the requisite holders of shares of stock, entitled under Section 3.2(b) to designate that director, *provided that* a director shall be removed by the Person(s) entitled to designate or approve such director if Section 3.2(d)(ii) applies; or (II) the Person(s) originally entitled to designate or approve such director (or occupy such Board seat) pursuant to Section 3.2(b) is no longer so entitled to designate or approve such director (or occupy such Board seat);

(B)   subject to Section 3.2(c)(i) above, any vacancies created by the resignation, removal or death of a director elected pursuant to Section 3.2(b) or Section 3.2(c)(i) shall be filled pursuant to the provisions of this Section 3.2.

(C)   upon the request of any of the Person(s) entitled to designate a director as provided in Section 3.2(b) or Section 3.2(c)(i) to remove such director, such director shall be removed.

(ii)   Each of the Stockholders entitled to designate or approve a director as provided in Section 3.2(b) or Section 3(b) hereby agrees that it will remove the relevant director if:

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(A)   such director engages in conduct involving fraud, embezzlement, or misappropriation with respect to the Company or its assets or properties;

(B)   if such director engages in conduct involving such director's breach of fiduciary duty against the Company which is injurious to the Company;

(C)   if such director engages in conduct involving willful misconduct or gross negligence which is injurious to the Company;

(D)   any conviction of such director, or the entering of a plea of guilty or nolo contendere by such director to, a crime that constitutes a felony or that involves moral turpitude, or any willful or material violation by such director of any federal, state or foreign securities laws; or

(E)   any conviction of any other criminal act or act of material dishonesty, disloyalty or misconduct by such director that has any material adverse effect on the property, operations, business or reputation of the Company.

(iii)   All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

(e)   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

(f)   No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (each, a "*Disqualification Event*"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "*Disqualified Designee*". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

3.3   Remedies.

(a)   Covenants of the Company. The Company agrees to use its reasonable best efforts, within the requirements of applicable law, to ensure that the rights granted under this Section 3 are effective and that the parties enjoy the benefits of this Section 3. Such actions include,

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without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Section 3.

(b)   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Section 3 are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Section 3, and to specific enforcement of the terms and provisions of this Section 3 in any action instituted in any court of the United States or any state having subject matter jurisdiction.

(c)   Remedies Cumulative. All remedies, either under this Section 3.2 or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.   **CONFIDENTIALITY.**   Each Stockholder agrees that such Stockholder will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any trade secret or other confidential information obtained from the Company (including by the Company's agents or representatives) or its partners, distributors, licensees, suppliers and customers pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach by such Stockholder of this Section 4 or any other confidentiality agreement to which such Stockholder is a party or of which such Stockholder has knowledge), or (b) is or has been made known or disclosed to the Stockholder by a third party without a breach of any obligation of confidentiality such third party may have to the Company; *provided, however*, that a Stockholder may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Stockholder in the ordinary course of business, provided that such Stockholder (A) informs each such Person that such information is confidential and directs such Person to maintain the confidentiality of such information and (B) shall be responsible for any breach of the provisions of this Section 4 by any such Person(s); or (iii) as may otherwise be required by law, provided that the Stockholder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure. The obligations of each Stockholder under this Section 4 shall survive the execution and delivery of this Agreement and shall not be affected by termination of this Agreement or any sale, transfer or other assignment of any Capital Stock.

5.   **LOCK UP.**

(a)   Agreement to Lock-Up. Each Stockholder hereby agrees that, if requested by the Company or any underwriter of shares of Capital Stock (or other securities of the Company), such Stockholder shall not sell or otherwise transfer or dispose of, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any shares of Capital Stock or other equity securities of the Company (other than pursuant to such registration) during (i) in the case of the Company's initial public offering of the Company's Capital Stock (the "**IPO**"), the one hundred eighty (180) day period following the effective date of the registration statement for such IPO, and (b) in the case of all subsequent registrations of the Company's Capital Stock, the ninety (90) day period following the effective date of the registration statement for such subsequent registration. The obligations described in this Section 5(a) shall not apply to a registration on Form S-4 or Form S-8 or similar forms which may be promulgated in the future.

(b)   Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Stockholder (and transferees and assignees thereof) until the end of the applicable period.

6.   **ADDITIONAL RIGHTS - SERIES A INVESTORS.**

(a)   Board Matters. Unless otherwise determined by the vote of a majority of the directors then in office, for so long as the holders of the Series A Preferred have the right to designate a director pursuant to Section 3.2(b)(iii), the Board shall meet at least quarterly in accordance with an agreed-upon schedule.

(b)   Financial Information. The Series A Investors acknowledge and agree that the Series A Investors have access to the financial information provided by the Company in its publicly available Regulation Crowdfunding filings, including annual financial statements, as of the Effective Date and, thereafter, for so long as the Company is and remains subject to such financial reporting requirements of Regulation Crowdfunding. As expanded information and inspection rights, the Company shall deliver to each Series A Investor, *provided* that the Board has not reasonably determined that the Series A Investor has become a Non-Qualified Person and subject to such Series A Investor's obligations of confidentiality, such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as such Series A Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 6(b) to provide information (A) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (B) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel, the accountant-client privilege between the Company and its independent accountant(s), or any other applicable legal privilege.

Notwithstanding anything else in this Section 6(b) to the contrary, the Company may cease providing the information set forth in this Section 6(b) during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 6(b) shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

(c)   Termination of Covenants; Waiver. Without limitation of Section 8, the covenants set forth in this Section 6 shall terminate when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended. Further, notwithstanding anything herein to the contrary, any of the rights set forth in this Section 6 may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series A Preferred Stock then outstanding (voting together as a separate series, and on an as-converted basis).

7.   **ADDITIONAL RIGHTS - SERIES B INVESTORS.**

(a)   Financial Information. The Series B Investors acknowledge and agree that the Series B Investors have access to the financial information provided by the Company in its publicly available Regulation Crowdfunding filings, including annual financial statements, as of the Effective Date and, thereafter, for so long as the Company is and remains subject to such financial reporting requirements of Regulation Crowdfunding. As expanded information and inspection rights, the Company shall deliver to each Series B Investor, *provided* that the Board has not reasonably determined that the Series B Investor has become a Non-Qualified Person and subject to such Series B Investor's obligations of confidentiality, such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as such Series B Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 7(a) to provide information (A) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (B) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel, the accountant-client privilege between the Company and its independent accountant(s), or any other applicable legal privilege.

Notwithstanding anything else in this Section 7(a) to the contrary, the Company may cease providing the information set forth in this Section 7(a) during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 7(a) shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

(b)   **Termination of Covenants; Waiver**. Without limitation of Section 8, the covenants set forth in this Section 7 shall terminate when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended. Further, notwithstanding anything herein to the contrary, any of the rights set forth in this Section 7 may be waived on behalf of all holders of Series B Non-Voting Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series B Non-Voting Preferred Stock then outstanding (voting together as a separate series, and on an as-converted basis).

8.   **TERM.** This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) immediately prior to the consummation of the Company's first underwritten public offering of its Capital Stock under the Securities Act (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction), (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders, provided that the provisions of Sections 3.1 and 3.2 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Sections 3.1 and 3.2 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 10.9 below. Notwithstanding the foregoing, unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Stockholders under Section 5 shall survive a termination of this Agreement pursuant to clause (a) of this Section 8.

9.   **LEGEND.** Each certificate, instrument or book entry representing shares of Capital Stock held by the Stockholders or issued to any permitted transferee in connection with a transfer permitted pursuant to the terms of this Agreement shall be endorsed with the following legend:

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDER AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION (AS AMENDED, RESTATED, REPLACED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME, THE "STOCKHOLDER AGREEMENT"). COPIES OF THE STOCKHOLDER AGREEMENT MAY BE

OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION. BY ACCEPTING ANY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THE STOCKHOLDER AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN.

Each Stockholder with an existing certificate to be re-legended pursuant to this Section 9 agrees to cooperate with the Company to permit such re-legending, including returning to the Company Stockholder's original certificate to be re-legended. Upon receipt of any such original certificate, the Company will promptly re-legend such certificate and return it to the relevant Stockholder.

Each Stockholder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 9 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

The parties to this Agreement do hereby further agree that the failure to cause shares of Capital Stock represented by certificates to bear the legend required by this Section 9 shall not affect the validity or enforcement of this Agreement.

10. **MISCELLANEOUS.**

10.1 Stock Split. All references to numbers of shares of a particular class or series of Capital Stock in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting such class or series of Capital Stock occurring after the date of this Agreement. For clarity, all share numbers and share price figures set forth in this Agreement as of the date of this Agreement reflect and take into account the forward stock split and reclassification effected as of May 16, 2018 and more fully described in the Second Amended and Restated Certificate.

10.2 Ownership. Each Stockholder represents and warrants that such Stockholder is the sole legal and beneficial owner of the shares of Capital Stock subject to this Agreement and that no other Person has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

10.3 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to this Agreement need not make explicit reference to the terms of this Agreement.

10.4 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Colorado and to the jurisdiction of the United States District Court for the District of Colorado for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Colorado or the United States District Court for the District of Colorado, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof

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may not be enforced in or by such court. Each party will bear its own costs in respect of any disputes arising under this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Colorado or any court of the State of Colorado having subject matter jurisdiction.

10.5   WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS.   THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.6   Notices.

(a)   Notices Generally.

(i)   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (A) personal delivery to the party to be notified, (B) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (C) if both the party giving notice and the party receiving the notice are located within the United States, five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) if both the party giving notice and the party receiving the notice are located within the United States, one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt; otherwise, upon delivery, with written (including electronic) verification of receipt, if sent by internationally recognized overnight delivery service (e.g. FedEx), fully paid, specifying two or three day business delivery, as applicable.

(ii)   All notices and other communications given or made pursuant to this Agreement by any one or more of the Stockholders to the Company shall be sent to the Company at IX Power Clean Water, Inc., Attention: John R. (Grizz) Deal, CEO, 17301 West Colfax Ave, Suite 110, Golden, CO 80401 (physical address), or P.O. Box 16999, Golden, CO 80402 (mailing address), Grizz@IxWater.com, or to such email address or address as subsequently modified by written notice given in accordance with this Section 10.6.

(iii)   All notices or other communications given or made pursuant to Section 2 of this Agreement by the Company and/or any one or more Eligible Stockholders to a Stockholder proposing to make a Proposed Transfer (also referred to in this Agreement as the selling Stockholder) shall be sent to the selling Stockholder at the email address or address set forth in the Proposed Transfer Notice (requirements for such Proposed Transfer Notice are as set forth in Section 2.1(b)).

(iv)   All notices and other communications given or made pursuant to this Agreement by the Company to any Stockholder (other than any notice or other communication to a selling Stockholder pursuant to Section 2 of this Agreement, which is subject to Section 10.6(iii) above) shall be sent to such Stockholder at the email address or address as is set forth in the Stockholders Schedule. A Stockholder may confirm or modify such Stockholder's email address or address by written notice to the Company given in accordance with this Section 10.6. At any time that the Company retains a third-party stock transfer agent, the Company may rely on the email address and address for a Stockholder as set forth in the record/account for such Stockholder established and maintained with the third-party stock transfer agent, and each Stockholder agrees to keep such record/account updated for such Stockholder's current email address and address.

(b)   Consent to Electronic Notice. Each Stockholder consents to the delivery of any stockholder notice pursuant to the DGCL, as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address for such Stockholder in the Stockholder Schedule, as such electronic mail address may be updated from time to time by written notice to the Company, or as on the books and records of the Company (including, at any such time that the Company maintains a third-party stock transfer agent, the record/account for such Stockholder established and maintained with such third-party stock transfer agent).   To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address (and, at all times that the Company maintains a third-party stock transfer agent, ensure such Stockholder has a valid electronic mail address in such Stockholder's record/account established and maintained with such third-party stock transfer agent), and that failure to do so shall not affect the foregoing.

10.7   Entire Agreement; Effect on Prior Agreement. This Agreement (including the Exhibits and Schedules hereto and any consent of a holder of a community property interest now or hereafter delivered to the Company) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof. Upon the effectiveness of this Agreement, (a) the Existing Agreement shall be superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect, and (b) this Agreement shall be binding on all Existing Stockholders and their respective successors and permitted assigns, regardless of whether any or all of such parties, successors or assigns have entered into or otherwise approved or consented to this Agreement. The English language text of this Agreement shall prevail over any translations thereof.

10.8   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

10.9   Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6(c), Section 7(b) or Section 8 above) and the

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observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the holders of a majority of the outstanding shares of Voting Capital Stock, voting together as a single class (and, in the case of shares of voting Preferred Stock, on an as-converted basis) and (c) and the holders of a majority of the outstanding shares of Class A Common Stock, voting together as a single class. Notwithstanding the foregoing:

        (i)   (A) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party; and (B) any provision hereof that applies to the Investors as a separate class of stockholders may be waived on behalf of all of the Investors by the affirmative vote or written consent of the Investors (voting together as a single class) holding a majority of the Voting Capital Stock then held by the Investors; *provided, however,* that any such provision hereof may not be waived in any way which would adversely affect the rights of the Investors holding Non-Voting Capital Stock in a manner disproportionate to any adverse effect such waiver would have on the rights of the Investors holding Voting Capital Stock, without also the affirmative vote or written consent of the Investors (voting together as a single class) holding a majority of the Non-Voting Capital Stock then held by the Investors;

        (ii)   with respect to any such amendment or modification that (A) will apply solely to the Investors as a separate class of stockholders and (B) either (i) expands the obligations of the Investors (as a separate class of stockholders) under this Agreement or (ii) negates or curtails any consent rights or other rights specifically allocated to the Investors (as a separate class of stockholders) under this Agreement, then such amendment or modification must also be approved by the affirmative vote or written consent of the Investors (voting together as a single class) holding a majority of the Voting Capital Stock then held by the Investors; *provided, however,* that any amendment or modification which would adversely affect the rights of the Investors holding Non-Voting Capital Stock in a manner disproportionate to any adverse effect such amendment or modification would have on the rights of the Investors holding Voting Capital Stock, without also the affirmative vote or written consent of the Investors (voting together as a single class) holding a majority of the Non-Voting Capital Stock then held by the Investors (for clarity, this clause (ii) does not apply to any amendment or modification that will apply to all of the "Stockholders," as defined in this Agreement, or to all of the holders of the outstanding shares of the Company's Common Stock (or any class of the Company's Common Stock), or to all of the holders of the outstanding shares of the Company's Capital Stock, as the case may be; nor does this clause (ii) apply to any amendment or modification that adds additional Investors as parties to this Agreement);

        (iii)   (A) for so long as IX Power LLC holds any shares of Capital Stock, Section 3.2(b)(i) and the related provisions of Section 3.2(b) may not be amended, terminated or waived without the prior written consent of IX Power LLC, (B) Section 3.2(b)(ii) and the related provisions of Section 3.2(b) may not be amended, terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Class A Common Stock, (C) if and for so long as the holders of the Series A Preferred Stock have the right to designate a director pursuant to Section 3.2(b)(iii), Section 3.2(b)(iii) and the related provisions of Section 3.2(b) may not be amended, terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock; and (D) for so long as any shares of Series A Preferred Stock are outstanding, Section 6 may not be amended, terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock (except a termination in accordance with Section 6 or Section 8) without the prior written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock; and (E) for so long as any shares of Series B Non-Voting Preferred Stock are outstanding, Section 7 may not be amended, terminated or waived without the prior written consent of the holders of a majority of the then-outstanding shares of Series B Non-Voting Preferred Stock (except a termination in accordance with Section 7 or Section 8);

(iv) The Stockholder Schedules may be amended by the Company and/or its third-party stock transfer agent at any time and from time to time, without the consent of any of the Stockholders, (A) to reflect subsequent investors, stockholders, or successors or transferees, who become parties to this Agreement or otherwise bound by this Agreement in accordance with this Agreement, and/or (B) to reflect modifications to a Stockholders's notice information given in accordance with Section 10.6; and

(v) Any amendment, modification, termination or waiver effected in accordance with this Section 10.9 shall be binding upon the Company and each Stockholder (including each Investor and each Additional Stockholder) and all of their respective successors and permitted assigns whether or not such party, assignee or other stockholder entered into or approved such amendment, modification, termination or waiver. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver; provided that failure to deliver such notice shall not affect the validity or binding effect of the amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

10.10 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Stockholder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company, as a condition to any transfer or assignment, a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) pursuant to which such successor or permitted assignee shall confirm his, her or its agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee. In addition, the Company shall have the right to condition any such transfer or assignment (including without limitation any transfer, assignment or other disposition of Transfer Stock) upon the requirement that the selling Stockholder provide the Company with written assurances (including legal opinions), in form and substance satisfactory to the Company, that (i) the proposed disposition does not require registration of the applicable Company securities under the Securities Act and/or (ii) all appropriate action necessary for compliance with the registration requirements of the Securities Act or any exemption from registration available under the Securities Act (including Rule 144) has been taken.

(c) The Company shall not permit the transfer or assignment of any shares of Capital Stock subject to this Agreement on its books or issue a new certificate representing any such shares unless the transferee or assignee shall have complied with the terms of this Section 10.10. Any

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proposed transfer of rights under this Agreement not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company.

(d)　　Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

10.11　Severability.　In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

10.12　Governing Law.　This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of Colorado without regard to conflict of law principles that would result in the application of any law other than the law of the State of Colorado.

10.13　Titles and Subtitles.　The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.14　Counterparts; Facsimile; PDF.　This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile or email transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile or email signature page were an original thereof.　In accordance with the Uniform Electronic Transactions Act (UETA) and the Electronic Signatures in Global and National Commerce Act, or E-Sign, and other applicable local or state legislation regarding Electronic Signatures and Transactions, the parties do hereby expressly authorize and agree to the use of electronic signatures as an additional method of signing and/or initialing this Agreement. The parties hereby agree that any party may sign electronically by utilizing an electronic signature service.

10.15　Specific Performance.　In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each of the parties hereto shall be entitled to specific performance of the agreements and obligations of the other parties hereto and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

10.16　Additional Stockholders.

(a)　　*StartEngine*.　One of the conditions to the Company's issuance to StartEngine of the 31,368 shares of Class B Non-Voting Common Stock referenced in clause (b) of the definition of "Additional Stockholder(s)" in this Agreement is that StartEngine (as defined in such definition) becomes a party to the Company's stockholder agreement as in effect at the time of the issuance of such shares. This is the same requirement applicable to all purchasers of shares of the Class B Non-Voting Common Stock who/that acquired such shares in exchange for cash consideration pursuant to the Initial Crowdfunding Offering, all of which purchasers are Existing Stockholders. If such shares reserved for issuance to StartEngine have not been issued as of the Effective Date and so StartEngine is not an Existing Stockholder as of the Effective Date, then in connection with any issuance of such shares that may occur after the Effective Date StartEngine will become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement (and, if requested by the Company, a joinder agreement in form acceptable to the Company) and thereafter shall be deemed an Additional Stockholder for all purposes of this Agreement.

(b) *Additional Crowdfunding Offerings*. In the event that after the Effective Date, the Company issues shares of Capital Stock (including shares of Series CF Non-Preferred Stock), or Options or Convertible Securities, pursuant to any one or more Additional Crowdfunding Offerings, the Company shall, as a condition to such issuance, cause each Person purchasing or otherwise acquiring such shares of Capital Stock, or Options or Convertible Securities, to execute a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder (or, in the case of Options or Convertible Securities, where applicable, require that execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company), as an Additional Stockholder be a requirement to and condition of the exercise of such Options or Convertible Securities), and such Person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to an Additional Stockholder. Upon execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder, each such Person thereafter shall be deemed an Additional Stockholder for all purposes of this Agreement.

(c) *Additional Non-Crowdfunding Financings*. In the event that after the Effective Date, the Company issues shares of Capital Stock, or Options or Convertible Securities, pursuant to any one or more Non-Crowdfunding Financings, and the terms of the relevant Non-Crowdfunding Financing as approved by the Board require or contemplate that the Person(s) acquiring the Capital Stock, or Options or Convertible Securities, pursuant to the relevant Non-Crowdfunding Financing will become a party to otherwise bound by this Agreement as either an Additional Investor or an Additional Stockholder, then the Company shall, as a condition to such issuance, cause each Person purchasing or otherwise acquiring such shares of Capital Stock, or Options or Convertible Securities, to execute a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as either an Additional Investor or an Additional Stockholder, as applicable (or, in the case of Options or Convertible Securities, where applicable, require that execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as either an Additional Investor or an Additional Stockholder, as the case may be, be a requirement to and condition of the exercise of such Options or Convertible Securities), and such Person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to either an Additional Investor or an Additional Stockholder, as the case may be. Whether or not specifically required by this Section 10.6(c): (i) upon execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Investor, each such Person thereafter shall be deemed either an Additional Investor for all purposes of this Agreement; and (ii) upon execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder, each such Person thereafter shall be deemed either an Additional Stockholder for all purposes of this Agreement.

(d) *Other Issuances*. In the event that (i) after the Effective Date, the Company issues shares of Capital Stock, or Options or Convertible Securities, to any employee, consultant or other Person, which shares Options or Convertible Securities would collectively constitute with respect to such employee, consultant or other Person (taking into account all shares of Capital Stock, Options and Convertible Securities held by such employee, consultant or other Person) one percent (1%) or more of the Company's then outstanding Capital Stock (treating for this purpose all shares of Capital Stock issuable upon exercise of or conversion of outstanding Options or Convertible Securities, as if

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exercised or converted), and (ii) none of subsection (a), (b) or (c) of this Section 10.16 apply to such issuance, the Company shall, as a condition to such issuance, cause such employee, consultant or other Person to execute a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder (or, in the case of Options or Convertible Securities, where applicable, require that execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder be a requirement to and condition of the exercise of any Options or Convertible Securities), and such Person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to an Additional Stockholder. Whether or not specifically required by this Section 10.6(iv), upon execution of a counterpart signature page hereto (and, if requested by the Company, a joinder agreement in form acceptable to the Company) as an Additional Stockholder, each such Person thereafter shall be deemed an Additional Stockholder for all purposes of this Agreement.

(e)   For clarity: (i) any Person who/that becomes a party to this Agreement or otherwise bound by this Agreement as an Additional Stockholder does not become, and is not entitled to, any of the rights or entitlements under this Agreement available to any Investor (whether as a Series A Investor, Series B Investor, Additional Investor and/or Investor); (ii) except as may be approved in writing by both the Company and the holders of a majority of the then outstanding shares of Series A Preferred Stock, any Person who/that becomes a party to this Agreement or otherwise bound by this Agreement as an Additional Investor does not become, and is not entitled to, any of the rights or entitlements under this Agreement available to the Series A Investors under Section 6; and (iii) except as may be approved in writing by both the Company and the holders of a majority of the then outstanding shares of Series B Non-Voting Preferred Stock, any Person who/that becomes a party to this Agreement or otherwise bound by this Agreement as an Additional Investor does not become, and is not entitled to, any of the rights or entitlements under this Agreement available to the Series B Investors under Section 7.

10.17   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

10.18   Aggregation of Stock. All shares of Capital Stock held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

10.19   Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorney's fees and costs.

10.20   Independent Counsel. Each Stockholder acknowledges that this Agreement has been prepared on behalf of the Company by Robinson Waters & O'Dorisio, P.C., counsel to the Company, and that Robinson Waters & O'Dorisio, P.C. does not represent, and is not acting on behalf of, any Stockholder. Each Stockholder has been provided with an opportunity to consult with such Stockholder's own counsel with respect to this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

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10.21   Stockholder Information and Inspection Rights. Except (a) as to the Series A Investors, the rights set forth in Section 6, subject to the terms and provisions of Section 6, (b) as to the Series B Investors, the rights set forth in Section 7, subject to the terms and provisions of Section 7, and (c) as to any Investor or certain Investors, rights set forth in any separate written agreement(s) entered into after the Effective Date between or among such Investor(s), on the one hand, and the Company (with approval of the Board, on the other hand, with respect to contractual information and/or inspection rights, this Agreement does not grant or entitle a Stockholder to any information or inspection rights beyond what is provided to stockholders under the DGCL and subject to information provided by the Company to the relevant Stockholders pursuant to the financial reporting requirements of Regulation Crowdfunding, so long as the Company is and remains subject to such requirements.

10.22   Reference and Effective Date.   The reference and effective date of this Agreement shall be the Effective Date, as defined in this Agreement, regardless of the date on which it is signed by the Company or any Stockholder.

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IN WITNESS WHEREOF, the parties executing this Agreement have executed this Third Amended and Restated Stockholder Agreement to be effective as of the Effective Date written above. Pursuant to Section 9.9 of the Existing Agreement, upon execution of this Agreement by the Company and the Specified Stockholders this Agreement is binding upon each of the Existing Stockholders and all of their respective successors and permitted assigns whether or not each such Existing Stockholder executes this Agreement.

COMPANY:

IX POWER CLEAN WATER, INC.



By: _____

Name: John R. (Grizz) Deal

Title: Chief Executive Officer

Date: _____10 October 2022_____

IX POWER LLC (also an EXISTING STOCKHOLDER):

IX POWER LLC



By: _____

Name: John R. (Grizz) Deal

Title: Manager

Date: _____10 October 2022_____

ADDITIONAL EXISTING STOCKHOLDERS:

See next pages.

IN WITNESS WHEREOF, the parties executing this Agreement have executed this Third Amended and Restated Stockholder Agreement to be effective as of the Effective Date written above. Pursuant to Section 9.9 of the Existing Agreement, upon execution of this Agreement by the Company and the Specified Stockholders this Agreement is binding upon each of the Existing Stockholders and all of their respective successors and permitted assigns whether or not each such Existing Stockholder executes this Agreement.

ADDITIONAL EXISTING STOCKHOLDERS:

The signatures of the Additional Existing Stockholders constituting the Specified Stockholders are on file with the Company.